  Filed Pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended
                                                     Registration No. 333-14857
PROSPECTUS
November 7, 1996

                                      LOGO
                      PEGASUS COMMUNICATIONS CORPORATION
                            Offer to Exchange its
                             Class A Common Stock
   which has been registered under the Securities Act of 1933, as amended, for any or all of the outstanding
                             Class B Common Stock
                                      of
                     Pegasus Media & Communications, Inc.

   The Registered Exchange Offer will expire at 5:00 p.m., New York City time, on December 11, 1996, unless extended.

   Pegasus Communications Corporation, a Delaware corporation ("Pegasus" or, together with its subsidiaries, the "Company"), hereby offers (the "Registered Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange its Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), for any or all of the Class B Common Stock, par value $.01 per share (the "PM&C Class B Shares"), of Pegasus Media & Communications, Inc., a Delaware corporation ("PM&C"), which is a direct subsidiary of Pegasus. The Class A Common Stock to be issued pursuant to the Registered Exchange Offer has been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a registration statement of which this Prospectus is a part (the "Registration Statement").

   PM&C has outstanding 8,500 PM&C Class B Shares. Each PM&C Class B Share will be exchanged for 22.564 shares of Class A Common Stock. The exchange ratio of the Class A Common Stock to be issued in the Registered Exchange Offer has been determined so that immediately after giving effect to the contribution by the Parent (as defined) of the Class A Common Stock, par value $.01 per share, of PM&C (the "PM&C Class A Shares") and the completion of the Registered Exchange Offer (assuming all holders of PM&C Class B Shares exchange their PM&C Class B Shares), but before giving effect to the issuance of additional shares of Common Stock in connection with the Transactions (as defined), the Parent and the holders of the PM&C Class B Shares will hold 95% and 5% of the equity of Pegasus and 99.5% and 0.5% of the voting rights of Pegasus' Common Stock, respectively, which are the same proportions in which they now own and have voting rights with respect to PM&C. Only whole shares of Class A Common Stock will be issued pursuant to the Registered Exchange Offer. In lieu of fractional shares to which a holder of PM&C Class B Shares would otherwise be entitled, the holder of PM&C Class B Shares will be paid in cash based upon the initial public offering price of the Class A Common Stock in the Public Offering (as defined) of $14.00 per share and no certificates or scrip representing fractional shares of Class A Common Stock will be issued. The Registered Exchange Offer may be accepted on behalf of a beneficial owner of PM&C Class B Shares only as to all PM&C Class B Shares owned by it since partial acceptances will not be permitted.

   The Letter of Transmittal contains a provision whereby each exchanging holder of the PM&C Class B Shares agrees by tendering his or her shares not to sell, otherwise dispose of or pledge any shares of Class A Common Stock received pursuant to the Registered Exchange Offer until April 3, 1997 without the consent of Lehman Brothers Inc., one of the underwriters of the Public Offering.

   The Company will accept for exchange any and all validly tendered PM&C Class B Shares that are tendered on or before 5:00 p.m., New York City time, on December 11, 1996, unless the Registered Exchange Offer is extended by Pegasus (but not beyond January 31, 1997), in its sole discretion (the "Expiration Date").

   The Class A Common Stock is listed in the Nasdaq National Market under the symbol "PGTV." On November 6, the last reported sale price for the Class A Common Stock was $13 per share.

   Upon consummation of the Registered Exchange Offer (assuming all holders of PM&C Class B Shares exchange their PM&C Class B Shares), the Company's issued and outstanding capital stock will consist of 4,663,229 shares of Class A Common Stock and 4,581,900 shares of Class B Common Stock. Holders of Class A Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders generally and holders of Class B Common Stock are entitled to ten votes per share. Both classes vote together as a single class on all matters except in connection with certain amendments to Pegasus' Amended and Restated Certificate of Incorporation, the authorization or issuance of additional shares of Class B Common Stock after the Public Offering, and as required by Delaware law. See "Description of Capital Stock." Marshall W. Pagon, Pegasus' President and Chief Executive Officer, by virtue of his beneficial ownership of all the Class B Common Stock will generally have the voting power to determine all matters submitted to the stockholders for approval.
                                    ------
For information concerning certain factors that should be considered in connection with the Registered Exchange Offer and an investment in the Class A Common Stock offered hereby, see "Risk Factors" beginning on page 21.
                                    ------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
         ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

   Pegasus will not receive any proceeds from the Registered Exchange Offer. Pegasus has agreed to bear certain expenses of the Registered Exchange Offer. No underwriter is being used in connection with the Registered Exchange Offer.


   THE REGISTERED EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL PEGASUS ACCEPT TENDERS FOR EXCHANGE FROM, HOLDERS OF PM&C CLASS B SHARES IN ANY JURISDICTION IN WHICH THE REGISTERED EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

   No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus or the accompanying Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized by Pegasus. Neither the delivery of this Prospectus nor the accompanying Letter of Transmittal, nor any exchange made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

   Certificates representing the Class A Common Stock issued pursuant to the Registered Exchange Offer will be issued by First Union National Bank of North Carolina, Pegasus' exchange agent (the "Exchange Agent") for the Registered Exchange Offer and the registrar and transfer agent of the Class A Common Stock, as soon as practicable after a holder of the PM&C Class B Shares properly tenders his or her PM&C Class B Shares accompanied by a properly completed and executed Letter of Transmittal, and the conditions of the Registered Exchange Offer have been satisfied.

                              PROSPECTUS SUMMARY


   The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless the context otherwise requires, all references herein to the "Company" refer to Pegasus Communications Corporation ("Pegasus") together with its direct and indirect subsidiaries. The historical financial and other data for the Company are presented herein on a combined basis. See Notes 1 and 2 to Pegasus' Combined Financial Statements included elsewhere herein. Unless otherwise indicated, the information in this Prospectus assumes that all of the PM&C Class B Shares have been exchanged pursuant to the Registered Exchange Offer. The discussion below includes certain Transactions that, if not already completed, are scheduled or anticipated to occur prior to or after the Expiration Date. The "Transactions" consist of certain acquisitions (the Portland Acquisition, the Portland LMA, the Michigan/Texas DBS Acquisition, the Ohio DBS Acquisition, and the Cable Acquisition), certain corporate reorganization events (the Parent's contribution of PM&C Class A Shares to Pegasus, the Management Agreement Acquisition, the Management Share Exchange, and the Towers Purchase), the New Hampshire Cable Sale, the closing of the New Credit Facility and the Public Offering. See "-- Acquisitions and Other Transactions." It is anticipated that the Ohio DBS Acquisition will occur by November 15, 1996 and that the New Hampshire Cable Sale will occur in the first quarter of 1997. See "Glossary of Defined Terms," which begins on page 18 of this Prospectus Summary, for definitions of certain terms used in this Prospectus.


                                 THE COMPANY

   The Company is a diversified media and communications company operating in three business segments: broadcast television ("TV"), direct broadcast satellite television ("DBS") and cable television ("Cable"). The Company has grown through the acquisition and operation of media and communications properties characterized by clearly identifiable "franchises" and significant operating leverage, which enables increases in revenues to be converted into disproportionately greater increases in Location Cash Flow. The Company's business segments are described below.

   TV. The Company owns and operates five Fox affiliates in midsize television markets. The Company has entered into agreements to program additional television stations, pending certain FCC approvals, in two of these markets in 1997, which stations the Company anticipates will be affiliated with the United Paramount Network ("UPN").


   DBS. The Company is the largest independent provider of DIRECTV(R) ("DIRECTV") services with an exclusive DIRECTV service territory that includes approximately 867,000 television households and 71,000 business locations in rural areas of New York, Connecticut, Massachusetts, New Hampshire, Michigan and Texas. The Company has entered into a definitive agreement regarding its acquisition of the DIRECTV distribution rights and related assets of the fifth largest independent provider of DIRECTV services (the "Ohio DBS Acquisition"), whose exclusive territory includes approximately 168,000 television households and 12,000 business locations in rural areas of Ohio. After giving effect to the Ohio DBS Acquisition, the Company will have approximately 25,000 DIRECTV subscribers in territories that include approximately 1,035,000 television households and 83,000 business locations or a household penetration rate of 2.2% in its service territories. Although the Company's service territories are exclusive for DIRECTV, other DBS operators may compete with the Company in its service territories. See "Business -- Competition.".

   Cable. The Company owns and operates cable systems in Puerto Rico and New England serving approximately 47,000 subscribers. The Company recently acquired a contiguous cable system in Puerto Rico (the "Cable Acquisition"), which will be interconnected with the Company's existing system. It is anticipated that as a result of the Cable Acquisition, the Company's Puerto Rico Cable system will serve approximately 27,000 subscribers in a franchise area comprising approximately 111,000 households from a single headend. The Company has entered into a definitive agreement with respect to the sale of its New Hampshire Cable systems (the "New Hampshire Cable Sale"). Following the New Hampshire Cable Sale, the Company's New England Cable systems will serve approximately 15,500 subscribers in a franchise area comprising approximately 22,900 households.

   After giving effect to the Transactions, the Company would have had pro forma net revenues and EBITDA of $51.0 million and $14.7 million, respectively, for the twelve months ended June 30, 1996. The Company's net revenues and EBITDA have increased at compound annual growth rates of 98% and 84%, respectively, from 1991 to 1995.

   The following tables set forth certain information with respect to the Company's TV, DBS and Cable segments:

TV

                                                                       Number                           Ratings Rank
                 Acquisition     Station      Market                    of TV                       -------------------    Oversell
Station              Date      Affiliation    Area             DMA   Households(1) Competitors(2)   Prime(3)   Access(4)   Ratio(5)
 ---------------------------- -------------  -------           ---   ------------- --------------   ---------    --------- --------
Existing Stations:
WWLF-56/WILF-53/
  WOLF-38(6) ....  May 1993       Fox        Northeastern PA     49      553,000          3            3 (tie)       1        166%
WPXT-51  ........  January 1996   Fox        Portland, ME        79      344,000          3            2             4        122%
WDSI-61  ........  May 1993       Fox        Chattanooga, TN     82      320,000          4            4             3        125%
WDBD-40  ........  May 1993       Fox        Jackson, MS         91      287,000          3            2 (tie)       2        114%
WTLH-49  ........  March 1996     Fox        Tallahassee, FL    116      210,000          3            2             2        100%
Additional Stations:
WOLF-38(6)  .....  May 1993       UPN        Northeastern PA     49      553,000          3          N/A            N/A        N/A
WWLA-35(7)  .....  May 1996       UPN        Portland, ME        79      344,000          3          N/A            N/A        N/A

DBS



                                     Homes                                                                         Average
                                      Not        Homes                                                              Monthly
                        Total       Passed       Passed                                 Penetration                 Revenue
DIRECTV               Homes in        by           by           Total          --------------------------------       Per
Territory             Territory     Cable(8)    Cable(9)    Subscribers(10)    Total     Uncabled     Cabled     Subscriber(11)
 -----------------    -----------   ---------   ---------   ---------------    -------   ----------   --------   --------------
Owned:
Western New
 England  ........      288,273      41,465     246,808          5,208          1.8%       10.5%        0.3%
New Hampshire  ...      167,531      42,075     125,456          3,273          2.0%        6.6%        0.4%
Martha's Vineyard
  and Nantucket ..       20,154       1,007      19,147            635          3.2%       51.7%        0.6%
Michigan  ........      241,713      61,774     179,939          5,213          2.2%        6.6%        0.6%
Texas  ...........      149,530      54,504      95,026          4,449          3.0%        6.2%        1.1%
                     -----------   ---------    ---------   ---------------   -------   ----------    --------
 Total  ..........      867,201     200,825     666,376         18,778          2.2%        7.5%        0.6%        $40.36
                     -----------   ---------    ---------   ---------------   -------   ----------    --------   --------------
To Be Acquired:
Ohio  ............      167,558      32,180     135,378          4,355          2.6%       10.1%        0.8%        $39.27
                     -----------   ---------    ---------   ---------------   -------   ----------    --------   --------------
  Total  .........    1,034,759     233,005     801,754         23,133          2.2%        7.9%        0.6%        $40.18
                     ===========   =========    =========   ===============   =======   ==========    ========   ==============

CABLE

                                                                                                        Average
                                                                                                        Monthly
                                     Homes in         Homes                              Basic          Revenue
                        Channel      Franchise       Passed           Basic             Service           per
Cable Systems           Capacity     Area(12)     by Cable(13)   Subscribers(14)    Penetration(15)    Subscriber
 -------------------   ----------   -----------    ------------   ---------------   ---------------   ------------
Owned:
New England  .......      (16)         29,400         28,600          20,100              70%            $33.08
Mayaguez  ..........       62          38,300         34,000          10,900              32%            $32.68
San German(17)  ....       50(18)      72,400         47,700          16,300              34%            $30.82
                                    -----------    ------------   ---------------   ---------------   ------------
 Total Puerto Rico                    110,700         81,700          27,200              34%            $31.57
                                    -----------    ------------   ---------------   ---------------   ------------
To be Sold:
New Hampshire  .....       (19)         6,500          6,100           4,600              75%            $34.20
                                    -----------    ------------   ---------------   ---------------   ------------
  Total  ...........                  133,600        104,200          42,700              41%            $31.99
                                    ===========    ============   ===============   ===============   ============

------
(1) Represents total homes in a DMA for each TV station as estimated by Broadcast Investment Analysts ("BIA").
(2) Commercial stations not owned by the Company which are licensed to and operating in the DMA.
(3) "Prime" represents local station rank in the 18 to 49 age category during "prime time" based on A.C. Nielsen Company ("Nielsen") estimates for May 1996.
(4) "Access" indicates local station rank in the 18 to 49 age category during "prime time access" (6:00 p.m. to 8:00 p.m.) based on Nielsen estimates for May 1996.
(5) The oversell ratio is the station's share of the television market net revenue divided by its in-market commercial audience share. The oversell ratio is calculated using 1995 BIA market data and 1995 Nielsen audience share data.
(6) WOLF, WILF and WWLF are currently simulcast. Pending receipt of certain FCC approvals, the Company intends to separately program WOLF as an affiliate of UPN.
(7) The Company anticipates programming WWLA pursuant to an LMA as an affiliate of UPN.
(8) Based on NRTC estimates of primary residences derived from 1990 U.S. Census data and after giving effect to a 1% annual housing growth rate and seasonal residence data obtained from county offices. Does not include business locations. Includes approximately 23,400 seasonal residences.
(9) Based on NRTC estimates of primary residences derived from 1990 U.S. Census data and after giving effect to a 1% annual housing growth rate and seasonal residence data obtained from county offices. Does not include business locations. Includes approximately 87,600 seasonal residences.
(10) As of August 1996.
(11) Based upon July 1996 revenues and average July 1996 subscribers.
(12) Based on information obtained from municipal offices.
(13) A home is deemed to be "passed" by cable if it can be connected to the distribution system without any further extension of the cable distribution plant. These data are the Company's estimates as of July 31, 1996.
(14) A home with one or more television sets connected to a cable system is counted as one basic subscriber. Bulk accounts (such as motels or apartments) are included on a "subscriber equivalent" basis whereby the total monthly bill for the account is divided by the basic monthly charge for a single outlet in the area. This information is as of July 31, 1996.
(15) Basic subscribers as a percentage of homes passed by cable.

(16) The channel capacities of the New England Cable systems are 36, 50 and 62 and represent 44%, 24% and 32% of the Company's New England Cable subscribers, respectively. After giving effect to certain system upgrades which are anticipated to be completed by November 1996, the 36, 50 and 62 channel systems would have represented 22%, 24% and 54% of the Company's total New England Cable subscribers, respectively.
(17) The San German Cable System was acquired upon consummation of the Cable Acquisition in August 1996.
(18) After giving effect to certain system upgrades which are anticipated to be completed during the first quarter of 1997, this system will be capable of delivering 62 channels.

(19) The channel capacities of the New Hampshire Cable systems are 36 and 50 and represent 16% and 84% of the Company's New Hampshire Cable subscribers, respectively.

                      OPERATING AND ACQUISITION STRATEGY

   The Company's operating strategy is to generate consistent revenue growth and to convert this revenue growth into disproportionately greater increases in Location Cash Flow. The Company's acquisition strategy is to identify media and communications businesses in which significant increases in Location Cash Flow can be realized and where the ratio of required investment to potential Location Cash Flow is low.

   TV. The Company's business strategy in broadcast television is to acquire and operate television stations whose revenues and market shares can be substantially improved with limited increases in fixed costs. The Company has focused upon midsize markets because it believes that they have exhibited consistent and stable increases in local advertising and that television stations in them have fewer and less aggressive direct competitors. The Company seeks to increase the audience ratings of its TV stations in key demographic segments and to capture a greater share of their markets' advertising revenues than their share of the local television audience. The Company accomplishes this by developing aggressive, opportunistic local sales forces and investing in a cost-effective manner in programming, promotion and technical facilities.

   The Company is actively seeking to acquire additional stations in new markets and to enter into LMAs with owners of stations or construction permits in markets where it currently owns and operates Fox affiliates. The Company has historically purchased Fox affiliates because (i) Fox affiliates generally have had lower ratings and revenue shares than stations affiliated with ABC, CBS and NBC, and, therefore, greater opportunities for improved performance, and (ii) Fox-affiliated stations retain a greater percentage of their inventory of advertising spots than do affiliates of ABC, CBS and NBC, thereby enabling these stations to retain a greater share of any increase in the value of their inventory. The Company is pursuing expansion in its existing markets through LMAs because second stations can be operated with limited additional fixed costs (resulting in high incremental operating margins) and can allow the Company to create more attractive packages for advertisers and program providers.

   DBS. The Company believes that DBS is the lowest cost medium for delivering high capacity, high quality, digital video, audio and data services to television households and commercial locations in rural areas and that DIRECTV offers superior video and audio quality and a substantially greater variety of programming than is available from other multichannel video services. DIRECTV initiated service to consumers in 1994 and, as of August 20, 1996, there were approximately 1.8 million DIRECTV subscribers. The introduction of DIRECTV is widely reported to be one of the most successful rollouts of a consumer service ever.

   As the exclusive provider of DIRECTV services in its purchased territories, the Company provides a full range of services, including installation, authorization and financing of equipment for new customers as well as billing, collections and customer service support for existing subscribers. The Company's business strategy in DBS is to (i) establish strong relationships with retailers, (ii) build its own direct sales and distribution channels, (iii) develop local and regional marketing and promotion to supplement DIRECTV's national advertising, and (iv) offer aggressively priced equipment rental, lease and purchase options.


   The Company anticipates continued significant growth in subscribers and operating profitability in DBS through increased penetration of DIRECTV territories it currently owns and will acquire pursuant to the Ohio DBS Acquisition. The Company's current DBS operations achieved positive Location Cash Flow in 1995, its first full year of operations. The Company's DIRECTV subscribers currently generate revenues of approximately $40 per month at an average gross margin of 34%. The Company's remaining expenses consist of marketing costs incurred to build its growing base of subscribers and overhead costs which are predominantly fixed. As a result, the Company believes that future increases in its DBS revenues will result in disproportionately greater increases in Location Cash Flow. For the first six months of 1996, the Company has been adding DIRECTV subscribers at approximately twice the rate of the same period in 1995.

   The Company also believes that there is an opportunity for additional growth through the acquisition of DIRECTV territories held by other NRTC members. NRTC members are the only independent providers of DIRECTV services. Approximately 245 NRTC members have collectively purchased DIRECTV territories consisting of approximately 7.7 million television households in predominantly rural areas of the United States, which are the most likely to subscribe to DBS services. These territories comprise 8% of United States television households, but represent between 25% and 30% of DIRECTV's existing subscriber base. As the largest, and only publicly held, independent provider of DIRECTV services, the Company believes that it is well positioned to achieve economies of scale through the acquisition of DIRECTV territories held by other NRTC members.

   Cable. The Company's business strategy in cable is to achieve revenue growth by (i) adding new subscribers through improved signal quality, increases in the quality and the quantity of programming, housing growth and line extensions, and (ii) increasing revenues per subscriber through new program offerings and rate increases.


                     ACQUISITIONS AND OTHER TRANSACTIONS

   Set forth below are a number of transactions, including certain acquisitions and corporate reorganization events and the Public Offering, that, if not already completed, are scheduled or anticipated to occur prior to or after the Expiration Date. The pro forma financial data included in this Prospectus assume, unless otherwise indicated, the completion of each of the Transactions. See "The Company -- Acquisitions," "The Company -- Pending Sale" and "The Company -- Corporate Reorganization and Other Transactions." See "Ownership and Control" for a chart that sets forth the organizational structure and ownership interests of Pegasus after giving effect to the Transactions and the Registered Exchange Offer.

COMPLETED ACQUISITIONS

   Since January 1, 1996, the Company has acquired the following media and communications properties:


   Television Station WPXT. The Company acquired WPXT, the Fox-affiliated television station serving the Portland, Maine DMA ("Portland Acquisition").


   Television Station WTLH. The Company acquired WTLH, the Fox-affiliated TV station serving the Tallahassee, Florida DMA (the "Tallahassee Acquisition").


   Television Station WWLA. The Company acquired an LMA with the holder of a construction permit for WWLA, a new TV station licensed to operate UHF channel 35 in the Portland, Maine DMA (the "Portland LMA"). Under the Portland LMA, the Company will lease facilities and provide programming to WWLA. Construction of WWLA is expected to be completed in 1997.

   Cable Acquisition. In August 1996, the Company acquired substantially all of the assets of a cable system (the "San German Cable System"), serving ten communities contiguous to the Company's Mayaguez Cable system (the "Cable Acquisition").

   Michigan/Texas DBS Acquisition. On October 8, 1996, the Company acquired DIRECTV distribution rights for portions of Texas and Michigan and related assets (the "Michigan/Texas DBS Acquisition").


PENDING ACQUISITION

   Ohio DBS Acquisition. In October 1996, the Company entered into a definitive agreement to acquire the DIRECTV distribution rights for portions of Ohio and related assets (the "Ohio DBS Acquisition"). The Ohio DBS Acquisition is expected to be subject to conditions typical in acquisitions of this nature, certain of which conditions may be beyond the Company's control. The agreement provides for a closing to occur no later than November 15, 1996. There can be no assurance that the Ohio DBS Acquisition will be consummated on the terms described herein or at all. See "Risk Factors --
Risks Attendant to Acquisition Strategy."


PENDING SALE

   New Hampshire Cable Sale. In November 1996, the Company entered into a definitive agreement to sell its New Hampshire Cable systems (the "New Hampshire Cable Sale"). The New Hampshire Cable Sale is subject to the prior approval of the local franchising authorities and to other conditions typical in transactions of this nature, certain of which are beyond the Company's control. It is anticipated that the New Hampshire Cable Sale will occur in the first quarter of 1997. There can be no assurance that the New Hampshire Cable Sale will be consummated on the terms described herein or at all.

CORPORATE REORGANIZATION AND OTHER TRANSACTIONS

   Parent's Contribution of PM&C Class A Shares. The Parent was the holder of all PM&C Class A Shares. Concurrently with the consummation of the Public Offering, the Parent contributed all of the PM&C Class A Shares to Pegasus.

   Management Agreement Acquisition. PM&C and its operating subsidiaries are party to a management agreement (the "Management Agreement") with the Management Company under which PM&C and its subsidiaries are obligated to pay the Management Company 5% of their net revenues and reimburse the Management Company for its accounting department costs. Upon consummation of the Public Offering, the Management Agreement together with certain net assets were transferred to the Company (the "Management Agreement Acquisition").

   Management Share Exchange. Certain members of the Company's management held shares of Parent Non-Voting Stock. All of these members exchanged their shares for shares of Class A Common Stock pursuant to an exchange offer (the "Management Share Exchange") and the Parent Non-Voting Stock was distributed to the Parent.

   Towers Purchase. An affiliate of the Company operates in the broadcast tower business. Concurrently with the consummation of the Public Offering. the Company acquired certain tower properties from this affiliate.

   New Credit Facility. In August 1996, the Company entered into the New Credit Facility. Borrowings under the New Credit Facility are available for acquisitions, subject to the approval of the lenders of the New Credit Facility, and general corporate purposes. See "Description of Indebtedness -- New Credit Facility."

THE PUBLIC OFFERING

   The Public Offering. Pegasus consummated the initial public offering of its Class A Common Stock on October 8, 1996 pursuant to an underwritten offering (the "Public Offering") in which Lehman Brothers, Inc., BT Securities Corporation, CIBC Wood Gundy Securities Corp. and PaineWebber Incorporated acted as representatives of the underwriters (the "Underwriters"). The initial public offering price of the Class A Common Stock was $14.00 per share and resulted in net proceeds to the Company of approximately $38.1 million.

   The net proceeds to the Company from its sale of 3,000,000 shares of Class A Common Stock in the Public Offering, after deducting underwriting discounts and commissions and estimated fees and expenses of the Public Offering, was approximately $38.1 million. The Company applied the net proceeds from the Public Offering as follows: (i) $17.9 million for the payment of the cash portion of the purchase price of the Michigan/Texas DBS Acquisition, (ii) $3.0 million to repay indebtedness under the New Credit Facility, (iii) $1.9 million to make a payment on account of the Portland Acquisition, (iv) $1.4 million for the payment of the cash portion of the purchase price of the Management Agreement Acquisition, and (v) $1.4 million for the Towers Purchase. The Company intends to apply $12.0 million to the Ohio DBS Acquisition

SEPTEMBER 30, 1996 FINANCIAL RESULTS

   On November 1, 1996, the Company announced the results of operations for its third quarter ended September 30, 1996.



                                                  Three Months Ended    Nine Months Ended
                                                    September 30,         September 30,
                                                 -------------------   --------------------
                                                   1995       1996       1995       1996
                                                  -------   --------    --------   --------
                                                               (in thousands)
Net revenues  .................................   $7,882    $10,938    $22,484    $30,120
Location operating expenses ...................    5,120      7,428     15,382     20,056
Location Cash Flow  ...........................    2,762      3,510      7,102     10,064
Net income (loss) .............................    4,450     (4,231)       440     (9,069)

   The Company's net loss amounted to $9.1 million for the nine months ended September 30, 1996 as compared to income of $440,000 for the same period in 1995 primarily due to an extraordinary gain of $6.9 million in 1995 and increased depreciation, amortization and interest expenses from the acquisitions made during 1996.

                        THE REGISTERED EXCHANGE OFFER

The Registered Exchange
  Offer: ......................  Pegasus is offering to exchange 22.564 shares of Class A Common Stock for each of the 8,500 PM&C Class B Shares outstanding. The exchange ratio of the Class A Common Stock to be issued in the Registered Exchange Offer has been determined such that immediately after giving effect to the Parent's contribution of the PM&C Class A Shares and the completion of the Registered Exchange Offer (assuming all holders of PM&C Class B Shares exchange their PM&C Class B Shares), but before giving effect to the issuance of additional shares of Common Stock in connection with the Transactions, the Parent and the holders of the PM&C Class B Shares (the "Holders") will hold 95% and 5% of the equity of Pegasus and 99.5% and 0.5% of the voting rights of Pegasus' Common Stock, respectively, which are the same proportions in which they now own and have voting rights with respect to PM&C. Only whole shares of Class A Common Stock will be issued pursuant to the Registered Exchange Offer. In lieu of fractional shares to which a holder of PM&C Class B Shares would otherwise be entitled, the holder of PM&C Class B Shares will be paid in cash based upon the initial public offering price of the Class A Common Stock of $14.00 per share, and no certificates or scrip representing fractional shares of Class A Common Stock will be issued. See "The Registered Exchange Offer."
                                 If the Registered Exchange Offer is
                                 completed, each Holder should be aware that its failure to accept the Registered Exchange Offer will result in its holding securities -- the PM&C Class B Shares -- for which there will be no trading market, whose transferability will continue to be restricted under the federal and state securities laws, and which will represent a minority interest in a controlled subsidiary, PM&C, of a publicly traded company, Pegasus.
                                 Holders should also be aware that if the Registered Exchange Offer is accepted by Holders of more than 75% of the PM&C Class B Shares, non-accepting Holders will effectively lose their existing registration rights with respect to their PM&C Class B Shares. See "The Registered Exchange Offer -- Registration Rights -- Effect on Registration Rights of Non-Acceptance of Registered Exchange Offer." In addition, if a majority of Holders exchange their PM&C Class B Shares, the Stockholders Agreement (as defined) will be amended to eliminate the provisions relating to tag-along and preemptive rights and may be amended to eliminate other provisions or to terminate the agreement itself. See "The Registered Exchange Offer -- Consequences of Failure to Exchange."

Comparison of Stockholder
  Rights: .....................  Holders of the PM&C Class B Shares are
                                 entitled to certain exchange, registration, tag-along and preemptive rights pursuant to a stockholders agreement (the "Stockholders Agreement") entered into in connection with the issuance of the PM&C Class B Shares.

                                 The Stockholders Agreement contemplates that an initial public offering might be made by either the Parent or PM&C. Accordingly, it provides holders with the right to exchange PM&C Class B Shares for similar equity securities of the Parent -- and provides the Parent and PM&C the right to require such an exchange -- in the event that the Parent makes such a public offering. The Stockholders Agreement does not provide similar exchange rights in the case of an initial public offering by Pegasus.
                                 Holders of at least 25% in aggregate of the PM&C Class B Shares have the right to one demand registration after the earlier of (i) 180 days after the initial public offering of the common stock of PM&C or the Parent or
                                 (ii) July 7, 2000. Such holders are also entitled to certain piggyback registration rights.
                                 The purpose of the Registered Exchange Offer is to carry out what Pegasus believes to be the spirit of the Stockholders Agreement: to enable Holders to hold a publicly traded class of equity securities. Accordingly, although Holders who exchange their shares will no longer have any rights under the Stockholders Agreement, they will hold securities registered under the Securities Act that may be sold, subject to a lock-up and certain exceptions, at will.
                                 In addition to the exchange and registration rights described above, the Stockholders Agreement provides Holders with certain pro rata tag-along rights in connection with any direct or indirect sale of PM&C's or the Parent's common equity (or securities convertible into or exercisable for or options to purchase such common equity) by Marshall W. Pagon and the Parent other than
                                 (i) sales to the public pursuant to Rule 144 or an effective registration statement and
                                 (ii) transfers to certain of their related parties. The Stockholders Agreement also confers preemptive rights upon Holders with respect to sales by PM&C or the Parent of equity interests (or securities convertible into or exercisable for such equity interests) to any stockholder, officer, director or affiliate of PM&C or the Parent, subject to certain exceptions for employee benefit plans. The tag-along rights and preemptive rights terminate if 25% or more of PM&C's or the Parent's outstanding common stock has been sold to the public pursuant to one or more registration statements provided that such common stock is then listed on a national securities exchange or the Nasdaq National Market. Termination of these rights would have occurred if the Public Offering had been made by PM&C or the Parent rather than Pegasus. If, as Pegasus expects, Holders of a majority of the PM&C Class B Shares exchange their shares for Class A Common Stock, Pegasus will have sufficient voting power to eliminate these provisions from the Stockholders Agreement.

Expiration Date: ..............  The Registered Exchange Offer will expire at
                                 5:00 p.m., New York City time, on
                                 December 11, 1996, unless the Registered
                                 Exchange Offer is extended by Pegasus in its sole discretion (but not beyond
                                 January 31, 1997), in which case the term
                                 "Expiration Date" shall mean the latest date and time to which the Registered Exchange Offer is extended.


Conditions to the Registered
  Exchange Offer: .............  The Registered Exchange Offer is subject to certain customary conditions, which may be waived by Pegasus. See "The Registered Exchange Offer -- Conditions." The Registered Exchange Offer is not conditioned upon any minimum aggregate number of PM&C Class B Shares being tendered for exchange; however, the Registered Exchange Offer may be accepted on behalf of a beneficial owner of PM&C Class B Shares only as to all PM&C Class B Shares owned by such holder since partial acceptances will not be permitted.

Lock-Up of Class A
  Common Stock:................  As a condition to the completion of the
                                 Public Offering, the Underwriters of the Public Offering have required that Holders who exchange their PM&C Class B Shares for Class A Common Stock in the Registered Exchange Offer agree to a lock-up of such shares. The Letter of Transmittal contains a provision whereby each exchanging Holder of the PM&C Class B Shares agrees by tendering its shares not to sell, otherwise dispose of or pledge any shares of Class A Common Stock received pursuant to the Registered Exchange Offer until April 3, 1997 without the consent of Lehman Brothers Inc., one of the Underwriters of the Public Offering, and that the Company may impose stop transfer orders upon the Class A Common Stock to be received pursuant to the Registered Exchange Offer to enforce the lock-up.

Procedures for Tendering PM&C
  Class B Shares: .............  Each Holder wishing to accept the Registered
                                 Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with certificates(s) for such PM&C Class B Shares, if required, and any other required documentation to First Union National Bank of North Carolina, as Exchange Agent, at the address set forth herein. Holders whose PM&C Class B Shares are held through the Depository Trust Company (the "Depositary") and wishing to accept the Registered Exchange Offer may do so through the Depositary's Automated Tender Offer Program ("ATOP"), by which each tendering participant will agree to be bound by the Letter of Transmittal. See "The Registered Exchange Offer -- Procedures for Tendering."

Special Procedures for
  Beneficial Owners: ..........  Any beneficial owner whose PM&C Class B
                                 Shares are registered in the name of a
                                 broker, dealer, commercial bank, trust
                                 company or other nominee and who wishes to tender such PM&C Class B Shares in the Registered Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. See "The Registered Exchange Offer -- Procedures for Tendering." If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering his or her PM&C Class B Shares, either make appropriate arrangements to register ownership of the PM&C Class B Shares in such owner's name or obtain a properly completed stock power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date.

Guaranteed Delivery Procedures:  Holders of PM&C Class B Shares who wish to tender their PM&C Class B Shares and whose PM&C Class B Shares are not immediately available or who cannot deliver their PM&C Class B Shares, the Letter of Transmittal or any other documents required by the Letter of Transmittal to First Union National Bank of North Carolina, as Exchange Agent, prior to the Expiration Date, must tender their PM&C Class B Shares according to the guaranteed delivery procedures set forth in "The Registered Exchange Offer -- Guaranteed Delivery Procedures."

Acceptance of the PM&C Class B
  Shares and Delivery of the
  Class A Common Stock:........  Subject to the satisfaction or waiver of the conditions to the Registered Exchange Offer, Pegasus will accept for exchange any and all PM&C Class B Shares which are properly tendered in the Registered Exchange Offer prior to the Expiration Date. The Class A Common Stock issued pursuant to the Registered Exchange Offer will be delivered on the earliest practicable date following the proper tender of the PM&C Class B Shares. See "The Registered Exchange Offer."

Withdrawal Rights: ............  Tenders of PM&C Class B Shares may not be
                                 withdrawn once made. See "The Registered
                                 Exchange Offer -- Withdrawal of Tenders."

Certain United States Federal
  Income Tax Consequences
  of the Registered Exchange
  Offer: ......................  For a discussion of certain federal income tax considerations relating to the exchange of the Class A Common Stock for the PM&C Class B Shares, see "Certain United States Federal Income Tax Consequences of the Registered Exchange Offer."

Exchange Agent: ...............  First Union National Bank of North Carolina
                                 is serving as the exchange agent (the
                                 "Exchange Agent") in connection with the Registered Exchange Offer.

Failure to Exchange PM&C Class
  B Shares: ...................  The Class A Common Stock will be issued in exchange for PM&C Class B Shares only after timely receipt by the Exchange Agent of such PM&C Class B Shares, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, Holders desiring to tender such PM&C Class B Shares in exchange for Class A Common Stock should allow sufficient time to ensure timely delivery. Neither the Exchange Agent nor Pegasus is under any duty to give notification of defects or irregularities with respect to tenders of PM&C Class B Shares for exchange.

                                 PM&C Class B Shares that are not tendered or are tendered but not accepted will, following consummation of the Registered Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof and entitled to rights under the Stockholders Agreement. However, Pegasus does not expect that such rights will be of practical benefit to Holders if a sufficient number of PM&C Class B Shares are exchanged. See "The Registered Exchange Offer -- Consequences of Failure to Exchange."
                                 The Michigan/Texas Acquisition was effected by direct subsidiaries of Pegasus, not by PM&C or any of its subsidiaries. It is anticipated that the Ohio DBS Acquisition will similarly be effected by a direct subsidiary of Pegasus. Accordingly, Holders who do not exchange their PM&C Class B Shares for Class A Common Stock pursuant to the Registered Exchange Offer will have no interest in the assets acquired in connection with the Michigan/Texas and Ohio DBS Acquisitions, valued in the aggregate at approximately $41.8 million. It is possible that future acquisitions will be effected by subsidiaries of Pegasus that are not subsidiaries of PM&C, and non-exchanging Holders would have no interest in any assets so acquired.

                       SUMMARY OF TERMS OF COMMON STOCK

Common Stock to be outstanding
  after the Registered Exchange
  Offer:

   Class A Common Stock........  4,663,229 shares(1)

   Class B Common Stock........  4,581,900 shares(2)

   Total Common Stock..........  9,245,129 shares(1)(2)

Voting and conversion rights...  Holders of Class A Common Stock and Class B
                                 Common Stock (collectively, the "Common
                                 Stock") are entitled to one vote per share and ten votes per share, respectively. Both classes vote together as a single class on all matters except in connection with certain amendments to Pegasus' Amended and Restated Certificate of Incorporation, the authorization or issuance of additional shares of Class B Common Stock, and as required by Delaware law. Immediately after the Registered Exchange Offer, and after giving effect to the Transactions, (i) holders of Class A Common Stock and Class B Common Stock will have approximately 9.2% and 90.8%, respectively, of the combined voting power of all outstanding Common Stock, and (ii) Marshall W. Pagon, Pegasus' President and Chief Executive Officer, by virtue of his beneficial ownership of all of the Class B Common Stock, will generally have the voting power to determine the outcome of all matters submitted to the stockholders for approval. The Class B Common Stock is convertible into Class A Common Stock on a share for share basis, at the election of the holder and automatically upon certain transfers of the Class B Common Stock. See "Description of Capital Stock."

Nasdaq National Market
  Symbol.......................  The Class A Common Stock is listed on the
                                 Nasdaq National Market under the symbol
                                 "PGTV."

Transfer Agent and Registrar...  First Union National Bank of North Carolina

------
(1) Includes 3,000,000 shares issued in the Public Offering, 852,110 shares issued in the Michigan/Texas DBS Acquisition, 191,792 shares to be issued pursuant to the Registered Exchange Offer (assuming that all holders of the PM&C Class B Shares exchange their PM&C Class B Shares), 263,606 shares issued pursuant to the Management Share Exchange, 269,964 shares initially issued as Class B Common Stock and transferred as Class A Common Stock to certain members of management who were participants in the Management Share Exchange, 10,714 shares issued in connection with the Portland Acquisition and 71,429 shares issued in connection with the Portland LMA. Excludes 720,000 shares reserved for issuance under the Incentive Program, 3,385 reserved for outstanding stock options and 4,581,900 shares reserved for issuance upon conversion of the Class B Common Stock.

(2) Includes 1,217,348 shares issued in the Management Agreement Acquisition (after giving effect to 182,652 shares of Class B Common Stock transferred as Class A Common Stock to certain members of management who were participants in the Management Share Exchange), 71,429 shares issued in the Portland Acquisition, and 3,293,123 shares issued to the Parent on account of the Parent's contribution of all of the outstanding PM&C Class A Shares to Pegasus (after giving effect to 87,312 shares of Class B Common Stock transferred as Class A Common Stock to certain members of management who were participants in the Management Share Exchange).


                                 RISK FACTORS

   Prior to making an investment in the Class A Common Stock offered hereby, prospective purchasers of the Class A Common Stock should take into account the specific considerations set forth in "Risk Factors" as well as other information set forth in this Prospectus.

           SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

   The following table sets forth summary historical and pro forma combined financial data for the Company. This information should be read in conjunction with the Financial Statements and the notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Historical and Pro Forma Combined Financial Data" and "Pro Forma Combined Financial Data" included elsewhere herein.


                                                     Year Ended December 31,
                                  --------------------------------------------------------------

                                   1991 (1)       1992       1993 (1)       1994         1995
                                  ----------   ----------    ----------   ----------   ---------
                                        (Dollars in thousands, except earnings per share)
Income Statement Data:
   Net revenues:
     TV  ......................    $    --      $    --       $10,307      $17,808      $19,973
     DBS  .....................         --           --            --          174        1,469
     Cable  ...................      2,095        5,279         9,134       10,148       10,606
     Other  ...................          9           40            46           61          100
                                  ----------   ----------    ----------   ----------   ---------
        Total net revenues ....      2,104        5,319        19,487       28,191       32,148
                                  ----------   ----------    ----------   ----------   ---------
   Location operating expenses:
     TV  ......................         --           --         7,564       12,380       13,933
     DBS  .....................         --           --            --          210        1,379
     Cable  ...................      1,094        2,669         4,655        5,545        5,791
     Other  ...................          3           12            16           18           38
   Incentive compensation (3) .         --           36           192          432          528
   Corporate expenses .........        206          471         1,265        1,506        1,364
   Depreciation and
     amortization  ............      1,175        2,541         5,978        6,940        8,751
                                  ----------   ----------    ----------   ----------   ---------
   Income (loss) from
     operations  ..............       (374)        (410)         (183)       1,160          364
   Interest expense ...........       (621)      (1,255)       (4,402)      (5,973)      (8,817)
   Interest income ............         --           --            --           --          370
   Other expense, net .........        (21)         (21)         (220)         (65)         (44)
   Provision (benefit) for
     taxes  ...................         --           --            --          140           30
   Extraordinary gain (loss)
     from extinguishment of
     debt  ....................         --           --            --         (633)      10,211
                                  ----------   ----------    ----------   ----------   ---------
   Net income (loss) ..........    $(1,016)     $(1,686)      $(4,805)     $(5,651)      $2,054
                                  ==========   ==========    ==========   ==========   =========
   Net income (loss) per share                                                            $0.40
                                                                                       =========
   Weighted average shares
     outstanding (000's)  .....                                                           5,143
                                                                                       =========
Other Data:
   Location Cash Flow (5) .....    $ 1,007      $ 2,638       $ 7,252      $10,038      $11,007
   EBITDA (5) .................        801        2,131         5,795        8,100        9,115
   Capital expenditures .......        213          681           885        1,264        2,640

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                                                          Six Months
                                                         Ended June 30,
                                              --------------------------------------
                                      Pro                                     Pro
                                     Forma                                   Forma
                                   1995 (2)        1995         1996       1996 (2)
                                  -----------   ----------    ----------   ----------

Income Statement Data:
   Net revenues:
     TV  ......................     $27,305       $8,861       $11,932      $12,600
     DBS  .....................       4,924          528         1,568        4,328
     Cable  ...................      14,919        5,177         5,626        8,032
     Other  ...................         100           36            56           56
                                  -----------   ----------    ----------   ----------
        Total net revenues ....      47,248       14,602        19,182       25,016
                                  -----------   ----------    ----------   ----------
   Location operating expenses:
     TV  ......................      19,210        6,714         8,271        8,765
     DBS  .....................       5,138          622         1,261        3,604
     Cable  ...................       8,176        2,912         3,087        4,298
     Other  ...................          38           14             9            9
   Incentive compensation (3) .         511          356           430          421
   Corporate expenses .........       1,364          613           709          709
   Depreciation and
     amortization  ............      15,368        3,927         4,905        7,356
                                  -----------   ----------    ----------   ----------
   Income (loss) from
     operations  ..............      (2,557)        (556)          510         (146)
   Interest expense ...........     (11,573)      (3,350)       (5,570)      (6,716)
   Interest income ............         129           --           151          151
   Other expense, net .........         (58)         (84)          (62)         (59)
   Provision (benefit) for
     taxes  ...................          30           20          (133)        (133)
   Extraordinary gain (loss)
     from extinguishment of
     debt  ....................         -- (4)        --            --           --
                                  -----------   ----------    ----------   ----------
   Net income (loss) ..........    $(14,089)     $(4,010)      $(4,838)     $(6,637)
                                  ===========   ==========    ==========   ==========
   Net income (loss) per share       $(1.52)                    $(0.94)      $(0.72)
                                  ===========                 ==========   ==========
   Weighted average shares
     outstanding (000's)  .....       9,245                      5,143        9,245
                                  ===========                 ==========   ==========
Other Data:
   Location Cash Flow (5) .....     $14,686       $4,340        $6,554       $8,340
   EBITDA (5) .................      12,811        3,371         5,415        7,210
   Capital expenditures .......       3,022        1,536         2,748        2,734

                                                                                            Pro Forma
                                                                                          Twelve Months
                                                                                         Ended June 30,
                                                                                            1996 (2)
                                                                                          --------------
   Net revenues ........                                                                     $50,963
   Location Cash Flow
     (5)  ..............                                                                      16,714
   EBITDA (5) ..........                                                                      14,666

                                                      As of December 31,                          As of June 30, 1996
                                   ---------------------------------------------------------  --------------------------
                                     1991       1992        1993        1994         1995       Actual     Pro Forma (2)
                                   --------   --------    ---------   ----------   ---------   ---------    -------------
Balance Sheet Data:
   Cash, cash equivalents and
     restricted cash  ..........   $   901    $   938     $ 1,506     $  1,380      $21,856    $  8,068      $  13,457
   Working capital (deficiency)         78        (52)     (3,844)     (23,074)      17,566       4,073          8,689
   Total assets ................    17,306     17,418      76,386       75,394       95,770     104,247        178,226
   Total debt (including
     current)  .................    13,675     15,045      72,127       61,629       82,896      94,863       114,,663
   Total liabilities ...........    14,572     16,417      78,954       68,452       95,521     108,730        129,303
   Total equity (deficit) (6) ..     2,734      1,001      (2,427)       6,942          249      (4,483)        48,923


                                                 (footnotes on following page)

------
(1) The Company's operations began in 1991. The 1991 data include the results of the Massachusetts and New Hampshire Cable systems from June 26, 1991 (with the exception of the North Brookfield, Massachusetts Cable system, which was acquired in July 1992), the Connecticut Cable system from August 7, 1991 and the results of Pegasus Towers L.P. ("Towers") from May 21, 1991. The 1993 data include the results of the Mayaguez, Puerto Rico Cable system from March 1, 1993 and WOLF/WWLF/WILF, WDSI and WDBD from May 1, 1993.


(2) Pro forma income statement and other data for the year ended December 31, 1995, six months ended June 30, 1996 and the twelve months ended June 30, 1996 give effect to the Registered Exchange Offer and the Transactions as if such events had occurred at the beginning of such periods. The pro forma balance sheet data as of June 30, 1996 give effect to the acquisitions after June 30, 1996 and the Registered Exchange Offer and the Transactions as if such events had occurred on such date. See "Pro Forma Combined Financial Data."


(3) Incentive compensation represents compensation expenses pursuant to the Restricted Stock Plan and 401(k) Plans. See "Management and Certain Transactions -- Incentive Program."

(4) The pro forma income statement data for the year ended December 31, 1995 do not include the extraordinary gain on the extinguishment of debt of $10.2 million and the $214,000 writeoff of deferred financing costs that were incurred in 1995 in connection with the creation of the Old Credit Facility.

(5) Location Cash Flow is defined as net revenues less location operating expenses. Location operating expenses consist of programming, barter programming, general and administrative, technical and operations, marketing and selling expenses. EBITDA is defined as income (loss) before
    (i) extraordinary items, (ii) provision (benefit) for income taxes, (iii) other (income) expense, (iv) interest (income) expense, and (v) depreciation and amortization expenses. The difference between Location Cash Flow and EBITDA is that EBITDA includes incentive compensation and corporate expenses. Although Location Cash Flow and EBITDA are not measures of performance under generally accepted accounting principles, the Company believes that Location Cash Flow and EBITDA are accepted within the Company's business segments as generally recognized measures of performance and are used by analysts who report publicly on the performance of companies operating in such segments. Nevertheless, these measures should not be considered in isolation or as a substitute for income from operations, net income, net cash provided by operating activities or any other measure for determining the Company's operating performance or liquidity which is calculated in accordance with generally accepted accounting principles.

(6) The Company has not paid any cash dividends and does not anticipate paying cash dividends on its Common Stock in the foreseeable future.

                          GLOSSARY OF DEFINED TERMS

 Cable Acquisition               The acquisition of the San German Cable System.
Class A Common Stock             Pegasus' Class A Common Stock, par value $.01 per share.
Class B Common Stock             Pegasus' Class B Common Stock, par value $.01 per share.
Common Stock                     The Class A Common Stock and the Class B Common Stock.
Company                          Pegasus and its direct and indirect subsidiaries.
DBS                              Direct broadcast satellite television.
DIRECTV                          The video, audio and data services provided via satellite by DIRECTV
                                 Enterprises, Inc.
DMA                              Designated Market Area. There are 211 DMAs in the United States with each county in the continental United States assigned uniquely to one DMA. Ranking of DMAs is based upon Nielsen estimates of the number of television households.
DSS                              Digital satellite system or DSS(R). DSS(R) is a registered trademark of
                                 DIRECTV Enterprises, Inc.
EBITDA                           Income (loss) before extraordinary items, provision (benefit) for income taxes, other (income) expense, interest (income) expense, and depreciation and amortization expenses. Although EBITDA is not a measure of performance under generally accepted accounting principles, the Company believes that
                                 EBITDA is accepted within the Company's business segments as a generally recognized measure of performance and is used by analysts who report publicly on the performance of companies operating in such segments. Nevertheless, the measure should not be considered in isolation or as a substitute for income from operations, net income, net cash provided by operating activities or any other measure for determining the Company's operating performance or liquidity which is calculated in accordance with generally accepted accounting principles.
Exchange Agent                   First Union National Bank of North Carolina.
FCC                              Federal Communications Commission.
Fox                              Fox Broadcasting Company.
Fox Affiliation Agreements       The affiliation agreements between WOLF, WDSI, WDBD, WTLH, and WPXT and
                                 Fox.
Holders                          The holders of the PM&C Class B Shares.
Incentive Program                The Company's Restricted Stock Plan together with its 401(k) Plans and
                                 Stock Option Plan. See "Management and Certain Transactions -- Incentive
                                 Program."
Indenture                        The indenture dated July 7, 1995 by and among PM&C, certain of its subsidiaries and First Union National Bank, as trustee.

                                      18

LMAs                             Local marketing agreements, program service agreements or time brokerage agreements between broadcasters and television station licensees pursuant to which broadcasters provide programming to and retain the advertising revenues of such stations in exchange for fees paid to television station licensees.
Location Cash Flow               Net revenues less location operating expenses, which consist of programming, barter programming, general and administrative, technical and operations, marketing and selling expenses. The difference between Location Cash Flow and EBITDA is that EBITDA includes incentive compensation and corporate expenses. Although Location Cash Flow is not a measure of performance under generally accepted accounting principles, the Company believes that Location
                                 Cash Flow is accepted within the Company's business segments as a generally recognized measure of performance and is used by analysts who report publicly on the performance of companies operating in such segments. Nevertheless, this measure should not be considered in isolation or as a substitute for income from operations, net income, net cash provided by operating activities or any other measure for determining the Company's operating performance or liquidity which is calculated in accordance with generally accepted accounting principles.
Management Agreement             The agreement between PM&C and its operating subsidiaries and the Management
                                 Company to provide management services.
Management Company               BDI Associates L.P., an affiliate of the Company.
Michigan/Texas DBS Acquisition   The acquisition of DIRECTV distribution rights for certain rural areas of Texas and Michigan and related assets.
New Credit Facility              The Company's seven-year, senior collateralized credit facility. See
                                 "Description of Indebtedness -- New Credit Facility."
New Hampshire Cable Sale         The sale of the Company's New Hampshire Cable systems.
Notes                            PM&C's 12 1/2 % Series B Senior Subordinated Notes due 2005 issued in an aggregate principal amount of $85.0 million.
NRTC                             The National Rural Telecommunications Cooperative, the only entity authorized to provide DIRECTV services that is independent of DIRECTV Enterprises,
                                 Inc. There are approximately 245 NRTC members that are authorized to provide
                                 DIRECTV services in exclusive territories granted to the NRTC by DIRECTV
                                 Enterprises, Inc.
Ohio DBS Acquisition             The acquisition of DIRECTV distribution rights for certain rural areas of Ohio and related assets.
Old Credit Facility              The Company's $10.0 million revolving credit facility that was retired concurrently with the entering into of the New Credit Facility.
Parent                           Pegasus Communications Holdings, Inc., the direct parent of Pegasus.
Parent Non-Voting Stock          The Class B Non-Voting Stock of the Parent.

                                      19

Pegasus                          Pegasus Communications Corporation, the issuer of the Class A Common Stock offered hereby.
PM&C                             Pegasus Media & Communications, Inc., which became a direct subsidiary of Pegasus upon completion of the Public Offering.
PM&C Class A Shares              The Class A shares of PM&C held by the Parent, which were transferred to
                                 Pegasus upon completion of the Public Offering.
PM&C Class B Shares              The Class B shares of PM&C held by purchasers in the Notes offering.
Portland Acquisition             The acquisition of WPXT.
Portland LMA                     The LMA relating to WWLA.
Public Offering                  Pegasus' initial public offering of 3,000,000 shares of Class A Common
                                 Stock, which was completed on October 8, 1996.
Registered Exchange Offer        The registered exchange offer made by this Prospectus to holders of PM&C
                                 Class B Shares for 22.564 shares of Class A Common Stock for each PM&C
                                 Class B Share.
Tallahassee Acquisition          The acquisition of WTLH.
Towers Purchase                  The acquisition of certain tower properties from Towers, an affiliate of the Company.
Towers                           Pegasus Towers, L.P.
Underwriters                     The underwriters of the Public Offering.
WDBD                             Station WDBD-TV in the Jackson, Mississippi DMA.
WDSI                             Station WDSI-TV in the Chattanooga, Tennessee DMA.
WILF                             Station WILF-TV in the Northeastern Pennsylvania DMA.
WOLF                             Station WOLF-TV in the Northeastern Pennsylvania DMA.
WPXT                             Station WPXT-TV in the Portland, Maine DMA.
WTLH                             Station WTLH-TV in the Tallahassee, Florida DMA.
WTLH Warrants                    Warrants to purchase $1.0 million of the Class A Common Stock at an exercise price equal to the price to the public in the Public Offering, which were issued in connection with the Tallahassee Acquisition.
WWLA                             Station WWLA-TV to be constructed to serve the Portland, Maine DMA.
WWLF                             Station WWLF-TV in the Northeastern Pennsylvania DMA.

                                 RISK FACTORS

   Many of the statements in this Prospectus are forward-looking in nature and, accordingly, whether they prove to be accurate is subject to many risks and uncertainties. The actual results that the Company achieves may differ materially from any forward-looking statements in this Prospectus. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and those contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus.

DEPENDENCE ON FOX NETWORK AFFILIATION

   Certain of the Company's TV stations are affiliated with the Fox Network, which provides the stations with up to 40 hours of programming time per week, including 15 hours of prime time programming, in return for the broadcasting of Fox-inserted commercials by the stations during such programming. As a result, the successful operation of the Company's TV stations is highly dependent on the Company's relationship with Fox and on Fox's success as a broadcast network. All of the Company's affiliation agreements with Fox expire on October 31, 1998 with the exception of the affiliation agreement with respect to WTLH, which expires on December 31, 2000. Thereafter, the affiliation agreements may be extended for additional two-year terms by Fox in its sole discretion. Fox has, in the past, changed affiliates in certain markets where it acquired a significant ownership position in a station in such market. In the event that Fox, directly or indirectly, acquires any significant ownership and/or controlling interest in any TV station licensed to any community within the Company's TV markets, Fox has the right to terminate the affiliation agreement of the Company's TV station serving that market. As a consequence, there is no assurance that Fox could not enter into such an arrangement in one of the Company's markets. There can also be no assurance that Fox programming will continue to be as successful as in the past or that Fox will continue to provide programming to its affiliates on the same basis as it currently does, all of which matters are beyond the Company's control. The non-renewal or termination of the Fox affiliation of one or more of the Company's stations could have a material adverse effect on the Company's operations. See "Business -- TV" and "Business -- Licenses, LMAs, DBS Agreements and Cable Franchises."

RELIANCE ON DBS TECHNOLOGY AND DIRECTV

   The Company's DBS business is a new business with unproven potential. There are numerous risks associated with DBS technology, in general, and DIRECTV, in particular. DBS technology is highly complex and requires the manufacture and integration of diverse and advanced components that may not function as expected. Although the DIRECTV satellites are estimated to have orbital lives at least through the year 2007, there can be no assurance as to the longevity of the satellites or that loss, damage or changes in the satellites as a result of acts of war, anti-satellite devices, electrostatic storms or collisions with space debris will not occur and have a material adverse effect on DIRECTV and the Company's DBS business. Furthermore, the digital compression technology used by DBS providers is not standardized and is undergoing rapid change. Since the Company serves as an intermediary for DIRECTV, the Company would be adversely affected by material adverse changes in DIRECTV's financial condition, programming, technological capabilities or services, and such effect could be material to the Company's prospects. There can also be no assurance that there will be sufficient demand for DIRECTV services since such demand depends upon consumer acceptance of DBS, the availability of equipment and related components required to access DIRECTV services and the competitive pricing of such equipment. See "Business -- DBS" and "Business -- Competition."

   The NRTC is a cooperative organization whose members are engaged in the distribution of telecommunications and other services in predominately rural areas of the United States. Pursuant to agreements between Hughes and the NRTC (the "NRTC Agreement") and between the NRTC and participating NRTC members (the "Member Agreement" and, together with the NRTC Agreement, the "DBS Agreements"), participating NRTC members acquired the exclusive right to provide DIRECTV programming services to residential and commercial subscribers in certain service areas. The DBS Agreements authorize the NRTC and participating NRTC members to provide all commercial services offered by Hughes that are transmitted from the frequencies that the FCC has authorized for DIRECTV's use at its present orbital location for a term running through the life of Hughes' current satellites. The NRTC has advised the Company that the NRTC Agreement also provides the NRTC a right of first refusal to acquire comparable rights in the event that Hughes elects to launch successor satellites upon the removal of the present satellites from active service. The financial terms of any such purchase are likely to be the subject of negotiations. Any exercise of such right is uncertain and will depend, in part, on DIRECTV's costs of constructing, launching and placing in service such successor satellites. The Company is, therefore, unable to predict whether substantial additional expenditures by the NRTC and its members, including the Company, will be required in connection with the exercise of such right of first refusal.

SUBSTANTIAL INDEBTEDNESS AND LEVERAGE


   The Company is highly leveraged. As of June 30, 1996, on a pro forma basis after giving effect to the Registered Exchange Offer, the Public Offering and the use of the proceeds therefrom and the other Transactions, the Company would have had consolidated indebtedness of $114.7 million, total stockholders' equity of $48.9 million and, assuming certain conditions are met, $21.4 million available under the $50.0 million New Credit Facility. For the year ended December 31, 1995 and the six months ended June 30, 1996, on a pro forma basis after giving effect to the Registered Exchange Offer, the Public Offering and the use of the proceeds therefrom and the other Transactions, the Company's earnings would have been inadequate to cover its fixed charges by $14.1 million and approximately $6.8 million, respectively. The ability of the Company to repay its existing indebtedness will depend upon future operating performance, which is subject to the success of the Company's business strategy, prevailing economic conditions, regulatory matters, levels of interest rates and financial, business and other factors, many of which are beyond the Company's control. The current and future debt service obligations of the Company could have important consequences, including the following: (i) the ability of the Company to obtain additional financing for future working capital needs or financing for possible future acquisitions or other purposes may be limited, (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of the principal and interest on its indebtedness, thereby reducing funds available for other purposes, and (iii) the Company will be more vulnerable to adverse economic conditions than some of its competitors and, thus, may be limited in its ability to withstand competitive pressures. The agreements with respect to the Company's indebtedness contain numerous financial and operating covenants, including, among others, restrictions on the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to pay dividends and to make certain other payments and investments, and to sell or otherwise dispose of assets or merge or consolidate with another entity. These covenants may have the effect of impeding the Company's growth opportunities, which may affect its cash flow and the value of the Class A Common Stock. There can be no assurance that future cash flows of the Company will be sufficient to meet all of the Company's obligations and commitments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Indebtedness."


RISKS ATTENDANT TO ACQUISITION STRATEGY

   The Company plans to pursue additional acquisitions. Since January 1, 1996, the Company has acquired or entered into agreements to acquire a number of properties, including the Ohio DBS Acquisition. The Ohio DBS Acquisition is subject to a number of conditions, certain of which are beyond the Company's control, and there can be no assurance that this acquisition will be completed on the terms described herein and as reflected in the pro forma financial statements included herein or at all. Furthermore, there can be no assurance that the anticipated benefits of any of the acquisitions described herein or future acquisitions will be realized. The process of integrating acquired operations into the Company's operations may result in unforeseen operating difficulties, could absorb significant management attention and may require significant financial resources that would otherwise be available for the ongoing development or expansion of the Company's existing operations. The Company's acquisition strategy may be unsuccessful since the Company may be unable to identify acquisitions in the future or, if identified, to take advantage of them. The successful completion of an acquisition may depend on consents from third parties, including federal, state and local regulatory authorities or private parties such as Fox, the NRTC and Hughes, all of whose consents are beyond the Company's control. Possible future acquisitions by the Company could result in dilutive issuances of equity securities, the incurrence of additional debt and contingent liabilities, and additional amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's financial condition and operating results.

INABILITY TO MANAGE GROWTH EFFECTIVELY

   The Company has experienced a period of rapid growth primarily as a result of its acquisition strategy. In order to achieve its business objectives, the Company expects to continue to expand largely through acquisitions, which could place a significant strain on its management, operating procedures, financial resources, employees and other resources. The Company's ability to manage its growth may require it to continue to improve its operational, financial and management information systems, and to motivate and effectively manage its employees. If the Company's management is unable to manage growth effectively, the Company's results of operations could be materially adversely affected.

DEPENDENCE ON KEY PERSONNEL

   The Company's future success may depend to a significant extent upon the performance of a number of the Company's key personnel, including Marshall W. Pagon, Pegasus' President and Chief Executive Officer. See "Management and Certain Transactions." The loss of Mr. Pagon or other key management personnel or the failure to recruit and retain personnel could have a material adverse effect on the Company's business. The Company does not maintain "key-man" insurance and has not entered into employment agreements with respect to any such individuals.

COMPETITION IN THE TV, DBS AND CABLE BUSINESSES

   Each of the markets in which the Company operates is highly competitive. Many of the Company's competitors have substantially greater resources than the Company and may be able to compete more effectively than the Company in the Company's markets. In addition, the markets in which the Company operates are in a constant state of change due to technological, economic and regulatory developments. The Company is unable to predict what forms of competition will develop in the future, the extent of such competition or its possible effects on the Company's businesses. The Company's TV stations compete for audience share, programming and advertising revenue with other television stations in their respective markets, and compete for advertising revenue with other advertising media, such as newspapers, radio, magazines, outdoor advertising, transit advertising, yellow page directories, direct mail and local cable systems. The Company's DBS business faces competition from other current or potential multichannel programming distributors, including other DBS operators, other DTH providers, cable operators, wireless cable operators and local exchange and long-distance telephone companies, which may be able to offer more competitive packages or pricing than the Company or DIRECTV. The Company's Cable systems face competition from television stations, SMATV systems, wireless cable systems, direct to home ("DTH") and DBS systems. See "Business -- Competition."


GOVERNMENT LEGISLATION, REGULATION, LICENSES AND FRANCHISES

   The Company's businesses are subject to extensive and changing laws and regulations, including those of the FCC and local regulatory bodies. Many of the Company's operations are subject to licensing and franchising requirements of federal, state and local law and are, therefore, subject to the risk that material licenses and franchises will not be obtained or renewed in the future. The United States Congress and the FCC have in the past, and may in the future, adopt new laws, regulations and policies regarding a wide variety of matters, including rulemakings arising as a result of the Telecommunications Act of 1996 (the "1996 Act"), that could, directly or indirectly, affect the operations of the Company's businesses. The business prospects of the Company could be materially adversely affected by the application of current FCC rules or policies in a manner leading to the denial of pending applications by the Company, by the adoption of new laws, policies and regulations, or changes in existing laws, policies and regulations, including changes to their interpretations or applications, that modify the present regulatory environment or by the failure of certain rules or policies to change in the manner anticipated by the Company. See "Business -- Licenses, LMAs, DBS Agreements and Cable Franchises" and "Business -- Legislation and Regulation."

   To the extent that the Company expects to program stations through the use of LMAs, there can be no assurance that the licensees of such stations will not unreasonably exercise rights to preempt the programming of the Company, or that the licensees of such stations will continue to maintain the transmission facilities of the stations in a manner sufficient to broadcast a high quality signal over the station. As the licensees must also maintain all of the qualifications necessary to be a licensee of the FCC, and as the principals of the licensees are not under the control of the Company, there can be no assurance that these licenses will be maintained by the entities which currently hold them.

   In the 1996 Act, the continued performance of then existing LMAs was generally grandfathered. Currently, LMAs are not considered attributable interests under the FCC's multiple ownership rules. However, the FCC is currently considering proposals which would make LMAs attributable, as they generally are in the radio broadcasting industry. If the FCC were to adopt a rulemaking that makes such interests attributable, without modifying its current prohibitions against the ownership of more than one television station in a market, the Company could be prohibited from entering into such arrangements with other stations in markets in which it owns television stations.

CONCENTRATION OF SHARE OWNERSHIP AND VOTING CONTROL BY MARSHALL W. PAGON


   The Company's capital stock is divided into two classes with different voting rights. Holders of Class A Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders generally and holders of Class B Common Stock are entitled to ten votes per share. Both classes vote together as a single class on all matters except in connection with certain amendments to the Company's Amended and Restated Certificate of Incorporation, the authorization or issuance of additional shares of Class B Common Stock, and except where class voting is required under the Delaware General Corporation Law. See "Description of Capital Stock." As a result of his beneficial ownership of all the outstanding voting stock of the sole general partner of a limited partnership that indirectly controls the Parent and of his control of the only other holder of Class B Common Stock, Marshall
W. Pagon, the President and Chief Executive Officer of Pegasus, beneficially owns all of the Class B Common Stock of Pegasus. After giving effect to the greater voting rights attached to the Class B Common Stock and the Registered Exchange Offer, Mr. Pagon will be able to effectively vote 90.8% of the combined voting power of the outstanding Common Stock and will have sufficient power (without the consent of the holders of the Class A Common Stock) to elect the entire Board of Directors of the Company and, in general, to determine the outcome of matters submitted to the stockholders for approval. See "Ownership and Control" and "Description of Capital Stock -- Common Stock."


ABSENCE OF PRIOR PUBLIC MARKET AND VOLATILITY OF STOCK PRICE


   Prior to the Public Offering, there had been no public market for the Class A Common Stock, and there can be no assurance that an active trading market will develop or be sustained in the future. There may be significant volatility in the market price of the Class A Common Stock due to factors that may or may not relate to the Company's performance. The market price of the Class A Common Stock may be significantly affected by various factors such as economic forecasts, financial market conditions, reorganizations and acquisitions and quarterly variations in the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS


   After giving effect to the Registered Exchange Offer (assuming acceptance by all Holders), the Company will have outstanding 4,663,229 shares of Class A Common Stock and 4,581,900 shares of Class B Common Stock, all of which shares of Class B Common Stock are convertible into shares of Class A Common Stock on a share for share basis. Of these shares, the 3,000,000 shares of Class A Common Stock sold in the Public Offering are tradeable without restriction unless they are purchased by affiliates of the Company. All shares to be received pursuant to the Registered Exchange Offer will also be tradeable without restriction, subject to the agreement of each exchanging Holder not to sell, otherwise dispose of or pledge any shares of Class A Common Stock received in the Registered Exchange Offer until April 3, 1997 without the prior written consent of Lehman Brothers Inc. The approximately 1,471,437 remaining shares of Class A Common Stock and all of the 4,581,900 shares of Class B Common Stock will be "restricted securities" under the Securities Act of 1933, as amended (the "Securities Act"). These "restricted securities" and any shares purchased by affiliates of the Company in the Public Offering may be sold only if they are registered under the Securities Act or pursuant to an applicable exemption from the registration requirements of the Securities Act, including Rule 144 and Rule 701 thereunder. The holders of 4,944,564 of the 6,053,337 shares constituting restricted securities have agreed not to sell, otherwise dispose of or pledge any shares of the Company's Common Stock or securities convertible into or exercisable or exchangeable for such Common Stock until April 3, 1997 without the prior written consent of Lehman Brothers Inc. No prediction can be made as to the effect, if any, that market sales of such shares or the availability of such shares for future sale will have on the market price of shares of Class A Common Stock prevailing from time to time. Up to an additional 720,000 and 3,385 shares of Class A Common Stock are reserved for issuance under the Incentive Program and for outstanding stock options, respectively. In connection with the Michigan/Texas DBS Acquisition and the acquistion of the Portland LMA, holders of the Class A Common Stock have been granted certain piggyback registration rights in connection with the issuance of their shares. See "Shares Eligible for Future Sale."


POTENTIAL EFFECT ON COMPANY OF MINORITY OWNERSHIP OF PM&C CAPITAL STOCK


   PM&C is the principal subsidiary of Pegasus with two classes of capital stock outstanding: the PM&C Class A Shares and the PM&C Class B Shares. Holders of the PM&C Class A Shares are entitled to ten votes per share, and Holders of the PM&C Class B Shares are entitled to one vote per share. Pegasus owns all of the PM&C Class A Shares, constituting 95% of the capital stock of PM&C and representing 99.5% of the combined voting power of PM&C. Unless all of the Holders of the PM&C Class B Shares accept the Registered Exchange Offer, PM&C will not be a wholly owned subsidiary of Pegasus. The pro forma financial data included in this Prospectus assume that the Registered Exchange Offer has been consummated and that all Holders of the PM&C Class B Shares accepted the offer. If all Holders do not accept this offer, the actual pro forma data would differ from that set forth herein. In addition, Holders have certain preemptive, tag-along and registration rights which may restrict the Company from engaging in certain transactions. See "The Registered Exchange Offer."


DIVIDEND POLICY; RESTRICTIONS ON PAYMENT OF DIVIDENDS

   The Company does not anticipate paying cash dividends on its Common Stock in the foreseeable future. Moreover, Pegasus is a holding company, and its ability to pay dividends is dependent upon the receipt of dividends from its direct and indirect subsidiaries. The Company is a party to the New Credit Facility and the Indenture that restrict its ability to pay dividends. See "Dividend Policy" and "Description of Indebtedness."

POTENTIAL ANTI-TAKEOVER PROVISIONS

   Pegasus' Amended and Restated Certificate of Incorporation contains, among other things, provisions authorizing the issuance of "blank check" preferred stock and two classes of Common Stock with different voting rights. See "Description of Capital Stock." In addition, the Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. These provisions could delay, deter or prevent a merger, consolidation, tender offer, or other business combination or change of control involving the Company that some or a majority of the Company's stockholders might consider to be in their best interests, including tender offers or attempted takeovers that might otherwise result in such stockholders receiving a premium over the market price for the Class A Common Stock. In the event of a Change of Control (as defined in the Indenture), the Company will be required, subject to certain conditions, to offer to purchase all outstanding Notes at a price equal to 101% of the principal amount thereof, plus accrued interest to the date of purchase. In addition, upon such a Change of Control, the Company will be obligated to prepay all amounts owing under the New Credit Facility and the commitments thereunder will be reduced to zero. The requirement that the Company offer to repurchase the Notes and the obligation to prepay the amounts owing under the New

Credit Facility and the reduction of the commitments thereunder to zero in the event of a Change of Control may have the effect of deterring a third party from acquiring the Company in a transaction that would constitute a Change of Control. See "Description of Indebtedness."

                        THE REGISTERED EXCHANGE OFFER

GENERAL

   Pegasus offers to exchange 22,564 shares of its Class A Common Stock for each outstanding PM&C Class B Share. Only whole shares of Class A Common Stock will be issued pursuant to the Registered Exchange Offer. In lieu of fractional shares to which a holder of PM&C Class B Shares would otherwise be entitled, the holder of PM&C Class B Shares will be paid in cash based upon the initial public offering price of the Class A Common Stock of $14.00 per share, and no certificates or scrip representing fractional shares of Class A Common Stock will be issued. If the Registered Exchange Offer is accepted by all holders of the PM&C Class B Shares (the "Holders"), PM&C will become a wholly-owned subsidiary of Pegasus.

   The Registered Exchange Offer is for any or all PM&C Class B Shares and is not conditioned on any minimum or maximum level of acceptance by Holders; however, a Holder may accept the Registered Exchange Offer only as to all PM&C Class B Shares owned by such Holder since partial acceptances will not be permitted.

   If the Registered Exchange Offer is completed, each Holder should be aware that its failure to accept the Registered Exchange Offer will result in its holding securities -- the PM&C Class B Shares -- for which there will be no trading market, whose transferability will continue to be restricted under the federal and state securities laws, and which will represent a minority interest in a controlled subsidiary, PM&C, of a publicly traded company, Pegasus.

   Holders should also be aware that if the Registered Exchange Offer is accepted by Holders of more than 75% of the PM&C Class B Shares, non-accepting Holders will effectively lose their existing registration rights with respect to their PM&C Class B Shares. See "Registration Rights -- Effect on Registration Rights of Non-Acceptance of Registered Exchange Offer" below. In addition, if a majority of Holders exchange their PM&C Class B Shares, the Stockholders Agreement will be amended to eliminate the provisions relating to tag-along and preemptive rights and may be amended to eliminate other provisions or to terminate the agreement itself. See "-- Consequences of Failure to Exchange."

BACKGROUND

   PM&C and the Company

   PM&C's stockholders consist of the Holders of the PM&C Class B Shares and Pegasus, the holder of all the issued and outstanding Class A Common Stock of PM&C (the "PM&C Class A Shares"). There are 161,500 PM&C Class A Shares and 8,500 PM&C Class B Shares outstanding . The PM&C Class A Shares and the PM&C Class B Shares are identical, except that each PM&C Class A Share carries ten votes, and each PM&C Class B Share carries one vote. Thus, the Holders own in the aggregate 5% of the equity of PM&C and have in the aggregate 0.5% of the voting rights.

   Pegasus' authorized capital stock consists of 30,000,000 shares of Class A Common Stock, 15,000,000 shares of Class B Common Stock, and 5,000,000 shares of undesignated Preferred Stock (the "Preferred Stock"). The Class A Common Stock and the Class B Common Stock are identical, except that each share of Class A Common Stock carries one vote, and each share of Class B Common Stock carries ten votes, and except that the Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis. See "Description of Capital Stock."

   Simultaneously with the completion of the Public Offering, the Parent contributed all of the PM&C Class A Shares to Pegasus in exchange for 3,380,435 shares of Class B Common Stock. Assuming all Holders accept the Registered Exchange Offer, PM&C will become a wholly-owned subsidiary of the Company. Before giving effect to the issuance of additional shares of Common Stock in the Public Offering and the other Transactions, the stockholders of Pegasus would have been the Parent and the Holders, who would have had the same relative economic and voting rights in Pegasus as they currently have in PM&C. Also before giving effect to the completion of the Public Offering and the other Transactions, the Company, on a consolidated basis, would have had no material assets or liabilities other than those of PM&C and its subsidiaries.

   Stockholders Agreement

   The PM&C Class B Shares were issued as part of PM&C's offering in 1995 of units (the "Units") consisting of a total of 8,500 PM&C Class B Shares and $85,000,000 aggregate principal amount of 12 1/2 % Series A Senior
Subordinated Notes due 2005 (the "Series A Notes"). Following that offering, PM&C and the holders of the Series A Notes completed in November 1995 an exchange offer in which the holders of Series A Notes received PM&C's
12 1/2% Series B Senior Subordinated Notes (the "Series B Notes" and, together with the Series A Notes, the "Notes"), which are of the same tenor and terms as the Series A Notes. The Series B Notes were registered under the Securities
Act of 1933, as amended (the "Securities Act"), but the PM&C Class B Shares have not been so registered and are tradeable only among "qualified institutional buyers" pursuant to Rule 144A under the Securities Act and among institutional accredited investors who agree to certain transfer restrictions.

   In connection with PM&C's 1995 Unit offering, PM&C and the Parent entered into the Stockholders Agreement with the initial purchasers of the Units for the benefit of present and future holders of the PM&C Class B Shares. The Stockholders Agreement contemplates that an initial public offering of common stock might be made by either PM&C or the Parent. Accordingly, it provides the Holders with the right to exchange their PM&C Class B Shares for similar common equity securities of the Parent -- and provides the Parent and PM&C the right to require such an exchange -- in the event the Parent makes such a public offering. The Stockholders Agreement does not, however, provide similar exchange rights in the case of an initial public offering by Pegasus. The purpose of the Registered Exchange Offer is to carry out what Pegasus believes to be the spirit of the exchange and registration rights provisions of the Stockholders Agreement: to enable the Holders to hold a publicly traded class of equity securities.

   In addition to the registration rights provided to Holders (described more fully below under "-- Registration Rights"), the Stockholders Agreement provides to Holders (i) preemptive rights with respect to the issuance of certain equity securities by PM&C or the Parent to directors, officers and affiliates, (ii) tag-along rights in the case of sales of certain equity securities by certain direct and indirect stockholders of PM&C or the Parent, and (iii) certain procedural and substantive protections in connection with transactions between PM&C or the Parent, on the one hand, and their affiliates, on the other. The Stockholders Agreement provides that these provisions will terminate when at least 25% of the common stock of PM&C or the Parent has been sold to the public in one or more registered public offerings, if the common stock is listed on a national securities exchange or authorized for trading in the Nasdaq National Market. Since the Stockholders Agreement does not provide for termination of these rights in the case of an initial public offering by Pegasus when similar conditions have been fulfilled, Pegasus, upon obtaining a majority of the outstanding PM&C Class B Shares pursuant to the Registered Exchange Offer, will cause these rights to be terminated.

REGISTRATION RIGHTS

   Under the Stockholders Agreement, the Holders have demand and piggyback registration rights as summarized below. Holders are referred to the Stockholders Agreement (which is filed as an exhibit to the registration statement of which this Prospectus forms a part) for a detailed description of the terms and conditions of these registration rights.

   Demand Registration Rights

   The Stockholders Agreement provides Holders the right on one occasion to require PM&C to register the PM&C Class B Shares under the Securities Act in either of two cases: (i) after 180 days following PM&C's first registered public equity offering, or (ii) after July 7, 2000, if no public equity offering occurs before that date. The exchange provisions in the Stockholders Agreement give Holders similar rights with respect to stock of the Parent, but the Stockholders Agreement does not address demand registration rights with respect to affiliates of PM&C and the Parent, such as Pegasus. Since Holders who accept the Registered Exchange Offer will receive shares of Class A Common Stock which have been registered under the Securities Act, such Holders will, subject to the lock-up that expires on April 3, 1997, generally be able to dispose of their shares of Class A Common Stock at will without the need for additional registration. See "-- Lock-up of Class A

Common Stock" below. PM&C is obligated to effect a demand registration only if the demand registration includes at least 25% of the PM&C Class B Shares originally issued. Consequently, if Holders of more than 75% of the PM&C Class B Shares accept the Registered Exchange Offer, the non-accepting Holders will not hold the 25% necessary to require registration of the PM&C Class B Shares.

   Piggyback Registration Rights

   Under their piggyback registration rights, if PM&C determines to register its common stock or certain convertible securities under the Securities Act, Holders would have the right to have their PM&C Class B Shares included in the registration. In addition, if the proposed registration relates to an underwritten offering, the Holders would have the right to sell their PM&C Class B Shares to the underwriters on the same terms and conditions as PM&C, subject to the managing underwriter's discretion to reduce or eliminate the Holders' participation to the extent it determines that participation by the Holders would materially adversely affect the success of the offering or the offering price. Pursuant to the exchange provisions described above under "-- Background -- Stockholders Agreement," Holders would have similar rights in the event of a public offering by the Parent.

   The Stockholders Agreement does not explicitly provide the Holders with exchange or registration rights in the case of a public offering by an affiliate of PM&C and the Parent, such as Pegasus. By accepting the Registered Exchange Offer, a Holder will receive shares of Class A Common Stock that are registered under the Securities Act and which may be sold without further registration or restrictions, subject to the lock-up that expires on April 3, 1997.

   Effect on Registration Rights of Non-Acceptance of Registered Exchange
Offer

   Holders who do not accept the Registered Exchange Offer will retain their PM&C Class B Shares, and the registration rights provisions of the Stockholders Agreement will continue to apply to their PM&C Class B Shares. It is likely, however, that those registration rights will provide little or no practical benefit to non-accepting Holders, for three reasons.

   First, it is unlikely that PM&C or the Parent will ever make a public equity offering. Thus, it is unlikely that Holders would have an opportunity to exercise their piggyback registration rights.

   Second, the Stockholders Agreement provides that a demand registration may be required only if it includes at least 25% of the Class B Shares originally issued in PM&C's 1995 Unit offering. If, as Pegasus anticipates, Holders of more than 75% of the PM&C Class B Shares accept the Registered Exchange Offer, the non-accepting Holders will not hold the 25% of the PM&C Class B Shares necessary to require registration of the PM&C Class B Shares.

   Third, even if non-accepting Holders retain 25% or more of the PM&C Class B Shares and can initiate a demand registration after July 7, 2000, there is not expected to be a market for the PM&C Class B Shares. Thus, registration of the PM&C Class B Shares would not necessarily mean that they could be sold.

CONDITIONS TO COMPLETION OF THE REGISTERED EXCHANGE OFFER

   The Registered Exchange Offer is being made for any or all PM&C Class B Shares. Completion of the Registered Exchange Offer is not conditioned on any minimum or maximum level of acceptance by the Holders; however, the Registered Exchange Offer may be accepted on behalf of a beneficial owner of PM&C Class B Shares only as to all PM&C Class B Shares owned by it since partial acceptances will not be permitted.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS


   The term "Expiration Date" shall mean 5:00 p.m., New York City time, on December 11, 1996 unless Pegasus, in its sole discretion, extends the Registered Exchange Offer (but not beyond January 31, 1997), in which case the term "Expiration Date" shall mean the latest date and time to which the Registered Exchange Offer is extended.

   In order to extend the Registered Exchange Offer, Pegasus will notify the Exchange Agent of any extension by oral or written notice and mail to the registered Holders of the PM&C Class B Shares an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

   Pegasus reserves the right, in its sole discretion, (i) to delay accepting any PM&C Class B Shares, (ii) to extend the Registered Exchange Offer or
(iii) if any conditions set forth below under "-- Conditions" shall not have been satisfied, to terminate the Registered Exchange Offer by giving oral or written notice of such delay, extension or termination to the Exchange Agent. Any such delay in acceptance, extension or termination will be followed as promptly as practicable by oral or written notice thereof to the registered Holders. If the Registered Exchange Offer is amended in a manner determined by Pegasus to constitute a material change, Pegasus will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered Holders, and Pegasus will extend the Registered Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment, applicable securities laws, and the manner of disclosure to the registered Holders, if the Registered Exchange Offer would otherwise expire during such five to ten business day period.

   Without limiting the manner in which Pegasus may choose to make a public announcement of any delay, extension, amendment or termination of the Registered Exchange Offer, Pegasus shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

PROCEDURES FOR TENDERING

   Only a registered Holder of PM&C Class B Shares may tender such PM&C Class B Shares in the Registered Exchange Offer. To tender PM&C Class B Shares in the Registered Exchange Offer, a Holder must complete, sign and date the Letter of Transmittal, or facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile to the Exchange Agent at the address set forth below under "-- Exchange Agent" for receipt prior to the Expiration Date. In addition, either (i) certificates for such PM&C Class B Shares must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such PM&C Class B Shares, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Depositary") pursuant to the procedure for book-entry transfer described below together with the Letter of Transmittal or a properly transmitted Agent's Message (as defined below), must be received by the Exchange Agent prior to the Expiration Date or (iii) the Holder must comply with the guaranteed delivery procedures described below.

   The tender by a Holder will constitute an agreement between such Holder and Pegasus in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

   Pegasus shall be deemed to have accepted validly tendered PM&C Class B Shares when, as and if Pegasus has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders of PM&C Class B Shares for the purposes of receiving the Class A Common Stock from Pegasus.

   THE METHOD OF DELIVERY OF PM&C CLASS B SHARES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE, PROPERLY INSURED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR PM&C CLASS B SHARES SHOULD BE SENT TO PEGASUS. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

   Any beneficial owner(s) of the PM&C Class B Shares whose PM&C Class B Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's PM&C Class B Shares, either make appropriate arrangements to register ownership of the PM&C Class B Shares in such owner's name or obtain a properly completed stock power from the registered Holder. The transfer of registered ownership may take considerable time.

   Signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution (as defined below) unless the PM&C Class B Shares tendered pursuant thereto are tendered (i) by a registered Holder who has not completed the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal are required to be guaranteed, such guarantee must be made by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act which is a member of one of the recognized signature guarantee programs identified in the Letter of Transmittal (an "Eligible Institution").

   If the Letter of Transmittal is signed by a person other than the registered Holder of any PM&C Class B Shares listed therein, such PM&C Class B Shares must be endorsed or accompanied by a properly completed stock power, signed by such registered Holder as such registered Holder's name appears on such PM&C Class B Shares.

   If the Letter of Transmittal or any PM&C Class B Shares or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by Pegasus, evidence satisfactory to Pegasus of their authority to so act must be submitted with the Letter of Transmittal.

   The Exchange Agent and the Depositary have confirmed that any financial institution that is a participant in the Depositary's system may utilize the Depositary's Automated Tender Offer Program to tender PM&C Class B Shares. Accordingly, participants in the Depositary's ATOP may, in lieu of physically completing and signing the Letter of Transmittal and delivering it to the Exchange Agent, electronically transmit their acceptance of the Registered Exchange Offer by causing the Depositary to transfer the PM&C Class B Shares to the Exchange Agent in accordance with the Depositary's ATOP procedures for transfer. The Depositary will then send an Agent's Message to the Exchange Agent.

   The term "Agent's Message" means a message transmitted by the Depositary, received by the Exchange Agent and forming part of the Book-Entry Confirmation, which states that the Depositary has received an express acknowledgement from a participant in the Depositary's ATOP that is tendering PM&C Class B Shares which are the subject of such book entry confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal (or, in the case of an Agent's Message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable Notice of Guaranteed Delivery), and that the agreement may be enforced against such participant.

   All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tendered PM&C Class B Shares will be determined by Pegasus in its sole discretion, which determination will be final and binding. Pegasus reserves the absolute right to reject any and all PM&C Class B Shares not properly tendered or any PM&C Class B Shares Pegasus' acceptance of which would, in the opinion of counsel for Pegasus, be unlawful. Pegasus also reserves the right to waive any defects, irregularities or conditions of tender as to particular PM&C Class B Shares. Pegasus' interpretation of the terms and conditions of the Registered Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of PM&C Class B Shares must be cured within such time as Pegasus shall determine. Although Pegasus intends to notify holders of defects or irregularities with respect to tenders of PM&C Class B Shares, neither Pegasus, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of PM&C Class B Shares will not be deemed to have been made until such defects or irregularities have been cured or waived.

   While Pegasus has no present plan to acquire any PM&C Class B Shares which are not tendered in the Registered Exchange Offer, Pegasus reserves the right in its sole discretion to purchase or make offers for any PM&C Class B Shares that remain outstanding subsequent to the Expiration Date or, as set forth below under "-- Conditions," to terminate the Registered Exchange Offer and, to the extent permitted by applicable law, purchase PM&C Class B Shares in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Registered Exchange Offer.

RETURN OF PM&C CLASS B SHARES

   If any tendered PM&C Class B Shares are not accepted for any reason set forth in the terms and conditions of the Registered Exchange Offer, such tendered PM&C Class B Shares will be returned without expense to the tendering Holder thereof (or, in the case of PM&C Class B Shares tendered by book-entry transfer into the Exchange Agent's account at the Depositary pursuant to the book-entry transfer procedures described below, such PM&C Class B Shares will be credited to an account maintained with the Depositary) as promptly as practicable.

BOOK-ENTRY TRANSFER

   The Exchange Agent will make a request to establish an account with respect to the PM&C Class B Shares at the Depositary for purposes of the Registered Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Depositary's systems may make book-entry delivery of PM&C Class B Shares by causing the Depositary to transfer such PM&C Class B Shares into the Exchange Agent's account at the Depositary in accordance with the Depositary's procedures for transfer. However, although delivery of PM&C Class B Shares may be effected through book-entry transfer at the Depositary, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under "-- Exchange Agent" on or prior to the Expiration Date or pursuant to the guaranteed delivery procedures described below.

GUARANTEED DELIVERY PROCEDURES

   Holders who wish to tender their PM&C Class B Shares and (i) whose PM&C Class B Shares are not immediately available or (ii) who cannot deliver their PM&C Class B Shares, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if:

   (a) The tender is made through an Eligible Institution;

   (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by Pegasus (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder, the certificate number(s) of such PM&C Class B Shares and the aggregate number of PM&C Class B Shares tendered, stating that the tender is being made thereby and guaranteeing that, within five business days after the Expiration Date, the Letter of Transmittal (or a facsimile thereof) together with the certificate(s) representing the PM&C Class B Shares in proper form for transfer or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent or the Exchange Agent receives a properly transmitted Agent's Message; and

   (c) Such properly executed Letter of Transmittal (or facsimile thereof) or a properly transmitted Agent's Message, as well as the certificate(s) representing all tendered PM&C Class B Shares in proper form for transfer (or a Book-Entry Confirmation) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five business days after the Expiration Date.

   Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to Holders who wish to tender their PM&C Class B Shares according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

   Tenders of PM&C Class B Shares may not be withdrawn at any time prior to the Expiration Date.

DELIVERY OF CLASS A COMMON STOCK CERTIFICATES

   The Class A Common Stock issued pursuant to the Registered Exchange Offer will be delivered on the earliest practicable date following the Expiration Date, assuming all conditions to the Registered Exchange Offer have been satisfied.

CONDITIONS

   Notwithstanding any other term of the Registered Exchange Offer, Pegasus shall not be required to accept for exchange, or exchange the Class A Common Stock for, any PM&C Class B Shares, and may terminate the Registered Exchange Offer as provided herein before the acceptance of such PM&C Class B Shares, if the Registered Exchange Offer violates an applicable law, rule or regulation or an applicable interpretation of the staff of the Securities and Exchange Commission (the "SEC" or "Commission".)

   If Pegasus determines in its sole discretion that any of these conditions are not satisfied, Pegasus may (i) refuse to accept any PM&C Class B Shares and return all tendered PM&C Class B Shares to the tendering Holders or (ii) extend the Registered Exchange Offer (but not beyond January 31, 1997) and retain all PM&C Class B Shares tendered prior to the expiration of the Registered Exchange Offer.


LOCK-UP OF CLASS A COMMON STOCK

   As a condition to the completion of the Public Offering, the Underwriters of the Public Offering have required that Holders of the PM&C Class B Shares who exchange their PM&C Class B Shares for Class A Common Stock in the Registered Exchange Offer agree to lock-up such shares until April 3, 1997. The Letter of Transmittal contains a provision whereby each exchanging Holder of the PM&C Class B Shares agrees by tendering his or her shares not to sell, otherwise dispose of or pledge any shares of Class A Common Stock received pursuant to the Registered Exchange Offer until April 3, 1997 without the consent of Lehman Brothers Inc., one of the Underwriters, and that the Company may impose stop transfer orders upon the Class A Common Stock to be received pursuant to the Registered Exchange Offer to enforce the lock-up.

TERMINATION OF CERTAIN RIGHTS

   All rights of Holders under the Stockholders Agreement will terminate with respect to an individual Holder upon the acceptance by Pegasus of the tender of such Holder's PM&C Class B Shares.

EXCHANGE AGENT

   First Union National Bank of North Carolina has been appointed as Exchange Agent of the Registered Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

                          By Registered, Certified,
                         Overnight or Hand Delivery:
                 First Union National Bank of North Carolina
                      Attention: Corporate Actions Unit
                            230 South Tryon Street
                                  11th Floor
                     Charlotte, North Carolina 28288-1153
                                  Telephone:
                                1-800-829-8432

FEES AND EXPENSES

   The expenses of soliciting tenders will be borne by Pegasus. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of Pegasus and its affiliates.

   Pegasus has not retained any dealer-manager in connection with the Registered Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Registered Exchange Offer. Pegasus, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

   The cash expenses to be incurred in connection with the Registered Exchange Offer will be paid by Pegasus and are estimated in the aggregate to be approximately $80,000. Such expenses include registration fees, fees and expenses of the Exchange Agent, accounting and legal fees and printing costs, among others.

   Pegasus will pay all transfer taxes, if any, applicable to the exchange of PM&C Class B Shares pursuant to the Registered Exchange Offer. If, however, a transfer tax is imposed for any reason other than the exchange of the PM&C Class B Shares pursuant to the Registered Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered Holder or any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering Holder.

CONSEQUENCE OF FAILURE TO EXCHANGE

   Participation in the Registered Exchange Offer is voluntary. Holders of the PM&C Class B Shares are urged to consult their financial and tax advisors in making their own decisions on what action to take.

   The PM&C Class B Shares which are not exchanged for the Class A Common Stock pursuant to the Registered Exchange Offer will remain restricted securities. Accordingly, such PM&C Class B Shares may be resold only (i) to a person whom the seller reasonably believes is a qualified institutional buyer (as defined in Rule 144A under the Securities Act) in a transaction meeting the requirements of Rule 144A, (ii) in a transaction meeting the requirements of Rule 144 under the Securities Act, (iii) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act, (iv) in accordance with another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel if the Company so requests), (v) to the Company or (vi) pursuant to an effective registration statement and, in each case, in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

   Although Holders of the PM&C Class B Shares will be entitled to all rights under the Stockholders Agreement, these rights may be of little value to such Holders or may be modified or eliminated in the future. In particular, if Holders of more than 75% of the PM&C Class B Shares accept the Registered Exchange Offer, the non-accepting Holders will not hold the 25% ownership necessary to require registration of the PM&C Class B Shares. See " -- Registration Rights -- Effect on Registration Rights of Non-Acceptance of Registered Exchange Offer." Furthermore, if a sufficient number of Holders exchange their PM&C Class B Shares, the Stockholders Agreement will be amended to eliminate provisions relating to tag-along and preemptive rights and may be amended to eliminate other provisions or to terminate the agreement itself.

   The Michigan/Texas Acquisition was effected by direct subsidiaries of Pegasus, not by PM&C or any of its subsidiaries. It is anticipated that the Ohio DBS Acquisition will similarly be effected by a direct subsidiary of Pegasus. Accordingly, Holders who do not exchange their PM&C Class B Shares for Class A Common Stock pursuant to the Registered Exchange Offer will have no interest in the assets acquired in connection with the Michigan/Texas and Ohio DBS Acquisitions, valued in the aggregate at approximately $41.8 million. It is possible that future acquisitions will be effected by subsidiaries of Pegasus that are not subsidiaries of PM&C, and non-exchanging Holders would have no interest in any assets so acquired.

ACCOUNTING TREATMENT

   For accounting purposes, the Company will recognize no gain or loss as a result of the Registered Exchange Offer. The expenses of the Registered Exchange Offer will be amortized.

                  CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
                       OF THE REGISTERED EXCHANGE OFFER

   The following discussion sets forth certain federal income tax consequences applicable to Holders of the PM&C Class B Shares who tender their PM&C Class B Shares pursuant to the Registered Exchange Offer. The summary is based upon existing law, and there can be no assurance that future legislation, regulations, published administrative interpretations or judicial decisions will not change the treatment of Holders described herein. The discussion may not consider all aspects of federal income taxation that may be relevant to a particular Holder. Further, the tax treatment of a Holder may vary depending upon its particular situation. Certain Holders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers and foreign persons) may be subject to special rules not discussed below. In addition, the discussion does not consider the effect of any applicable foreign, state, local or other tax laws.

   The completion of the Registered Exchange Offer will have no immediate federal income tax consequences to accepting Holders. The exchange of PM&C Class B Shares for Class A Common Stock will be treated as a contribution of property to Pegasus in exchange for stock of Pegasus. Under Section 351 of the Internal Revenue Code of 1986, as amended (the "Code"), concurrent contributions of money or property to a corporation in return for stock of the corporation does not result in the recognition of gain or loss on the contributed property if the persons making such contributions, in the aggregate, own 80 percent or more of the stock of the corporation immediately after the contribution.

   The Registered Exchange Offer and the Transactions that involve the issuance of Class A Common Stock will be deemed to have been completed as concurrent transactions for purposes of Section 351 of the Code. As a result, the Holders, the Parent, Harron, the purchasers of Class A Common Stock in the Public Offering and the other parties to the Transactions, in the aggregate, will own 80 percent or more of the Common Stock of Pegasus. A Holder's basis in the Class A Common Stock received in the Registered Exchange Offer will be equal to its basis in the PM&C Class B Shares surrendered in the Registered Exchange Offer.

   EACH HOLDER IS URGED TO CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF EXCHANGING THE PM&C CLASS B SHARES AND OF HOLDING AND DISPOSING OF THE CLASS A COMMON STOCK INCLUDING THE APPLICATION OF FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

                                 THE COMPANY

GENERAL

   The Company is a diversified media and communications company operating in three business segments: TV, DBS and Cable. The Company has grown through the acquisition and operation of media and communications properties characterized by clearly identifiable "franchises" and significant operating leverage, which enables increases in revenues to be converted into disproportionately greater increases in Location Cash Flow.


   Pegasus was incorporated under the laws of the State of Delaware in May 1996. In October 1994, the assets of various affiliates of Pegasus, principally limited partnerships that owned and operated the Company's TV and New England Cable operations, were transferred to subsidiaries of PM&C. In July 1995, the subsidiaries operating the Company's Mayaguez Cable systems and the Company's New England DBS business became wholly owned subsidiaries of PM&C. Upon consummation of the Public Offering, PM&C became a subsidiary of Pegasus. Management's principal executive offices are located at Suite 454, 5 Radnor Corporate Center, 100 Matsonford Road, Radnor, Pennsylvania 19087. Its telephone number is (610) 341-1801.


ACQUISITIONS


   Since January 1, 1996, the Parent has entered into agreements and completed certain transactions in connection with the Portland and Tallahassee Acquisitions, the Portland LMA and the Cable Acquisition. The assets relating to these transactions were subsequently contributed to the Company. Upon the consummation of the Public Offering, the Company held all of the assets acquired by the Parent in the Michigan/Texas DBS Acquisition and had all rights of acquisition with respect to the Ohio DBS Acquisition. Set forth below is certain information relating to these acquisitions.


COMPLETED ACQUISITIONS


   Television Station WPXT. The Company acquired the principal tangible assets of WPXT, the Fox-affiliated television station serving the Portland, Maine DMA, and entered into a noncompetition agreement with WPXT's prior owner for consideration totalling $12.4 million in cash and $400,000 of assumed liabilities. Upon completion of the Public Offering, the Parent contributed WPXT's FCC licenses and Fox Affiliation Agreement to the Company in exchange for $1.9 million in cash and $150,000 of Class A Common Stock (valued at the price to the public in the Public Offering) to be paid to WPXT's prior owner and $1.0 million of Class B Common Stock (valued at the price to the public in the Public Offering) resulting in an aggregate consideration of $15.8 million for the Portland Acquisition.

   Television Station WTLH. In March 1996, the Company acquired substantially all of the tangible assets of WTLH, the Fox-affiliated TV station serving the Tallahassee, Florida DMA, for $5.0 million in cash and WTLH Warrants to purchase $1.0 million of Class A Common Stock (valued at the price to the public in the Public Offering). In August 1996, the Company acquired WTLH's FCC licenses and Fox Affiliation Agreements in exchange for notes of a subsidiary of the Company aggregating $3.1 million, payable on March 1, 1998, with interest at 10% payable March 1, 1997 and 1998.

   Television Station WWLA. In June 1996, the Parent acquired the Portland LMA. As a condition of the completion of the Public Offering, the Parent contributed the Portland LMA to Pegasus in exchange for $1.0 million of Class A Common Stock (valued at the price to the public in the Public Offering), which the Parent transferred to the seller. Under the Portland LMA, the Company will lease facilities and provide programming to WWLA, retain all revenues generated from advertising sales, and make payments of $52,000 per year to the FCC license holder in addition to reimbursement of certain expenses. Construction of WWLA is expected to be completed in 1997. Both WWLA's and WPXT's offices, studio and transmission facilities will share the same location.

   Cable Acquisition. In August 1996, the Company acquired substantially all of the assets of the San German Cable System, which serves ten communities contiguous to the Company's Mayaguez Cable system, for approximately $26.4 million in cash and assumed liabilities. The Company plans to interconnect the Mayaguez and San German Cable systems and operate them from a single headend.

   Michigan/Texas DBS Acquisition. On October 8, 1996, Pegasus acquired from Harron Communications Corp. ("Harron") rights as exclusive provider of DIRECTV services in certain rural areas of Texas and Michigan and related assets in exchange for $11.9 million of Class A Common Stock (valued at the price to the public of $14.00 per share in the Public Offering) and approximately $17.9 million in cash. Harron, owns 852,110 shares of the Class A Common Stock and, after giving effect to the Public Offering, the Registered Exchange Offer and the other Transactions, is deemed to be the beneficial owner of approximately 9.2% of the outstanding Common Stock. In connection with the Michigan/Texas DBS Acquisition, the Parent agreed to nominate a designee of Harron as a member of Pegasus' Board of Directors. Effective October 8, 1996, James J. McEntee, III was appointed to Pegasus' Board of Directors as Harron's designee. See "Risk Factors -- Risks Attendant to Acquisition Strategy."


PENDING ACQUISITION


   Ohio DBS Acquisition. In October 1996, the Company entered into a definitive agreement with Horizon Telcom, Inc., Horizon Infotech, Inc. and Chillicothe Telephone Company under which the Company will acquire the DIRECTV distribution rights for portions of Ohio and related assets in exchange for approximately $12.0 million in cash. The Ohio DBS Acquisition is subject to conditions typical in acquisitions of this nature, certain of which conditions may be beyond the Company's control. The agreement provides for a closing to occur no later than November 15, 1996. There can be no assurance that the Ohio DBS Acquisition will be consummated on the terms described herein or at all. The Ohio DBS Acquisition is expected to be financed by proceeds from the Public Offering or borrowings under the New Credit Facility. See "Risk Factors -- Risks Attendant to Acquisition Strategy."


PENDING SALE

   New Hampshire Cable Sale. In November 1996, the Company entered into a definitive agreement to sell its New Hampshire Cable systems. The agreement contemplates a sale price of approximately $7.3 million in cash. After payment of a sales commission, the net proceeds are expected to be approximately $7.1 million. The New Hampshire Cable Sale is subject to the prior approval of the local franchising authorities and to other conditions typical in transactions of this nature, certain of which are beyond the Company's control. It is anticipated that the New Hampshire Cable Sale will occur in the first quarter of 1997. There can be no assurance that the New Hampshire Cable Sale will be consummated on the terms described herein or at all.

CORPORATE REORGANIZATION AND OTHER TRANSACTIONS


   Set forth below is a description of certain of the Transactions that have recently occurred.


PARENT'S CONTRIBUTION OF PM&C CLASS A SHARES


   Pegasus is a newly-formed subsidiary of the Parent and had, prior to the Public Offering, no material assets or operating history. Prior to the Public Offering, the Parent's principal subsidiary was PM&C, which conducted through subsidiaries the Company's current operations as described herein. Simultaneously with, and as a condition of, the closing of the Public Offering, the Parent contributed to Pegasus all of its stock in PM&C, which consisted of 161,500 PM&C Class A Shares in exchange for 3,380,435 shares of Class B Common Stock.

MANAGEMENT AGREEMENT ACQUISITION

   PM&C and its operating subsidiaries are party to the Management Agreement with the Management Company, under which the Management Company provides certain management and accounting services and PM&C and its subsidiaries are obligated to pay the Management Company 5% of their net revenues and reimburse the Management Company for its accounting department costs. The Management Company is an affiliate of PM&C and Pegasus and is controlled and predominantly owned by Marshall W. Pagon, the President and Chief Executive Officer of PM&C and Pegasus.


   Concurrently with the completion of the Public Offering, the Company acquired the Management Agreement together with certain net assets, including approximately $1.4 million of accrued management fees, from the Management Company in exchange for the Company's issuance of 1,400,000 shares of Class B Common Stock and approximately $1.4 million in cash. Of these shares, 182,652 were exchanged for an equal number of shares of Class A Common Stock and transferred to certain members of management who were participants in the Management Share Exchange. The fair market value of the Management Agreement was determined by an independent appraiser. At the time that the Management Agreement was transferred, the executive officers and other employees of the Management Company became employees of the Company. See "Management and Certain Transactions -- Management Agreement."


MANAGEMENT SHARE EXCHANGE


   Certain members of the Company's management held 5,000 shares of Parent Non-Voting Stock. Upon consummation of the Public Offering, all shares of the Parent Non-Voting Stock were exchanged for 263,606 shares of Class A Common Stock of Pegasus pursuant to the Management Share Exchange and the Parent Non-Voting Stock was distributed to the Parent.


TOWERS PURCHASE


   Concurrently with the Public Offering, the Company purchased the broadcast tower assets of Towers, an affiliate of the Company, for cash consideration of approximately $1.4 million. These assets consist of ownership or leasehold interests in three tower properties. Towers leases space on all of its towers to the Company and also leases space to unaffiliated companies. The purchase price was determined by an independent appraisal.


NEW CREDIT FACILITY


   In August 1996, the Company entered into the New Credit Facility. The New Credit Facility provides for up to $50.0 million in revolving credit borrowings. See "Description of Indebtedness -- New Credit Facility."

THE PUBLIC OFFERING

   Pegasus consummated an initial public offering of its shares of its Class A Common Stock on October 8, 1996 pursuant to an underwritten offering in which Lehman Brothers Inc., BT Securities Corporation, CIBC Wood Gundy Securities Corp. and PaineWebber Incorporated were acting as representatives of the underwriters. The initial public offering price of the Class A Common Stock was $14.00 per share. The consummation of the Public Offering was conditioned upon the consummation of all of the other Transactions except for the Management Share Exchange, the Ohio DBS Acquisition and the New Hampshire Cable Sale.

   The net proceeds to the Company from its sale of 3,000,000 shares of Class
A Common Stock in the Public Offering after deducting underwriting discounts and commissions and estimated fees and expenses of the Public Offering, were approximately $38.1 million. The Company applied the total net proceeds from the Public Offering as follows: (i) $17.9 million for the payment of the cash portion of the purchase price of the Michigan/Texas DBS Acquisition, (ii) $3.0 million to repay indebtedness under the New Credit Facility, (iii) $1.9 million to make a payment on account of the Portland Acquisition, (iv) $1.4 million for the payment of the cash portion of the purchase price of the Management Agreement Acquisition, and (v) $1.4 million for the Towers Purchase. The Company intends to apply $12.0 million of the proceeds to the Ohio DBS Acquisition. The remaining net proceeds, if any, together with available borrowings under the New Credit Facility, will be used for future expansion and general corporate purposes; however, a portion of the net proceeds may be used for future acquisitions by the Company.

                               USE OF PROCEEDS

   The Registered Exchange Offer is intended to carry out what Pegasus believes to be the spirit of the Stockholders Agreement: to enable holders of the PM&C Class B Shares to hold a publicy traded class of equity securities. Pegasus will not receive any cash proceeds from the issuance of the Class A Common Stock offered hereby. In consideration for issuing the Class A Common Stock as contemplated in the Prospectus, Pegasus will receive in exchange a proportionate number of PM&C Class B Shares.


                               DIVIDEND POLICY


   Pegasus is a newly formed corporation and has not paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The payment of future dividends, if any, will depend, among other things, on the Company's results of operations and financial condition, any restriction in the Company's loan agreements and on such other factors as the Company's Board of Directors may, in its discretion, consider relevant. Since Pegasus is a holding company, its ability to pay dividends is dependent upon the receipt of dividends from its direct and indirect subsidiaries. PM&C, which is a direct subsidiary of Pegasus, is a party to the New Credit Facility and the Indenture, both of which restrict its ability to pay dividends. See "Description of Indebtedness" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                       CLASS A COMMON STOCK INFORMATION

   The Class A Common Stock is traded on the Nasdaq National Market under the symbol "PGTV." The following table sets forth the high and low sale prices per share of Class A Common Stock, as reported by Nasdaq for the 1996 fiscal year subsequent to the Company's initial public offering on October 3, 1996. These quotations and sales prices do not include retail mark-ups, mark-downs or commissions.

 1996 Fiscal Year                                    High               Low
                                                    --------          --------
Fourth Quarter (through November 6, 1996)(1) .....   $15.00            $12.50

------
(1) The Company's Class A Common Stock began trading on October 3, 1996.

   On November 6, 1996, the last reported sales price for the Class A Common Stock was $13 per share.

   As of November 5, 1996, the Company had approximately 79 holders of record (excluding holders whose securities were held in street or nominee name)

                                CAPITALIZATION


   The following table sets forth the capitalization of the Company at June 30, 1996 and as adjusted to give effect to (i) the sale and issuance by the Company of 3,000,000 shares of Class A Common Stock in the Public Offering and the use of proceeds therefrom, (ii) the issuance of 1,471,437 shares of Class A Common Stock and 4,581,900 shares of Class B Common Stock pursuant to the other Transactions (after giving effect to the 269,964 shares of Class B Common Stock transferred as Class A Common Stock to certain members of management who participated in the Management Share Exchange) and (iii) the issuance of 191,792 shares of Class A Common Stock in the Registered Exchange Offer. See "Use of Proceeds," "Selected Historical and Pro Forma Combined Financial Data," and "Pro Forma Combined Financial Data."

                                                                                     As of June 30, 1996
                                                                                 ---------------------------
                                                                                                 Pro Forma
                                                                                    Actual      As Adjusted
                                                                                  ----------   -------------
                                                                                    (Dollars in thousands)
Cash, cash equivalents and restricted cash  ...................................    $  8,068      $ 13,457
                                                                                  ==========   =============
Total debt:
   New Credit Facility(1)(2) ..................................................    $     --      $ 28,600
   Old Credit Facility ........................................................       8,800            --
   12 1/2 % Series B Senior Subordinated Notes due 2005(3) ....................      81,391        81,391
   Capital leases and other ...................................................       4,672         4,672
                                                                                  ----------   -------------
   Total debt .................................................................      94,863       114,663
                                                                                  ----------   -------------
Total stockholders' equity:
   Preferred Stock, $0.01 par value, 5,000,000 shares authorized; no shares
     issued and outstanding  ..................................................          --            --
   Class A Common Stock, $0.01 par value, 30,000,000 shares authorized;
     4,663,229 shares issued and outstanding, as adjusted  ....................           2            47
   Class B Common Stock, $0.01 par value, 15,000,000 shares authorized;
     4,581,900 shares issued and outstanding, as adjusted  ....................          --            46
   Additional paid-in capital .................................................       7,881        57,136
   Retained earnings (deficit) ................................................        (474)        3,586
   Partners' deficit ..........................................................     (11,892)      (11,892)
                                                                                  ----------   -------------
     Total stockholders' equity (deficit)  ....................................      (4,483)       48,923
                                                                                  ----------   -------------
     Total capitalization  ....................................................    $ 90,380      $163,586
                                                                                  ==========   =============


------

(1) For a description of the New Credit Facility, see "Description of Indebtedness -- New Credit Facility."

(2) As of September 30, 1996, $31.6 million had been drawn under the New Credit Facility in connection with the retirement of the Old Credit Facility and the consummation of the Cable Acquisition.


(3) For a description of the principal terms of the Notes, see "Description of Indebtedness -- Notes."

          SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

   The selected historical combined financial data for the years ended December 31, 1992 and 1993 have been derived from the Company's Combined Financial Statements for such periods, which have been audited by Herbein + Company, Inc., as indicated in their report included elsewhere herein. The selected historical combined financial data for the years ended December 31, 1994 and 1995 have been derived from the Company's Combined Financial Statements for such periods, which have been audited by Coopers & Lybrand L.L.P., as indicated in their report included elsewhere herein. The selected historical combined financial data for the year ended December 31, 1991 and the six months ended June 30, 1995 and 1996 have been derived from unaudited combined financial information, which in the opinion of the Company's management, contain all adjustments necessary for a fair presentation of this information. The selected historical combined financial data for the six months ended June 30, 1996 should not be regarded as indicative of the results that may be expected for the entire year. The information should be read in conjunction with the Combined Financial Statements and the notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Pro Forma Combined Financial Data," which are included elsewhere herein.

          SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

                                                      Year Ended December 31,
                                   --------------------------------------------------------------

                                    1991(1)        1992       1993 (1)       1994         1995
                                   ----------   ----------    ----------   ----------   ---------
                                         (Dollars in thousands, except earnings per share)
Income Statement Data:
   Net revenues:
     TV  .......................    $    --      $    --       $10,307      $17,808      $19,973
     DBS  ......................         --           --            --          174        1,469
     Cable  ....................      2,095        5,279         9,134       10,148       10,606
     Other  ....................          9           40            46           61          100
                                    -------     --------      --------     --------     --------
        Total net revenues .....      2,104        5,319        19,487       28,191       32,148
                                    -------     --------      --------     --------     --------
   Location operating expenses:
     TV  .......................         --           --         7,564       12,380       13,933
     DBS  ......................         --           --            --          210        1,379
     Cable  ....................      1,094        2,669         4,655        5,545        5,791
     Other  ....................          3           12            16           18           38
   Incentive compensation (3) ..         --           36           192          432          528
   Corporate expenses ..........        206          471         1,265        1,506        1,364
   Depreciation and amortization      1,175        2,541         5,978        6,940        8,751
                                    -------     --------      --------     --------     --------
   Income (loss) from operations       (374)        (410)         (183)       1,160          364
   Interest expense ............       (621)      (1,255)       (4,402)      (5,973)      (8,817)
   Interest income .............         --           --            --           --          370
   Other expense, net ..........        (21)         (21)         (220)         (65)         (44)
   Provision (benefit) for taxes         --           --            --          140           30
   Extraordinary gain (loss)
     from extinguishment of
     debt  .....................         --           --            --         (633)      10,211
                                    -------     --------      --------     --------     --------
   Net income (loss) ...........    $(1,016)     $(1,686)      $(4,805)     $(5,651)      $2,054
                                    =======     ========      ========     ========     ========
Income (loss) per share:
   Loss before extraordinary
     item  .....................                                                          $(1.59)
   Extraordinary item ..........                                                            1.99
                                                                                        --------
   Net income (loss) per share .                                                           $0.40
                                                                                        ========
   Weighted average shares
     outstanding (000's)  ......                                                           5,143
                                                                                        ========
Other Data:
   Location Cash Flow (5) ......    $ 1,007      $ 2,638       $ 7,252      $10,038      $11,007
   EBITDA (5) ..................        801        2,131         5,795        8,100        9,115
   Capital expenditures ........        213          681           885        1,264        2,640

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                                                               Six Months
                                                             Ended June 30,
                                                  -------------------------------------
                                       Pro                                     Pro
                                      Forma                                   Forma
                                    1995 (2)         1995         1996       1996 (2)
                                   -----------    ----------    ----------   ----------

Income Statement Data:
   Net revenues:
     TV  .......................      27,305       $ 8,861      $11,932      $12,600
     DBS  ......................       4,924           528        1,568        4,328
     Cable  ....................      14,919         5,177        5,626        8,032
     Other  ....................         100            36           56           56
                                    --------       -------      -------      -------
        Total net revenues .....      47,248        14,602       19,182       25,016
                                    --------       -------      -------      -------
   Location operating expenses:
     TV  .......................      19,210         6,714        8,271        8,765
     DBS  ......................       5,138           622        1,261        3,604
     Cable  ....................       8,176         2,912        3,087        4,298
     Other  ....................          38            14            9            9
   Incentive compensation (3) ..         511           356          430          421
   Corporate expenses ..........       1,364           613          709          709
   Depreciation and amortization      15,368         3,927        4,905        7,356
                                    --------       -------      -------      -------
   Income (loss) from operations      (2,557)        (556)          510         (146)
   Interest expense ............     (11,573)      (3,350)       (5,570)      (6,716)
   Interest income .............         129           --           151          151
   Other expense, net ..........         (58)         (84)          (62)         (59)
   Provision (benefit) for taxes          30           20          (133)        (133)
   Extraordinary gain (loss)
     from extinguishment of
     debt  .....................          --(4)        --            --           --
                                    --------      -------       -------      -------
   Net income (loss) ...........    $(14,089)     $(4,010)      $(4,838)     $(6,637)
                                    ========      =======       =======      =======
Income (loss) per share:
   Loss before extraordinary
     item  .....................    $  (1.52)                   $ (0.94)     $ (0.72)
   Extraordinary item ..........          --(4)                      --           --
                                    --------                    -------      -------
   Net income (loss) per share .    $  (1.52)                   $ (0.94)     $ (0.72)
                                    ========                    =======      =======
   Weighted average shares
     outstanding (000's)  ......       9,245                      5,143        9,245
                                    ========                    =======      =======
Other Data:
   Location Cash Flow (5) ......    $ 14,686      $ 4,340       $ 6,554      $ 8,340
   EBITDA (5) ..................      12,811        3,371         5,415        7,210
   Capital expenditures ........       3,022        1,536         2,748        2,734



                                                                              Pro Forma
                                                                             Twelve Months
                                                                            Ended June 30,
                                                                               1996 (2)
                                                                             --------------
Net revenues....................                                              $ 50,963
Location Cash Flow (5)  ........                                                16,714
EBITDA (5)  ....................                                                14,666





                                                          As of December 31,                              As of June 30, 1996
                                   ---------------------------------------------------------       ----------------------------
                                  1991          1992        1993        1994         1995            Actual       Pro Forma (2)
                                   --------   --------    ---------   ----------   ---------       ----------    --------------
Balance Sheet Data:
   Cash, cash equivalents and
     restricted cash  ..........$   901       $   938     $ 1,506     $  1,380      $21,856           $  8,068        $ 13,457
   Working capital (deficiency)      78           (52)     (3,844)     (23,074)      17,566              4,073           8,689
   Total assets ................ 17,306        17,418      76,386       75,394       95,770            104,247         178,226
   Total debt (including
     current)  ................. 13,675        15,045      72,127       61,629       82,896             94,863         114,663
   Total liabilities ........... 14,572        16,417      78,954       68,452       95,521            108,730         129,303
   Total equity (deficit) (6) ..  2,734         1,001      (2,427)       6,942          249             (4,483)         48,923
                                                                                                  (footnotes on following page)

------
(1) The Company's operations began in 1991. The 1991 data include the results of the Massachusetts and New Hampshire Cable systems from June 26, 1991 (with the exception of the North Brookfield, Massachusetts Cable system, which was acquired in July 1992), the Connecticut Cable system from August 7, 1991 and the results of Towers from May 21, 1991. The 1993 data include the results of the Mayaguez, Puerto Rico Cable system from March 1, 1993 and WOLF/WWLF/WILF, WDSI and WDBD from May 1, 1993.


(2) Pro forma income statement and other data for the year ended December 31, 1995, six months ended June 30, 1996 and the twelve months ended June 30, 1996 give effect to the acquisitions and the Public Offering as if such events had occurred in the beginning of such periods. The pro forma balance sheet data as of June 30, 1996 give effect to the Registered Exchange Offer and the Transactions after June 30, 1996 and the Public Offering as if such events had occurred on such date. See "Pro Forma Combined Financial Data."


(3) Incentive compensation represents compensation expenses pursuant to the Restricted Stock Plan and 401(k) Plans. See "Management and Certain Transactions -- Incentive Program."

(4) The pro forma income statement data for the year ended December 31, 1995 do not include the extraordinary gain on the extinguishment of debt of $10.0 million and the $214,000 writeoff of deferred financing costs that were incurred in 1995 in connection with the creation of the Old Credit Facility.

(5) Location Cash Flow is defined as net revenues less location operating expenses. Location operating expenses consist of programming, barter programming, general and administrative, technical and operations, marketing and selling expenses. EBITDA is defined as income (loss) before
    (i) extraordinary items, (ii) provisions for income taxes, (iii) other (income) expense, (iv) interest (income) expense, and (v) depreciation and amortization expenses. The difference between Location Cash Flow and EBITDA is that EBITDA includes incentive compensation and corporate expenses. Although EBITDA and Location Cash Flow are not measures of performance under generally accepted accounting principles, the Company believes that Location Cash Flow and EBITDA are accepted within the Company's business segments as generally recognized measures of performance and are used by analysts who report publicly on the performance of companies operating in such segments. Nevertheless, these measures should not be considered in isolation or as a substitute for income from operations, net income, net cash provided by operating activities or any other measure for determining the Company's operating performance or liquidity which is calculated in accordance with generally accepted accounting principles.

(6) The Company has not paid any cash dividends and does not anticipate paying cash dividends on its Common Stock in the foreseeable future.

                      PRO FORMA COMBINED FINANCIAL DATA


   Pro forma combined income statement and other data for the year ended December 31, 1995, the six months ended June 30, 1996 and the twelve months ended June 30, 1996 give effect to (i) the Portland Acquisition, which actually closed on January 29, 1996, (ii) the Tallahassee Acquisition, which actually closed on March 8, 1996, (iii) the Michigan/Texas DBS Acquisition, which actually closed on October 8, 1996 concurrently with the closing of the Public Offering, (iv) the Cable Acquisition, which actually closed on August 29, 1996, (v) the Ohio DBS Acquisition, which is a pending acquisition, (vi) the New Hampshire Cable Sale, which is a pending sale and (vii) the Public Offering, which closed on October 8, 1996, all as if such events had occurred at the beginning of each period. The pro forma combined balance sheet as of June 30, 1996 gives effect to (i) payments in connection with the Portland Acquisition, (ii) the Michigan/Texas DBS Acquisition, which actually closed on October 8, 1996 concurrently with the closing of the Public Offering,
(iii) the Cable Acquisition, which actually closed on August 29, 1996, (iv) the Ohio DBS Acquisition, which is a pending acquisition, (v) acceptance of the Registered Exchange Offer by all Holders of the PM&C Class B Shares, (vi) the New Hampshire Cable Sale, which is a pending sale and (vii) the Public Offering, which closed on October 8, 1996, as if such events had occurred on such date. The Company's pro forma income (loss) from continuing operations and income (loss) per share would be affected to the extent that Holders of PM&C Class B Shares do not accept the Registered Exchange Offer. The Company does not believe that any such effect would be material and expects that all Holders will accept the Registered Exchange Offer.


   These acquisitions are accounted for using the purchase method of accounting. The total costs of such acquisitions are allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values. The allocation of the purchase price included in the pro forma financial statements is preliminary. The Company does not expect that the final allocation of the purchase price will materially differ from the preliminary allocation.

   The pro forma adjustments are based upon available information and upon certain assumptions that the Company believes are reasonable. The pro forma combined financial information should be read in conjunction with the Company's Combined Financial Statements and notes thereto, as well as the financial statements and notes thereto of the acquisitions, included elsewhere in this Prospectus. The pro forma combined financial data are not necessarily indicative of the Company's future results of operations. There can be no assurance whether or when the Ohio DBS Acquisition or the New Hampshire Cable Sale will be consummated. See "Risk Factors -- Risks Attendant to Acquisition Strategy."

                      PRO FORMA STATEMENT OF OPERATIONS

                         YEAR ENDED DECEMBER 31, 1995


                                                                            Acquisitions
                                                    ------------------------------------------------------------
                                                                                 MI/TX
                                          Actual  Portland(1)  Tallahassee(2)   DBS(3)    Cable(4)   Adjustments
                                         -------- -----------  --------------   --------   -------   -----------
                                                    (Dollars in thousands, except earnings per share)
Income Statement Data:
Net revenues
   TV ................................   $19,973     $ 4,409       $2,784       $    --    $   --    $    139(7)
   DBS ...............................     1,469          --           --         2,513        --          --
   Cable .............................    10,606          --           --            --     5,777          --
   Other .............................       100          --           --            --        --          --
                                         --------   ---------    ------------   --------   -------   -----------
    Total net revenues ...............    32,148       4,409        2,784         2,513     5,777         139
                                         --------   ---------    ------------   --------   -------   -----------
Location operating expenses
   TV ................................    13,933       3,441        2,133            --                  (186)(8)
                                                                                               --        (111)(9)
   DBS ...............................     1,379          --           --         3,083        --        (280)(10)
   Cable .............................     5,791          --           --            --     3,485        (332)(11)
   Other .............................        38          --           --            --        --          --
Incentive compensation  ..............       528          --           --            --        --          --
Corporate expenses  ..................     1,364         147           40           139        --        (326)(12)
Depreciation and amortization  .......     8,751         212          107           559       501       4,527 (13)
                                         --------   ---------    ------------   --------   -------   -----------
Income (loss) from operations  .......       364         609          504        (1,268)    1,791      (3,153)
Interest expense  ....................    (8,817)     (1,138)        (163)         (631)     (850)     (1,828)(14)
Interest income  .....................       370          --           --            --        --        (241)(15)
Other income (expense), net  .........       (44)       (542)         (64)           --        50         542 (16)
Provision (benefit) for income taxes          30          --          105            --      (189)         84 (17)
                                         --------   ---------    ------------   --------   -------   -----------
Income (loss) before extraordinary
   items .............................   $(8,157)    $(1,071)      $  172       $(1,899)   $1,180    $ (4,764)
                                         ========   =========    ============   ========   =======   ===========
Income (loss) per share:
   Loss before extraordinary items ...

   Weighted average shares
     outstanding  ....................

Other Data:
Location Cash Flow (21)  .............   $11,007     $   968       $  651       $   (570)  $2,292    $  1,048
EBITDA (21)  .........................     9,115         821          611           (709)   2,292       1,374
Capital expenditures  ................     2,640         139           28             58      304          --

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                                                               Pending Transactions
                                                   -----------------------------------------
                                                      OH DBS                           NH                     The Public      Pro
                                         Sub-Total Acquisition(5)   Adjustments    Cable Sale(6)     Total     Offering      Forma
                                         ---------   ------------    -----------   -------------   ---------  -----------   -------

Income Statement Data:
Net revenues
   TV ................................   $ 27,305       $  --        $    --        $    --        $27,305   $    --      $27,305
   DBS ...............................      3,982         942             --             --          4,924        --        4,924
   Cable .............................     16,383          --             --         (1,464)        14,919        --       14,919
   Other .............................        100          --             --             --            100        --          100
                                         ---------   ------------    -----------   -----------   ---------   ----------- ---------
    Total net revenues ...............     47,770         942             --         (1,464)        47,248        --       47,248
                                         ---------   ------------    -----------   -----------   ---------   ----------- ---------
Location operating expenses
   TV ................................
                                           19,210          --             --             --         19,210        --      19,210
   DBS ...............................      4,182         956             --             --          5,138        --       5,138
   Cable .............................      8,944          --                          (768)         8,176        --       8,176
   Other .............................         38          --             --             --             38        --          38
Incentive compensation  ..............        528          --             --            (17)           511        --         511
Corporate expenses  ..................      1,364          --             --             --          1,364        --       1,364
Depreciation and amortization  .......     14,657         183          1,017 (13)      (618)        15,239       129(18)  15,368
                                         ---------   ------------    -----------   -----------   ---------   ----------- ---------
Income (loss) from operations  .......     (1,153)       (197)        (1,017)           (61)        (2,428)     (129)     (2,557)
Interest expense  ....................    (13,427)         --         (1,065)(14)        --        (14,492)    2,919(19) (11,573)
Interest income  .....................        129          --             --             --            129        --         129
Other income (expense), net  .........        (58)         --             --             --            (58)       --         (58)
Provision (benefit) for income taxes           30          --                            --             30        --          30
                                         ---------   ------------    -----------   -----------   ---------   -----------  -------
Income (loss) before extraordinary
   items .............................   $(14,539)      $(197)       $(2,082)       $   (61)      $(16,879)   $2,790(20) (14,089)
                                         =========   ============    ===========   ===========   =========   =========== ========
Income (loss) per share:
   Loss before extraordinary items ...                                                           $   (2.77)               $(1.52)
                                                                                                 =========               ========
   Weighted average shares
     outstanding  ....................                                                           6,084,509             9,245,129
                                                                                                 =========             =========
Other Data:
Location Cash Flow (21)  .............   $ 15,396       $ (14)       $    --        $  (696)     $  14,686    $   --     $14,686
EBITDA (21)  .........................     13,504         (14)            --           (679)        12,811        --      12,811
Capital expenditures  ................      3,169          --             --           (147)         3,022        --       3,022

                      PRO FORMA STATEMENT OF OPERATIONS

                        SIX MONTHS ENDED JUNE 30, 1996


                                                                            Acquisitions
                                                     ----------------------------------------------------------
                                                                                 MI/TX
                                          Actual   Portland(1)  Tallahassee(2)   DBS(3)  Cable(4)   Adjustments
                                         --------- -----------  --------------   -------   ------   -----------
                                                   (Dollars in thousands, except earnings per share)
Income Statement Data:
Net revenues
   TV ................................    $11,932      $ 247         $404        $   --    $   --     $   17(7)
   DBS ...............................      1,568         --           --         1,896        --         --
   Cable .............................      5,626         --           --            --     3,190         --
   Other .............................         56         --           --            --        --         --
                                         ---------   ---------    ------------   -------   ------   -----------
    Total net revenues ...............     19,182        247          404         1,896     3,190         17
                                         ---------   ---------    ------------   -------   ------   -----------
Location operating expenses
   TV ................................      8,271        294          243            --                  (28)(8)
                                                                                               --        (15)(9)
   DBS ...............................      1,261         --           --         1,769        --       (168)(10)
   Cable .............................      3,087         --           --            --     1,811       (166)(11)
   Other .............................          9         --           --            --        --         --
Incentive compensation  ..............        430         --           --            --        --         --
Corporate expenses  ..................        709         12           21            76        --       (109)(12)
Depreciation and amortization  .......      4,905          6           11           291       201      1,690 (13)
                                         ---------   ---------    ------------   -------   ------   -----------
Income (loss) from operations  .......        510        (65)         129          (240)    1,178     (1,187)
Interest expense  ....................     (5,570)      (565)         (20)         (343)     (413)      (732)(14)
Interest income  .....................        151         --           --            --        --         --
Other income (expense), net  .........        (62)        20          (17)           --        --         --
Provision (benefit) for income taxes         (133)        --           35            --       333       (368)(17)
                                         ---------   ---------    ------------   -------   ------   -----------
Income (loss) before extraordinary
   items .............................    $ (4,838)    $ (610)       $ 57        $  (583)  $  432    $(1,551)
                                         =========   =========    ============   =======   ======   ===========
Income (loss) per share:
 Loss before extraordinary items  ....
 Weighted average shares
    outstanding ......................

Other Data:
Location Cash Flow (21)  .............    $ 6,554      $  (47)       $161        $  127    $1,379     $  394
EBITDA (21)  .........................      5,415         (59)        140            51     1,379        503
Capital expenditures  ................      2,748         --           --            --       133         --

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                             Pending Transactions
                                                   -----------------------------------------
                                                                                       NH
                                                        OH DBS                       Cable                   The Public      Pro
                                         Sub-Total Acquisition(5)   Adjustments     Sale(6)        Total      Offering      Forma
                                         --------- --------------   ------------   -----------   ---------   ----------   --------

Income Statement Data:
Net revenues
   TV ................................    $12,600        $ --          $  --         $  --         $12,600     $   --      $12,600
   DBS ...............................      3,464         864             --            --           4,328         --        4,328
   Cable .............................      8,816          --             --          (784)          8,032         --        8,032
   Other .............................         56          --             --            --              56         --           56
                                         ---------   ------------    -----------   -----------   ---------   ----------    --------
    Total net revenues ...............     24,936         864             --          (784)         25,016         --       25,016
                                         ---------   ------------    -----------   -----------   ---------   ----------    --------
Location operating expenses
   TV ................................
                                            8,765          --             --            --           8,765         --        8,765
   DBS ...............................      2,862         742             --            --           3,604         --        3,604
   Cable .............................      4,732          --             --          (434)          4,298         --        4,298
   Other .............................          9          --             --            --               9         --            9
Incentive compensation  ..............        430          --             --            (9)            421         --          421
Corporate expenses  ..................        709          --             --            --             709         --          709
Depreciation and amortization  .......      7,104          94            406(13)      (312)          7,292         64(18)    7,356
                                         ---------   ------------    -----------   -----------   ---------   ----------    --------
Income (loss) from operations  .......        325          28           (406)          (29)            (82)       (64)        (146)
Interest expense  ....................     (7,643)         --           (533)(14)       --          (8,176)     1,460(19)   (6,716)
Interest income  .....................        151          --             --            --             151         --          151
Other income (expense), net  .........        (59)         --             --            --             (59)        --          (59)
Provision (benefit) for income taxes         (133)         --             --            --            (133)        --         (133)
                                         ---------   ------------    -----------   -----------   ---------   ----------   ---------
Income (loss) before extraordinary
   items .............................    $(7,093)         28          $(939)        $ (29)        $(8,033)    $1,396(20)  $(6,637)
                                         =========   ============    ===========   ===========   =========   ==========   =========
Income (loss) per share:
 Loss before extraordinary items  ....                                                              $(1.32)                 $(0.72)
                                                                                                 =========                =========
 Weighted average shares
    outstanding ......................                                                           6,084,509               9,245,129
                                                                                                 =========               =========
Other Data:
Location Cash Flow (21)  .............    $ 8,568        $122             --         $(350)         $8,340     $   --       $8,340
EBITDA (21)  .........................      7,429         122             --          (341)          7,210         --        7,210
Capital expenditures  ................      2,881          --             --          (147)          2,734         --        2,734


                      PRO FORMA STATEMENT OF OPERATIONS

                      TWELVE MONTHS ENDED JUNE 30, 1996

                                                                            Acquisitions
                                                    -------------------------------------------------------------
                                                                                 MI/TX
                                         Actual   Portland(1)  Tallahassee(2)    DBS(3)    Cable(4)   Adjustments
                                        ---------   ---------    ------------   ---------   -------   -----------
                                                    (Dollars in thousands, except earnings per share)
Income Statement Data:
Net revenues
   TV ...............................   $ 23,044     $ 2,467       $1,893            --         --     $    100(7)
   DBS ..............................      2,509          --           --       $ 3,686         --           --
   Cable ............................     11,055          --           --            --     $6,184           --
   Other ............................        120          --           --            --         --           --
                                        ---------   ---------    ------------   ---------   -------   -----------
     Total net revenues  ............     36,728       2,467        1,893         3,686      6,184          100
                                        ---------   ---------    ------------   ---------   -------   -----------
Location operating expenses
   TV ...............................     15,490       2,147        1,449            --         --         (121)(8)
                                                                                                            (67)(9)
   DBS ..............................      2,018          --           --         4,044         --         (388)(10)
   Cable ............................      5,966          --           --            --      3,512         (332)(11)
   Other ............................         33          --           --            --         --           --
Incentive compensation  .............        602          --           --            --         --           --
Corporate expenses  .................      1,460          --           --           145         --         (145)(12)
Depreciation and amortization  ......      9,729         172           58           575        558        4,153 (13)
                                        ---------   ---------    ------------   ---------   -------   -----------
Income (loss) from operations  ......      1,430         148          386        (1,078)     2,114       (3,000)
Interest expense  ...................    (11,037)     (1,423)        (123)         (666)      (852)      (1,515)(14)
Interest income  ....................        521          --           --            --         --         (211)(15)
Other income (expense), net  ........        (22)       (522)         (85)           --         --          512 (16)
Provision (benefit) for income taxes        (123)         --           73            --        273         (346)(17)
                                        ---------   ---------    ------------   ---------   -------   -----------
Income (loss) before extraordinary
   items ............................   $  (8,985)   $ (1,797)     $  105       $ (1,744)   $  989     $ (3,868)
                                        =========   =========    ============   =========   =======   ===========
Income (loss) per share:
 Loss before extraordinary items  ...
 Weighted average shares
    outstanding .....................

Other Data:
Location Cash Flow (21)  ............   $ 13,221     $   320       $  444       $  (358)    $2,672     $  1,008
EBITDA (21)  ........................     11,159         320          444          (503)     2,672        1,153
Capital expenditures  ...............      3,832          50           14            29        267         --


                     (RESTUBBED TABLE CONTINUED FROM ABOVE)


                                                            Pending Transactions
                                                 -----------------------------------------
                                                                                      NH
                                                       OH DBS                       Cable                   The Public      Pro
                                        Sub-Total Acquisition(5)   Adjustments     Sale(6)        Total      Offering      Forma
                                        --------- --------------   ------------   -----------   ---------   ----------   ---------

Income Statement Data:
Net revenues
   TV ...............................   $ 27,504           --        $    --            --     $  27,504         --      $ 27,504
   DBS ..............................      6,195        1,473             --            --         7,668         --         7,668
   Cable ............................     17,239           --             --       $(1,568)       15,671         --        15,671
   Other ............................        120           --             --            --           120         --           120
                                        ---------   ------------    -----------   -----------   ---------   ----------    -------
     Total net revenues  ............     51,058        1,473             --        (1,568)       50,963         --        50,963
                                        ---------   ------------    -----------   -----------   ---------   ----------   --------
Location operating expenses
   TV ...............................
                                          18,898           --             --            --        18,898         --        18.898
   DBS ..............................      5,674        1,329             --            --         7,003         --         7,003
   Cable ............................      9,146           --             --          (831)        8,315         --         8,315
   Other ............................         33           --             --            --            33         --            33
Incentive compensation  .............        602           --             --           (14)          588         --           588
Corporate expenses  .................      1,460           --             --            --         1,460         --         1,460
Depreciation and amortization  ......     15,245          185          1,015(13)      (776)       15,669        129(18)    15,798
                                        ---------   ------------    -----------   -----------   ---------   ----------   --------
Income (loss) from operations  ......         --          (41)        (1,015)           53        (1,003)      (129)       (1,132)
Interest expense  ...................    (15,616)          --         (1,065)(14)       --       (16,681)     2,919(19)   (13,762)
Interest income  ....................        310           --             --            --           310         --           310
Other income (expense), net  ........       (117)          --             --            --          (117)        --          (117)
Provision (benefit) for income taxes        (123)          --             --            --          (123)        --          (123)
                                        ---------   ------------    -----------   -----------   ---------   ----------  ---------
Income (loss) before extraordinary
   items ............................   $(15,300)      $  (41)       $(2,080)      $    53      $(17,368)   $2,790(20)   $(14,578)
                                        =========   ============    ===========   ===========   =========   ==========  =========
Income (loss) per share:
 Loss before extraordinary items  ...                                                             $(2.85)                $  (1.58)
                                                                                                =========               =========
 Weighted average shares
    outstanding .....................                                                          6,084,509                9,245,129
                                                                                               =========                =========
Other Data:
Location Cash Flow (21)  ............   $ 17,307       $  144             --       $  (737)      $16,714          --     $ 16,714
EBITDA (21)  ........................     15,245          144             --          (723)       14,666          --       14,666
Capital expenditures  ...............      4,192           --             --          (245)        3,947          --        3,947

------
(1)  Financial results of Portland Broadcasting, Inc.
(2)  Financial results of WTLH, Inc.
(3)  Financial results of the DBS Operations of Harron Communications Corp.
(4)  Financial results of Dom's Tele Cable, Inc.
(5)  Financial results of the DBS Operations of the Chillicothe Telephone
     Company.
(6)  Financial results of the New Hampshire Operations of Pegasus Cable
     Television.
(7) To reduce the commissions paid by WPXT and WTLH to their national advertising sales representative to conform to the Company's contract.
(8) To eliminate payroll expense related to staff reductions implemented upon the consummation of the Portland Acquisition.
(9) To eliminate rent expenses incurred by WTLH, Inc. for the tower site acquired and office property to be acquired by the Company in connection with the Tallahassee Acquisition.
(10) To eliminate rent and other overhead expenses incurred by the prior owner that will not be incurred by the Company for certain office properties in connection with the Michigan/Texas DBS Acquisition.
(11) To eliminate expense reductions, such as redundant staff, rent, professional fees and utilities to be implemented in connection with the Cable Acquisition and interconnection of its Puerto Rico Cable systems.
(12) To eliminate corporate expenses charged by prior owners.
(13) To record additional depreciation and amortization resulting from the purchase accounting treatment of the acquisitions outlined above. Such amounts are based on a preliminary allocation of the total consideration. The actual depreciation and amortization may change based upon the final allocation of the total consideration to be paid to the tangible and intangible assets acquired.
(14) To record the increase in net interest expense associated with the borrowings incurred in connection with the acquisitions described above.
(15) To eliminate interest income earned on funds escrowed and used for acquisitions.
(16) To eliminate certain nonrecurring expenses, primarily comprised of legal and professional expenses incurred by the prior owners of the businesses in connection with the acquisitions.
(17) To eliminate net tax benefit in connection with the acquisitions.
(18) To eliminate amortization of deferred costs related to the Old Credit Facility and record amortization of costs incurred in connection with the New Credit Facility.

(19) To remove interest expense on the debts to be retired with the proceeds of the Public Offering.

(20) Upon repayment of the Old Credit Facility, the Company incurred an extraordinary expense in connection with the write-down of deferred financing costs of approximately $214,000, which is not included in these pro forma statements. Upon consummation of the New Hampshire Cable Sale, the Company will recognize a one time gain of approximately $4.3 million, which is not included in these pro forma statements.
(21) Location Cash Flow is defined as net revenues less location operating expenses. Location operating expenses consist of programming, barter programming, general and administrative, technical and operations, marketing and selling expenses. EBITDA is defined as income (loss) before (i) extraordinary items, (ii) provision (benefit) for income taxes, (iii) other (income) expense, (iv) interest (income) expense, and
     (v) depreciation and amortization expenses. The difference between Location Cash Flow and EBITDA is that EBITDA includes incentive compensation and corporate expenses. Although Location Cash Flow and EBITDA are not measures of performance under generally accepted accounting principles, the Company believes that Location Cash Flow and EBITDA are accepted within the Company's business segments as generally recognized measures of performance and are used by analysts who report publicly on the performance of companies operating in such segments. Nevertheless, these measures should not be considered in isolation or as a substitute for income from operations, net income, net cash provided by operating activities or any other measure for determining the Company's operating performance or liquidity which is calculated in accordance with generally accepted accounting principles.

                  PRO FORMA CONDENSED COMBINED BALANCE SHEET

                             AS OF JUNE 30, 1996

                                                            Acquisitions
                                           -----------------------------------------------
                                                       Portland      MI/TX
                                Actual   Portland(1)    LMA(2)      DBS(3)        Cable
                               --------  -----------  ----------   ----------   ----------
                                                 (Dollars in thousands)
Assets:
   Cash and cash equivalents   $  3,199     $ (3,550)   $   --     $ (17,894)    $ (22,200)
   Restricted cash held in
     escrow  ...............      4,869          --         --           --            --
   Accounts receivable, net       6,825          --         --           --            --
   Inventories .............        460          --         --           --            --
   Prepaid expenses and
     other current assets  .      1,729          --         --           --            --
   Property and equipment,
     net  ..................     24,472          --         --           --         1,865
   Intangibles .............     60,757       4,100      1,000       29,824        21,708
   Other assets ............      1,936          --         --           --            --
                               ---------   ---------    --------   ----------   ----------
     Total assets ..........   $104,247     $   550     $1,000     $ 11,930      $  1,373
                               =========   =========    ========   ==========   ==========
Liabilities and Equity:
   Current liabilities .....   $  5,913     $  (600)    $   --     $     --      $  1,373
   Notes payable ...........         54          --         --           --            --
   Accrued interest ........      5,322          --         --           --            --
   Current portion of
     long-term debt  .......        364          --         --           --            --
   Current portion of
     program liabilities  ..      1,356          --         --           --            --
   Long-term debt ..........     94,445          --         --           --            --

   Long-term program
     liabilities  ..........      1,161          --         --           --            --
   Other long-term
     liabilities  ..........        115          --         --           --            --
                               ---------   ---------    --------   ----------   ----------
     Total liabilities .....    108,730        (600)        --           --         1,373
   Class A Common Stock(8) .          2           1          1            8            --
   Class B Common Stock ....         --          --         --           --            --
   Additional paid-in
     capital  ..............      7,881       1,149        999       11,922            --


   Retained earnings
     (deficit)  ............       (474)         --         --           --            --
   Partners deficit ........    (11,892)         --         --           --            --
                               ---------   ---------    --------   ----------   ----------
     Total equity ..........     (4,483)      1,150      1,000       11,930            --
                               ---------   ---------    --------   ----------   ----------
     Total liabilities and
       equity  .............   $104,247     $   550     $1,000     $ 11,930      $  1,373
                               =========   =========    ========   ==========   ==========

                     (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                           Pending Transactions
                                                       ---------------------------
                                 New                                      NH
                                Credit                    OH DBS         Cable                   The Public
                               Facility   Sub-Total   Acquisition(5)    Sale(6)        Total    Offering(7)   Pro Forma
                               --------   ----------  --------------   -----------   ---------  -----------    ---------

Assets:
   Cash and cash equivalents   $21,645     $(18,800)     $(12,000)      $ 7,122      $(23,678)    $32,266      $  8,588
   Restricted cash held in
     escrow  ...............        --        4,869            --            --         4,869          --         4,869
   Accounts receivable, net         --        6,825            --            --         6,825          --         6,825
   Inventories .............        --          460            --            --           460          --           460
   Prepaid expenses and
     other current assets  .        --        1,729            --            --         1,729          --         1,729
   Property and equipment,
     net  ..................        --       26,337            --        (1,888)       24,449          --        24,449
   Intangibles .............       941      118,330        12,000          (960)      129,370          --       129,370
   Other assets ............        --        1,936            --            --         1,936          --         1,936
                               --------   ----------    ------------   -----------   ---------   ----------    ---------
     Total assets ..........   $22,586     $141,686      $     --       $ 4,274      $145,960     $32,266      $178,226
                               ========   ==========    ============   ===========   =========   ==========    =========
Liabilities and Equity:
   Current liabilities .....   $    --     $  6,686      $     --       $    --      $  6,686     $    --      $  6,686
   Notes payable ...........        --           54            --            --            54          --            54
   Accrued interest ........        --        5,322            --            --         5,322          --         5,322
   Current portion of
     long-term debt  .......        --          364            --            --           364          --           364
   Current portion of
     program liabilities  ..        --        1,356            --            --         1,356          --         1,356
   Long-term debt ..........    22,800      117,245            --            --       117,245      (3,000)      114,245

   Long-term program
     liabilities  ..........        --        1,161            --            --         1,161          --         1,161
   Other long-term
     liabilities  ..........        --          115            --            --           115          --           115
                               --------   ----------    ------------   -----------   ---------   ----------    ---------
     Total liabilities .....    22,800      132,303            --            --       132,303      (3,000)      129,303
   Class A Common Stock(8) .        --           12            --            --            12          35            47
   Class B Common Stock ....        --           --            --            --            --          46            46
   Additional paid-in
     capital  ..............        --       21,951            --            --        21,951      38,004            --
                                                                                                   (1,400)
                                                                                                   (1,419)       57,136
   Retained earnings
     (deficit)  ............      (214)        (688)           --         4,274         3,586          --         3,586
   Partners deficit ........        --      (11,892)           --            --       (11,892)         --       (11,892)
                               --------   ----------    ------------   -----------   ---------   ----------    ---------
     Total equity ..........      (214)       9,383            --         4,274        13,657      35,266        48,923
                               --------   ----------    ------------   -----------   ---------   ----------    ---------
     Total liabilities and
       equity  .............   $22,586     $141,686      $     --       $ 4,274      $145,960     $32,266      $178,226
                               ========   ==========    ============   ===========   =========   ==========    =========

------
(1) To record the acquisition of WPXT's license and Fox Affiliation Agreement, the noncompetition agreement with the prior owner of WPXT and satisfaction of amounts due to the prior owner of WPXT for accrued compensation for aggregate consideration of $4.7 million. The aggregate consideration consists of $3.6 million in cash, $1.0 million of Class B Common Stock (valued at the price to the public in the Public Offering) and $150,000 of Class A Common Stock (valued at the price to the public in the Public Offering). Of the total consideration, $4.1 million is allocated to intangible assets consisting of broadcast licenses, network affiliation agreements and noncompetition agreements and $600,000 is applied as a reduction of current liabilities.

(2) To record the acquisition of the Portland LMA for $1.0 million of Class A Common Stock (valued at the price to the public in the Public Offering), all of which is allocated to LMAs.

(3) To record the Michigan/Texas DBS Acquisition for total consideration of approximately $29.8 million consisting of $17.9 million in cash and $11.9 million in Class A Common Stock (valued at the price to the public in the Public Offering), all of which is allocated to DBS rights.

(4) To record the Cable Acquisition for total consideration of approximately $26.4 million consisting of $25.0 million in cash and $1.4 million in assumed liabilities. Of the total consideration, approximately $4.7 million is allocated to property and equipment and approximately $21.7 million is allocated to franchise agreements.

(5) To record the Ohio DBS Acquisition for $12.0 million in cash, all of which is allocated to DBS rights.

(6) To record the New Hampshire Cable Sale for $7.1 million, net of commission.

(7) To record the net proceeds from the issuance of Class A Common Stock and the intended uses of such proceeds. As of September 30, 1996, $31.6 million had been drawn under the New Credit Facility in connection with the retirement of the Old Credit Facility and the consummation of the Cable Acquisition.

     Source of proceeds:
               Gross proceeds from the Public Offering               $42,000
                                                                   ==========
          Uses of proceeds:
               Michigan/Texas DBS Acquisition  .....                 $17,894
               Cash pending Ohio DBS Acquisition  ..                  12,000
               Repay indebtedness under the New Credit
                  Facility .........................                   3,000
               Pay transaction costs related to the
                  Public Offering ..................                   3,915
               Payment on account of Portland
                  Acquisition ......................                   1,850
               Management Agreement Acquisition  ...                   1,419
               Towers Purchase  ....................                   1,400
               General corporate purposes  .........                     522
                                                                   ----------
                    Total uses of proceeds from the
                       Public Offering .............                 $42,000
                                                                   ==========
(8) Pegasus is a newly-formed subsidiary of the Parent and, prior to the consummation of the Public Offering, had no material assets or operating history. Prior to the consummation of the Public Offering, the Parent's principal subsidiary was PM&C, which conducted through subsidiaries the Company's operations as described herein. Simultaneously with, and as a condition of, the closing of the Public Offering, the Parent contributed to Pegasus all of its stock in PM&C, which consists of 161,500 PM&C Class A Shares in exchange for 3,380,435 shares of Class B Common Stock.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

COMPANY HISTORY

   The Company is a diversified media and communications company operating in three business segments: TV, DBS and Cable. The day-to-day operations of WDBD, WDSI and the Mayaguez Cable system were managed by the Company prior to their acquisition by the Company. WOLF was managed by Guyon Turner from its sign-on in 1985 until its acquisition by the Company. Each of the following acquisitions was accounted for using the purchase method of accounting. The following table presents information regarding completed acquisitions, the pending acquisition and the pending sale.

                                                      Acquisitions
-------------------------------------------------------------------------------------------------------------------------
                                                            Adjusted
              Property                  Date Acquired   Consideration(1)                Form of Consideration
 -----------------------------------   ---------------  ---------------    -----------------------------------------------
                                                  (Dollars in millions)
Completed acquisitions:
New England Cable systems  .........  June 1991(2)          $16.1(3)      $6.0 cash and $10.1 of assumed liabilities, net
Mayaguez, Puerto Rico Cable system .  March 1993(4)         $12.3(5)      $12.3 of assumed liabilities, net
WOLF/WILF/WWLF, WDSI and WDBD  .....  May 1993(6)           $24.2(7)      $24.2 of assumed liabilities, net
New England DIRECTV rights  ........  June 1993(8)          $ 5.0         $5.0 cash
WPXT  ..............................  January 1996(9)       $15.8         $14.2 cash, $0.4 assumed liabilities, $0.2 of
                                                                           Class A Common Stock and $1.0 of Class B Common
                                                                           Stock(10)
WTLH  ..............................  March 1996            $ 8.1         $5.0 cash, $3.1 deferred obligation and the
                                                                           WTLH Warrants
Portland LMA  ......................  May 1996              $ 1.0         $1.0 of Class A Common Stock(10)
Cable Acquisition  .................  August 1996           $26.4         $25.0 cash and $1.4 of assumed liabilities, net
Michigan/Texas DBS Acquisition  ....  October 1996          $29.8         $17.9 cash and $11.9 of Class A Common
                                                                           Stock(10)
Pending acquisition:
Ohio DBS Acquisition  ..............        (11)            $12.0         $12.0 cash
Pending sale:
New Hampshire Cable Sale  ..........        (12)            $ 7.1         $7.1 cash

------
(1) Adjusted consideration equals total consideration reduced by the amount of current assets obtained in connection with the acquisition and discounts realized by the Company and its affiliates on liabilities assumed in connection with certain of the acquisitions. See footnotes
     (3), (5) and (7).

(2) The Connecticut and North Brookfield, Massachusetts Cable systems were acquired by the Company in August 1991 and July 1992, respectively.

(3) An affiliate of the Company acquired for $6.0 million certain credit facilities having a face amount of $8.5 million which were assumed by the Company in connection with these acquisitions and later satisfied in full by the Company. Proceeds realized by the affiliate were subsequently used to fund the purchase of New England DIRECTV rights which the affiliate contributed to the Company.

(4) This Cable system's day-to-day operations have been managed by the Company's executives since May 1, 1991.

(5) In July 1995, the Company realized a $12.6 million pre-tax gain upon the extinguishment of certain credit facilities that were assumed by the Company in connection with this acquisition.

(6) These television stations' day-to-day operations have been managed by the Company's executives since October 1991.

(7) An affiliate of the Company acquired for $18.5 million certain credit facilities which were assumed by the Company in connection with these acquisitions. Immediately subsequent to this transaction, the Company's indebtedness under these credit facilities of approximately $23.5 million was discharged for approximately $18.5 million of cash and $5.0 million of stock issued to the affiliate.

(8) The Company's rights purchases were initiated in June 1993 and completed in February 1995. The Company commenced DBS operations in October 1994.

(9) The Company acquired WPXT's FCC license and Fox Affiliation Agreement concurrently with the consummation of the Public Offering.

(10) The number of shares of Common Stock issued in connection with these acquisitions were based on the price of the Class A Common Stock to the public of $14.00 per share in the Public Offering.

(11) The Company anticipates that the Ohio DBS Acquisition will occur no later than November 15, 1996; however, there can be no assurance that the Ohio DBS Acquisition will be completed on the terms described herein or at all. See "Risk Factors -- Risks Attendant to Acquisition Strategy."

(12) The Company anticipates that the New Hampshire Cable Sale will occur in the first quarter of 1997; however, there can be no assurance that the New Hampshire Cable Sale will be completed on the terms described herein or at all.

REORGANIZATION

   The Company's Combined Financial Statements include the accounts of PM&C, PM&C's subsidiaries, Towers and the Management Company. Concurrently with the consummation of the Public Offering, the Parent contributed all of the PM&C Class A Shares to Pegasus for 3,380,435 shares of Class B Common Stock. Upon consummation of the Public Offering the Company acquired the assets of Towers for $1.4 million in cash. The Company also acquired the Management Agreement together with certain net assets, including approximately $1.4 million of accrued management fees, for $19.6 million of Class B Common Stock (valued at the price to the public in the Public Offering) and approximately $1.4 million in cash.

   Although the Company anticipates that all of the holders of the PM&C Class B Shares will accept the Registered Exchange Offer, the possibility remains that some of the PM&C Class B Shares will not be exchanged and that PM&C will not be a wholly owned subsidiary of Pegasus. In such event, the Company's Combined Financial Statements would include appropriate disclosure of such minority interests. See "Risk Factors -- Potential Effect on Company of Minority Ownership of PM&C Capital Stock."

RESULTS OF OPERATIONS

   TV revenues are derived from the sale of broadcast air time to local and national advertisers. DBS revenues are derived from monthly customer subscriptions, pay-per-view services, DSS equipment rentals, leases and installation charges. Cable revenues are derived from monthly subscriptions, pay-per-view services, subscriber equipment rentals, home shopping commissions, advertising time sales and installation charges.

   The Company's location operating expenses consist of (i) programming expenses, (ii) marketing and selling costs, including advertising and promotion expenses, local sales commissions, and ratings and research expenditures, (iii) technical and operations costs, and (iv) general and administrative expenses. TV programming expenses include the amortization of long-term program rights purchases, music license costs and "barter" programming expenses which represent the value of broadcast air time provided to television program suppliers in lieu of cash. DBS programming expenses consist of amounts paid to program suppliers and also include DSS authorization charges and satellite control fees, each of which is paid on a per subscriber basis, and DIRECTV royalties which are equal to 5% of program service revenues. Cable programming expenses consist of amounts paid to program suppliers on a per subscriber basis.

                      SUMMARY COMBINED OPERATING RESULTS

                                                                                       Six Months
                                                  Year Ended December 31,            Ended June 30,
                                            ----------------------------------   ---------------------
                                               1993        1994         1995       1995        1996
                                             ---------   ---------    ---------   --------   ---------
                                                              (Dollars in thousands)
Net revenues:
     TV  .................................    $10,307     $17,808     $19,973     $ 8,861     $11,932
     DBS  ................................         --         174       1,469         528       1,568
     Cable:
        Puerto Rico Cable ................      3,187       3,842       4,007       2,005       2,044
        New England Cable ................      5,947       6,306       6,599       3,172       3,582
                                            ---------   ---------    ---------   --------   ---------
         Total Cable net revenues ........      9,134      10,148      10,606       5,177       5,626
                                            ---------   ---------    ---------   --------   ---------
     Other  ..............................         46          61         100          36          56
                                            ---------   ---------    ---------   --------   ---------
          Total  .........................     19,487      28,191      32,148      14,602      19,182
                                            =========   =========    =========   ========   =========
Location operating expenses:
     TV  .................................      7,564      12,380      13,933       6,714       8,271
     DBS  ................................         --         210       1,379         622       1,261
     Cable:
        Puerto Rico Cable ................      1,654       2,319       2,450       1,244       1,857
        New England Cable ................      3,001       3,226       3,341       1,668       1,230
                                            ---------   ---------    ---------   --------   ---------
       Total Cable location operating
        expenses .........................      4,655       5,545       5,791       2,912       3,087
                                            ---------   ---------    ---------   --------   ---------
     Other  ..............................         16          18          38          14           9
                                            ---------   ---------    ---------   --------   ---------
          Total  .........................     12,235      18,153      21,141      10,262      12,628
                                            =========   =========    =========   ========   =========
Location Cash Flow(1):
     TV  .................................      2,744       5,428       6,040       2,147       3,661
     DBS  ................................         --         (36)         90         (94)        307
     Cable:
        Puerto Rico Cable ................      1,533       1,523       1,557         761         814
        New England Cable ................      2,945       3,080       3,258       1,504       1,725
                                            ---------   ---------    ---------   --------   ---------
       Total Cable Location Cash Flow  ...      4,478       4,603       4,815       2,265       2,539
                                            ---------   ---------    ---------   --------   ---------
     Other  ..............................         30          43          62          22          47
                                            ---------   ---------    ---------   --------   ---------
          Total  .........................    $ 7,252     $10,038     $11,007     $ 4,340     $ 6,554
                                            =========   =========    =========   ========   =========
Other data:
     Growth in net revenues  .............        266%         45%         14%         16%         31%
     Growth in Location Cash Flow  .......        175%         38%         10%          9%         51%

------
(1) Location Cash Flow is defined as net revenues less location operating expenses. Location operating expenses consist of programming, barter programming, general and administrative, technical and operations, marketing and selling expenses. Although Location Cash Flow is not a measure of performance under generally accepted accounting principles, the Company believes that Location Cash Flow is accepted within the Company's business segments as a generally recognized measure of performance and is used by analysts who report publicly on the performance of companies operating in such segments. Nevertheless, this measure should not be considered in isolation or as a substitute for income from operations, net income, net cash provided by operating activities or any other measure for determining the Company's operating performance or liquidity which is calculated in accordance with generally accepted accounting principles.

 SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995

   The Company's net revenues increased by approximately $4,580,000 or 31% for the six months ended June 30, 1996 as compared to the same period in 1995 as a result of (i) a $3,071,000 or 35% increase in TV revenues of which $717,000 or 23% was due to ratings growth which the Company was able to convert into higher revenues and $2,354,000 or 77% was due to acquisitions made in the first quarter of 1996, (ii) a $1,040,000 or 197% increase in revenues as a result of an increase in the number of DBS subscribers, (iii) a $39,000 or 2% increase in Puerto Rico Cable revenues due primarily to a rate increase in April, (iv) a $410,000 or 13% increase in New England Cable revenues due primarily to rate increases and new combined service packages, and (v) a $20,000 increase in Tower rental income.

   The Company's total location operating expenses increased by approximately $2,366,000 or 23% for the six months ended June 30, 1996 as compared to the same period in 1995 as a result of (i) a $1,557,000 or

23% increase in TV operating expenses as the net result of a $20,000 or 1% decrease in same station direct operating expenses and a $1,577,000 increase attributable to stations acquired in the first quarter of 1996, (ii) a $639,000 or 103% increase in operating expenses generated by the Company's DBS operations due to an increase in programming costs of $456,000, royalty costs of $45,000, and other DIRECTV costs such as security, authorization fees and telemetry and tracking charges totaling $138,000, (iii) a $14,000 or 1% decrease in Puerto Rico Cable operating expenses due primarily to reduced contractor and converter repair work that was brought "in house," (iv) a $189,000 or 11% increase in New England Cable operating expenses due primarily to increases in programming costs associated with the new combined service packages, and (v) a $5,000 decrease in administrative expenses.

   As a result of these factors, Location Cash Flow increased by $2,214,000 or 51% for the six months ended June 30, 1996 as compared to the same period in 1995 as a result of (i) a $1,514,000 or 71% increase in TV Location Cash Flow of which $736,000 or 49% was due to an increase in same station Location Cash Flow and $778,000 or 51% was due to an increase attributable to stations acquired in the first quarter 1996, (ii) a $401,000 increase in DBS Location Cash Flow, (iii) a $53,000 or 7% increase in Puerto Rico Cable Location Cash Flow, (iv) a $221,000 or 15% increase in New England Cable Location Cash Flow, and a $25,000 increase in Tower Location Cash Flow. The Company expects to continue to report increases in Location Cash Flow in the second half of 1996 but does not expect that such increases will continue at the same rate as was experienced in the first six months of 1996. Although Location Cash Flow is not a measure of performance under generally accepted accounting principles, the Company believes that Location Cash Flow is accepted within the Company's business segments as a generally recognized measure of performance and is used by analysts who report publicly on the performance of companies operating in such segments. Nevertheless, this measure should not be considered in isolation or as a substitute for income from operations, net income, net cash provided by operating activities or any other measure for determining the Company's operating performance or liquidity which is calculated in accordance with generally accepted accounting principles.

   As a result of these factors, incentive compensation, which is calculated based on increases in Location Cash Flow, increased by approximately $74,000 or 21% for the six months ended June 30, 1996 as compared to the same period in 1995.

   Corporate expenses increased by $96,000 or 16% for the six months ended June 30, 1996 as compared to the same period in 1995 primarily due to the initiation of public reporting requirements for PM&C.

   Depreciation and amortization expense increased by approximately $978,000 or 25% for the six months ended June 30, 1996 as compared to the same period in 1995 as the Company increased its fixed and intangible assets as a result of two completed acquisitions during the first quarter of 1996.

   As a result of these factors, income from operations increased by approximately $1.1 million for the six months ended June 30, 1996 as compared to the same period in 1995.

   Interest expense increased by approximately $2.2 million or 66% for the six months ended June 30, 1996 as compared to the same period in 1995 as a result of a combination of the Company's issuance of the Notes on July 7, 1995 and an increase in debt associated with the Company's 1996 acquisitions. A portion of the proceeds from the issuance of the Notes was used to retire floating rate debt on which the effective interest rate was lower than the 12.5% interest rate under the Notes.

   The Company's net loss increased by $827,000 for the six months ended June 30, 1996 as compared to the same period in 1995 and was the net result of a increase in income from operations of approximately $1.1 million, an increase in interest expense of $2.2 million, an increase in interest income of $151,000, a decrease in the provision for income taxes of $143,000 and a decrease in other expenses of approximately $23,000.

 YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

   The Company's net revenues increased by approximately $4.0 million or 14% in 1995 as compared to 1994 as a result of (i) a $2.2 million or 12% increase in TV revenues due to ratings growth and improved economic conditions, within the Company's markets, which the Company was able to convert into higher revenues, (ii) a $1.3 million increase in revenues from DBS operations which commenced in the fourth quarter of 1994, (iii) a $165,000 or 4% increase in Puerto Rico Cable revenues due primarily to a rate increase implemented in March 1995, (iv) a $293,000 or 5% increase in New England Cable revenues due to an increase in the number of subscribers and rate increases in the third quarter of 1995, and (v) a $39,000 increase in Tower rental income.

   The Company's location operating expenses increased by approximately $3.0 million or 16% in 1995 as compared to 1994 as a result of (i) a $1.6 million or 13% increase in TV operating expenses primarily due to increases in programming, sales and promotion expenses, (ii) a $1.2 million increase in DBS operating expenses primarily due to increases in programming costs which are payable based on revenues and the number of subscribers, (iii) a $131,000 or 6% increase in Puerto Rico Cable operating expenses due primarily to an increase in programming costs for existing channels, as well as increases in the number of Spanish language channels offered by the system, (iv) a $115,000 or 4% increase in New England Cable operating expenses due primarily to increases in programming costs, and (v) a $20,000 increase in Tower administrative expenses.

   As a result of these factors, Location Cash Flow increased by approximately $969,000 or 10% in 1995 as compared to 1994 as a result of (i) a $612,000 or 11% increase in TV Location Cash Flow, (ii) a $126,000 or 350% increase in DBS Location Cash Flow, (iii) a $34,000 or 2% increase in Puerto Rico Cable Location Cash Flow, (iv) a $178,000 or 6% increase in New England Cable Location Cash Flow, and (v) a $19,000 increase in Tower Location Cash Flow.

   As a result of the increase in Location Cash Flow, incentive compensation increased by approximately $96,000 or 22% in 1995 as compared to 1994.

   Corporate expenses decreased by approximately $142,000 or 9% in 1995 as compared to 1994 primarily as a result of the transfer of certain functions from corporate office staff to operating company staff.

   Depreciation and amortization expense increased by approximately $1.8 million or 26% in 1995 as compared to 1994 primarily as a result of the amortization of the Company's DBS rights and deferred financing costs.

   As a result of these factors, income from operations decreased by approximately $796,000 in 1995 as compared to 1994.

   Interest expense increased by approximately $2.8 million or 48% in 1995 as compared to 1994 as a result of the Company's issuance of the Notes on July 7, 1995. A portion of the proceeds from issuance of the Notes was used to retire floating rate debt on which the effective interest rate was lower than the 12.5% interest rate under the Notes.

   The Company's net income increased by approximately $7.7 million in 1995 as compared to 1994 as a net result of a decrease in income from operations of approximately $796,000, an increase in interest expense of $2.8 million, an increase in interest income of $370,000, a decrease in income taxes of $110,000, a decrease in other expenses of approximately $21,000 and an increase in extraordinary items of $10.8 million for the reasons described in "-- Liquidity and Capital Resources."

 YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

   The Company's results for 1994 and 1993 are not directly comparable. The 1994 results include a full year of operations for all the Company's business segments. The 1993 results include TV operations from May 1, 1993, Puerto Rico Cable results from March 1, 1993 and full year results for New England Cable.

   The Company's net revenues increased by approximately $8.7 million or 45% in 1994 as compared to 1993 as a result of (i) a $7.5 million increase or 73% increase in TV revenues, of which $4.0 million or 53% was due to aquisitions made in May 1993 and $3.5 million or 47% was due to ratings growth that the Company was able to convert into higher revenues, (ii) a $174,000 of DBS revenues generated in 1994, the Company's first year of DBS operations, (iii) a $655,000 or 21% increase in Puerto Rico Cable revenues, (iv) a $360,000 or 6% increase in New England Cable revenues, and (v) a $15,000 increase in Tower rental income.

   The Company's location operating expenses increased by approximately $5.9 million or 48% in 1994 as compared to 1993 as a result of (i) a $4.8 million or 64% increase in TV operating expenses, of which $3.4 million or 71% was due to operating the three TV stations for a full year and the remaining $1.4 million or 29% was due to the replacement of free programming such as infomercials with syndicated programming and sales expense increases of 73% which are a direct function of the increase in revenues, (ii) $210,000 of DBS operating expenses incurred in 1994, the Company's first year of DBS operations, (iii) a $665,000 or 40% increase in Puerto Rico Cable operating expenses primarily from operating the system for a full year, but also due to programming cost increases which were not passed on to subscribers due to rate freezes imposed by the 1992 Cable Act (as defined), (iv) a $225,000 or 8% increase in New England Cable operating expenses, as a result of subscriber growth and programming cost increases which were not passed on to subscribers due to rate freezes imposed by the 1992 Cable Act, and (v) a $2,000 increase in tower administrative expenses.

   As a result of these factors, Location Cash Flow increased by $2.8 million or 38% in 1994 as compared to 1993 as a result of (i) a $2.7 million or 98% increase in TV Location Cash Flow, (ii) a negative DBS Location Cash Flow of $36,000 in the Company's first year of DBS operations, (iii) a $10,000 or 1% decrease in Puerto Rico Cable Location Cash Flow, (iv) a $135,000 or 5% increase in New England Cable Location Cash Flow, and (v) a $13,000 increase in Tower Location Cash Flow.

   As a result of the increase in Location Cash Flow, incentive compensation increased by approximately $240,000 or 125% for year ended December 31, 1994 as compared to the same period in 1993.

   Corporate expenses increased by approximately $241,000 or 19% in 1994 as compared to 1993 due primarily to corporate staff additions related to the Company's 1993 acquisitions.

   Depreciation and amortization increased by $962,000 or 16% in 1994 as compared to 1993 due primarily to the acquisitions described above.

   As a result of these factors, income from operations increased by approximately $1.3 million in 1994 as compared to 1993.

   Interest expense increased by approximately $1.6 million or 36% in 1994 as compared to 1993 primarily as a result of increases in interest charges on the Company's floating rate debt and the inclusion of a full year of interest expense in 1994 on the indebtedness assumed by the Company in connection with the acquisitions of the three television stations and the Mayaguez Cable system.

   Other expenses decreased by approximately $155,000 in 1994 as compared to 1993 as a result of a tax settlement made during 1993 with the Puerto Rico Treasury Department in connection with withholding taxes on program payments made by the Puerto Rico Cable system from 1987 through 1993 which was recorded in other expenses in 1993.

   Income taxes increased by approximately $140,000 in 1994 as compared to 1993 due principally to deferred income taxes recorded in connection with the conversion of certain of the Company's subsidiaries from partnership to corporate form during 1994.

   As a result of certain refinancing transactions that occurred during 1994, the Company recorded an extraordinary loss of approximately $633,000 representing the write-off of the balance of deferred finance costs related to the refinanced indebtedness.

   As a result of these factors, the Company's net loss increased by approximately $845,000 in 1994 as compared to 1993.

LIQUIDITY AND CAPITAL RESOURCES

   The Company's primary sources of liquidity have been the net cash provided by its TV and Cable operations and credit available under its credit facilities. Additionally, the Company had $4.9 million in a restricted cash account that was used to pay interest on the Company's Notes in July 1996. The Company's principal uses of its cash have been to fund acquisitions, to meet its debt service obligations, to fund investments in its TV and Cable technical facilities and to fund investments in Cable and DBS customer premises equipment that is rented or leased to subscribers.

   During the six months ended June 30, 1996, net cash utilized by operations was approximately $2.0 million, which together with $12.0 million of cash on hand and $8.8 million of net cash provided by the Company's credit facility and $5.0 million of restricted cash was used to fund investing activities of $20.6 million. Investment activities consisted of (i) the acquisitions of the principal tangible assets of television station WPXT and the Tallahassee Acquisition for approximately $17.1 million, (ii) the purchase of an office facility for the Company's Connecticut Cable operations for $135,000, (iii) the purchase of DSS units used as rental and lease units for $562,000 and
(iv) maintenance and other capital expenditures and intangibles totaling approximately $2.8 million. As of June 30, 1996, the Company's cash on hand (excluding restricted cash) approximated $3.2 million.

   During 1995, net cash provided by operations was approximately $4.8 million, which together with $1.4 million of cash on hand and $11.1 million of net cash provided by the Company's financing activities, was used to fund a $12.5 million distribution to the Parent and to fund investment activities totalling $5.2 million. Investment activities consisted of (i) the final payment of the deferred purchase price for the Company's New England DBS rights of approximately $1.9 million, (ii) the purchase of a new WDSI studio and office facility for $520,000, (iii) the purchase of a LIBOR cap for $300,000, (iv) the purchase of DSS units used as rental and lease units for $157,000, and (v) maintenance and other capital expenditures totalling approximately $2.3 million.

   During 1994, net cash provided by operations amounted to $2.8 million, which together with cash on hand and borrowings of $35.0 million was used to fund capital expenditures of $1.3 million, to pay a portion of the deferred purchase price of the DBS rights for $943,000, to repay debt totalling $34.0 million and to fund debt issuance costs of $1.6 million.

   During 1993, net cash provided by operations amounted to $1.7 million, which together with cash received in acquisitions of $804,000 and borrowings of $15.1 million, was used to fund maintenance and other capital expenditures of $885,000, to repay debt totalling $15.2 million and to fund debt issuance costs of $843,000.

   The Company completed the $85.0 million Notes offering on July 7, 1995. The Notes were issued pursuant to an Indenture between PM&C and First Union National Bank, as trustee. The Indenture restricts PM&C's ability to engage in certain types of transactions including debt incurrence, payment of dividends, investments in unrestricted subsidiaries and affiliate transactions. The Notes were sold at a $4.0 million discount. The proceeds from the Notes offering, together with cash on hand, were used to (i) repay approximately $38.6 million in loans and other obligations, (ii) repurchase $25.6 million of notes for approximately $13.0 million, which resulted in a $10.2 million extraordinary gain net of expenses, (iii) make a $12.5 million distribution to the Parent, (iv) escrow $9.7 million for the purpose of paying interest on the Notes, (v) pay $3.3 million in fees and expenses, and
(vi) fund $8.8 million of the cash portion of the purchase price of the Portland Acquisition.

   During July 1995, the Company entered into the Old Credit Facility in the amount of $10.0 million from which $6.0 million was drawn in connection with the Portland and Tallahassee Acquisitions in the first quarter of 1996 and $2.8 million was drawn to fund deposits in connection with the Cable Acquisition. The Old Credit Facility was retired in August 1996 from borrowings under the New Credit Facility.


   The New Credit Facility is a seven-year, senior collateralized revolving credit facility for $50.0 million. The amount of the New Credit Facility will reduce quarterly beginning March 31, 1998. As of September 30, 1996, $31.6 million had been drawn under the New Credit Facility in connection with the retirement of the Old Credit Facility and the consummation of the Cable Acquisition. The New Credit Facility is intended to be used for general corporate purposes and to fund possible future acquisitions. Borrowings under the New Credit Facility are subject to among other things, PM&C's ratio of total funded debt to adjusted operating cash flow. Currently, no additional funds may be drawn under the New Credit Facility. Upon repayment of $3.0 million of the New Credit Facility from the proceeds of the Public Offering, the Company was able to draw down an additional $3.0 million from the credit facility, subject to certain exceptions. The Company's ability to draw under the New Credit Facility increases as its Location Cash Flow increases. See "Description of Indebtedness -- New Credit Facility."

   The Company used part of the net proceeds of the Public Offering to repay $3.0 million of debt under the New Credit Facility (but not to reduce the commitment level thereunder) and to fund the cash portion of the Michigan/Texas DBS Acquisition. The Company believes that following the completion of the pending acquisition it will have adequate resources to meet its working capital, maintenance capital expenditure and debt service obligations. The Company believes that the net proceeds of the Public Offering together with available borrowings under the New Credit Facility will give the Company the ability to fund acquisitions and other capital requirements in the future. However, there can be no assurance that the future cash flows of the Company will be sufficient to meet all of the Company's obligations and commitments. See "Risk Factors -- Substantial Indebtedness and Leverage."


   The Company closely monitors conditions in the capital markets to identify opportunities for the effective and prudent use of financial leverage. In financing its future expansion and acquisition requirements, the Company would expect to avail itself of such opportunities and thereby increase its indebtedness which could result in increased debt service requirements. The Company is currently contemplating issuing additional securities (which may include convertible or nonconvertible debt securities or preferred stock, common stock, warrants to purchase stock, or a combination thereof) to refinance existing debt, to fund expansion and future acquisitions and/or to fund general corporate purposes. There can be no assurance that such financing can be completed on terms satisfactory to the Company or at all.


CAPITAL EXPENDITURES


   The Company expects to incur capital expenditures in the aggregate of $14.7 million in 1996 and 1997 in comparison to $2.6 million in 1995. With the exception of recurring renewal and refurbishment expenditures of approximately $1.6 million per year, these capital expenditures are discretionary and nonrecurring in nature. The Company believes that substantial opportunities exist for it to increase Location Cash Flow through implementation of several significant capital improvement projects. In addition to recurring renewal and refurbishment expenditures, the Company's capital expenditure plans for 1996 and 1997 currently include (i) TV expenditures of approximately $6.1 million for broadcast television transmitter, tower and facility constructions and upgrades, (ii) DBS expenditures of approximately $4.1 million for DSS equipment purchases for lease and rental to the Company's DIRECTV subscribers and certain subscriber acquisition costs, and (iii) Cable expenditures of approximately $1.3 million for the interconnection of the Puerto Rico Cable systems and fiber upgrades in Puerto Rico and New England. Beyond 1997, the Company expects its ongoing capital expenditures to consist primarily of renewal and refurbishment expenditures totalling approximately $1.6 million annually. There can be no assurance that the Company's capital expenditure plans will not change in the future.


OTHER

   As a holding company, Pegasus' ability to pay dividends is dependent upon the receipt of dividends from its direct and indirect subsidiaries. Under the terms of the Indenture, PM&C is prohibited from paying dividends prior to July 1, 1998. The payment of dividends subsequent to July 1, 1998 will be subject to the satisfaction of certain financial conditions set forth in the Indenture, and will also be subject to lender consent under the terms of the New Credit Facility.

   PM&C's ability to incur additional indebtedness is limited under the terms of the Indenture and the New Credit Facility. These limitations take the form of certain leverage ratios and are dependent upon certain measures of operating profitability. Under the terms of the New Credit Facility, capital expenditures and business acquisitions that do not meet certain criteria will require lender consent.

   The Company's revenues vary throughout the year. As is typical in the broadcast television industry, the Company's first quarter generally produces the lowest revenues for the year, and the fourth quarter generally produces the highest revenues for the year. The Company's operating results in any period may be affected by the incurrence of advertising and promotion expenses that do not necessarily produce commensurate revenues in the short-term until the impact of such advertising and promotion is realized in future periods.

   The Company believes that inflation has not been a material factor affecting the Company's business. In general, the Company's revenues and expenses are impacted to the same extent by inflation. Substantially all of the Company's indebtedness bear interest at a fixed rate.

   The Company has reviewed the provisions of Statements of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and believes that future implementation of the above standards will not have a material impact on the Company.

                                   BUSINESS

GENERAL

   The Company is a diversified media and communications company operating in three business segments: TV, DBS and Cable. The Company has grown through the acquisition and operation of media and communications properties characterized by clearly identifiable "franchises" and significant operating leverage, which enables increases in revenues to be converted into disproportionately greater increases in Location Cash Flow.

OPERATING AND ACQUISITION STRATEGY

   The Company's operating strategy is to generate consistent revenue growth and to convert this revenue growth into disproportionately greater increases in Location Cash Flow. The Company seeks to achieve revenue growth (i) in TV by attracting a dominant share of the viewing of underserved demographic groups it believes to be attractive to advertisers and by developing aggressive sales forces capable of "overselling" its stations' share of those audiences, (ii) in DBS by identifying market segments in which DIRECTV programming will have strong appeal, developing marketing and promotion campaigns to increase consumer awareness of and demand for DIRECTV programming within those market segments and building distribution networks consisting of consumer electronics and satellite equipment dealers, programming sales agents and the Company's own direct sales force, and (iii) in Cable by increasing the number of its subscribers and revenue per subscriber through improvements in signal reception, the quality and quantity of its programming, line extensions and rate increases. The Company seeks to convert increases in revenues into disproportionately greater increases in Location Cash Flow through the use of the incentive plans, which reward employees in proportion to annual increases in Location Cash Flow, coupled with rigorous budgeting and strict cost controls.

   The Company's acquisition strategy is to identify media and communications businesses in which significant increases in Location Cash Flow may be realized and where the ratio of required investment to potential Location Cash Flow is low. After giving effect to the Transactions, the Company would have had pro forma net revenues and EBITDA of $51.0 million and $14.7 million, respectively, for the twelve months ended June 30, 1996. The Company's net revenues and EBITDA have increased at a compound annual growth rate of 98% and 84%, respectively, from 1991 to 1995.

TV

BUSINESS STRATEGY

   The Company's operating strategy in TV is focused on (i) developing strong local sales forces and sales management to maximize the value of its stations' inventory of advertising spots, (ii) improving the stations' programming, promotion and technical facilities in order to maximize their ratings in a cost-effective manner and (iii) maintaining strict control over operating costs while motivating employees through the use of incentive plans, which rewards Company employees in proportion to annual increases in Location Cash Flow.

   The Company seeks to maximize demand for each station's advertising inventory and thereby increase its revenue per spot. Each station's local sales force is incentivized to attract first-time television advertisers as well as provide a high level of service to existing advertisers. Sales management seeks to "oversell" the Company's share of the local audience. A television station oversells its audience share if its share of its market's television revenues exceeds its share of the viewing devoted to all stations in the market. Historically, the Company's stations have achieved oversell ratios ranging from 120% to 200%. The Company recruits and develops sales managers and salespeople who are aggressive, opportunistic and highly motivated.

   In addition, the Company seeks to make cost-effective improvements in its programming, promotion and transmitting and studio equipment in order to enable its stations to increase audience ratings in its targeted demographic segments. In purchasing programming, the Company seeks to avoid competitive program purchases and to take advantage of group purchasing efficiencies resulting from the Company's ownership of multiple stations. The Company also seeks to counter-program its local competitors in order to target specific audience segments which it believes are underserved.

   The Company utilizes its own market research together with national audience research from its national advertising sales representative and program sources to select programming that is consistent with the demographic appeal of the Fox network, the tastes and lifestyles characteristic of the Company's markets and the counter-programming opportunities it has identified. Examples of programs purchased by the Company's stations include "Home Improvement," "Seinfeld," "The Simpsons," "Mad About You," and "Frazier" (off-network); "Star Trek: The Next Generation" and "Baywatch" (syndication); and "Jenny Jones," "Rosie O'Donnell," and various game shows (first run). In addition, the Company's stations purchase children's programs to complement the Fox Children's Network's Monday through Saturday programs. Each of the Company's stations is its market leader in children's viewing audiences, with popular syndicated programming such as Disney's "Aladdin" and "Gargoyles" complementing Fox programs such as the "Mighty Morphin Power Rangers" and "R.L. Stine's Goosebumps," currently the nation's highest-rated children's program on television.

   The Company's acquisition strategy in TV seeks to identify stations in markets of between 200,000 and 600,000 television households (DMAs 40 to 120) which have no more than four competitive commercial television stations licensed to them and which have a stable and diversified economic base. The Company has focused upon these markets because it believes that they have exhibited consistent and stable increases in local advertising and that television stations in them have fewer and less aggressive direct competitors. In these markets, the Company seeks television stations whose revenues and market revenue share can be substantially improved with limited increases in their fixed costs.

   The Company is actively seeking to acquire additional stations in new markets and to enter into LMAs with owners of stations or construction permits in markets where it currently owns and operates Fox affiliates. The Company has historically purchased Fox affiliates because (i) Fox affiliates generally have had lower ratings and revenue shares than stations affiliated with ABC, CBS and NBC and, therefore, greater opportunities for improved performance, and (ii) Fox affiliated stations retain a greater share of their inventory of advertising spots than do stations affiliated with ABC, CBS or NBC, thereby enabling these stations to retain a greater share of any increase in the value of their inventory. The Company is pursuing expansion in its existing markets through LMAs because second stations can be operated with limited additional fixed costs (resulting in high incremental operating margins) and can allow the Company to create more attractive packages for advertisers and program providers.

THE STATIONS

   The following table sets forth general information for each of the Company's stations.

                                                                           Number                       Ratings Rank
                     Acquisition     Station         Market                of TV                      ------------------   Oversell
  Station               Date      Affiliation        Area         DMA   Households(1)  Competitors(2) Prime(3)  Access(4)  Ratio(5)
 ---------         -------------- ------------  ---------------   ----- -------------  -------------- --------- ---------  --------
Existing Stations:
WWLF-56/WILF-53/
WOLF-38(6) ......  May 1993            Fox      Northeastern PA     49      553,000           3          3 (tie)     1       166%
WPXT-51  ........  January 1996        Fox      Portland, ME        79      344,000           3          2           4       122%
WDSI-61  ........  May 1993            Fox      Chattanooga, TN     82      320,000           4          4           3       125%
WDBD-40  ........  May 1993            Fox      Jackson, MS         91      287,000           3          2 (tie)     2       114%
WTLH-49  ........  March 1996          Fox      Tallahassee, FL    116      210,000           3          2           2       100%

Additional Stations:
WOLF-38(6)  .....  May 1993            UPN      Northeastern PA     49      553,000           3        N/A          N/A       N/A
WWLA-35(7)  .....  May 1996            UPN      Portland, ME        79      344,000           3        N/A          N/A       N/A

------
(1)  Represents total homes in a DMA for each TV station as estimated by BIA.

(2) Commercial stations not owned by the Company which are licensed to and operating in the DMA.

(3) "Prime" represents local station rank in the 18 to 49 age category during "prime time" based on Nielsen estimates for May 1996.

(4) "Access" indicates local station rank in the 18 to 49 age category during "prime time access" (6:00 p.m. to 8:00 p.m.) based on Nielsen estimates for May 1996.

(5) The oversell ratio is the station's share of the television market net revenue divided by its in-market commercial audience share. The oversell ratio is calculated using 1995 BIA market data and 1995 Nielsen audience share data.

(6) WOLF, WILF and WWLF are currently simulcast. Pending receipt of certain FCC approvals, the Company intends to separately program WOLF as an affiliate of UPN.

(7) The Company anticipates programming WWLA pursuant to an LMA as an affiliate of UPN.

  NORTHEASTERN PENNSYLVANIA

   Northeastern Pennsylvania is the 49th largest DMA in the United States comprising 17 counties in Pennsylvania with a total of 553,000 television households and a population of 1,465,000. In the past, the economy was primarily based on steel and coal mining, but in recent years has diversified to emphasize manufacturing, health services and tourism. The area is within a two-hour drive of both New York City and Philadelphia. In 1995, annual retail sales in this market totaled approximately $11.4 billion and total television advertising revenues in the Northeastern Pennsylvania DMA increased 3.5% from approximately $42.5 million to approximately $44.0 million. Northeastern Pennsylvania is one of only two DMAs in the country in which all TV stations licensed to it are UHF. In addition to WOLF, WWLF and WILF, which are licensed to Scranton, Hazelton and Williamsport, respectively, there are three commercial stations and one educational station operating in the Northeastern Pennsylvania DMA. The Northeastern Pennsylvania DMA also has an allocation for an additional channel, which is not operational.

                                              Northeastern Pennsylvania DMA Statistics
                                         --------------------------------------------------
                                          1992      1993       1994      1995      1996(1)
                                         -------   -------    -------   -------   ---------
Market Revenues (dollars in millions) .  $ 35.0    $ 37.1     $ 42.5    $ 44.0      --
Market Growth  .......................       --       6.0%      14.6%      3.5%     --
Station Revenue Growth  ..............       --      10.0%      18.4%     11.9%     --
Prime Rank (18-49)  ..................        4         4          4         4       3(tie)
Access Rank (18-49)  .................        4         4          4         3       1
Oversell Ratio  ......................      196%      176%       166%      166%     --

 ------
 (1) Prime and access ratings ranks based on Nielson estimates for May 1996.


   The Company acquired WOLF and WWLF in May 1993 from a partnership of which Guyon W. Turner was the managing general partner, and also acquired WILF at the same time from a partnership unaffiliated with Mr. Turner. Mr. Turner is a Vice President of Pegasus and Vice President of the subsidiary that operates the Company's TV stations. He has been employed by the Company since it acquired WOLF and WWLF. Historically, WOLF, WWLF and WILF have been commonly programmed with WWLF and WILF operated as satellites of WOLF. However, the Company believes that it can achieve over the air coverage of the Northeastern Pennsylvania DMA comparable to that currently provided by WOLF, WWLF and WILF together by moving WWLF to a tower site occupied by the other stations in the market and by increasing the authorized power of WILF. The Company has filed an application with the FCC, which if granted, will enable the Company to accomplish this objective. This application is currently pending. A competing station has filed a letter with the FCC objecting to this application. If this application is granted by the FCC, the Company intends to relocate WWLF's transmitter and tower, to increase the power of WILF and to separately program WOLF as an affiliate of UPN. The continued ownership of WOLF by the Company following relocation of the WWLF tower may depend on changes in the FCC's ownership rules. See "-- Licenses, LMAs, DBS Agreements and Cable Franchises."


  PORTLAND, MAINE

   Portland is the 79th largest DMA in the United States, comprising 12 counties in Maine and New Hampshire with a total of 344,000 television households and a population of 902,000. Portland's economy is based on financial services, lumber, tourism, and its status as a transportation and distribution gateway for central and northern Maine. In 1995, annual retail sales in the Portland market totaled approximately $8.9 billion and the total television revenues in this market increased 4.0% from approximately $40.0 million to approximately $41.6 million. In addition to WPXT, there are three VHF and three UHF stations operating in the Portland DMA, including one VHF and two UHF educational stations.


                                                   Portland, Maine DMA Statistics
                                          ------------------------------------------------
                                           1992      1993       1994      1995     1996(1)
                                          -------   -------    -------   -------   -------
Market Revenues (dollars in millions) .   $ 32.3    $ 34.3     $ 40.0    $ 41.6      --
Market Growth  ........................       --       6.2%      16.6%      4.0%     --
Station Revenue Growth  ...............       --       9.1%      18.0%      2.0%     --
Prime Rank (18-49)  ...................        4         4          4         2       2
Access Rank (18-49)  ..................        4         4          4         3       4
Oversell Ratio  .......................      140%      144%       139%      122%     --

------
(1) Prime and access ratings ranks based on Nielson estimates for May 1996.

   In the Portland Acquisition, the Company acquired television station WPXT, the Fox-affiliated television station serving the Portland DMA. Pursuant to the Portland LMA, the Company acquired an LMA with the holder of a construction permit for WWLA, a new TV station licensed to operate UHF channel 35 in the Portland market. Under the Portland LMA, the Company will lease facilities and provide programming to WWLA, retain all revenues generated from advertising, and make payments of $52,000 per year to the FCC license holder in addition to reimbursement of certain expenses. Construction of WWLA is expected to be completed in 1997. WWLA's offices, studio and transmission facilities will be co-located with WPXT. In April 1996, an application was filed with the FCC to significantly increase WWLA's authorized power in order to expand its potential audience coverage. That application is currently pending before the FCC.

  CHATTANOOGA, TENNESSEE

   Chattanooga is the 82nd largest DMA in the United States, comprising 18 counties in Tennessee, Georgia, North Carolina and Alabama with a total of 320,000 television households and a population of 842,000. Chattanooga's economy is based on insurance and financial services in addition to manufacturing and tourism. In 1995, annual retail sales in the Chattanooga market totaled approximately $7.1 billion and total television revenues in this market increased 2.4% from approximately $37.6 million to approximately $38.5 million. In addition to WDSI, there are three VHF and four UHF stations operating in the Chattanooga DMA, including one religious and two educational stations. The Company acquired WDSI in May 1993. From October 1991 through April 1993, the station was managed by the Company. See "Management and Certain Transactions."

                                               Chattanooga, Tennessee DMA Statisitics
                                          ------------------------------------------------
                                           1992      1993       1994      1995     1996(1)
                                          -------   -------    -------   -------   -------
Market Revenues (dollars in millions) .   $ 29.8    $ 31.0     $ 37.6    $ 38.5      --
Market Growth  ........................       --       4.0%      21.3%      2.4%     --
Station Revenue Growth  ...............       --       7.7%      38.6%      9.1%     --
Prime Rank (18-49)  ...................        4         4          4         4       4
Access Rank (18-49)  ..................        3         4          4         4       3
Oversell Ratio  .......................      132%      119%       129%      125%     --

------
(1) Prime and access ratings ranks based on Nielson estimates for May 1996.

  JACKSON, MISSISSIPPI

   Jackson is the 91st largest DMA in the United States, comprising 24 counties in central Mississippi with a total of 287,000 television households and a population of 819,000. Jackson is the capital of Mississippi and its economy reflects the state and local government presence as well as agriculture and service industries. Because of its central location, it is also a major transportation and distribution center. In 1995, annual retail sales in the greater Jackson market totaled approximately $6.1 billion and total television revenues in the market increased 10.8% from approximately $32.5 million to approximately $36.0 million. In addition to WDBD, there are two VHF and two UHF television stations operating in the Jackson DMA, including one educational station. The Jackson DMA also has an allocation for an additional television channel which is not operational. The Company acquired WDBD in May 1993. From October 1991 through April 1993, the station was managed by the Company. See "Management and Certain Transactions."

                                                 Jackson, Mississippi DMA Statistics
                                          --------------------------------------------------
                                           1992      1993       1994      1995      1996(1)
                                          -------   -------    -------   -------   ---------
Market Revenues (dollars in millions) .   $ 26.3    $ 28.4     $ 32.5    $ 36.0      --
Market Growth  ........................       --       8.0%      14.4%     10.8%     --
Station Revenue Growth  ...............       --      21.8%      17.2%     15.9%     --
Prime Rank (18-49)  ...................        3         3          3         3       2(tie)
Access Rank (18-49)  ..................        4         4          3         3       2
Oversell Ratio  .......................      132%      119%       125%      114%     --

------
(1) Prime and access ratings ranks based on Nielson estimates for May 1996.

  TALLAHASSEE, FLORIDA

   The Tallahassee DMA is the 116th largest in the United States comprising 18 counties in northern Florida and southern Georgia with a total of 210,000 television households and a population of 578,000. Tallahassee is the state capital of Florida and its major industries include state and local government as well as firms providing commercial service to North Florida's cattle, lumber, tobacco and farming industries. In 1995, annual retail sales in this market totaled $4.4 billion and total television advertising revenues increased 5.3% from approximately $18.9 million in 1994 to approximately $19.9 million. In addition to WTLH, there are two VHF and two UHF television stations operating in the Tallahassee DMA, including one educational station. An additional station licensed to Valdosta, Georgia broadcasts from a transmission facility located in the Albany, Georgia DMA. The Tallahassee DMA has allocations for three TV stations that are not operational.

                                                         Tallahassee, Florida DMA Statistics
                                              ----------------------------------------------------------
                                                1992        1993         1994        1995       1996(1)
                                              ---------   ---------    ---------   ---------   ---------
Market Revenues (dollars in millions)  ....    $ 16.6      $ 17.2       $ 18.9      $ 19.9        --
Market Growth  ............................        --         3.6%         9.9%        5.3%       --
Station Revenue Growth  ...................        --         2.4%        31.7%        8.5%       --
Prime Rank (18-49)  .......................         4           3            3           2         2
Access Rank (18-49)  ......................         3           3            2           3         2
Oversell Ratio  ...........................       118%        100%         117%        100%       --

------
(1) Prime and access ratings ranks based on Nielson estimates for May 1996.


   In March 1996, the Company acquired the principal tangible assets of WTLH and entered into an LMA to operate WTLH. In August 1996, the Company acquired WTLH's FCC license and its Fox Affiliation Agreement. The FCC recently granted an application which will enable the Company to move WTLH's tower and transmitter facilities to a site approximately ten miles closer to Tallahassee and to increase its tower height and power. The Company anticipates relocating WTLH's transmitter and tower in 1997 to increase its audience coverage in the Tallahassee market. The Company also acquired the license for translator station W53HI, Valdosta, Georgia, in August 1996. This station rebroadcasts WTLH on Channel 53. An application is pending with the FCC for consent to assignment of the license for the translator station W13BO, Valdosta, Georgia, to the Company. This station rebroadcasts WTLH on Channel 13.


DBS

DIRECTV

   DIRECTV is a multichannel DBS programming service initially introduced to United States television households in 1994. DIRECTV currently offers in excess of 175 channels of near laser disc quality video and CD quality audio programming and transmits via three high-power Ku band satellites, each containing 16 transponders. As of August 20, 1996, there were over 1.8 million DIRECTV subscribers. DIRECTV expects to have over 2.6 million subscribers by the end of 1996 and approximately ten million subscribers by the year 2000.

   The equipment required for reception of DIRECTV services (a DSS unit) includes an 18-inch satellite antenna, a digital receiver approximately the size of a standard VCR and a remote control, all of which are used with standard television sets. Each DSS receiver includes a "smart card" which is uniquely addressed to it. The smart card, which can be removed from the receiver, prevents unauthorized reception of DIRECTV services and retains billing information on pay-per-view usage, which information is sent at regular intervals from the DSS receiver telephonically to DIRECTV's authorization and billing system. DSS units also enable subscribers to receive United States Satellite Broadcasting Company, Inc. ("USSB") programming. USSB is a DBS service whose programming consists of 25 channels of video programming transmitted via five transponders it owns on DIRECTV's first satellite. USSB primarily offers Time Warner and Viacom satellite programming services, such as multiple channels of HBO and Showtime, which are not available through DIRECTV but which are generally complementary to DIRECTV programming.

   A license to manufacture DSS units was initially awarded by Hughes to Thomson Consumer Electronics, Inc., the manufacturer of RCA-branded products ("RCA/Thomson"). This license provided RCA/Thomson with an exclusivity period, which ended in April 1995, covering the first one million DSS units. RCA/Thomson's DSS units retail for as low as $399. Hughes awarded a second license to Sony which provided Sony joint exclusivity with RCA/Thomson until December 1995. Hughes has awarded additional licenses to Hughes Network Systems, Toshiba Consumer Electronics, Samsung Electronics America, Inc., Sanyo Fisher Corporation, Daewoo Electronics Corporation of America, Uniden Corporation and Philips Electronics, N.V., whose production and distribution have commenced or are expected to commence in 1996. At the end of 1995, more than 20,000 retailers were selling DSS equipment and DIRECTV programming packages.

   In January 1996, DIRECTV entered into a strategic relationship with AT&T that is designed to accelerate DIRECTV's market penetration. The agreement calls for AT&T to invest $137.5 million for a 2.5% equity interest in DIRECTV with rights to purchase up to 30% of DIRECTV based on subscriber acquisition performance. The agreement gives AT&T an exclusive right to market, except in NRTC territories, DIRECTV services to all residential customers. In May 1996, AT&T began to offer DIRECTV programming and DSS receiving equipment to its 90 million customers utilizing its Universal Card to provide financing and its True Rewards(R) frequent buyers program. Additionally, DIRECTV has recently announced a joint venture with Microsoft to offer interactive programming and data services to be introduced in early 1997.

THE COMPANY'S DBS OPERATIONS


   The Company owns, through agreements with the NRTC, the exclusive right to provide DIRECTV services in certain rural areas of Connecticut, Massachusetts, New Hampshire, New York, Michigan and Texas. Upon consummation of the Ohio DBS Acquisition, it will also acquire exclusive rights to provide DIRECTV services in certain rural areas of Ohio. The Company is the largest independent provider of DIRECTV services not affiliated with Hughes. The Company's New England DBS service area encompasses all of its New England Cable systems except for its systems in central Massachusetts. Its Michigan DBS service area covers nine counties in the Flint, Saginaw and thumb regions of Michigan, its Texas DBS service area covers seven counties approximately 45 miles south of the Dallas/Fort Worth metroplex and its Ohio DBS service area covers 11 counties in southern Ohio.



                                     Homes                                                                       Average
                                      Not        Homes                                                            Monthly
                        Total       Passed       Passed                                Penetration                Revenue
DIRECTV               Homes in        by           by           Total        --------------------------------       Per
Territory             Territory     Cable(1)    Cable(2)    Subscribers(3)    Total     Uncabled     Cabled     Subscriber(4)
 -----------------    -----------   ---------   ---------   --------------    -------   ----------   --------   -------------
Owned:
Western New
 England  ........      288,273      41,465     246,808         5,208          1.8%       10.5%        0.3%
New Hampshire  ...      167,531      42,075     125,456         3,273          2.0%        6.6%        0.4%
Martha's Vineyard
  and Nantucket ..       20,154       1,007      19,147           635          3.2%       51.7%        0.6%
                     -----------   ---------    ---------   --------------   -------   ----------    --------
Michigan  ........      241,713      61,774     179,939         5,213          2.2%        6.6%        0.6%
Texas  ...........      149,530      54,504      95,026         4,449          3.0%        6.2%        1.1%
 Total  ..........      867,201     200,825     666,376        18,778          2.2%        7.5%        0.6%        $40.36
                     -----------   ---------    ---------   --------------   -------   ----------    --------   -------------
To Be Acquired:
Ohio  ............      167,558      32,180     135,378         4,355          2.6%       10.1%        0.8%        $39.27
                     -----------   ---------    ---------   --------------   -------   ----------    --------   -------------
  Total  .........    1,034,759     233,005     801,754        23,133          2.2%        7.9%        0.6%        $40.18
                     ===========   =========    =========   ==============   =======   ==========    ========   =============


------
(1) Based on NRTC estimates of primary residences derived from 1990 U.S. census data and after giving effect to a 1% annual housing growth rate and seasonal residence data obtained from county offices. Does not include business locations. Includes approximately 22,200 seasonal residences.

(2) Based on NRTC estimates of primary residences derived from 1990 U.S. census data and after giving effect to a 1% annual housing growth rate and seasonal residence data obtained from county offices. Does not include business locations. Includes approximately 80,300 seasonal residences.

(3) As of August 1996.

(4) Based upon July 1996 revenues and average July 1996 subscribers.

  BUSINESS STRATEGY

   As the exclusive provider of DIRECTV services in its purchased territories, the Company provides a full range of services, including installation, authorization and financing of equipment for new customers as well as billing, collections and customer service support for existing subscribers. The Company's operating strategy in DBS is to (i) establish strong relationships with retailers, (ii) build its own direct sales and distribution channels, (iii) develop local and regional marketing and promotion to supplement DIRECTV's national advertising, and (iv) offer aggressively priced equipment rental, lease and purchase options.


   The Company anticipates continued significant growth in subscribers and operating profitability in DBS through increased penetration of DIRECTV territories it currently owns and will acquire pursuant to the Ohio DBS Acquisition. The Company's DBS operations achieved positive Location Cash Flow in 1995, its first full year of operations. The Company's DIRECTV subscribers currently generate revenues of approximately $40 per month at an average gross margin of 34%. The Company's remaining expenses consist of marketing costs incurred to build its growing base of subscribers and overhead costs which are predominantly fixed. As a result, the Company believes that future increases in its DBS revenues will result in disproportionately greater increases in Location Cash Flow. For the first six months of 1996, the Company has been adding DIRECTV subscribers at approximately twice the rate of the same period in 1995.

   The Company also believes that there is an opportunity for additional growth through the acquisition of DIRECTV territories held by other NRTC members. NRTC members are the only independent providers of DIRECTV services. In excess of 250 NRTC members have collectively purchased DIRECTV territories consisting of approximately 7.7 million television households in predominantly rural areas of the United States, which are among the most likely to subscribe to DBS services. These territories comprise 8% of United States television households, but represent approximately 25% of DIRECTV's existing subscriber base. As the largest, and only publicly held, independent provider of DIRECTV services, the Company believes that it is well positioned to achieve economies of scale through the acquisition of DIRECTV territories held by other NRTC members.

  DIRECTV PROGRAMMING

   DIRECTV programming includes (i) cable networks, broadcast networks and audio services available for purchase in tiers for a monthly subscription,
(ii) premium services available a la carte or in tiers for a monthly subscription, (iii) sports programming (including regional sports networks and seasonal college and major professional league sports packages) available for a yearly, seasonal or monthly subscription and (iv) movies and events available for purchase on a pay-per-view basis. Satellite and premium services available a la carte or for a monthly subscription are priced comparably to cable. Pay-per-view movies are generally $2.99 per movie. Movies recently released for pay-per-view are available for viewing on multiple channels at staggered starting times so that a viewer generally would not have to wait more than 30 minutes to view a particular pay-per-view movie. The following is a summary of some of the more popular programming packages currently available from the Company's DIRECTV operations:

   Plus DIRECTV: Package of 45 channels (including 29 CD audio channels) which retails for $14.95 per month and includes a $2.50 coupon for purchase of pay-per-view movies or events. Plus DIRECTV consists of channels not typically offered on most cable systems and is intended to be sold to existing cable subscribers to augment their cable satellite and basic services.

   Economy or Select Choice: Two packages of 19 to 33 channels which retail for between $16.95 and $19.95 per month and include a $2.50 coupon for purchase of pay-per-view movies or events. The Economy service is available only in DIRECTV territories held by NRTC members. Economy and Select Choice are often offered in conjunction with DSS rental or leasing options to create a total monthly payment comparable to the price of cable.

   Total Choice: Package of 74 channels (including 29 CD audio channels, two Disney channels, Encore Multiplex and an in-market regional sports network) which retails for $29.95 per month and includes a $2.50 coupon for purchase of pay-per-view movies or events. This is DIRECTV's flagship package.

   DIRECTV Limited: Package comprising Bloomberg Information Television and the DIRECTV Preview Channel which retails for $4.95 per month and includes a $2.50 coupon for purchase of pay-per-view movies or events. This is intended for subscribers who are principally interested in DIRECTV's pay-per-view movies, sports and events.

   Playboy: Adult service available monthly for $9.95 or 12 hours for $4.99.

   Encore Multiplex: Seven theme movie services (Love Stories, Westerns, Mystery, Action, True Stories, WAM! and Encore) for $5.95 per month (free with Total Choice).

   Networks: ABC (East and West), NBC (East and West), CBS (East and West), Fox and PBS available individually for $0.99 per month or together for $4.95 per month. (Available only to subscribers unable to receive networks over-the-air and who have not subscribed to cable in the last 90 days.)

   Sports Choice: Package of 24 channels (including 19 regional networks) and five general sports networks (the Golf channel, NewSport, Speedvision, Classic Sports Network and Outdoor Life) for $12.00 per month on a stand alone basis.

   NBA League Pass: Out-of-market NBA games for $149.00 per season.

   NHL Center Ice: Out-of-market NHL games for $119.00 per season.

   NFL Sunday Ticket: All out-of-market NFL Sunday games for $159.00 per season.

   MLB Extra Innings: Up to 1,000 out-of-market major league baseball games for $139.00 per season.

   DIRECT Ticket: Movies available for pay-per-view from all major Hollywood studios at $2.99 and special events at a range of $14.99 to $30.00.

   STARZ! Package: Package of 3 channels which include STARZ! (East and West) and the Independent Film Channel for $5.00 per month.

  DISTRIBUTION, MARKETING AND PROMOTION

   In general, subscriptions to DIRECTV programming are offered through commissioned sales representatives who are also authorized by the manufacturers to sell DSS units. DIRECTV programming is offered (i) directly through national retailers (e.g. Sears, Circuit City and Best Buy) selected by DIRECTV,

(ii) through consumer electronics dealers authorized by DIRECTV to sell DIRECTV programming, (iii) through satellite dealers and consumer electronics dealers authorized by five regional sales management agents ("SMAs") selected by DIRECTV, (iv) through members of the NRTC who, like the Company, have agreements with the NRTC to provide DIRECTV services, and (v) by AT&T, which has the exclusive right to market, except in NRTC territories, DIRECTV services to all residential customers. All programming packages currently must be authorized by the Company in its service areas. See "Business -- Licenses, LMAs, DBS Agreements, and Cable Franchises."

   The Company markets DIRECTV programming services and DSS units in its distribution area in three separate but overlapping ways. In residential market segments in which authorized DSS dealers exist, the Company seeks to develop close, cooperative relationships with these dealers in which the Company provides marketing, subscriber authorization, installation and customer service support, but where the purchase, inventory and sale of the DSS unit is handled by the dealers. In these circumstances, the dealer earns a profit on the sale of the DSS unit and a commission payable by the Company from the sale of DIRECTV programming, while the Company may receive a profit from a subscriber's initial installation and receives the programming service revenues payable by the subscriber. Many DSS dealers are also authorized to offer the Company's lease program.

   In addition, the Company has developed a network of its own sales agents ("Programming Sales Agents") from among local satellite dealers, utilities, cable installation companies, retailers and other contract sales people or organizations. Programming Sales Agents earn commissions on the lease or sale of DSS units, as well as on the sale of DIRECTV programming.

   In residential market segments in which a significant number of potential subscribers wish to lease DSS units and in all commercial market segments, the Company utilizes its own telemarketing and direct sales agents to sell DIRECTV residential and commercial programming packages, to sell or lease DSS units and to provide subscriber installations. In these instances, the Company earns a profit from the sale, lease or rental of the DSS unit, from a subscriber's initial installation and from the programming service revenues payable by the subscriber.

   The Company offers a lease program in which subscribers may lease DSS units for $15 per month. The initial lease term is 36 months, at the end of which the subscriber has the option to continue to pay $15 a month for an additional 12 months to purchase the unit or continue on a month-to-month basis. Subscribers that lease equipment must also select a monthly programming package from DIRECTV throughout the term of the lease. Additional receivers can be leased for an additional $15 per month. Programming authorizations for additional outlets are $1.95 per month. There is a one-time charge of $199 for standard installations. The lease program is available only to subscribers that reside in the Company's service area.

   The Company seeks to identify and target market segments within its service area in which it believes DIRECTV programming services will have strong appeal. Depending upon their individual circumstances, potential subscribers may subscribe to DIRECTV services as a source of multichannel television where no other source currently exists, as a substitute for existing cable service due to its high price or poor quality or as a source of programming which is not available via cable but which is purchased as a supplement to existing cable service. The Company seeks to develop promotional campaigns, marketing methods and distribution channels designed specifically for each market segment.


   The Company's primary target market consists of residences which are not passed by cable or which are passed by older cable systems with fewer than 40 channels. The Company estimates that after giving effect to the Ohio DBS Acquisition, its exclusive DIRECTV territories will contain approximately 233,000 television households which are not passed by cable and approximately 488,000 television households which are passed by older cable systems with fewer than 40 channels. The Company actively markets DIRECTV services as a primary source of television programming to potential subscribers in this market segment since the Company believes that it will achieve its largest percentage penetration in this segment.


   The Company also targets potential subscribers who are likely to be attracted by specific DIRECTV programming services. This market segment includes (i) residences in which a high percentage of the viewing is devoted to movie rentals or sports, (ii) residences in which high fidelity audio or video systems have been installed and (iii) commercial locations (such as bars, restaurants, hotels and private offices) which currently subscribe to pay television or background music services. The Company estimates that after giving effect to the Ohio DBS Acquisition, its exclusive DIRECTV territories will contain approximately 83,000 commercial locations in its DBS territory.

   The Company also targets seasonal residences in which it believes that the capacity to start and discontinue DIRECTV programming seasonally or at the end of a rental term has significant appeal. These subscribers are easily accommodated on short notice without the requirement of a service call because DIRECTV programming is a fully "addressable" digital service. The Company estimates that after giving effect to the Ohio DBS Acquisition, its exclusive DIRECTV territories will contain in excess of 111,000 seasonal residences in this market segment.

   Additional target markets include apartment buildings, multiple dwelling units and private housing developments. RCA/Thomson has recently begun commercial sales of DSS units designed specifically for use in such locations.

   Finally, DIRECTV has announced its intention to utilize a portion of the additional capacity from its third satellite and improved compression to offer, in a joint venture with Microsoft, one or more data services to residences and businesses in 1997. When this occurs, the Company believes that additional market segments will develop for data services within its service areas.

   The Company benefits from national promotion expenditures incurred by DIRECTV, USSB and licensed manufacturers of DSS, such as RCA/Thomson and Sony, to increase consumer awareness and demand for DIRECTV programming and DSS units. The Company benefits as well from national, regional and local advertising placed by national retailers, satellite dealers and consumer electronics dealers authorized to sell DIRECTV programming and DSS units. The Company also undertakes advertising and promotion cooperatively with local dealers designed for specific market segments in its distribution area, which are placed through local newspapers, television, radio and yellow pages. The Company supplements its advertising and promotion campaigns with direct mail, telemarketing and door-to-door direct sales.

CABLE

BUSINESS STRATEGY

   The Company operates cable systems whose revenues and Location Cash Flow it believes can be increased with limited increases in fixed costs. In general, the Company's Cable systems (i) have the capacity to offer in excess of 50 channels of programming, (ii) are "addressable" and (iii) serve communities where off-air reception is poor. The Company's business strategy in cable is to achieve revenue growth by (i) adding new subscribers through improved signal quality, increases in the quality and the quantity of programming, housing growth and line extensions and (ii) increasing revenues per subscriber through new program offerings and rate increases. The Company emphasizes the development of strong engineering management and the delivery of a reliable, high-quality signal to subscribers. The Company adds new programming (including new cable services, premium services and pay-per-view movies and events) and invests in additional channel capacity, improved signal delivery and line extensions to the extent it believes that it can add subscribers at a low incremental fixed cost.

   The Company believes that significant opportunities for growth in revenues and Location Cash Flow exist in Puerto Rico from the delivery of traditional cable services. Cable penetration in Puerto Rico averages 34% (versus a United States average of 65% to 70%). The Company believes that this low penetration is due principally to the limited amount of Spanish language programming offered on Puerto Rico's cable systems. In contrast, Spanish language programming represents virtually all of the programming offered by television stations in Puerto Rico. The Company believes that cable penetration in its Puerto Rico Cable systems will increase over the next five years as it substitutes Spanish language programming for much of the English language cable programming currently offered. The Company may also selectively expand its presence in Puerto Rico.

THE CABLE SYSTEMS

   The following table sets forth general information for the Company's Cable systems.

                                                                                                     Average
                                                                                                     Monthly
                                     Homes in        Homes                            Basic          Revenue
                        Channel      Franchise       Passed          Basic           Service           per
Cable Systems           Capacity      Area(1)     by Cable(2)   Subscribers(3)    Penetration(4)    Subscriber
 -------------------   ----------   -----------    -----------   --------------   --------------   ------------
Owned:
New England  .......         (5)       29,400        28,600         20,100              70%           $33.08
Mayaguez  ..........       62          38,300        34,000         10,900              32%           $32.68
San German(6)  .....       50(7)       72,400        47,700         16,300              34%           $30.82
                                    -----------    -----------   --------------   --------------   ------------
 Total Puerto Rico                    110,700        81,700         27,200              34%           $31.57
                                    -----------    -----------   --------------   --------------   ------------
To Be Sold:
New Hampshire  .....         (8)        6,500         6,100          4,600              75%           $34.20
                                    -----------    -----------   --------------   --------------   ------------
  Total  ...........                  133,600       104,200         42,700              41%           $31.99
                                    ===========    ===========   ==============   ==============   ============

------
(1) Based on information obtained from municipal offices.

(2) A home is deemed to be "passed" by cable if it can be connected to the distribution system without any further extension of the cable distribution plant. These data are the Company's estimates as of July 31, 1996.

(3) A home with one or more television sets connected to a cable system is counted as one basic subscriber. Bulk accounts (such as motels or apartments) are included on a "subscriber equivalent" basis whereby the total monthly bill for the account is divided by the basic monthly charge for a single outlet in the area. This information is as of July 31, 1996.

(4) Basic subscribers as a percentage of homes passed by cable.


(5) The channel capacities of New England Cable systems are 36, 50 and 62 and represent 44%, 24% and 32% of the Company's New England Cable subscribers, respectively. After giving effect to certain system upgrades which are anticipated to be completed by November 1996, the 36, 50 and 62 channel systems would have represented 22%, 24% and 54% of the Company's total New England Cable subscribers, respectively.


(6) The San German Cable System was acquired upon consummation of the Cable Acquisition in August 1996.

(7) After giving effect to certain system upgrades which are anticipated to be completed during the first quarter of 1997, this system will be capable of delivering 62 channels.

(8) The channel capacities of the New Hampshire Cable systems are 36 and 50 and represent 16% and 84% of the Company's New Hampshire Cable subscribers, respectively.

  PUERTO RICO CABLE SYSTEMS

   Mayaguez. The Mayaguez Cable system serves the port city of Mayaguez, Puerto Rico's third largest municipality and the economic hub of the western coast of Puerto Rico. The economy is based largely on pharmaceuticals, canning, textiles and electronics. Key employers include Eli Lilly, Bristol Laboratories, Bumble Bee, Neptune, Allergan, Hewlett-Packard, Digital Equipment, Wrangler and Levi Strauss. At June 30, 1996, the system passed approximately 34,000 homes with 260 miles of plant and had 10,900 basic subscribers, representing a basic penetration rate of 32%. The system currently has a 62-channel capacity and offers 58 channels of programming. The system is fully addressable.

   San German. The San German Cable System serves a franchised area comprising ten communities and approximately 72,400 households. The system currently serves eight of these communities (two towns are unbuilt) with 480 miles of plant from two headends. At July 31, 1996, the system had 16,300 subscribers. The economy is based largely on tourism, light manufacturing, pharmaceuticals and electronics. Key employers include Baxter Laboratories, General Electric, OMJ Pharmaceuticals, White Westinghouse and Allergan Medical Optics. The system currently offers 45 channels of programming and has a 52 channel capacity. The system is fully addressable.

   Consolidation of Puerto Rico Systems. As a result of the Cable Acquisition, the Company serves contiguous franchise areas of approximately 111,000 households. The Company plans to increase the channel capacity of the San German Cable System to 62 channels and to consolidate the headends, offices, billing systems, channel lineup, and rates of the Mayaguez and San German Cable systems. The consolidated system will consist of one headend serving approximately 27,200 subscribers and passing approximately 82,000 homes with 740 miles of plant. The Company estimates that the consolidation will result in significant expense savings and will also enable it to increase revenues in the San German Cable System from the addition of pay-per-view movies, additional programming (including Spanish language channels) and improvements in picture quality. The Company also plans to expand the system to pass an additional 8,950 homes in the San German franchise.

  NEW ENGLAND CABLE SYSTEMS

   The Company's New England Cable systems consist of seven headends serving 19 towns in Connecticut, Massachusetts and New Hampshire. At July 31, 1996, these systems had approximately 20,100 basic subscribers. From 1990 to 1995, these systems experienced compound annual growth rates of 10% in the number of their subscribers and 37% in Location Cash Flow. This growth has been principally achieved as a result of line extensions and housing growth. New England Cable systems historically have had higher than national average basic penetration rates due to the region's higher household income levels and poor off air reception. The Company's systems offer addressable converters to all premium and pay-per-view customers, which allow the Company to activate these services without the requirement of a service call. The Massachusetts and New Hampshire systems were acquired in June 1991 (with the exception of the North Brookfield, Massachusetts Cable system, which was acquired in July 1992), and the Connecticut system was acquired in August 1991.

   In November 1996, the Company entered into a definitive agreement with respect to the sale of its New Hampshire Cable systems. The Company's New Hampshire Cable systems consist of two headends serving six towns. At July 31, 1996, these systems had approximately 4,600 basic subscribers.

COMPETITION

   The Company's TV stations compete for audience share, programming and advertising revenue with other television stations in their respective markets, and compete for advertising revenue with other advertising media, such as newspapers, radio, magazines, outdoor advertising, transit advertising, yellow page directories, direct mail and local cable systems. Competition for audience share is primarily based on program popularity, which has a direct effect on advertising rates. Advertising rates are based upon the size of the market in which the station operates, a program's popularity among the viewers that an advertiser wishes to attract, the number of advertisers competing for the available time, the demographic composition of the market served by the station, the availability of alternative advertising media in the market area, aggressive and knowledgeable sales forces and the development of projects, features and programs that tie advertiser messages to programming. The Company believes that its focus on a limited number of markets and the strength of its programming allows it to compete effectively for advertising within its markets.


   Cable operators face competition from television stations, private satellite master antenna television ("SMATV") systems that serve condominiums, apartment complexes and other private residential developments, wireless cable, direct-to-home ("DTH") and DBS systems. As a result of the passage of the 1996 Act, electric utilities and telephone companies will be allowed to compete directly with cable operators both inside and outside of their telephone service areas. In September 1996, an affiliate of Southern New England Telephone Company, which is the dominant provider of local telephone service in Connecticut, was granted a non-exclusive franchise to provide cable television service throughout Connecticut. Currently, there is only limited competition from SMATV, wireless cable, DTH and DBS systems in the Company's franchise areas. The only DTH and DBS systems with which the Company's cable systems currently compete are DIRECTV, USSB, EchoStar Communications Corp. ("EchoStar"), PrimeStar Partners ("PrimeStar") and AlphaStar Digital Television. The Company is the exclusive provider of DIRECTV services to areas encompassing over 60% of its cable subscribers in New England. However, the Company cannot predict whether additional competition will develop in its service areas in the future. Additionally, cable systems generally operate pursuant to franchises granted on a non-exclusive basis and, thus, more than one applicant could secure a cable franchise for an area at any time. It is possible that a franchising authority might grant a second franchise to another cable company containing terms and conditions more favorable than those afforded the Company. Although the potential for "overbuilds" exists, there are presently no overbuilds in any of the Company's franchise areas and, except as noted above with respect to its Connecticut franchise, the Company is not aware of any other company that is actively seeking franchises for areas currently served by the Company.


   Both the television and cable industries are continuously faced with technological change and innovation, the possible rise in popularity of competing entertainment and communications media, and governmental restrictions or actions of federal regulatory bodies, including the FCC, any of which could possibly have a material effect on the Company's operations and results.

   DIRECTV faces competition from cable (including in New England, the Company's Cable systems), wireless cable and other microwave systems and other DTH and DBS operators. Cable currently possesses certain advantages over DIRECTV in that cable is an established provider of programming, offers local programming and does not require that its subscribers purchase receiving equipment in order to begin receiving cable services. DIRECTV, however, offers significantly expanded service compared to most cable systems. Additionally, upgrading cable companies' coaxial systems to offer expanded digital video and audio programming similar to that offered by DIRECTV will be costly. While local programming is not currently available through DIRECTV directly, DIRECTV provides programming from affiliates of national broadcast networks to subscribers who are unable to receive networks over-the-air and who have not subscribed to cable. DIRECTV faces additional competition from wireless cable systems such as multichannel multipoint distribution systems ("MMDS") which use microwave frequencies to transmit video programming over the air from a tower to specially equipped homes within the line of sight of the tower. The Company is unable to predict whether wireless video services, such as MMDS, will continue to develop in the future or whether such competition will have a material impact on the operations of the Company.

   DIRECTV also faces competition from other providers and potential providers of DBS services. Of the eight orbital locations within the BSS band allocated for United States licensees, three orbital positions enable full coverage of the contiguous United States. The remaining orbital positions are situated to provide coverage to either the eastern or western United States, but cannot provide full coverage of the contiguous United States. This provides companies licensed to the three orbital locations with full coverage a significant advantage in providing DBS service to the entire United States, as they must place satellites in service at only one and not two orbital locations. The orbital location licensed to Hughes and USSB is generally recognized as the most centrally located for coverage of the contiguous United States; however, EchoStar has launched, and a joint venture of MCI and News Corp. has announced its intention to launch, DBS services from the other two orbital locations with full coverage of the contiguous United States. MCI/News Corp. was the successful bidder for the transponder slot auctioned by the FCC at 110o west longitude. MCI/News Corp. has announced that it anticipates being operational in two years.


   In addition, two entities, Western Tele-Communications, Inc., a wholly-owned subsidiary of Tele-Communications, Inc. ("TCI"), and another company, TeleQuest Ventures, L.L.C., have applied for authority from the FCC to operate earth stations that would be used to communicate with Canadian DBS satellites that have service coverage of the United States. This application was recently denied by the FCC, but an appeal is pending. If such authority is granted, these entities could enter the United States multichannel television programming distribution market and compete with DIRECTV.


   The Company also competes with PrimeStar, owned primarily by a consortium of cable companies, including TCI, that currently offers medium-power Ku-band programming service to customers using dishes approximately three feet in diameter.

INDUSTRY BACKGROUND

TV

   Commercial television began in the United States on a regular basis in the 1940s. Initially, television stations operated only in the larger cities on a portion of the broadcast spectrum commonly known as the "VHF" band. Additional television channels were subsequently assigned to cities throughout the country for use on the "UHF" band. There are 12 channels in the VHF band, numbered 2 through 13, and 56 channels in the UHF band, numbered 14 through 69. UHF band channels differ from VHF channels in that UHF channels broadcast at higher frequencies and thus are more affected by terrain and obstructions to line-of-sight transmission. There are only a limited number of channels available for broadcasting in any one geographic area, with the license to operate a station being granted by the FCC.

   The majority of commercial television stations in the United States are affiliated with the major national networks (ABC, CBS, NBC, and Fox). Two newer networks, UPN and the Warner Brothers Network ("WB"), are affiliated with many of the remainder. Stations that operate without network affiliations are commonly referred to as "independent" stations. Each national network offers its affiliates a wide variety of television programs in exchange for the right to retain a significant portion of the available advertising time during its network programs. ABC, CBS and NBC currently offer more than 12 hours of programming a day on average, which represents approximately two-thirds of the typical broadcasting day. UPN and WB program up to six hours per week in prime time. Since its inception in 1986, Fox has increased the amount of programming available to its affiliates. Fox currently provides its affiliates with six hours of programming a day on average. The Fox network currently consists of 163 primary affiliates, and Fox programming is available in more than 94% of the television households in the United States.

   Advertising and Ratings

   Most television station revenues are derived from the sale of time to national, regional and local advertisers for commercials which are inserted in or adjacent to the programming shown on the station. These commercials are commonly referred to as "spot" advertising. Network-affiliated stations are required to carry the advertising sold by the network during the network programming broadcast by the station. This reduces the amount of spot advertising available for sale by the station. The networks generally compensate their affiliates for network carriage according to a formula based on coverage as well as other qualitative factors. Independent stations retain all of the revenues received from the sale of advertising time.

   The advertising sales market consists of national network advertising, national spot advertising and local spot advertising. An advertiser wishing to reach a nationwide audience usually purchases advertising time directly from the major networks, including Fox, or nationwide ad hoc networks (groups of otherwise unrelated stations that combine to show a particular program or series of programs). A national advertiser wishing to reach a particular regional or local audience usually buys advertising time directly from local stations through national advertising sales representative firms. Local businesses purchase advertising directly from the stations' local sales staffs. In addition, television stations derive significant revenues from the sale of time (usually in the early morning time blocks) for the broadcast of "infomercials" and other programs supplied by advertisers.

   Programming that is not supplied to stations by a network is acquired from programming syndicators either for cash, in exchange for advertising time ("barter") or a combination of cash and barter. Typically, television stations acquiring syndicated programs are given the exclusive right to show the program in the station's market for the number of times and during the period of time agreed upon by the station and the syndicator. Over the last several years, there has been an increase in programming available through barter or a combination of cash and barter and a decrease in cash transactions in the syndication market.

   Nielsen periodically publishes data on estimated audiences for television stations in all DMAs throughout the United States. The estimates are expressed in terms of the station's share of the total potential audience in the market (the station's "rating") and of the audience actually watching television (the station's "share"). The ratings service provides such data on the basis of total television households and of selected demographic groupings in the market. Nielsen uses one of two methods to measure the station's actual viewership. In larger markets, ratings are determined by a combination of meters connected directly to selected television sets (the results of which are reported on a daily basis) and periodic surveys of television viewing (diaries), while in smaller markets only periodic surveys are conducted. Generally, ratings for Fox affiliates and independent stations are lower in diary (non-metered) markets than in metered markets. Most analysts believe that this is a result of the greater accuracy of measurement that meters allow.

DBS

   The widespread use of satellites for television developed in the 1970s, as a means to distribute news and entertainment programming to and from broadcast television stations and to the headends of cable systems. The use of satellites by cable systems permitted low cost networking of cable systems, thereby promoting the growth of satellite-delivered pay channel services (such as HBO and Showtime) and enhanced basic services (such as CNN, ESPN and C-SPAN).

   The DTH satellite market developed as consumers in rural markets without access to cable or broadcast television programming purchased home satellite television receive only ("TVRO") products to receive programming directed towards broadcast television stations and cable headends. The DTH business has grown as satellite-delivered services have been developed and marketed specifically for TVRO system owners. Currently, there are estimated to be approximately 2.3 million TVRO systems authorized to receive DTH programming in the United States.

   Until recently, most satellite applications for television were within the C band radio frequencies allocated by the FCC for fixed satellite service ("FSS"). Most TVRO systems are designed to receive the signals of C band satellites and require antennas ranging from six to 12 feet in diameter. Newer DTH services may be transmitted using Ku band satellites, the signals of which can be received with antennas ranging from three to six feet in diameter.

   In the 1980's, the FCC began licensing additional radio spectrum within a portion of the Ku band for broadcast satellite service ("BSS") and DBS service. Unlike traditional FSS satellites, BSS satellites are designed specifically for transmitting television signals directly to consumers. These satellites have significantly higher effective radiated power, operate at higher frequencies and are deployed at wider orbital spacing than FSS satellites. As a result, they allow for reception using antennas as small as 18 inches in diameter.

   Pursuant to international agreements governing the use of the radio spectrum, there are eight orbital positions allocated for use by the United States within the BSS band with 32 frequencies licensed to each orbital position. The FCC initially awarded frequencies at these eight orbital locations to nine companies, including Hughes and USSB. See "Business -- Competition."

   Of the eight orbital locations for United States-licensed DBS satellites, only three enable full coverage of the contiguous United States. The remaining orbital positions are situated to provide coverage to either the eastern or western United States, but not to both. The orbital location used by DIRECTV is one of the three locations with full coverage and is considered to be the most centrally located. Companies awarded frequencies at the three locations with full coverage have a significant competitive advantage in providing nationwide service.

CABLE

   A cable system receives television, radio and data signals that are transmitted to the system's headend site by means of off-air antennas, microwave relay systems and satellite earth stations. These signals are then modulated, amplified and distributed, through coaxial and fiber optic cable, to customers who pay a fee for this service. Cable systems may also originate their own television programming and other information services. Cable systems generally are constructed and operated pursuant to non-exclusive franchises or similar licenses granted by local governmental authorities for a specified term.

   The cable industry developed in the United States in the late 1940s and 1950s in response to the needs of residents in predominantly rural and mountainous areas of the country where the quality of off-air television reception was inadequate due to factors such as topography and remoteness from television broadcast towers. In the 1960s and 1970s, cable systems also developed in small and medium-sized cities and suburban areas that had a limited availability of clear off-air television station signals. All of these markets are regarded within the cable industry as "classic" cable system markets. In the 1980s, cable systems were constructed in large cities and nearby suburban areas, where good off-air reception from multiple television stations usually was already available, in order to offer satellite-delivered channels which were not available via broadcast television reception.

   Cable systems offer customers multiple channels of television entertainment and information. The selection of programming varies from system to system due to differences in channel capacity and customer interest. Cable systems typically offer a "broadcast basic" service consisting of local broadcast stations, local origination channels and public, educational and governmental ("PEG") access channels and an "enhanced basic service" or satellite service consisting of satellite delivered non-broadcast cable networks (such as CNN, MTV, USA, ESPN and TNT) as well as satellite-delivered signals from broadcast "superstations" (such as WTBS, WGN and WWOR). For an extra monthly charge, cable systems also generally offer premium television services to their customers. These services (such as Home Box Office, Showtime, The Disney Channel and regional sports networks) are satellite-delivered channels consisting principally of feature films, live sports events, concerts and other special entertainment features, usually presented without commercial interruption. In addition to customer revenues from these services, cable systems generate revenues from additional fees paid by customers for pay-per-view programming of movies, concerts, sporting and special events and from the sale of available advertising spots on advertiser-supported programming and on locally generated programming. Cable systems also frequently offer to their customers home shopping services, which pay the systems a share of revenues from sales of products in the systems' service areas. Lastly, cable systems may charge subscribers for services such as installations, reconnections, and service calls and the monthly rental of equipment such as converters and remote controls.

LICENSES, LMAS, DBS AGREEMENTS AND CABLE FRANCHISES

TV

   FCC Licensing. The broadcast television industry is subject to regulation by the FCC pursuant to the Communications Act of 1934, as amended (the "Communications Act"). Approval by the FCC is required for the issuance, renewal, transfer and assignment of broadcast station operating licenses. Under the 1996 Act, the FCC has been authorized to renew television station licenses for a term of up to eight years. The FCC is currently conducting a rulemaking to determine whether television license terms should be extended from their current term of five years to the maximum eight-year term provided by the 1996 Act. While in the vast majority of cases such licenses are renewed by the FCC, there can be no assurance that the Company's licenses will be renewed at their expiration dates or that such renewals will be for full terms. The Company's licenses with respect to TV stations WOLF/WWLF/WILF, WDSI and WDBD are scheduled to expire on August 1, 1999, August 1, 1997 and June 1, 1997, respectively. In addition, the licenses with respect to stations WTLH and WPXT are scheduled to expire on April 1, 1997 and April 1, 1999, respectively. In order for the Company to acquire the licenses for television stations WTLH and WPXT, the FCC's consent to the assignment of these licenses to the Company is required. See "Business -- TV."

   Fox Affiliation Agreement. Each of the Company's TV stations which are affiliated with Fox is a party to a substantially identical station affiliation agreement with Fox (as amended, the "Fox Affiliation Agreements"). Each Fox Affiliation Agreement provides the Company's Fox-affiliated stations with the right to broadcast all programs transmitted by Fox, on behalf of itself and its wholly-owned subsidiary, the Fox Children's Network, Inc. ("FCN"), which include programming from Fox as well as from FCN. In exchange, Fox has the right to sell a substantial portion of the advertising time associated with such programs and to retain the revenue from the advertising it has sold. The stations are entitled to sell the remainder of the advertising time and retain the associated advertising revenue. The stations are also compensated by Fox according to a ratings-based formula for Fox programming and a share of the programming net profits of FCN programming, as specified in the Fox Affiliation Agreements.

   Each Fox Affiliation Agreement is for a term ending October 31, 1998 with the exception of the WTLH Fox Affiliation Agreement, which expires on December 31, 2000. The Fox Affiliation Agreements are renewable for a two-year extension, at the discretion of Fox and upon acceptance by the Company. The Fox Affiliation Agreements may be terminated generally (a) by Fox upon (i) a material change in the station's transmitter location, power, frequency, programming format or hours of operation, with 30 days' written notice, (ii) acquisition by Fox, directly or indirectly, of a significant ownership and/or controlling interest in any television station in the same market, with 60 days' written notice, (iii) assignment or attempted assignment by the Company of the Fox Affiliation Agreements, with 30 days written notice, (iv) three or more unauthorized preemptions of Fox programming within a 12-month period, with 30 days written notice, or (b) by either Fox or the affiliate station upon occurrence of a force majeure event which substantially interrupts Fox's ability to provide programming or the station's ability to broadcast the programming. The Company's Fox Affiliation Agreements have been renewed in the past. The Company believes that it enjoys good relations with Fox.

   Each Fox Affiliation Agreement provides the Company's Fox-affiliated stations with all programming which Fox and FCN make available for broadcasting in the community to which the station is licensed by the FCC. Fox has committed to supply approximately six hours of programming per day during specified time periods. Each of the Company's stations have agreed to broadcast all such Fox programs in their entirety, including all commercial announcements. In return for a station's full performance of its obligations under its respective affiliation agreement, Fox will pay such station compensation determined in accordance with Fox's current, standard, performance-based station compensation formula.

   As part of the agreement with Fox to extend the stations' Fox Affiliation Agreements until 1998, each of the stations granted Fox the right to negotiate with the cable operators in their respective markets for retransmission consent agreements. Under the Fox "Win/Win Plan," the cable operators received the right to retransmit the programming of the Company's TV stations in exchange for the carriage by the cable operators of a new cable channel owned by Fox. The Company's TV stations are to receive consideration from Fox based on the number of subscribers carrying the new Fox channel within the stations' market. Fox has reached agreements in principle with most of the largest cable operators in the country.

   LMAs. Current FCC rules preclude the ownership of more than one television station in a market, unless such stations are operated as a satellite of a primary station, initially duplicating the programming of the primary station for a significant portion of their broadcast day. WWLF and WILF are currently authorized as satellites of WOLF. In recent years, in a number of markets across the country, certain television owners have entered into arrangements to provide the bulk of the broadcast programming on stations owned by other licensees, and to retain the advertising revenues generated from such programming.

   When operating pursuant to an LMA, while the bulk of the programming is provided by someone other than the licensee of the station, the station licensee must retain control of the station for FCC purposes. Thus, the licensee has the ultimate responsibility for the programming broadcast on the station and for the station's compliance with all FCC rules, regulations, and policies. The licensee must retain the right to preempt programming supplied pursuant to the LMA where the licensee determines, in its sole discretion, that the programming does not promote the public interest or where the licensee believes that the substitution of other programming would better serve the public interest. The licensee must also have the primary operational control over the transmission facilities of the station.


   The Company expects to program television stations through the use of LMA agreements, but there can be no assurance that the licensee of such stations will not unreasonably exercise its right to preempt the programming of the Company, or that the licensees of such stations will continue to maintain the transmission facilities of the stations in a manner sufficient to broadcast a high quality signal over the station. As the licensee must also maintain all of the qualifications necessary to be a licensee of the FCC, and as the principals of the licensee are not under the control of the Company, there can be no assurances that these licenses will be maintained by the entities which currently hold them.


   In the 1996 Act, the continued performance of then existing LMAs was generally grandfathered. Currently, LMAs are not considered attributable interests under the FCC's multiple ownership rules. However, the FCC is currently considering proposals which would make LMAs attributable, as they generally are in the radio broadcasting industry. If the FCC were to adopt a rulemaking that makes such interests attributable, without modifying its current prohibitions against the ownership of more than one television station in a market, the Company could be prohibited from entering into such arrangements with other stations in markets in which it owns television stations.

DBS AGREEMENTS

   Prior to the launch of the first DIRECTV satellite in 1993, Hughes entered into various agreements intended to assist it in the introduction of DIRECTV services, including agreements with RCA/Thomson for the development and manufacture of DSS units and with USSB for the sale of five transponders on the first satellite. At this time, Hughes also offered the NRTC and its members the opportunity to become the exclusive providers of DIRECTV services in rural areas of the United States in which an NRTC member purchased such a right. The NRTC is a cooperative organization whose members are engaged in the distribution of telecommunications and other services in predominantly rural areas of the United States. Pursuant to the DBS Agreements, participating NRTC members acquired the exclusive right to provide DIRECTV programming services to residential and commercial subscribers in certain service areas. Service areas purchased by participating NRTC members comprise approximately 7.7 million television households and were acquired for aggregate purchase payments exceeding $100 million.

   The DBS Agreements provide the NRTC and participating NRTC members in their service areas substantially all of the rights and benefits otherwise retained by DIRECTV in other areas, including the right to set pricing (subject to certain obligations to honor national pricing on subscriptions sold by national retailers), to bill subscribers and retain all subscription remittances and to appoint sales agents within their distribution areas (subject to certain obligations to honor sales agents appointed by DIRECTV and its regional SMAs). In exchange, the NRTC and participating NRTC members paid to DIRECTV a one-time purchase price. In addition to the purchase price, NRTC members are required to reimburse DIRECTV for the allocable share of certain common expenses (such as programming, satellite-specific costs and expenses associated with the billing and authorization systems) and to remit to DIRECTV a 5% royalty on subscription revenues.

   The DBS Agreements authorize the NRTC and participating NRTC members to provide all commercial services offered by Hughes that are transmitted from the frequencies that the FCC has authorized for DIRECTV's use at its present orbital location for a term running through the life of Hughes' current satellites. The NRTC has advised the Company that the NRTC Agreement also provides the NRTC a right of first refusal to acquire comparable rights in the event that Hughes elects to launch successor satellites upon the removal of the present satellites from active service. The financial terms of any such purchase are likely to be the subject of negotiation and the Company is unable to predict whether substantial additional expenditures of the NRTC will be required in connection with the exercise of such right of first refusal. Finally, under a separate agreement with Hughes (the "Dealer Agreement"), the Company is an authorized agent for sale of DIRECTV programming services to subscribers outside of its service area on terms comparable to those of DIRECTV's other authorized sales agents.

   The Member Agreement terminates when Hughes removes DIRECTV satellites from their orbital location, although under the Dealer Agreement the right of the Company to serve as a DIRECTV sales agent outside of its designated territories may be terminated upon 60 days' notice by either party. If the satellites are removed earlier than June 2004, the tenth anniversary of the commencement of DIRECTV services, the Company will receive a prorated refund of its original purchase price for the DIRECTV rights. The Member Agreement may be terminated prior to the expiration of its term as follows: (a) if the NRTC Agreement is terminated because of a breach by Hughes, the NRTC may terminate the Member Agreement, but the NRTC will be responsible for paying to the Company its pro rata portion of any refunds that the NRTC receives from Hughes, (b) if the Company fails to make any payment due to the NRTC or otherwise breaches a material obligation of the Member Agreement, the NRTC may terminate the Member Agreement in addition to exercising other rights and remedies against the Company and (c) if the NRTC Agreement is terminated because of a breach by the NRTC, Hughes is obligated to continue to provide DIRECTV services to the Company (i) by assuming the NRTC's rights and obligations under the Member Agreement or (ii) under a new agreement containing substantially the same terms and conditions as the Member Agreement.

   The Company is not permitted under the Member Agreement or the Dealer Agreement to assign or transfer, directly or indirectly, its rights under these agreements without the prior written consent of the NRTC and Hughes, which consent cannot be unreasonably withheld.

CABLE FRANCHISES

   Cable systems are generally constructed and operated under non-exclusive franchises granted by state or local governmental authorities. The franchise agreements may contain many conditions, such as the payment of franchise fees; time limitations on commencement and completion of construction; conditions of service, including the number of channels, the carriage of public, educational and governmental access channels, the carriage of broad categories of programming agreed to by the cable operator, and the provision of free service to schools and certain other public institutions; and the maintenance of insurance and indemnity bonds. Certain provisions of local franchises are subject to limitations under the 1992 Cable Act.


   After giving effect to the New Hampshire Cable Sale, the Company will hold 11 cable franchises, all of which are non-exclusive. The Cable Communications Policy Act of 1984 (the "1984 Cable Act") prohibits franchising authorities from imposing annual franchise fees in excess of 5% of gross revenues and permits the cable system operator to seek renegotiation and modification of franchise requirements if warranted by changed circumstances.

   The table below groups the Company's franchises by date of expiration and presents the number of franchises per group and the approximate number and percent of basic subscribers of the Company in each group as of July 31, 1996, after giving effect to the Cable Acquisition and the New Hampshire Cable Sale.

                                                       Number of Basic   Percent of Basic
Year of Franchise Expiration    Number of Franchises     Subscribers        Subscribers
 ----------------------------   --------------------   ---------------    ----------------
1996-1998  ..................             1                 2,900                 7%
1999-2002  ..................             2                 9,800                22%
2003 and thereafter  ........             8                30,000                71%
                                        ---                ------               ---
  Total  ....................            11                42,700               100%

   The Company has never had a franchise revoked. All of the franchises of the systems eligible for renewal have been renewed or extended at or prior to their stated expirations. The 1992 Cable Act provides, among other things, for an orderly franchise renewal process in which renewal will not be unreasonably withheld. In addition, the 1992 Cable Act establishes comprehensive renewal procedures which require that an incumbent franchisee's renewal application be assessed on its own merit and not as part of a comparative process with competing applications. The Company believes that it has good relations with its franchising authorities.

LEGISLATION AND REGULATION

TV

   The ownership, operation and sale of television stations, including those licensed to subsidiaries of the Company, are subject to the jurisdiction of the FCC under authority granted it pursuant to the Communications Act. Matters subject to FCC oversight include, but are not limited to, the assignment of frequency bands for broadcast television; the approval of a television station's frequency, location and operating power; the issuance, renewal, revocation or modification of a television station's FCC license; the approval of changes in the ownership or control of a television station's licensee; the regulation of equipment used by television stations; and the adoption and implementation of regulations and policies concerning the ownership, operation and employment practices of television stations. The FCC has the power to impose penalties, including fines or license revocations, upon a licensee of a television station for violations of the FCC's rules and regulations.

   The following is a brief summary of certain provisions of the Communications Act and of specific FCC regulations and policies affecting broadcast television. Reference should be made to the Communications Act, FCC rules and the public notices and rulings of the FCC for further information concerning the nature and extent of FCC regulation of broadcast television stations.

   License Renewal. Under law in effect prior to the 1996 Act, television station licenses were granted for a maximum allowable period of five years and were renewable thereafter for additional five year periods. The 1996 Act, however, authorizes the FCC to grant television broadcast licenses, and renewals thereof, for terms of up to eight years. The FCC is currently conducting a rulemaking to determine if television station licenses will be extended to the full eight year term. The FCC may revoke or deny licenses, after a hearing, for serious violations of its regulations. Petitions to deny renewal of a license may be filed on or before the first day of the last month of a license term. Generally, however, in the absence of serious violations of FCC rules or policies, license renewal is expected in the ordinary course. The 1996 Act prohibits the FCC from considering competing applications for the frequency used by the renewal applicant if the FCC finds that the station seeking renewal has served the public interest, convenience and necessity, that there have been no serious violations by the licensee of the Communications Act or the rules and regulations of the FCC, and that there have been no other violations by the licensee of the Communications Act or the rules and regulations of the FCC that, when taken together, would constitute a pattern of abuse. The Company's licenses with respect to TV stations WOLF/WWLF/WILF, WDSI and WDBD are scheduled to expire on August 1, 1999, August 1, 1997 and June 1, 1997, respectively. In addition, the licenses with respect to television stations WTLH and WPXT are scheduled to expire on April 1, 1997 and April 1, 1999, respectively. The Company is not aware of any facts or circumstances that might reasonably be expected to prevent any of its stations from having its current license renewed at the end of its respective term.

   Ownership Matters. The Communications Act contains a number of restrictions on the ownership and control of broadcast licenses. The Communications Act prohibits the assignment of a broadcast license or the transfer of control of a broadcast licensee without the prior approval of the FCC. The Communications Act and the FCC's rules also place limitations on alien ownership; common ownership of broadcast, cable and newspaper properties; ownership by those not having the requisite "character" qualifications and those persons holding "attributable" interests in the licensee. The 1996 Act and pending FCC rulemakings modify and will modify many of these requirements. The exact nature of these modifications and their impact on the Company cannot be predicted.

   Alien Ownership Restrictions. The Communications Act restricts the ability of foreign entities to own or hold interests in broadcast licenses. Foreign governments, representatives of foreign governments, non-citizens and representatives of non-citizens, corporations and partnerships organized under the laws of a foreign nation are barred from holding broadcast licenses. Non-citizens, foreign governments, foreign corporations and representatives of any of the foregoing, collectively, may directly or indirectly own or vote up to 20% of the capital stock of a broadcast licensee. In addition, a broadcast license may not be granted to or held by any corporation that is controlled, directly or indirectly, by any other corporation more than one-fourth of whose capital stock is owned or voted by non-citizens or their representatives, by foreign governments or their representatives, or by non-United States corporations, if the FCC finds that the public interest will be served by the refusal or the revocation of such license. The FCC has interpreted this provision of the Communications Act to require an affirmative public interest finding before a broadcast license may be granted to or held by any such corporation. To the Company's knowledge, the Commission has made such a finding in only one case involving a broadcast licensee. Because of these provisions, Pegasus may be prohibited from having more than one-fourth of its stock owned or voted directly or indirectly by non-citizens, foreign governments, foreign corporations or representatives of any of the foregoing.

   Multiple Ownership Rules. FCC rules limit the number of television stations any one entity can acquire or own. The FCC's television national multiple ownership rule limits the combined audience of television stations in which an entity may hold an attributable interest to 35% of total United States audience reach. The FCC's television multiple ownership local contour overlap rule generally prohibits ownership of attributable interests by a single entity in two or more television stations which serve the same geographic market; however, changes in these rules are under consideration, but the Company cannot predict the outcome of the proceeding in which such changes are being considered.

   Cross-Ownership Rules. FCC rules have generally prohibited or restricted the cross-ownership, operation or control of a radio station and a television station serving the same geographic market, of a television station and a cable system serving the same geographic market, and of a television station and a daily newspaper serving the same geographic market. The 1996 Act directs the FCC to amend its rules to permit ownership of television stations and cable systems in the same geographic market. The 1996 Act also directs the FCC to presumptively waive, in the top 50 markets, its prohibition on ownership of television and radio stations in the same geographic market. Under these rules, absent waivers, the Company would not be permitted to acquire any daily newspaper or radio broadcast station in a geographic market in which it now owns or controls any TV properties. The FCC is currently considering a rulemaking to change the radio/television cross-ownership restrictions. The Company cannot predict the outcome of that rulemaking.

   Programming and Operation. The Communications Act requires broadcasters to serve the "public interest." Since the late 1970s, the FCC gradually has relaxed or eliminated many of the formal procedures it had developed to promote the broadcast of certain types of programming responsive to the needs of a station's community of license. However, broadcast station licensees continue to be required to present programming that is responsive to local community problems, needs and interests and to maintain certain records demonstrating such responsiveness. Complaints from viewers concerning a station's programming often will be considered by the FCC when it evaluates license renewal applications, although such complaints may be filed at any time and generally may be considered by the FCC at any time. Stations also must follow various rules promulgated under the Communications Act that regulate, among other things, political advertising, sponsorship identifications, the advertisements of contests and lotteries, programming directed to children, obscene and indecent broadcasts and technical operations, including limits on radio frequency radiation.

In August 1996, the FCC adopted new children's television rules mandating. among other things, that as of January 1, 1996 stations must identify and provide information concerning children's programming to publishers of program guides and listings and as of September 1, 1997 stations must broadcast three hours each week of educational and informational programming directed to children. The 1996 Act also requires commercial television stations to report on complaints concerning violent programming in their license renewal applications. In addition, most broadcast licensees, including the Company's licensees, must develop and implement affirmative action programs designed to promote equal employment opportunities and must submit reports to the FCC with respect to these matters on an annual basis and in connection with a license renewal application.

   Must Carry and Retransmission Consent. The 1992 Cable Act requires each television broadcaster to make an election to exercise either certain "must carry" or, alternatively, "retransmission consent" rights in connection with its carriage by cable systems in the station's local market. If a broadcaster chooses to exercise its must carry rights, it may demand carriage on a specified channel on cable systems within its defined market. Must carry rights are not absolute, and their exercise is dependent on variables such as the number of activated channels on, and the location and size of, the cable system and the amount of duplicative programming on a broadcast station. Under certain circumstances, a cable system may decline carriage of a given station. If a broadcaster chooses to exercise its retransmission consent rights, it may prohibit cable systems from carrying its signal, or permit carriage under a negotiated compensation arrangement. The FCC's must carry requirements took effect on June 2, 1993; however, stations had until June 17, 1993 to make their must carry/retransmission consent elections. Under the Company's Fox Affiliation Agreements, the Company appointed Fox as its irrevocable agent to negotiate such retransmission consents with the major cable operators in the Company's respective markets. Fox exercised the Company's stations' retransmission consent rights. Television stations must make a new election between must carry and retransmission consent rights every three years. The last required election date was October 1, 1996. Although the Company expects the current retransmission consent agreements to be renewed upon their expiration, there can be no assurance that such renewals will be obtained. The Company must complete negotiations with respect to these agreements by December 31, 1996.

   In April 1993, the United States District Court for the District of Columbia upheld the constitutionality of the legislative must carry provision. This decision was vacated by the United States Supreme Court in June 1994, and remanded to the District Court for further development of a factual record. The District Court has again upheld the must carry rules, and the matter is currently being considered by the Supreme Court. The Company cannot predict the outcome of the case. In the meantime, the must carry provisions and the FCC's regulations implementing those provisions are in effect.

   Pending or Proposed Legislation and FCC Rulemakings. The FCC has proposed rules for implementing advanced (including high-definition) television ("ATV") service in the United States. Implementation of ATV is intended to improve the technical quality of television. Under certain circumstances, however, conversion to ATV operations may reduce a station's coverage area. The FCC is considering an implementation proposal that would allot a second broadcast channel to each full-power commercial television station for ATV operation. Under the proposal, stations would be required to phase in their ATV operations on the second channel over approximately nine years following adoption of a final table of allotments and to surrender their present channel six years later. Recently, there has been consideration by the FCC of shortening further this transition period. In August 1995, the FCC commenced a further rulemaking proceeding to address ATV transition issues. In August 1996, the FCC adopted a further notice of proposed rulemaking presenting a proposed table of allotments for television stations for ATV operations. The table is only a draft proposal and may differ significantly from the final table. Implementation of ATV service may impose additional costs on television stations providing the new service, due to increased equipment costs, and may affect the competitive nature of the markets in which the Company operates if competing stations adopt and implement the new technology before the Company's stations. Various proposals have been put forth in Congress to auction the new ATV channels, which could preclude the Company from obtaining such channels if better financed companies were to participate in such auction. The FCC's current proposal that television stations obtain ATV channels and subsequently surrender their existing channels appears to have stalled the auction effort, although the Company cannot predict the ultimate outcome of the legislative consideration of these matters.

   The FCC is now conducting a rulemaking proceeding to consider changes to the multiple ownership rules that could, under certain limited circumstances, permit common ownership of television stations with overlapping service areas, while imposing restrictions on television time brokerage. Certain of these changes, if adopted, could allow owners of television stations who currently cannot buy a television station or an additional television station in the Company's markets to acquire television properties in such markets. This may increase competition in such markets, but may also work to the Company's advantage by permitting it to acquire additional stations in its present markets and by enhancing the value of the Company's stations by increasing the number of potential buyers. In addition, the FCC is conducting an inquiry to consider proposals to increase broadcasters' obligations under its rules implementing the Children's Television Act of 1990, which requires television stations to present programming specifically directed to the "educational and informational" needs of children. The FCC also is conducting a rulemaking proceeding to consider the adoption of more restrictive standards for the exposure of the public and workers to potentially harmful radio frequency radiation emitted by broadcast station transmitting facilities. Other matters which could affect the Company's broadcast properties include technological innovations affecting the mass communications industry and technical allocation matters, including assignment by the FCC of channels for additional broadcast stations, low-power television stations and wireless cable systems and their relationship to and competition with full power television service, as well as possible spectrum fees or other changes imposed on broadcasters for the use of their channels. The ultimate outcome of these pending proceedings cannot be predicted at this time.

   The FCC has initiated a Notice of Inquiry proceeding seeking comment on whether the public interest would be served by establishing limits on the amount of commercial matter broadcast by television stations. No prediction can be made at this time as to whether the FCC will impose any commercial limits at the conclusion of its deliberations. The Company is unable to determine what effect, if any, the imposition of limits on the commercial matter broadcast by television stations would have upon the Company's operations.

   The FCC recently lifted its financial interest/syndication ("FIN/SYN") rules that prohibited ABC, CBS and NBC from engaging in syndication for the sale, licensing, or distribution of television programs for non-network broadcast exhibition in the United States. Further, these rules prohibited networks from sharing profits from any syndication and from acquiring any new financial or proprietary interest in programs of which they were not the sole producer. The Company cannot predict the effect of the elimination of the FIN/SYN rules on the Company's ability to acquire desirable programming at reasonable prices.

   The FCC also recently eliminated the prime time access rule ("PTAR"), effective August 30, 1996. PTAR currently limits a station's ability to broadcast network programming (including syndicated programming previously broadcast over a network) during prime time hours. The elimination of PTAR could increase the amount of network programming broadcast over a station affiliated with ABC, CBS or NBC. Such elimination also could result in (i) an increase in the compensation paid by the network (due to the additional prime time hours during which network programming could be aired by a network-affiliated station) and (ii) increased competition for syndicated network programming that previously was unavailable for broadcast by network affiliates during prime time. For purposes of the prime time access rule, the FCC defines "network" to include those entities that deliver more than 15 hours of "prime time programming" (a term defined in those rules) to affiliates reaching 75% of the nation's television homes. Neither Fox nor its affiliates, including the Company's TV stations, are subject to the prime time access rule. The Company cannot predict the effect that the repeal many ultimately have on the market for syndicated programming.

   The Congress and the FCC have considered in the past and may consider and adopt in the future, (i) other changes to existing laws, regulations and policies or (ii) new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, the operation, ownership, and profitability of the Company's broadcast stations, result in the loss of audience share and advertising revenues for these stations or affect the ability of the Company to acquire additional broadcast stations or finance such acquisitions.

DBS

   Unlike a common carrier, such as a telephone company, or a cable operator, DBS operators such as DIRECTV are free to set prices and serve customers according to their business judgment, without rate of return or other regulation or the obligation not to discriminate among customers. However, there are laws and regulations that affect DIRECTV and, therefore, affect the Company. As an operator of a privately owned United States satellite system, DIRECTV is subject to the regulatory jurisdiction of the FCC, primarily with respect to (i) the licensing of individual satellites (i.e., the requirement that DIRECTV meet minimum financial, legal and technical standards), (ii) avoidance of interference with radio stations and
(iii) compliance with rules that the FCC has established specifically for DBS satellite licenses. As a distributor of television programming, DIRECTV is also affected by numerous other laws and regulations, including in particular the 1992 Cable Act's program access and exclusivity provisions. In addition to regulating pricing practices and competition within the cable television industry, the 1992 Cable Act is intended to establish and support alternative multichannel video distribution services, such as wireless cable and DBS.

   State and local authorities in some jurisdictions restrict or prohibit the use of satellite dishes pursuant to zoning and other regulations. The FCC has recently adopted new rules that preempt state and local regulations that affect receive-only satellite dishes that are two meters or less in diameter, in any area where commercial or industrial uses are generally permitted by local land use regulation, or that are one meter or less in diameter in any area. Satellite dishes for the reception of DIRECTV's services are less than one meter in diameter, and thus the FCC's rules are expected to ease local regulatory burdens on the use of those dishes.

CABLE

   1984 Cable Act and 1992 Cable Act. The Cable Communications Policy Act of 1984 (the "1984 Cable Act") created uniform national standards and guidelines for the regulation of cable systems. Among other things, the 1984 Cable Act generally preempted local control over cable rates in most areas. In addition, the 1984 Cable Act affirmed the right of franchising authorities (state or local, depending on the practice in individual states) to award one or more franchises within their jurisdictions. It also prohibited non-grandfathered cable systems from operating without a franchise in such jurisdictions.

   The Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act") amended the 1984 Cable Act in many respects and significantly changed the legislative and regulatory environment in which the cable industry operates. The 1992 Cable Act allows for a greater degree of regulation with respect to, among other things, cable system rates for both basic and certain nonbasic services; programming access and exclusivity arrangements; access to cable channels by unaffiliated programming services; leased access terms and conditions; horizontal and vertical ownership of cable systems; customer service requirements; franchise renewals; television broadcast signal carriage and retransmission consent; technical standards; subscriber privacy; consumer protection issues; cable equipment compatibility; obscene or indecent programming; and cable system requirements that subscribers subscribe to tiers of service other than basic service as a condition of purchasing premium services. Additionally, the legislation encourages competition with existing cable systems by allowing municipalities to own and operate their own cable systems without having to obtain a franchise; preventing franchising authorities from granting exclusive franchises or unreasonably refusing to award additional franchises covering an existing cable system's service area; and prohibiting the common ownership of cable systems and co-located wireless systems known as MMDS and private SMATV.

   The 1992 Cable Act also precludes video programmers affiliated with cable television companies from favoring cable operators over competitors and requires such programmers to sell their programming to other multichannel video distributors. This provision may limit the ability of cable program suppliers to offer exclusive programming arrangements to cable television companies. The FCC, the principal federal regulatory agency with jurisdiction over cable television, has adopted many regulations to implement the provisions of the 1992 Cable Act.

   The FCC has the authority to enforce these regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate transmission facilities often used in connection with cable operations.

   The Telecommunications Act of 1996. On February 1, 1996, the Congress passed the 1996 Act. On February 8, 1996, the President signed it into law. This new law will alter federal, state and local laws and regulations regarding telecommunications providers and services, including the Company and the cable television and other telecommunications services provided by the Company. There are numerous rulemakings to be undertaken by the FCC which will interpret and implement the provisions of the 1996 Act. It is not possible at this time to predict the outcome of such rulemakings.

   Cable Rate Regulation. The 1996 Act eliminates cable programming service tier ("CPST") rate regulation effective March 31, 1999, for all cable operators. In the interim, CPST rate regulation can be triggered only by a local unit of government (commonly referred to as local franchising authorities or "LFA") complaint to the FCC. Since the Company is a small cable operator within the meaning of the 1996 Act, CPST rate regulation for the Company ended upon the enactment of the 1996 Act. The Company's status as a small cable operator may be affected by future acquisitions. The 1996 Act does not disturb existing rate determinations of the FCC. The Company's basic tier of cable service ("BST") rates remain subject to LFA regulation under the 1996 Act.

   Rate regulation is precluded wherever a cable operator faces "effective competition." The 1996 Act expands the definition of effective competition to include any franchise area where a local exchange carrier ("LEC") (or affiliate) provides video programming services to subscribers by any means other than through DBS. There is no penetration minimum for the local exchange carrier to qualify as an effective competitor, but it must provide "comparable" programming services in the franchise area.

   Under the 1996 Act, the Company will be allowed to aggregate, on a franchise, system, regional or company level, its equipment costs into broad categories, such as converter boxes, regardless of the varying levels of functionality of the equipment within each such broad category. The 1996 Act will allow the Company to average together costs of different types of converters (including non-addressable, addressable, and digital). The statutory changes will also facilitate the rationalizing of equipment rates across jurisdictional boundaries. These favorable cost-aggregation rules do not apply to the limited equipment used by "BST-only" subscribers.

   In June 1995, the FCC adopted rules which provide significant rate relief for small cable operators, which include operators the size of the Company. The Company's current rates are below the maximum presumed reasonable under the FCC's rules for small operators, and the Company may use this new rate relief to justify current rates, rates already subject to pending rate proceedings and new rates.

   Anti-Buy Through Provisions. In March 1993, the FCC adopted regulations pursuant to the 1992 Cable Act which require cable systems to permit customers to purchase video programming on a per channel or a per program basis without the necessity of subscribing to any tier of service, other than the basic service tier, unless the cable system is technically incapable of doing so. Generally, this exemption from compliance with the statute for cable systems that do not have such technical capability is available until a cable system obtains the capability, but not later than December 2002. The Company's systems have the necessary technical capability and have complied with this regulation.

   Indecent Programming on Leased Access Channels. FCC regulations pursuant to the 1992 Cable Act permit cable operators to restrict or refuse the carriage of indecent programming on so-called "leased access" channels, i.e., channels the operator must set aside for commercial use by persons unaffiliated with the operator. Operators were also permitted to prohibit indecent programming on public access channels. In June 1996, the Supreme Court ruled unconstitutional the indecency prohibitions on public access programming as well as the "segregate and block" restriction on indecent leased access programming.

   Scrambling. The 1996 Act requires that upon the request of a cable subscriber, the cable operator must, free of charge, fully scramble or otherwise fully block the audio and video programming of each channel carrying adult programming so that a non-subscriber does not receive it.

   Cable operators must also fully scramble or otherwise fully block the video and audio portion of sexually explicit or other programming that is indecent on any programming channel that is primarily dedicated to sexually oriented programming so that a non-subscriber to such channel may not receive it. Until full scrambling or blocking occurs, cable operators must limit the carriage of such programming to hours when a significant number of children are not likely to view the programming. The Company's systems do not presently have the necessary technical capability to comply with the scrambling requirement. However, the effective date of these requirements has been stayed by the United States District Court for Delaware.

   Cable Entry Into Telecommunications. The 1996 Act declares that no state or local laws or regulations may prohibit or have the effect of prohibiting the ability of any entity to provide any interstate or intrastate telecommunications service. States are authorized to impose "competitively neutral" requirements regarding universal service, public safety and welfare, service quality, and consumer protection. The 1996 Act further provides that cable operators and affiliates providing telecommunications services are not required to obtain a separate franchise from LFAs for such services. The 1996 Act prohibits LFAs from requiring cable operators to provide telecommunications service or facilities as a condition of a grant of a franchise, franchise renewal, or franchise transfer, except that LFAs can seek "institutional networks" as part of franchise negotiations.

   The 1996 Act clarifies that traditional cable franchise fees may only be based on revenues related to the provision of cable television services. However, when cable operators provide telecommunications services, LFAs may require reasonable, competitively neutral compensation for management of the public rights-of-way.

   Interconnection and Other Telecommunications Carrier Obligations. To facilitate the entry of new telecommunications providers including cable operators, the 1996 Act imposes interconnection obligations on all telecommunications carriers. All carriers must interconnect their networks with other carriers and may not deploy network features and functions that interfere with interoperability.

   Telephone Company Entry Into Cable Television. The 1996 Act allows telephone companies to compete directly with cable operators by repealing the telephone company-cable cross-ownership ban and the FCC's video dialtone regulations. This will allow LECs, including the Bell Operating Companies, to compete with cable both inside and outside their telephone service areas.

   The 1996 Act replaces the FCC's video dialtone rules with an "open video system" ("OVS") plan by which LECs can provide cable service in their telephone service area. LECs complying with FCC OVS regulations will receive relaxed oversight. Only the program access, negative option billing prohibition, subscriber privacy, Equal Employment Opportunity, PEG, must-carry and retransmission consent provisions of the Communications Act will apply to LECs providing OVS. Franchising, rate regulation, consumer service provisions, leased access and equipment compatibility will not apply. Cable copyright provisions will apply to programmers using OVS. LFAs may require OVS operators to pay "franchise fees" only to the extent that the OVS provider or its affiliates provide cable services over the OVS. OVS operators will be subject to LFA general right-of-way management regulations. Such fees may not exceed the franchise fees charged to cable operators in the area, and the OVS provider may pass through the fees as a separate subscriber bill item.

   The 1996 Act requires the FCC to adopt, within six months, regulations prohibiting an OVS operator from discriminating among programmers, and ensuring that OVS rates, terms, and conditions for service are reasonable and nondiscriminatory. Further, the FCC is to adopt regulations prohibiting a LEC-OVS operator, or its affiliates, from occupying more than one-third of a system's activated channels when demand for channels exceeds supply, although there are no numeric limits. The 1996 Act also mandates OVS regulations governing channel sharing; extending the FCC's sports exclusivity, network nonduplication, and syndex regulations; and controlling the positioning of programmers on menus and program guides. The 1996 Act does not require LECs to use separate subsidiaries to provide incidental inter Local Access and Transport Area ("interLATA") video or audio programming services to subscribers or for their own programming ventures.

   Cable and Broadcast Television Cross-Ownership. The 1996 Act requires that the FCC amend its rules to allow a person or entity to own or control a network of broadcast stations and a cable system. The 1996 Act abolishes the prohibition of ownership of cable systems and television stations where service areas overlap.

   Signal Carriage. The 1992 Cable Act imposed obligations and restrictions on cable operator carriage of non-satellite delivered television stations. Under the must-carry provision of the 1992 Cable Act, a cable operator, subject to certain restrictions, must carry, upon request by the station, all commercial television stations with adequate signals which are licensed to the same market as the cable system. Cable operators are also obligated to carry all local non-commercial stations. If a non-satellite delivered commercial broadcast station does not request carriage under the must-carry provisions of the 1992 Cable Act, a cable operator may not carry that station without that station's explicit written consent for the cable operator to retransmit its programming. The Company is carrying all television stations that have made legitimate requests for carriage. All other television stations are carried pursuant to written retransmission consent agreements.

   Copyright Licensing. Cable systems are subject to federal copyright licensing covering carriage of broadcast signals. In exchange for making semi-annual payments to a federal copyright royalty pool and meeting certain other obligations, cable operators obtain a blanket license to retransmit broadcast signals. Bills have been introduced in Congress over the past several years that would eliminate or modify the cable compulsory license. The 1992 Cable Act's retransmission consent provisions expressly provide that retransmission consent agreements between television stations and cable operators do not obviate the need for cable operators to obtain a copyright license for the programming carried on each broadcaster's signal.

   Electric Utility Entry Into Telecommunications. The 1996 Act provides that registered utility holding companies and subsidiaries may provide telecommunications services (including cable) notwithstanding the Public Utility Holding Company Act. Electric utilities must establish separate subsidiaries, known as "exempt telecommunications companies" and must apply to the FCC for operating authority. It is anticipated that large utility holding companies will become significant competitors to both cable television and other telecommunications providers.

   State and Local Regulation. Because a cable system uses streets and rights-of-way, cable systems are subject to state and local regulation, typically imposed through the franchising process. State and/or local officials are usually involved in franchisee selection, system design and construction, safety, consumer relations, billing practices and community-related programming and services among other matters. Cable systems generally are operated pursuant to nonexclusive franchises, permits or licenses granted by a municipality or other state or local government entity. Franchises generally are granted for fixed terms and in many cases are terminable if the franchise operator fails to comply with material provisions. The 1992 Cable Act prohibits the award of exclusive franchises and allows franchising authorities to exercise greater control over the operation of franchised cable systems, especially in the area of customer service and rate regulation. The 1992 Cable Act also allows franchising authorities to operate their own multichannel video distribution system without having to obtain a franchise and permits states or LFAs to adopt certain restrictions on the ownership of cable systems. Moreover, franchising authorities are immunized from monetary damage awards arising from regulation of cable systems or decisions made on franchise grants, renewals, transfers and amendments. Under certain circumstances, LFAs may become certified to regulate basic service cable rates.

   The specific terms and conditions of a franchise and the laws and regulations under which it was granted directly affect the profitability of the cable system. Cable franchises generally contain provisions governing fees to be paid to the franchising authority, length of the franchise term, renewal, sale or transfer of the franchise, territory of the franchise, design and technical performance of the system, use and occupancy of public streets and number and types of cable services provided.

   Although federal law has established certain procedural safeguards to protect incumbent cable television franchisees against arbitrary denials of renewal, the renewal of a franchise cannot be assured unless the franchisee has met certain statutory standards. Moreover, even if a franchise is renewed, a franchising authority may impose new and stricter requirements, such as the upgrading of facilities and equipment or higher franchise fees (subject, however, to limits set by federal law). To date, however, no request of the Company for franchise renewals or extensions has been denied. Despite favorable legislation and good relationships with its franchising authorities, there can be no assurance that franchises will be renewed or extended.

   Various proposals have been introduced at the state and local levels with regard to the regulation of cable systems, and several states have adopted legislation subjecting cable systems to the jurisdiction of centralized state governmental agencies, some that impose regulation similar to that of a public utility. Attempts in other states to regulate cable systems are continuing and can be expected to increase. Such proposals and legislation may be preempted by federal statute and/or FCC regulation. Massachusetts and Connecticut have adopted state level regulation.

   The foregoing does not purport to describe all present and proposed federal, state and local regulations and legislation relating to the cable industry. Other existing federal regulations, copyright licensing and, in many jurisdictions, state and local franchise requirements currently are the subject of a variety of judicial proceedings, legislative hearings and administrative and legislative proposals which could change, in varying degrees, the manner in which cable systems operate. Neither the outcome of these proceedings nor the impact upon the cable industry or the Company's cable systems can be predicted at this time.


PROPERTIES

   The Company's TV stations own and lease studio, tower, transmitter and antenna facilities and the Company's Cable systems own and lease studio, parking, storage, headend, tower, earth station and office facilities in the localities in which they operate. The Company leases office space in Marlboro, Massachusetts for its DBS operations. The television transmitter and antenna sites are generally located so as to provide optimum market coverage. The cable headend and tower sites are located at strategic points within the cable system franchise area to support the distribution system. The Company believes that its facilities are in good operating condition and are satisfactory for their present and intended uses. The following table contains certain information describing the general character of the Company's properties after giving effect to the Transactions:


                                                                                                             Expiration of Lease
Location and Type of Property                       Owned or Leased      Approximate Size                    or Renewal Options
------------------------------                      ----------------     -----------------                   -----------------
Corporate Office
          Radnor, Pennsylvania (office)             Leased               4,848 square feet                    11/30/97
TV Stations
          Jackson, MS (TV transmitting equipment)   Leased               1,125 foot tower                     2/28/04
          Jackson, MS (television station and       Lease-Purchase (1)   5,600 square foot building;          N/A
             transmitter building)                                       900 square foot building
          West Mountain, PA (tower and              Leased               9.6 acres                            1/31/00
             transmitter)
          916 Oak Street, Scranton, PA              Leased               8,600 square feet                    4/30/00
             (television
             station)
          Bald Eagle Mountain, PA (transmitting)    Leased               400 square feet                      9/30/97
                                                                          (Williamsport Tower)
          Nescopec Mountain, PA (transmitting)      Owned                400 foot tower                       N/A
          Williamsport, PA (tower)                  Owned                175 foot tower                       N/A
          Chattanooga, TN (transmitting)            Owned                577 foot tower                       N/A
          2401 East Main St., Chattanooga, TN       Owned                14,800 square feet                   N/A
             (former television station)
          1201 East Main St., Chattanooga, TN       Owned                16,240 square foot building          N/A
             (present television station)                                on 3.17 acres
          2320 Congress Street, Portland, ME        Leased               8,000 square feet                    12/31/97
             (television station)
          Gray, ME (tower)                          Owned                18.6 acres                           N/A
          1203 Governor's Square, Tallahassee, FL   Leased               5,012 square feet                    1/31/97
             (television station)
          Leon County, FL                           Leased(2)            30 acres                             2/28/98
          Nickleville, GA (tower)                   Owned                22.5 acres                           N/A
DBS Systems
          Marlboro, MA (office)                     Leased               1,310 square feet                    7/31/99
          Charlton, MA (warehouse)                  Leased               1,750 square foot area               monthly
Cable Systems
          Winchester, CT (headend)                  Owned                15.22 acres                          N/A
          140 Willow Street, Winsted, CT (office)   Owned                1,900 square feet                    N/A
          Charlton, MA (office, headend site)       Leased               38,223 square feet                   5/9/99
          Hinsdale, MA (headend site)               Leased               30,590 square feet                   2/1/04
          Lanesboro, MA (headend site)              Leased               62,500 square feet                   4/13/97
          West Stockbridge, MA (headend site)       Leased               1.59 acres                           4/4/05
          Bethlehem, NH (headend site)(3)           Leased               1.84 acres                           5/1/03
          Moultonboro, NH (office)(3)               Leased               1,250 square feet                    12/31/02
          Tuftonboro, NH (headend site)(3)          Leased               58,789 square feet                   6/30/03
          Route #2, Puerto Rico (office)            Leased               2,520 square foot building           8/30/98
          Mayaguez, Puerto Rico (headend)           Leased               530 square foot building             8/30/98
          Mayaguez, Puerto Rico (warehouse)         Leased               1,750 square foot area               monthly
          San German, Puerto Rico (headend site)    Owned                1,200 square feet; 200 foot tower    N/A
          San German, Puerto Rico (tower and        Owned                60 foot tower; 192 square meters     N/A
             transmitter)
          San German, Puerto Rico (office)          Leased               2,928 square feet                    2/1/01
          Anasco, Puerto Rico (office)              Leased               500 square feet                      2/28/99
          Anasco, Puerto Rico (headend site)        Leased               1,200 square meters                  3/24/97
          Anasco, Puerto Rico (headend)             Owned                59 foot tower                        N/A
          Guanica, Puerto Rico (headend site)       Leased               40 foot tower; 121 square meters     2/28/04
          Cabo Rojo, Puerto Rico (headend site)     Leased               40 foot tower; 121 square meters     11/10/04
          Hormigueros, Puerto Rico (warehouse)      Leased               2,000 square feet                    monthly

------
(1) The Company entered into a lease/purchase agreement in July 1993 which calls for 60 monthly payments of $4,500 at the end of which the property is conveyed to the Company.

(2) The Company holds an option to purchase this site for $150,000.

(3) In connection with the New Hampshire Cable Sale, these leases would be assigned to the prospective purchaser.

EMPLOYEES

   At August 15, 1996, the Company had 240 full-time and 29 part-time employees. The Company is not a party to any collective bargaining agreement and considers its relations with its employees to be good.

LEGAL AND OTHER PROCEEDINGS

   Pursuant to the 1992 Cable Act and related regulations and orders, the Connecticut Department of Public Utility Control (the "DPUC") initiated proceedings in 1994 to review the basic service rates and certain related charges of certain cable systems in Connecticut, including those of the Company. In addition, pursuant to complaints received in accordance with the 1992 Cable Act and related regulations and orders, the FCC initiated a review of rates for CPST services (comprising traditional cable networks) provided by certain of the Company's New England Cable systems. In connection with the state and FCC proceedings, the Company has made filings to justify its existing service rates and to request further rate increases. In March and April 1996, the FCC approved the CPST rates that had been in effect for the Company's Connecticut Cable system, and in July 1996, the final rate complaint affecting the Company's Massachusetts Cable System was dismissed.

   The Connecticut DPUC issued two adverse rate orders on November 28, 1994 concerning the cost-of-service rate justification filed by the Company, requiring the Company to issue refunds for two different time periods. The first order ("Phase One") covers the period September 1, 1993 through May 14, 1994. The second order ("Phase Two") covers the period after May 14, 1994. In its rate orders, the Connecticut DPUC ordered refunds of basic service and equipment charges totalling $90,000 and $51,000 as of December 31, 1994 for the Phase One and Phase Two periods, respectively. The Company appealed the Connecticut DPUC order to the FCC arguing that in ordering refunds, the Connecticut DPUC misapplied its own and the FCC's cost-of-service standards by ignoring past precedent, by failing to consider the Company's unique circumstances and by failing to make appropriate exceptions to cost-of-service presumptions. The FCC has stayed the Connecticut DPUC orders. To date, the FCC has not yet issued sufficient rulings to predict how it will decide the issues raised by the Company on appeal. Although no decision with respect to the Company's Connecticut DPUC appeal has been reached, in the event the FCC issues an adverse ruling, the Company expects to make refunds in kind rather than in cash.

   The 1996 Act immediately eliminates rate regulation for CPST for small cable operators, such as the Company. Pursuant to the 1996 Act, a small cable operator is one that directly or through an affiliate serves in the aggregate less than one percent of the subscribers in the United States and is not affiliated with any entity or entities whose gross annual revenues in the aggregate exceeds $250,000,000. In June 1995 the FCC released an order providing rate regulation relief to small cable operators which serve 400,000 or fewer subscribers in any system with 15,000 or fewer subscribers. As a result of this order, such small cable operators are now eligible to justify their basic rates based on a four-element rate calculation. If the per channel rate resulting from this calculation is $1.24 or less, the rate is presumed reasonable. If the rate is higher than $1.24, the cable operator bears the burden of justifying the higher rate. The current per channel rate for each of the Company's Cable systems is substantially less than $1.24. This new rate regulation option is available regardless of whether the operator has used another option previously. If a small system is later acquired by a larger company, the system will continue to have this regulatory option. In addition, small systems, as defined by this ruling, are now permitted to use all previously available small system and small operator relief, which includes the ability to pass through certain headend upgrade costs, and the ability to enter into alternative rate regulation agreements with franchising authorities.

   Acting pursuant to the FCC's June 1995 order with respect to small cable systems, in early 1996, the Company filed with the Massachusetts Community Antenna Television Commission (the "Massachusetts Cable Commission") and the Connecticut DPUC proposed new rates for the Company's revised basic service for its Massachusetts and Connecticut cable systems. In March 1996, the Massachusetts Cable Commission approved the proposed higher rates for the Massachusetts systems, and those rates went into effect on April 1, 1996. As of this date, the Connecticut DPUC has not yet acted upon the Company's filing. On April 1, 1996, the Company put into effect the proposed new rates for its Connecticut system, subject to possible refund. The new rates are on a per-channel basis less that the $1.24 presumed-reasonable standard established by the FCC's June 1995 order.

                     MANAGEMENT AND CERTAIN TRANSACTIONS

EXECUTIVE OFFICERS AND DIRECTORS

   Set forth below is certain information concerning the executive officers and directors of Pegasus.

 Name                      Age   Position
 ----------------------   -----   --------------------------------------------------
Marshall W. Pagon.  ...    40    Chairman of the Board, President, Chief Executive Officer
                                 and Treasurer
Robert N. Verdecchio.      40    Senior Vice President, Chief Financial Officer and
                                 Assistant Secretary
Ted S. Lodge  .........    40    Senior Vice President, General Counsel, Chief
                                 Administrative Officer and Assistant Secretary
Howard E. Verlin  .....    35    Vice President and Secretary
Guyon W. Turner  ......    54    Vice President
James J. McEntee, III      38    Director
Donald W. Weber  ......    60    Director


   Marshall W. Pagon has served as President, Chief Executive Officer, Treasurer and Chairman of the Board of Pegasus since its incorporation. Mr. Pagon also serves as Chief Executive Officer and Director of each of Pegasus' subsidiaries. From 1991 to October 1994, when the assets of various affiliates of PM&C, principally limited partnerships that owned and operated the Company's TV and Cable operations, were transferred to PM&C's subsidiaries, Mr. Pagon or entities controlled or affiliated with Mr. Pagon served as the general partner of these partnerships and conducted the business of the Company. Mr. Pagon's background includes over 15 years of experience in the media and communications industry. In 1987, Mr. Pagon organized the Management Company to provide management and other services to companies in the media and communications industry. The Management Company has provided management and accounting services to PM&C and its subsidiaries.

   Robert N. Verdecchio has served as Pegasus' Senior Vice President, Chief Financial Officer and Assistant Secretary since its inception. He has also served similar functions for PM&C's affiliates and predecessors in interest since 1990. Mr. Verdecchio is a certified public accountant and has over ten years of experience in the media and communications industry.

   Ted S. Lodge has served as Senior Vice President, General Counsel, Chief Administrative Officer and Assistant Secretary of Pegasus since July 1, 1996. From June 1992 through May 1996, Mr. Lodge practiced law with the law firm of Lodge & Company. During such period, Mr. Lodge was engaged by the Company as its outside legal counsel in connection with several of the Company's acquisitions. Prior to founding Lodge & Company, Mr. Lodge served as Vice President, Legal Department of SEI Corporation from May 1991 to June 1992 and as Vice President, General Counsel of Vik Brothers Insurance, Inc. from March 1989 to May 1991.

   Howard E. Verlin is a Vice President and Secretary of Pegasus and is responsible for operating activities of the Company's Cable and DBS subsidiaries, including supervision of their general managers. Mr. Verlin has served similar functions with respect to the Company's predecessors in interest and affiliates since 1987 and has over 14 years of experience in the media and communications industry.

   Guyon W. Turner is a Vice President of Pegasus and is responsible for the Company's broadcast television subsidiary. From 1984 to 1993, Mr. Turner was the managing general partner of Scranton TV Partners, Ltd., from which the Company acquired WOLF and WWLF in 1993. Mr. Turner was also chairman and director of Empire Radio Partners, Ltd. from March 1991 to December 1993. In November 1992, Empire filed for protection under Chapter 11 of the Bankruptcy Code. Mr. Turner's background includes over 20 years of experience in the media and communications industry.

   James J. McEntee, III, has been a Director of Pegasus since October 8, 1996. Mr. McEntee has been a member of the law firm of Lamb, Windle & McErlane, P.C. for the past five years and a principal of that law firm for the past three years.

   Donald W. Weber has been a Director of Pegasus since its incorporation and a director of PM&C since November 1995. Mr. Weber has been the President and Chief Executive Officer of Viewstar Entertainment Services, Inc., an NRTC member that distributes DIRECTV services in North Georgia, since August 1993. From November 1991 through August 1993, Mr. Weber was a private investor and consultant to various communication companies. Prior to that time, Mr. Weber was President and Chief Operating Officer of Contel Corporation until its merger with GTE Corporation in 1991. Mr. Weber is currently a member of the boards of directors of InterCel, Inc. and Healthdyne Information Enterprises, Inc. which are publicly-traded companies.

   Shortly after the commencement of the Registered Exchange Offer, the Company anticipates having a Board of Directors consisting of five members, including Mr. Pagon, Mr. McEntee and Mr. Weber.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   Prior to the Public Offering, the Company did not have a compensation committee or any other committee of the Board of Directors performing similar functions. Decisions concerning compensation of executive officers were made by the Board of Directors, which included Mr. Pagon, the President and Chief Executive Officer of the Company. Upon increasing the size of the Board to five members, the Company expects to establish a compensation committee.

COMPENSATION OF DIRECTORS

   Under the Company's By-laws, each director is entitled to receive such compensation, if any, as may from time to time be fixed by the Board of Directors. The Company currently pays its directors who are not employees or officers of the Company an annual retainer of $5,000 plus $500 for each Board meeting attended in person and $250 for each Board meeting held by telephone. The Company also reimburses each director for all reasonable expenses incurred in traveling to and from the place of each meeting of the Board or committee of the Board.


   As additional remuneration for joining the Board, Mr. Weber was granted in April 1996 an option to purchase 3,385 shares of Class A Common Stock at an exercise price of $14.00 per share. Mr. Weber's option vested upon issuance, is exercisable until November 2000 and, at the time of grant, was issued at an exercise price equal to fair market value at the time Mr. Weber was elected a director.


MANAGEMENT AGREEMENT

   The Management Company performs various management and accounting services for the Company pursuant to the Management Agreement between the Management Company and the Company. Mr. Pagon controls and is the majority owner of the Management Company. Upon the consummation of the Public Offering, the Management Agreement was transferred to the Company, and the employees of the Management Company became employees of the Company. In consideration for the transfer of this agreement together with certain net assets, including approximately $1.4 million of accrued management fees, the Management Company received $19.6 million of Class B Common Stock or 1,400,000 shares of Class B Common Stock and approximately $1.4 million in cash. Of the 1,400,000 shares, 182,652 were exchanged for an equal number of shares of Class A Common Stock and transferred to certain members of management who were participants in the Management Share Exchange. The fair market value of the Management Agreement was determined by Kane Reece Associates, Inc. ("Kane Reece"), an independent appraiser, based upon a discounted cash flow approach using historical financial results and management's financial projections. In return for Kane Reece's services, the Company incurred a fee of approximately $15,000 plus expenses.

   Under the Management Agreement, the Management Company provided specified executive, administrative and management services to PM&C and its operating subsidiaries. These services included: (i) selection of personnel; (ii) review, supervision and control of accounting, bookkeeping, recordkeeping, reporting and revenue collection; (iii) supervision of compliance with legal and regulatory requirements; and (iv) conduct and control of daily operational aspects of the Company. In consideration for the services performed by the Management Company under the Management Agreement, the Company was charged management fees, which represented 5% of the Company's net revenues, and reimbursements for the Management Company's accounting department costs. The Management Company's offices are located at 5 Radnor Corporate Center, Suite 454, Radnor, Pennsylvania 19087.

TOWERS PURCHASE


   Simultaneously with the completion of the Public Offering, the Company purchased Towers' assets for total consideration of approximately $1.4 million. Towers is beneficially owned by Marshall W. Pagon. The Towers Purchase consists of ownership and leasehold interests in three tower properties. Towers leases space on each of its towers to the Company and also leases space to unaffiliated companies. The purchase price was determined by an independent appraisal.

SPLIT DOLLAR AGREEMENT


   In November 1996, the Company plans to enter into a Split Dollar Agreement with the trustees of an insurance trust established by Marshall W. Pagon. Under the Split Dollar Agreement, the Company has agreed to pay a portion of the premiums for certain life insurance policies covering Mr. Pagon owned by the insurance trust. The Agreement will provide that the Company will be repaid for all amounts it expends for such premiums, either from the cash surrender value or the proceeds of the insurance policies.


EXECUTIVE COMPENSATION

   The salaries of the Company's executive officers were historically paid by the Management Company. Upon the closing of the Public Offering, the Management Agreement was transferred to the Company and the salaries of the Company's executive officers began to be paid for by the Company. The following table summarizes the compensation paid for the last two fiscal years to the Chief Executive Officer and to each of the Company's most highly compensated officers whose total annual salary and bonus for the fiscal year ended December 31, 1995 exceeded $100,000.

                          SUMMARY COMPENSATION TABLE

                                                                                                            Long-Term
                                                                              Annual Compensation(1)       Compensation
                                                                           ----------------------------   --------------
                                                                                                            Restricted
                                                                                         Other Annual         Stock
Name                    Principal Position                         Year      Salary      Compensation         Awards
---------------------   --------------------------------------   ------    ----------   --------------   --------------
Marshall W. Pagon  ...  President and Chief Executive Officer      1995     $150,000           --               --
                                                                   1994     $150,000           --               --
Robert N. Verdecchio    Senior Vice President, Chief Financial     1995     $122,083           --           $133,450(3)
                        Officer and Assistant Secretary            1994     $ 90,000           --               --
Howard E. Verlin  ....  Vice President, Cable and Satellite        1995     $100,000           --           $ 95,321(3)
                        Television, and Secretary                  1994     $ 65,000           --               --
Guyon W. Turner  .....  Vice President, Broadcast Television       1995     $130,486       $18,200(2)       $ 95,321(3)
                                                                   1994     $140,364       $20,480(2)           --

------
(1) Prior to the consummation of the Public Offering, the Company's executive officers never received any salary or bonus compensation from the Company. The salary amounts presented above were paid by the Management Company. There are no employment agreements between the Company and its executive officers.

(2) Includes $18,000 housing allowance paid by the Company.

(3) Represents grants of the Parent's Non-Voting Common Stock in 1995 (875 shares to Mr. Verdecchio and 625 shares each to Messrs. Verlin and Turner). Amounts shown in the table are based on a valuation prepared for the Parent at the time of the grants. One-fourth of the shares vest on December 31 of each of 1995, 1996, 1997 and 1998. Upon the completion of the Public Offering, all of the Parent's Non-Voting Common Stock were exchanged for shares of Class A Common Stock pursuant to the Management Share Exchange.

INCENTIVE PROGRAM

 GENERAL

   The Incentive Program, which includes the Restricted Stock Plan (as defined), the 401(k) Plans (as defined) and the Stock Option Plan (as defined), is designed to promote growth in stockholder value by providing employees with restricted stock awards in the form of Class A Common Stock and grants of options to purchase Class A Common Stock. Awards under the Restricted Stock Plan and the 401(k) Plans are in proportion to annual increases in Location Cash Flow. For this purpose Location Cash Flow is automatically adjusted for acquisitions such that, for the purpose of calculating the annual increase in Location Cash Flow, the Location Cash Flow of the acquired properties is included as if it had been a part of the Company's financial results for the comparable period of the prior year. The Company has authorized up to 720,000 shares of Class A Common Stock in connection with the Incentive Program (subject to adjustment to reflect stock dividends, stock splits, recapitalizations, and similar changes in the capitalization of Pegasus).

   The Company believes that the Restricted Stock Plan and 401(k) Plans result in greater increases in stockholder value than result from a conventional stock option program, because these plans create a clear cause and effect relationship between initiatives taken to increase Location Cash Flow and the amount of incentive compensation that results therefrom.

   Although the Restricted Stock Plan and 401(k) Plans like conventional stock option programs provide compensation to employees as a function of growth in stockholder value, the tax and accounting treatments of these programs are different. For tax purposes, incentive compensation awarded under the Restricted Stock Plan (upon vesting) and the 401(k) Plans is fully tax deductible as compared to conventional stock option grants which generally are only partially tax deductible upon exercise. For accounting purposes, conventional stock option programs generally do not result in a charge to earnings while compensation under the Restricted Stock Plan and the 401(k) Plans do result in a charge to earnings. The Company believes that these differences result in a lack of comparability between the EBITDA of companies that utilize conventional stock option programs and the EBITDA of the Company.

   The table below lists the specific maximum components of the Restricted Stock Plan and the 401(k) Plans in terms of a $1 increase in annual Location Cash Flow.

 Component                                                                                      Amount
 ------------------------------------------------------------------------------------------   ----------
Restricted Stock grants to general managers based on the increase in annual Location Cash
  Flow of individual business units .......................................................     6 cents
Restricted Stock grants to department managers based on the increase in annual Location
  Cash Flow of individual business units ..................................................     6 cents
Restricted Stock grants to corporate managers (other than executive officers) based on the
  Company-wide increase in annual Location Cash Flow ......................................     3 cents
Restricted Stock grants to employees selected for special recognition  ....................     5 cents
Restricted Stock grants under the 401(k) Plan for the benefit of all eligible employees
  and allocated pro-rata based on wages ...................................................    10 cents
                                                                                              ----------
    Total  ................................................................................    30 cents
                                                                                              ==========

   Currently, the Company has seven general managers, 27 department managers and nine corporate managers.

   Executive officers and non-employee directors are not eligible to receive profit sharing awards under the Restricted Stock Plan. Executive officers are eligible to receive awards under the Restricted Stock Plan consisting of (i) special recognition awards and (ii) awards made to the extent that an employee does not receive a matching contribution because of restrictions of the Internal Revenue Code of 1986, as amended (the "Code"). Executive Officers and non-employee directors are eligible to receive options under the Stock Option Plan.

RESTRICTED STOCK PLAN

   In September 1996, Pegasus adopted the Pegasus Restricted Stock Plan (the "Restricted Stock Plan" and, together with the 401(k) Plans and the Stock Option Plan, the "Incentive Program"), which was also approved by Pegasus' stockholders in September 1996. Under the Restricted Stock Plan, 270,000 shares of Class A

Common Stock (subject to adjustment to reflect stock dividends, stock splits, recapitalizations, and similar changes in the capitalization of Pegasus) are available for granting restricted stock awards to eligible employees of the Company who have completed at least one year of service. The Restricted Stock Plan provides for three types of restricted stock awards that are made in the form of Class A Common Stock as shown in the table above: (i) profit sharing awards to general managers, department managers and corporate managers (other than executive officers); (ii) special recognition awards for consistency (team award), initiative (a team or individual award), problem solving (a team or individual award) and individual excellence; and (iii) awards that are made to the extent that an employee does not receive a matching contribution under the U.S. 401(k) Plan because of restrictions of the Code.

   Administration. The Restricted Stock Plan is administered by a committee whose members are selected by Pegasus' Board of Directors (the "Restricted Stock Plan Committee"). With respect to special recognition awards made to managers who are officers or directors, the Restricted Stock Plan will be administered by a committee of not fewer than two non-employee directors of Pegasus, or the entire Board of Pegasus.

   Vesting. Restricted Stock Awards vest on the following schedule: 34% after two years of service with the Company (including years before the Restricted Stock Plan was established), 67% after three years of service and 100% after four years of service. A grantee also becomes fully vested in his outstanding restricted stock award(s) upon death or disability. If a grantee's employment is terminated for a reason other than death or disability before completing four years of service, his unvested restricted stock awards will be forfeited. Restricted stock is held by the Company prior to becoming vested. The grantee will, however, be entitled to vote the restricted stock and receive any dividends of record prior to vesting.

   Duration and Amendment of Restricted Stock Plan. The Restricted Stock Plan became effective in September 1996, and will terminate in September 2006. The Board of Directors of Pegasus may amend, suspend or terminate the Restricted Stock Plan, and the Restricted Stock Plan administrator may amend any outstanding restricted stock awards, at any time, subject to stockholder approval under certain circumstances, including increases in the number of shares authorized under the plan. A grantee must approve the suspension, discontinuance or amendment of the Restricted Stock Plan or the agreement evidencing his restricted stock award, if such action would materially impair the rights of the grantee under any restricted stock award previously granted to him or her.

   Restricted Stock Awards. The following special recognition awards have been made under the Restricted Stock Plan:

                                                             Number of
Name and Position                                            Shares(1)
-----------------------------------------------------   -----------------
Marshall W. Pagon, President
  and Chief Executive Officer ........................         N/A(2)
Robert N. Verdecchio, Senior Vice President, Chief
  Financial Officer and Assistant Secretary ..........           903
Howard E. Verlin, Vice President, Cable and
  Satellite Television and Secretary .................             0
Guyon W. Turner, Vice President, Broadcast Television              0
Executive Group  .....................................           903
Non-Executive Director Group  ........................         N/A(2)
Non-Executive Officer Employee Group  ................         2,711
                                                         -----------------
          Total  .....................................         3,614
                                                         =================

------
(1) Number of shares of Class A Common Stock subject to restricted stock awards granted to date.

(2) Marshall W. Pagon and non-executive directors are not eligible to receive the special recognition awards under the Restricted Stock Plan.

   Had the Restricted Stock Plan been in effect for the last fiscal year, the following profit sharing awards would have been made under the Restricted Stock Plan:


 Name and Position                                            Number of Shares(1)
 ---------------------------------------------------------   ---------------------
Marshall W. Pagon, President
  and Chief Executive Officer ............................           N/A(2)
Robert N. Verdecchio, Senior Vice President, Chief
  Financial Officer and Assistant Secretary ..............           N/A(2)
Howard E. Verlin, Vice President, Cable and
  Satellite Television and Secretary .....................           N/A(2)
Guyon W. Turner, Vice President, Broadcast Television  ...           N/A(2)
Executive Group  .........................................           N/A(2)
Non-Executive Director Group  ............................           N/A(2)
Non-Executive Officer Employee Group  ....................          18,072

------
(1) Number of shares of Class A Common Stock.

(2) The Company's executive officers and non-executive directors are not eligible to participate in the profit sharing awards under the Restricted Stock Plan.

STOCK OPTION PLAN

   In September 1996, Pegasus adopted the Pegasus Communications 1996 Stock Option Plan (the "Stock Option Plan"), which was also approved by Pegasus' stockholders in September 1996. Under the Stock Option Plan, up to 450,000 shares of Class A Common Stock (subject to adjustment to reflect stock dividends, stock splits, recapitalizations, and similar changes in the capitalization of Pegasus) are available for the granting of nonqualified stock options ("NQSOs") and options qualifying as incentive stock options ("ISOs") under Section 422 of the Code.

   Executive officers, who are not eligible to receive profit sharing awards under the Restricted Stock Plan, are eligible to receive NQSOs or ISOs under the Stock Option Plan, but no executive officer may be granted options covering more than 275,000 shares of Class A Common Stock under the Stock Option Plan. Directors of Pegasus who are not employees of the Company are eligible to receive NQSOs under the Stock Option Plan. Currently, five executive officers and one non-employee director are eligible to receive options under the Stock Option Plan.

   Administration. The Stock Option Plan is administered by a committee of not fewer than two non-employee directors of Pegasus, or the entire Board of Pegasus (the "Stock Option Plan Committee"). Executive officers and non-employee directors selected by the Stock Option Plan Committee will be eligible to receive options based on an executive officer's or non-employee director's contribution to the achievement of the Company's objectives and other relevant matters.

   Terms and Conditions of Options. When an option is granted, the Stock Option Plan Committee determines the term of the option (which may not be more than ten years), the exercise price (which may not be less than the fair market value of Class A Common Stock on the date of grant), and the date(s) on which the option becomes exercisable. However, ISOs granted to a person who owns more than 10% of the combined voting power of the stock of Pegasus (or of a subsidiary or parent) must have a term of not more than five years, and an exercise price of not less than 110% of the fair market value of Class A Common Stock on the date of grant. Options automatically become exercisable upon a Change of Control (as defined in the Stock Option Plan).

   The Stock Option Plan Committee may also provide that the term of an option will be shorter than it otherwise would have been if an optionee terminates employment or Board membership (for any reason, including death or disability). However, an ISO will expire no later than (i) three months after termination of employment for a reason other than death or disability, or
(ii) one year after termination of employment on account of disability. Also, no option may be exercised more than three years after an optionee's death.

   The exercise price and tax withholding obligations on exercise may be paid in various methods, including a cash payment and/or surrendering shares subject to the option or previously acquired shares of Class A Common Stock.

   Duration and Amendment of Stock Option Plan. The Stock Option Plan will terminate in September 2006 (ten years after it was adopted by the Board of Directors of Pegasus). The Board of Directors of Pegasus may amend, suspend or terminate the Stock Option Plan, and the Stock Plan Committee may amend any outstanding options, at any time. Nevertheless, certain amendments listed in the Stock Option Plan require stockholder approval. Examples of amendments which require stockholder approval include an amendment increasing the number of shares which may be subject to options, and an amendment increasing the duration of the Stock Option Plan with respect to ISOs. Further, an optionee must approve the suspension, discontinuance or amendment of the Stock Option Plan or the agreement evidencing his or her option, if such action would materially impair the rights of the optionee under any option previously granted to him or her.

   Federal Income Tax Treatment of Options.

     ISOs. If the requirements of Section 422 of the Code are met, an optionee recognizes no income upon the grant or exercise of an ISO (unless the alternative minimum tax rules apply), and the Company is not entitled to a deduction.

     NQSOs. An optionee recognizes no income at the time an NQSO is granted. Upon exercise of the NQSO, the optionee recognizes ordinary income for federal income tax purposes in an amount generally measured as the excess of the then fair market value of Class A Common Stock over the exercise price. Subject to Section 162(m) of the Code, the Company will be entitled to a tax deduction in the amount and at the time that an optionee recognizes ordinary income with respect to an NQSO.

401(K) PLANS

   Effective January 1, 1996, PM&C adopted the Pegasus Communications Savings Plan (the "U.S. 401(k) Plan") for eligible employees of PM&C and its domestic subsidiaries. In 1996, the Company's Puerto Rico subsidiary adopted the Pegasus Communications Puerto Rico Savings Plan (the "Puerto Rico 401(k) Plan" and, together with the U.S. 401(k) Plan, the "401(k) Plans") for eligible employees of the Company's Puerto Rico subsidiaries. The U.S. 401(k) Plan is intended to be qualified under sections 401(a) and 401(k) of the Code. The Puerto Rico 401(k) Plan is intended to be qualified under sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended.

   Substantially all Company employees who, as of the enrollment date under the 401(k) Plans, have completed at least one year of service with the Company are eligible to participate in one of the 401(k) Plans. Participants may make salary deferral contributions of 2% to 6% of salary to the 401(k) Plans.

   The Company may make three types of contributions to the 401(k) Plans, each allocable to a participant's account if the participant completes at least 1,000 hours of service in the applicable plan year, and is employed on the last day of the applicable plan year: (i) the Company matches 100% of a participant's salary deferral contributions to the extent the participant invested his or her salary deferral contributions in Class A Common Stock at the time of his or her initial contribution to the 401(k) Plans; (ii) the Company, in its discretion, may contribute an amount that equals up to 10% of the annual increase in Company-wide Location Cash Flow (these Company discretionary contributions, if any, are allocated to eligible participants' accounts based on each participant's salary for the plan year); and (iii) the Company also matches a participant's rollover contribution, if any, to the 401(k) Plans, to the extent the participant invests his or her rollover contribution in Class A Common Stock at the time of his or her initial contribution to the 401(k) Plans. Discretionary Company contributions and Company matches of employee salary deferral contributions and rollover contributions are made in the form of Class A Common Stock, or in cash used to purchase Class A Common Stock. Company contributions to the 401(k) Plans are subject to limitations under applicable laws and regulations.

   All employee contributions to the 401(k) Plans are fully vested at all times and all Company contributions, if any, vest on the following schedule:
34% after two years of service with the Company (including years before the 401(k) Plans were established); 67% after three years of service and 100% after four years of service. A participant also becomes fully vested in Company contributions to the 401(k) Plans upon attaining age 65 or upon his or her death or disability.

   To the extent a participant's account under the 401(k) Plans is invested in Class A Common Stock (one of eight investment alternatives currently available under the 401(k) Plans), distributions are made in Class A Common Stock. As of August 15, 1996, $88,225 of employee contributions are held by the Trustees of the 401(k) Plans pending the purchase of Class A Common Stock.

                            OWNERSHIP AND CONTROL


   The following table sets forth certain information with respect to the beneficial holdings of each director, each of the executive officers named in the Summary Compensation Table, and all executive officers and directors as a group, as well as the holdings of each stockholder who was known to Pegasus to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of more than 5% of the Class A Common Stock and Class B Common Stock and gives effect to the Transactions and the Registered Exchange Offer. Holders of Class A Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders generally, and holders of Class B Common Stock are entitled to ten votes per share. Shares of Class B Common Stock are convertible immediately into shares of Class A Common Stock on a one-for-one basis, and accordingly, holders of Class B Common Stock are deemed to own the same number of shares of Class A Common Stock. The Parent and Pegasus Capital, L.P. hold in the aggregate all shares of Class B Common Stock, representing 49.6% of the Common Stock (and 90.8% of the combined voting power of all voting stock) of Pegasus on a fully diluted basis. Marshall W. Pagon is deemed to be the beneficial owner of all of the Class B Common Stock. The outstanding capital stock of the Parent consists of 64,119 shares of Class A Voting Common Stock, all of which is beneficially owned by Marshall W. Pagon. See "Risk Factors -- Concentration of Share Ownership and Voting Control by Marshall W. Pagon."


                                             Pegasus Class A            Pegasus Class B
                                               Common Stock              Common Stock
                                            Beneficially Owned        Beneficially Owned
                                         ------------------------    ----------------------
Beneficial Owner                             Shares          %         Shares         %
 -------------------------------------   --------------   -------    -----------   --------
Marshall W. Pagon(1)(2)  .............     4,581,900(3)    49.6%     4,581,900      100.0%
Guyon W. Turner(1)  ..................       157,143        3.4%            --        --
Robert N. Verdecchio(1)  .............       170,903        3.7%            --        --
Howard E. Verlin  ....................        39,321           (4)          --        --
James J. McEntee, III  ...............           500           (4)          --        --
Donald W. Weber(5)  ..................         5,385           (4)          --        --
Harron Communications Corp.(6)
 70 East Lancaster Avenue
 Frazer, PA 19355  ...................       852,110       18.3%            --       --
Directors and Executive Officers as a
  Group (7
 persons)(7)  ........................     4,956,652       53.6%     4,581,900      100.0%

------
(1) The address of this person is c/o Pegasus Communications Management Company, 5 Radnor Corporate Center, Suite 454, 100 Matsonford Road, Radnor, Pennsylvania 19087.

(2) Pegasus Capital, L.P. holds 1,217,348 shares of Class B Common Stock. Mr. Pagon is the sole shareholder of the general partner of Pegasus Capital, L.P. and is deemed to be the beneficial owner of these shares. All of the 3,364,552 remaining shares of Class B Common Stock are owned by the Parent. All Class A Voting Common Stock of the Parent are held by Pegasus Communications Limited Partnership. Mr. Pagon controls Pegasus Communications Limited Partnership by reason of his ownership of all the outstanding voting stock of the sole general partner of a limited partnership that is, in turn, the sole general partner in Pegasus Communications Limited Partnership. As such, Mr. Pagon is the beneficial owner of 100% of Class B Common Stock with sole voting and investment power over all such shares.

(3) Represents 4,581,900 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock on a one-for-one basis.

(4) Represents less than 1% of the outstanding shares of the class of Common Stock.

(5) Includes 3,385 shares of Class A Common Stock issuable upon the exercise of the vested portion of outstanding stock options.

(6) Under the terms of a stockholder's agreement entered into by the Company in connection with the Michigan/Texas DBS Acquisition, the Company has a right of first offer to purchase any shares sold by Harron in a private transaction exempt from registration under the Securities Act.

(7) See footnotes (2), (3) and (5). Also includes 1,500 shares of Class A Common Stock owned by Ted S. Lodge's wife, for which Mr. Lodge disclaims beneficial ownership.

        PRO FORMA ORGANIZATIONAL STRUCTURE AND OWNERSHIP INTERESTS(1)



            CLASS A COMMON STOCK                           CLASS B COMMON STOCK
 ------------------------------------------------------    --------------------

                                                      Marshall W. Pagon



    Public         Participants in
 Stockholders      the Registered
    in the         Exchange Offer                                Parent and
    Public         and Management                             Pegasus Capital,
   Offering        Share Exchange      Harron      Other            L.P.
     (2)                 (3)            (4)         (5)             (6)


    32.4%               7.8%           9.2%        1.0%            49.6%


                                       100%

                                           Pegasus

                                       100%
                                             PM&C

------
(1) This chart assumes that all holders of the PM&C Class B Shares have accepted the Registered Exchange Offer.

(2) Consists of 3,000,000 shares of Class A Common Stock offered to the public in the Public Offering, which represents 5.9% of the voting power, and does not give effect to any exercise of the Underwriters' over-allotment option.

(3) Consists of 191,792 shares of Class A Common Stock offered to the holders of the PM&C Class B Shares pursuant to the Registered Exchange Offer (assuming all holders of the PM&C Class B Shares accept the Registered Exchange Offer), which represents 0.4% of the voting power; 263,606 shares of the Company's Class A Common Stock issued in connection with the Management Share Exchange, which represents 0.5% of the voting power; and 269,964 shares initially issued as Class B Common Stock and transferred as Class A Common Stock to certain members of management who were participants in the Management Share Exchange, which represents 0.5% of the voting power.

(4) Consists of 852,110 shares of the Class A Common Stock issued to Harron in connection with the Michigan/Texas DBS Acquisition, which represents 1.7% of the voting power.

(5) Includes 10,714 shares of the Company's Class A Common Stock issued in connection with the Portland Acquisition and 71,429 shares of the Company's Class A Common Stock issued in connection with the Portland LMA.

(6) Consists of 3,293,123 shares of Class B Common Stock issued to the Parent in exchange for the Parent's contribution of all of the PM&C Class A Shares (after giving effect to 87,312 shares of Class B Common Stock transferred as Class A Common Stock to certain members of management who were participants in the Management Share Exchange); 1,217,348 shares issued to Pegasus Capital, L.P. in connection with the Management Agreement Acquisition (after giving effect to 182,652 shares of Class B Common Stock transferred as Class A Common Stock to certain members of management who were participants in the Management Share Exchange); and 71,429 shares issued to the Parent in connection with the Portland Acquisition. Marshall W. Pagon is deemed to be the beneficial owner of all Common Stock held by the Parent and Pegasus Capital, L.P. See footnote 2 to the "Ownership and Control" table above. As such, Mr. Pagon has control of over 90.8% of the voting power of the Common Stock.

                         DESCRIPTION OF INDEBTEDNESS

NOTES


   PM&C, which became the direct subsidiary of Pegasus upon completion of the Public Offering, has outstanding $85.0 million in aggregate principal amount of its 12 1/2 % Series B Senior Subordinated Notes due 2005 (the "Notes"). The Notes are subject to the terms and conditions of an Indenture dated as of July 7, 1995 among PM&C, certain of its direct and indirect subsidiaries, as guarantors (the "Guarantors"), and First Union National Bank, as trustee, a copy of which is filed as an exhibit to the registration statement of which this Prospectus is a part. The Notes are subject to all of the terms and conditions of the Indenture. The following summary of the material provisions of the Indenture does not purport to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the Indenture and those terms made a part of the Indenture by the Trust Indenture Act of 1939, as amended. All terms defined in the Indenture and not otherwise defined herein are used below with the meanings set forth in the Indenture.


   General. The Notes will mature on July 1, 2005 and bear interest at 12 1/2 % per annum, payable semi-annually on January 1 and July 1 of each year. The Notes are general unsecured obligations of PM&C and are subordinated in right of payment to all existing and future Senior Debt of PM&C. The Notes are unconditionally guaranteed, on an unsecured senior subordinated basis, jointly and severally, by the Guarantors.

   Optional Redemption. The Notes are subject to redemption at any time, at the option of PM&C, in whole or in part, on or after July 1, 2000 at redemption prices (plus accrued interest and Liquidated Damages, if any) starting at 106.25% of principal during the 12-month period beginning July 1, 2000 and declining annually to 100% of principal on July 1, 2003 and thereafter.

   In addition, prior to July 1, 1998, PM&C may redeem up to 33 1/3 % of the aggregate principal amount of the Notes with the net proceeds of one or more public offerings of its common equity or the common equity of PM&C's direct parent, to the extent such proceeds are contributed (within 120 days of any such offering) to PM&C as common equity, at a price equal to 112.5% of the principal amount thereof plus accrued interest and Liquidated Damages, if any, provided that at least 66 2/3% of the original aggregate principal amount of the Notes remains outstanding thereafter.

   Change of Control. Upon the occurrence of a Change of Control, each holder of the Notes may require the Company to repurchase all or a portion of such holder's Notes at a purchase price equal to 101% of the principal amount thereof, together with accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of repurchase. Generally, a Change of Control, means the occurrence of any of the following: (i) the disposition of all or substantially all of PM&C's assets to any person other than Marshall W. Pagon or his Related Parties, (ii) the adoption of a plan relating to the liquidation or dissolution of PM&C, (iii) the consummation of any transaction in which a person becomes the beneficial owner of more of the voting stock of PM&C than is beneficially owned at such time by Mr. Pagon and his Related Parties, or (iv) the first day on which a majority of the members of the Board of Directors of PM&C or the Parent are not Continuing Directors.

   Subordination. The Notes are general unsecured obligations of PM&C and are subordinate to all existing and future Senior Debt of PM&C. The Notes will rank senior in right of payment to all junior subordinated Indebtedness of PM&C. The Subsidiary Guarantees are general unsecured obligations of the Guarantors and are subordinated to the Senior Debt and to the guarantees of Senior Debt of such Guarantors. The Subsidiary Guarantees rank senior in right of payment to all junior subordinated Indebtedness of the Guarantors.

   Certain Covenants. The Indenture contains a number of covenants restricting the operations of PM&C, which, among other things, limit the ability of PM&C to incur additional Indebtedness, pay dividends or make distributions, sell assets, issue subsidiary stock, restrict distributions from Subsidiaries, create certain liens, enter into certain consolidations or mergers and enter into certain transactions with affiliates.

   Events of Default. Events of Default under the Indenture include the following: (i) a default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the Notes; (ii) default in payment when due of the principal of or premium, if any, on the Notes; (iii) failure by PM&C to comply with certain provisions of the Indenture (subject, in some but not all cases, to notice and cure periods); (iv) default under certain items of Indebtedness for money borrowed by PM&C or any of its Restricted Subsidiaries; (v) failure by PM&C or any Restricted Subsidiary that would be a Significant Subsidiary to pay final judgments aggregating in excess of $2.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; (vi) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; or
(vii) certain events of bankruptcy or insolvency with respect to PM&C or any of its Restricted Subsidiaries.

   Upon the occurrence of an Event of Default, with certain exceptions, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may accelerate the maturity of all the Notes as provided in the Indenture.

NEW CREDIT FACILITY

   PM&C entered into a seven-year, senior secured revolving credit facility for $50.0 million. Proceeds of borrowings under the New Credit Facility may be used for acquisitions approved by the lenders in the TV, DBS or Cable businesses and for general corporate purposes. All subsidiaries of PM&C (other than Pegasus Cable Television of Connecticut, Inc. and subsidiaries that hold certain of the Company's broadcast licenses) are guarantors of the New Credit Facility, which is collateralized by a security interest in all assets of, and all stock in, Pegasus' subsidiaries (other than the assets of Pegasus Cable Television of Connecticut, Inc., the assets and stock of certain of the Company's license-holding subsidiaries, and any PM&C Class B Shares not held by Pegasus following the Registered Exchange Offer).

   Borrowings under the New Credit Facility bear interest, payable monthly, at LIBOR or the prime rate (as selected by the Company) plus spreads that vary with PM&C's ratio of total debt to operating cash flow. The New Credit Facility required payment of a closing fee of approximately $1.3 million and an annual commitment fee of 0.5% of the unused portion of the commitment payable quarterly in arrears and requires PM&C to purchase an interest rate hedging contract covering an amount equal to at least 50% of the total amount of borrowings from the reducing revolving facility for a minimum period of at least two years.

   The New Credit Facility requires prepayments and concurrent reductions of the commitment from asset sales or other transactions outside the ordinary course of business (subject to provisions permitting the proceeds of certain sales to be used to make approved acquisitions within stated time periods without reducing the commitments of the lenders) and contains covenants limiting the amounts of indebtedness that PM&C may incur, requiring the maintenance of minimum fixed charge coverage, interest coverage and debt service coverage ratios and limiting capital expenditures, dividends and other restricted payments. The New Credit Facility also contains other customary covenants, representations, warranties, indemnities, conditions precedent to closing and borrowing, and events of default.

   Beginning March 31, 1998, commitments under the New Credit Facility will reduce in quarterly amounts ranging from $1.3 million per quarter in 1998 to $2.3 million in 2002.

   All indebtedness under the New Credit Facility will constitute Senior Debt (as defined in the Indenture). See "Description of Indebtedness -- Notes."

                         DESCRIPTION OF CAPITAL STOCK

   The authorized capital stock of the Company (which, in this section, refers only to Pegasus) consists of (i) 30,000,000 shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), (ii) 15,000,000 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), and
(iii) 5,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). After giving effect to the Registered Exchange Offer (assuming all Holders of PM&C Class B Shares exchange their PM&C Class B Shares), 4,663,229 shares of Class A Common Stock and 4,581,900 shares of Class B Common Stock will be issued and outstanding. There are currently no shares of Preferred Stock outstanding.


   The following summary description relating to the Company's capital stock sets forth the material terms of the capital stock, but does not purport to be complete. A description of the Company's capital stock is contained in the Amended and Restated Certificate of Incorporation, which is filed as an exhibit to the registration statement of which this Prospectus forms a part. Reference is made to such exhibit for a detailed description of the provisions thereof summarized below.

COMMON STOCK

   Voting, Dividend and Other Rights. The voting powers, preferences and relative rights of the Class A Common Stock and the Class B Common Stock are identical in all respects, except that (i) the holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share, (ii) stock dividends on Class A Common Stock may be paid only in shares of Class A Common Stock and stock dividends on Class B Common Stock may be paid only in shares of Class B Common Stock and (iii) shares of Class B Common Stock have certain conversion rights and are subject to certain restrictions on ownership and transfer described below under "Conversion Rights and Restrictions on Transfer of Class B Common Stock." Any amendment to the Amended and Restated Certificate of Incorporation that has any of the following effects will require the approval of the holders of a majority of the outstanding shares of each of the Class A Common Stock and Class B Common Stock, voting as separate classes: (i) any decrease in the voting rights per share of Class A Common Stock or any increase in the voting rights of Class B Common Stock; (ii) any increase in the number of shares of Class A Common Stock into which shares of Class B Common Stock are convertible; (iii) any relaxation on the restrictions on transfer of the Class B Common Stock; or (iv) any change in the powers, preferences or special rights of the Class A Common Stock or Class B Common Stock adversely affecting the holders of the Class A Common Stock. The approval of the holders of a majority of the outstanding shares of each of the Class A Common Stock and Class B Common Stock, voting as separate classes, is also required to authorize or issue additional shares of Class B Common Stock (except for parallel action with respect to Class A Common Stock in connection with stock dividends, stock splits, recapitalizations and similar changes in the capitalization of Pegasus). Except as described above or as required by law, holders of Class A Common Stock and Class B Common Stock vote together on all matters presented to the stockholders for their vote or approval, including the election of directors.

   After the Registered Exchange Offer (assuming acceptance by all Holders), the outstanding shares of Class A Common Stock will equal 50.4% of the total Common Stock outstanding, and the holders of Class B Common Stock will have control of approximately 90.8% of the combined voting power of the Common Stock. The holders of the Class B Common Stock will, therefore, have the power to elect the entire Board of Directors of the Company. In particular, Marshall W. Pagon, by virtue of his beneficial ownership of all of the Class B Common Stock, will have sufficient voting power to determine the outcome of any matter submitted to the stockholders for approval (except matters on which the holders of Class A Common Stock are entitled to vote separately as a class), including the power to determine the outcome of all corporate transactions.


   Each share of Class A Common Stock and Class B Common Stock is entitled to receive dividends if, as and when declared by the Board of Directors of the Company out of funds legally available therefor. The Class A Common Stock and Class B Common Stock share equally, on a share-for-share basis, in any cash dividends declared by the Board of Directors.

   In the event of a merger or consolidation to which the Company is a party, each share of Class A Common Stock and Class B Common Stock will be entitled to receive the same consideration, except that holders of Class B Common Stock may receive stock with greater voting power in lieu of stock with lesser voting power received by holders of the Company's Class A Common Stock in a merger in which the Company is not the surviving corporation.

   Stockholders of the Company have no preemptive or other rights to subscribe for additional shares. Subject to any rights of holders of any Preferred Stock, all holders of Common Stock, regardless of class, are entitled to share equally on a share for share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of the Company. No shares of Common Stock are subject to redemption or a sinking fund. All shares of Class B Common Stock are, and all shares of Class A Common Stock offered hereby will be, when so issued or sold, validly issued, fully paid and nonassessable. In the event of any increase or decrease in the number of outstanding shares of either Class A Common Stock or Class B Common Stock from a stock split, combination or consolidation of shares or other capital reclassification, the Company is required to take parallel action with respect to the other class so that the number of shares of each class outstanding immediately following the stock split, combination, consolidation or capital reclassification bears the same relationship to each other as the number of shares of each class outstanding before such event.

   Conversion Rights and Restrictions on Transfer of Class B Common Stock. The Class A Common Stock has no conversion rights. Each share of Class B Common Stock is convertible at the option of the holder at any time and from time to time into one share of Class A Common Stock.

   The Company's Amended and Restated Certificate of Incorporation provides that any holder of shares of Class B Common Stock desiring to transfer such shares to a person other than a Permitted Transferee (as defined below) must present such shares to the Company for conversion into an equal number of shares of Class A Common Stock upon such transfer. Thereafter, such shares of Class A Common Stock may be freely transferred to persons other than Permitted Transferees, subject to applicable securities laws.

   Shares of Class B Common Stock may not be transferred except to (i) Marshall W. Pagon or any "immediate family member" of his; (ii) any trust (including a voting trust), corporation, partnership or other entity, more than 50% of the voting equity interests of which are owned directly or indirectly by (or, in the case of a trust not having voting equity interests which is more than 50% for the benefit of) and which is controlled by, one or more persons referred to in this paragraph; or (iii) the estate of any person referred to in this paragraph until such time as the property of such estate is distributed in accordance with such person's will or applicable law (collectively, "Permitted Transferees"). "Immediate family member" means the spouse or any parent of Marshall W. Pagon, any lineal descendent of a parent of Marshall W. Pagon and the spouse of any such lineal descendent (parentage and descent in each case to include adoptive and step relationships). Upon any sale or transfer of ownership or voting rights to a transferee other than a Permitted Transferee or if an entity no longer remains a Permitted Transferee, such shares of Class B Common Stock will automatically convert into an equal number of shares of Class A Common Stock. Accordingly, no trading market is expected to develop in the Class B Common Stock and the Class B Common Stock will not be listed or traded on any exchange or in any market.

   Effects of Disproportionate Voting Rights. The disproportionate voting rights of the Class A Common Stock and Class B Common Stock could have an adverse effect on the market price of the Class A Common Stock. Such disproportionate voting rights may make the Company a less attractive target for a takeover than it otherwise might be, or render more difficult or discourage a merger proposal, a tender offer or a proxy contest, even if such actions were favored by stockholders of the Company other than the holders of the Class B Common Stock. Accordingly, such disproportionate voting rights may deprive holders of Class A Common Stock of an opportunity to sell their shares at a premium over prevailing market prices, since takeover bids frequently involve purchases of stock directly from stockholders at such a premium price.

PREFERRED STOCK

   The Company has authorized 5,000,000 shares of Preferred Stock. No shares of Preferred Stock have been issued as of the date of this Prospectus. The Board of

Directors is empowered by Pegasus' Amended and Restated Certificate of Incorporation to designate and issue from time to time one or more classes or series of Preferred Stock without any action of the stockholders. The Board of Directors may authorize issuance in one or more classes or series, and may fix and determine the relative rights, preferences and limitations of each class or series so authorized. Such action could adversely affect the voting power of the holders of the Common Stock or could have the effect of discouraging or making difficult any attempt by a person or group to obtain control of the Company.

TRANSFER AGENT AND REGISTRAR


   The Transfer Agent and Registrar for the Common Stock is First Union National Bank of North Carolina.


LIMITATION ON DIRECTORS' LIABILITY

   The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. In the absence of the limitations authorized by the Delaware statute, directors could be accountable to corporations and their stockholders for monetary damages for conduct that does not satisfy their duty of care. Although the statute does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Pegasus' Amended and Restated Certificate of Incorporation limits the liability of Pegasus' directors to Pegasus or its stockholders to the fullest extent permitted by the Delaware statute. Specifically, the directors of Pegasus will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Pegasus or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation law or (iv) for any transaction from which the director derived an improper personal benefit. The inclusion of this provision in the Amended and Restated Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Pegasus and its stockholders.

                       SHARES ELIGIBLE FOR FUTURE SALE

   After giving effect to the Registered Exchange Offer (assuming acceptance by all Holders) the Company will have outstanding 4,663,229 shares of Class A Common Stock and 4,581,900 shares of Class B Common Stock, all of which shares of Class B Common Stock are convertible into shares of Class A Common Stock on a share for share basis. Of these shares, the 3,000,000 shares of Class A Common Stock sold in the Public Offering are tradeable without restriction unless they are purchased by affiliates of the Company. All shares to be received pursuant to the Registered Exchange Offer will also be tradeable without restriction, subject to the agreement of each exchanging Holder not to sell, otherwise dispose of or pledge any shares of the Class A Common Stock received in the Registered Exchange Offer until April 3, 1997 without the prior written consent of Lehman Brothers Inc. The approximately 1,471,437 remaining shares of Class A Common Stock and all of the 4,581,900 shares of Class B Common Stock are "restricted securities" under the Securities Act. These "restricted securities" and any shares purchased by affiliates of the Company in the Public Offering may be sold only if they are registered under the Securities Act or pursuant to an applicable exemption from the registration requirements of the Securities Act, including Rule 144 and Rule 701 thereunder. The holders of the remaining 4,944,564 of the 6,053,337 "restricted securities" have agreed not to sell, otherwise dispose of or pledge any shares of the Company's Common Stock or securities convertible into or exercisable or exchangeable for such Common Stock until April 3, 1997 without the prior written consent of Lehman Brothers Inc. All of the Company's directors and executive officers are subject to the lock-up.

   In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least two years, including affiliates, may sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding Class A Common Stock (approximately 46,632 shares immediately after the Registered Exchange Offer) or the average weekly trading volume in the Class A Common Stock on the Nasdaq during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. A person who is not deemed an affiliate of the Company and who has beneficially owned restricted shares for three years from the date of acquisition of restricted securities from the Company or any affiliate is entitled to sell such shares under Rule 144(k) freely and without restriction or registration under the Securities Act. As used in Rule 144, affiliates of the Company generally include its directors, executive officers and persons directly or indirectly owning 10% or more of the Class A Common Stock. Without consideration of the lock-up agreements described above, none of the restricted securities would be available for immediate sale in the public market in reliance on Rule 144(k) or would be available for immediate sale under Rule 144.

   The Commission has proposed to amend the holding period required by Rule 144 to permit sales of "restricted securities" after one year rather than two years (and two years rather than three years for non-affiliates who desire to sell such shares under Rule 144(k). If such proposed amendment were enacted, the "restricted securities" would become freely tradeable (subject to any applicable contractual restrictions) at correspondingly earlier dates.

   Under Rule 701, any employee, officer or director of, or consultant to the Company who prior to the Public Offering purchased shares pursuant to a written compensatory plan or contract and who is not an affiliate of the Company, is entitled to sell such shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 commencing 90 days after the Public Offering. Rule 701 also permits affiliates to sell such shares without having to comply with the Rule 144 holding period restrictions commencing 90 days after the Public Offering. As of the date hereof, approximately 270,605 shares of Class A Common Stock would be eligible for sale under Rule 701.

OPTIONS AND WARRANTS


   As additional remuneration for joining the Board of Directors of PM&C, Donald W. Weber was granted in April 1996 an option to purchase 3,385 shares of Class A Common Stock at an exercise price of $14.00 per share. Mr. Weber's option vested upon issuance, is exercisable until November 2000 and, at the time of grant, was issued at an exercise price equal to fair market value at the time Mr. Weber was elected a director.

   In connection with the acquisition of WTLH, the Parent issued to various trusts controlled by the sellers of WTLH (the "WTLH Trusts") the WTLH Warrants to purchase in the aggregate $1,000,000 of Class A Common Stock of Pegasus at the price to the public in the Public Offering, commencing on the date that the registration statement to which this Prospectus relates is declared effective and ending 120 days after such date. The WTLH Trusts will have the right to acquire approximately 71,429 shares of Class A Common Stock. Such shares will be "restricted securities" within the meaning of Rule 144.

REGISTRATION RIGHTS

   Class A Common Stock. In connection with the Michigan/Texas DBS Acquisition, the Company granted certain piggyback registration rights to Harron. These rights expire upon the Class A Common Stock issued to Harron becoming eligible for sale under Rule 144 of the Securities Act. Similar rights have been granted to the holder of the 71,429 shares of Class A Common Stock issued in connection with the acquisition of the Portland LMA and the 10,714 shares of Class A Common Stock issued in connection with the Portland Acquisition.

   PM&C Class B Shares. The Holders of the PM&C Class B Shares are entitled to certain demand and piggyback registration rights with respect to the registration of capital stock by the Parent or PM&C. These rights do not apply with respect to offerings by Pegasus. Although the Company expects that all Holders of the PM&C Class B Shares will accept the Registered Exchange Offer, a possibility exists that some Holders of the PM&C Class B Shares will retain their shares. It is likely that these registration rights will provide little or no practical benefit to Holders of the PM&C Class B Shares who fail to accept the Registered Exchange Offer. First, it is unlikely that PM&C, once it is a subsidiary of Pegasus, or the Parent will ever make a public equity offering. Thus, it is unlikely that holders would have an opportunity to exercise their piggyback registration rights. Second, the demand registration rights may be exercised only if the demand registration includes at least 25% of the PM&C Class B Shares originally issued. If, as the Company anticipates, the holders of more than 75% of the PM&C Class B Shares accept the Registered Exchange Offer, the remaining holders of the PM&C Class B Shares will not hold the 25% necessary to require registration of the PM&C Class B Shares. Third, even if Holders of the PM&C Class B Shares retain more than 25% of their stock after the Registered Exchange Offer and can initiate a demand registration after July 7, 2000, the date when the demand registration right applies in the absence of a prior public equity offering by PM&C or the Parent, there is not expected to be a market for the PM&C Class B Shares.

LOCK-UP AGREEMENT

   All of the executive officers and directors of Pegasus, who will be deemed to beneficially own 4,956,652 shares of Common Stock (including options to purchase 3,385 shares) upon consummation of the Registered Exchange Offer, have agreed with the Underwriters not to sell, otherwise dispose of or pledge any shares of the Common Stock or any securities convertible into or exercisable for such Common Stock until April 3, 1997, without the prior written consent of Lehman Brothers Inc. In addition, the terms of the Registered Exchange Offer require that each exchanging holder agree not to sell, otherwise dispose of or pledge any shares of the Class A Common Stock received in the Registered Exchange Offer for the same period without the consent of Lehman Brothers Inc.

                             PLAN OF DISTRIBUTION

   The shares of Class A Common Stock to be offered hereby pursuant to the Registered Exchange Offer are being offered by Pegasus in exchange for shares of any and all outstanding shares of PM&C Class B Shares.

   PM&C has outstanding 8,500 PM&C Class B Shares. Each PM&C Class B Share will be exchanged for 22,564 shares of Class A Common Stock. The exchange ratio of the Class A Common Stock to be issued in the Registered Exchange Offer has been determined so that immediately after giving effect to the Parent's contribution of the PM&C Class A Shares and the completion of the Registered Exchange Offer (assuming all holders of PM&C Class B Shares exchange their PM&C Class B Shares), but before giving effect to the issuance of additional shares of Common Stock in connection with the Public Offering and the other Transactions, the Parent and the holders of the PM&C Class B Shares would have held 95% and 5% of the equity of Pegasus and 99.5% and 0.5% of the voting rights of Pegasus' Common Stock, respectively, which are the same proportions in which they owned and had voting rights with respect to PM&C. Only whole shares of Class A Common Stock will be issued pursuant to the Registered Exchange Offer. In lieu of fractional shares to which a holder of PM&C Class B Shares would otherwise be entitled, the holder of PM&C Class B Shares will be paid in cash based upon the initial public offering price of the Class A Common Stock of $14.00 per share, and no certificates or scrip representing fractional shares of Class A Common Stock will be issued.

   The expenses of soliciting tenders will be borne by Pegasus. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of Pegasus and its affiliates.

   Pegasus has not retained any dealer-manager in connection with the Registered Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Registered Exchange Offer. Pegasus, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

   The cash expenses to be incurred in connection with the Registered Exchange Offer will be paid by Pegasus and are estimated in the aggregate to be approximately $80,000. Such expenses include registration fees, fees and expenses of the Exchange Agent, accounting and legal fees and printing costs, among others.

   Pegasus will pay all transfer taxes, if any, applicable to the exchange of PM&C Class B Shares pursuant to the Registered Exchange Offer. If, however, a transfer tax is imposed for any reason other than the exchange of the PM&C Class B Shares pursuant to the Registered Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered Holder or any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering Holder.

                                LEGAL MATTERS


   The validity of the issuance of the Class A Common Stock offered hereby, when exchanged for shares of PM&C Class B Shares upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal will be passed upon by Drinker Biddle & Reath, counsel for the Company. Michael B. Jordan, a partner of Drinker Biddle & Reath, is an Assistant Secretary of the Company.

                                   EXPERTS

   The Company's combined balance sheets as of December 31, 1994 and 1995 and the related combined statements of operations, statements of changes in total equity and statements of cash flows for each of the two years in the period ended December 31, 1995 included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

   The Company's combined statement of operations, statement of changes in total equity and statement of cash flows for the year ended December 31, 1993 included in this Prospectus, have been included herein in reliance on the report of Herbein + Company, Inc., independent accountants, given on the authority of that firm as experts in accounting and auditing.

   The balance sheets of Portland Broadcasting, Inc. as of September 25, 1994 and September 24, 1995 and the related statements of operations, statements of deficiency in assets and statements of cash flows for the fiscal years ended September 26, 1993, September 25, 1994 and September 24, 1995, included in this Prospectus, have been included herein in reliance on the report of Ernst & Young LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

   The balance sheets of WTLH, Inc. as of December 31, 1994 and 1995 and the related statements of operations, statements of capital deficiency, and statements of cash flows for each of the two years in the period ended December 31, 1995, included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

   The combined balance sheets of the DBS Operations of Harron Communications Corp. as of December 31, 1994 and 1995 and the related combined statements of operations, and statements of cash flows for each of the two years in the period ended December 31, 1995 included in this Prospectus, have been included herein in reliance on the report of Deloitte & Touche LLP, independent auditors, given on the authority of that firm as experts in accounting and auditing.


   The balance sheets of Dom's Tele-Cable, Inc. as of May 31, 1995 and 1996 and the related statements of operations and deficit, and statements of cash flows for each of the three years in the period ended May 31, 1996 included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.


   In March 1995, the Company, with the recommendation and approval of the Company's sole director, selected Coopers & Lybrand L.L.P. to act as independent accountants for the Company and informed Herbein + Company, Inc., the Company's independent accountants since 1990, of its decision. In connection with its audit for the year ended December 31, 1993 and through its dismissal in March 1995, there were no disagreements with Herbein + Company, Inc. on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. Herbein + Company, Inc.'s report on the Company's financial statements for the fiscal year ended December 31, 1993 contained no adverse opinions or disclaimers of opinion and were not modified or qualified as to uncertainly, audit scope, or accounting principles.

                            ADDITIONAL INFORMATION


   Pegasus has filed with the Commission a Registration Statement on Form S-4 under the Securities Act with respect to the shares of Class A Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Class A Common Stock to which this Prospectus relates. Statements contained herein concerning the provisions of any contract, agreement or other document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference. The Registration Statement, including the exhibits and schedules filed therewith, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60606. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy information statements and other information regarding registrants, like Pegasus, that file electronically with the Commission.

   As a result of the Public Offering of the Class A Common Stock, the Company became subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). PM&C, the direct subsidiary of the Company, has been subject to the informational requirements of the Exchange Act since October 5, 1995. The Company intends to furnish to its stockholders annual reports containing audited financial information and furnish quarterly reports containing condensed unaudited financial information for each of the first three quarters of each fiscal year.

                      PEGASUS COMMUNICATIONS CORPORATION
                        INDEX TO FINANCIAL STATEMENTS

                                                                                                             Page
                                                                                                           --------
Pegasus Communications Corporation (a newly formed entity which includes the combined operations of entities under common control)
Report of Coopers & Lybrand L.L.P.  ....................................................................      F-2
Report of Herbein + Company, Inc.  .....................................................................      F-3
Combined Balance Sheets as of December 31, 1994, 1995 and June 30, 1996 (unaudited)  ...................      F-4
Combined Statements of Operations for the years ended December 31, 1993, 1994, 1995 and six months
  ended June 30, 1995 (unaudited) and 1996 (unaudited) .................................................      F-5
Combined Statements of Changes in Total Equity for the years ended December 31, 1993, 1994, 1995 and
  June 30, 1996 (unaudited) ............................................................................      F-6
Combined Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995 and the six
  months ended June 30, 1995 (unaudited) and 1996 (unaudited) ..........................................      F-7
Notes to Combined Financial Statements  ................................................................      F-8
Portland Broadcasting, Inc. (an acquired entity)
Report of Ernst & Young LLP  ...........................................................................     F-20
Balance Sheets as of September 25, 1994, September 24, 1995, and December 31, 1995 (unaudited)  ........     F-21
Statements of Operations for fiscal year ended September 26, 1993, September 25, 1994, September 24,
  1995 and fiscal quarters ended December 25, 1994 (unaudited) and December 31, 1995 (unaudited) .......     F-22
Statements of Deficiency in Assets for the fiscal years ended September 26, 1993, September 25, 1994
  and September 24, 1995 and the fiscal quarter ended December 31, 1995 (unaudited) ....................     F-23
Statements of Cash Flows for fiscal years ended September 26, 1993, September 25, 1994 and September
  24, 1995 and fiscal quarter ended December 1994 (unaudited) and 1995 (unaudited) .....................     F-24
Notes to Financial Statements  .........................................................................     F-25
WTLH, Inc. (an acquired entity)
Report of Coopers & Lybrand L.L.P.  ....................................................................     F-29
Balance Sheets as of December 31, 1994, 1995 and February 29, 1996 (unaudited)  ........................     F-30
Statements of Operations for the years ended December 31, 1994, 1995 and for the two months ended
  February 28, 1995 (unaudited) and February 29, 1996 (unaudited) ......................................     F-31
Statements of Capital Deficiency for the years ended December 31, 1994, 1995 and for the two months
  ended February 29, 1996 (unaudited) ..................................................................     F-32
Statements of Cash Flows for the years ended December 31, 1994, 1995 and the two months ended February
  28, 1995 (unaudited) and February 29, 1996 (unaudited) ...............................................     F-33
Notes to Financial Statements  .........................................................................     F-34
DBS Operations of Harron Communications Corp. (a proposed acquisition)
Report of Deloitte & Touche LLP  .......................................................................     F-40
Combined Balance Sheets as of December 31, 1994, 1995 and June 30, 1996 (unaudited)  ...................     F-41
Combined Statements of Operations for years ended December 31, 1994, 1995 and the six months ended June
  30, 1995 (unaudited) and 1996 (unaudited) ............................................................     F-42
Combined Statements of Cash Flows for years ended December 31, 1994, 1995 and the six months ended June
  30, 1995 (unaudited) and 1996 (unaudited) ............................................................     F-43
Notes to Combined Financial Statements  ................................................................     F-44
Dom's Tele Cable, Inc. (an acquired entity)
Report of Coopers & Lybrand L.L.P.  ....................................................................     F-48
Balance Sheets as of May 31, 1995 and 1996  ............................................................     F-49
Statements of Operations and Deficit for years ended May 31, 1994, 1995 and 1996  ......................     F-50
Statements of Cash Flows for the years ended May 31, 1994, 1995 and 1996  ..............................     F-51
Notes to Financial Statements  .........................................................................     F-52

                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of Pegasus Communications Corporation

We have audited the accompanying combined balance sheets of Pegasus Communications Corporation and affiliates as of December 31, 1994 and 1995, and the related combined statements of operations, changes in total equity, and cash flows for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Pegasus Communications Corporation and affiliates as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.


2400 Eleven Penn Center
Philadelphia, Pennsylvania
May 31, 1996 except as to Note 14
for which the date is
September 3, 1996

                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of Pegasus Communications Corporation

We have audited the accompanying combined statements of operations, changes in total equity, and cash flows of Pegasus Communications Corporation and affiliates for the year ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined results of the operations and cash flows of Pegasus Communications Corporation and affiliates for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

HERBEIN + COMPANY, INC.


Reading, Pennsylvania
March 4, 1994

                      PEGASUS COMMUNICATIONS CORPORATION
                           COMBINED BALANCE SHEETS

                                                            December 31,
                                                   ------------------------------      June 30,
                                                        1994            1995             1996
                                                    -------------   -------------    --------------
                                                                                      (unaudited)
                      ASSETS
Current assets:
     Cash and cash equivalents  .................    $ 1,380,029     $11,974,747     $  3,199,051
     Restricted cash  ...........................             --       9,881,198        4,869,114
     Accounts receivable, less allowance for
        doubtful accounts at December 31, 1994,
        1995 and June 30, 1996 of $348,000,
        $238,000 and $223,000, respectively .....      4,000,671       4,884,045        6,825,211
     Program rights  ............................      1,097,619         931,664        1,194,954
     Inventory  .................................        711,581       1,100,899          460,395
     Deferred taxes  ............................         77,232          42,440           77,887
     Prepaid expenses and other  ................        629,274         329,895          456,280
                                                    -------------   -------------    --------------
        Total current assets ....................      7,896,406      29,144,888       17,082,892
Property and equipment, net  ....................     18,047,416      16,571,538       24,472,098
Intangible assets, net  .........................     47,354,826      48,028,410       60,757,363
Program rights  .................................      1,688,866       1,932,680        1,777,760
Deposits and other  .............................        406,168          92,325          156,556
                                                    -------------   -------------    --------------
        Total assets ............................    $75,393,682     $95,769,841     $104,246,669
                                                    =============   =============    ==============
              LIABILITIES AND TOTAL EQUITY
Current liabilities:
     Notes payable  .............................    $   285,471     $   316,188     $     53,893
     Advances payable -- related party  .........        142,048         468,327          343,905
     Current portion of long-term debt  .........     25,578,406         271,934          363,516
     Accounts payable  ..........................      2,388,974       2,494,738        2,618,456
     Accrued interest  ..........................             --       5,173,745        5,321,500
     Accrued expenses  ..........................      1,619,052       1,712,603        2,951,216
     Current portion of program rights payable  .        956,740       1,141,793        1,356,325
                                                    -------------   -------------    --------------
        Total current liabilities ...............     30,970,691      11,579,328       13,008,811
                                                    -------------   -------------    --------------
Long-term debt, net  ............................     35,765,495      82,308,195       94,445,326
Program rights payable  .........................      1,499,180       1,421,399        1,161,393
Deferred taxes  .................................        216,694         211,902          114,593
                                                    -------------   -------------    --------------
        Total liabilities .......................     68,452,060      95,520,824      108,730,123
Commitments and contingent liabilities  .........             --              --               --
Total equity (deficiency):
     Common stock  ..............................            494           1,700            1,700
     Additional paid-in capital  ................     16,382,054       7,880,848        7,880,848
     Retained earnings (deficit)  ...............     (3,905,909)      1,825,283         (474,404)
     Partners' deficit  .........................     (5,535,017)     (9,458,814)     (11,891,598)
                                                    -------------   -------------    --------------
        Total equity (deficiency) ...............      6,941,622         249,017       (4,483,454)
                                                    -------------   -------------    --------------
        Total liabilities and equity ............    $75,393,682     $95,769,841     $104,246,669
                                                    =============   =============    ==============

           See accompanying notes to combined financial statements

                      PEGASUS COMMUNICATIONS CORPORATION
                      COMBINED STATEMENTS OF OPERATIONS


                                                Years Ended December 31,                   Six Months Ended June 30,
                                    ------------------------------------------------   --------------------------------
                                          1993             1994             1995            1995              1996
                                     --------------   --------------    -------------   --------------   --------------
                                                                                                  (unaudited)
Revenues:
   Broadcasting revenue, net of
     agency commissions  .........    $ 7,572,051      $13,204,148      $14,862,734      $ 6,415,733       $9,326,825
   Barter programming revenue ....      2,735,500        4,604,200        5,110,662        2,319,960        2,482,357
   Basic and satellite service ...      7,537,325        8,455,815       10,002,579        4,800,924        6,111,267
   Premium services ..............      1,335,108        1,502,929        1,652,419          801,619          947,948
   Other .........................        307,388          423,998          519,682          263,572          313,842
                                     --------------   --------------    -------------   --------------   --------------
    Total revenues ...............     19,487,372       28,191,090       32,148,076       14,601,808       19,182,239
                                     --------------   --------------    -------------   --------------   --------------
Operating expenses:
   Barter programming expense ....      2,735,500        4,604,200        5,110,662        2,319,960        2,482,357
   Programming ...................      3,139,284        4,094,688        5,475,623        2,636,623        3,664,245
   General and administrative ....      2,219,133        3,289,532        3,885,473        1,894,129        2,497,190
   Technical and operations ......      2,070,896        2,791,885        2,740,670        1,357,530        1,610,481
   Marketing and selling .........      2,070,404        3,372,482        3,928,073        2,053,531        2,374,617
   Incentive compensation ........        192,070          432,066          527,663          356,207          429,765
   Corporate expenses ............      1,265,451        1,505,904        1,364,323          613,040          709,118
   Depreciation and amortization .      5,977,678        6,940,147        8,751,489        3,927,134        4,904,796
                                     --------------   --------------    -------------   --------------   --------------
    Income (loss) from operations        (183,044)       1,160,186          364,100         (556,346)         509,670
   Interest expense ..............     (4,043,692)      (5,360,729)      (8,793,823)      (3,349,836)      (5,570,257)
   Interest expense - related
     party  ......................       (358,318)        (612,191)         (22,759)              --               --
   Interest income ...............             --               --          370,300               --          151,487
   Other expenses, net ...........       (220,319)         (65,369)         (44,488)         (84,298)         (61,541)
                                     --------------   --------------    -------------   --------------   --------------
   Loss before income taxes and
     extraordinary items  ........     (4,805,373)      (4,878,103)      (8,126,670)      (3,990,480)      (4,970,641)
   Provision (benefit) for income
     taxes  ......................             --          139,462           30,000           20,000         (132,756)
                                     --------------   --------------    -------------   --------------   --------------
   Loss before extraordinary items     (4,805,373)      (5,017,565)      (8,156,670)      (4,010,480)      (4,837,885)
   Extraordinary gain (loss) from
     extinguishment of debt, net               --         (633,267)      10,210,580               --               --
                                     --------------   --------------    -------------   --------------   --------------
   Net income (loss) .............   ($ 4,805,373)    ($ 5,650,832)      $2,053,910     ($ 4,010,480)     ($4,837,885)
                                     ==============   ==============    =============   ==============   ==============
   Pro forma income (loss) per
     share; (See Note 14)
     Loss before extraordinary
        items ....................                                           $(1.59)                           $(0.94)
     Extraordinary gain  .........                                             1.99                                --
                                                                        -------------                    --------------
     Net income (loss)  ..........                                            $0.40                            $(0.94)
                                                                        =============                    ==============
     Weighted average shares  ....                                        5,142,500                         5,142,500

           See accompanying notes to combined financial statements

                      PEGASUS COMMUNICATIONS CORPORATION
                COMBINED STATEMENTS OF CHANGES IN TOTAL EQUITY

                                         Common Stock
                                   -----------------------      Additional        Retained         Partners'          Total
                                      Number        Par          Paid-In         Earnings          Capital           Equity
                                     of Shares     Value         Capital        (Deficit)         (Deficit)       (Deficiency)
                                    -----------   --------    --------------   -------------   ---------------   --------------
Balances at December 31, 1992  ..                                              $   157,819       $ 1,000,492      $  1,158,311
Net loss  .......................                                                  (17,447)       (4,787,926)       (4,805,373)
Distributions to partners  ......                                                                   (115,290)         (115,290)
Issuance of LP interest  ........                                                                  1,335,000         1,335,000
                                    -----------   --------    --------------   -------------   ---------------   --------------
Balances at December 31, 1993  ..                                                  140,372        (2,567,724)       (2,427,352)
Net loss  .......................                                                 (790,501)       (4,860,331)       (5,650,832)
Incorporation of partnerships  ..         444      $  444                       (3,255,780)        3,228,038           (27,298)
Redemption of minority interest                               ($    49,490)                                           (49,490)
LP interests contribution  ......                                1,335,000                        (1,335,000)
Conversion of term loans  .......          50          50       15,096,544                                          15,096,594
                                    -----------   --------    --------------   -------------   ---------------   --------------
Balances at December 31, 1994  ..         494         494       16,382,054      (3,905,909)       (5,535,017)        6,941,622
Net income (loss)  ..............                                                5,731,192        (3,677,282)        2,053,910
Distributions to partners  ......                                                                   (246,515)         (246,515)
Distribution to Parent  .........                              (12,500,000)                                        (12,500,000)
Exchange of PM&C Class A Shares       161,500       1,121           (1,121)
Issuance of PM&C Class B Shares         8,500          85        3,999,915                                           4,000,000
                                    -----------   --------    --------------   -------------   ---------------   --------------
Balances at December 31, 1995  ..     170,000       1,700        7,880,848       1,825,283        (9,458,814)          249,017
Net loss  .......................                                               (2,299,687)       (2,538,198)       (4,837,885)
Contribution by partner  ........                                                                    105,414           105,414
                                    -----------   --------    --------------   -------------   ---------------   --------------
Balances at June 30, 1996
  (unaudited) ...................     170,000      $1,700     $  7,880,848     ($   474,404)     ($11,891,598)    ($  4,483,454)
                                    ===========   ========    ==============   =============   ===============   ==============

           See accompanying notes to combined financial statements

                      PEGASUS COMMUNICATIONS CORPORATION
                      COMBINED STATEMENTS OF CASH FLOWS

                                                         Years Ended December 31,                   Six Months Ended June 30,
                                            -------------------------------------------------   --------------------------------
                                                  1993             1994             1995             1995              1996
                                             --------------   --------------    --------------   --------------   --------------
                                                                                                           (unaudited)
Cash flows from operating activities:
   Net income (loss) .....................    ($ 4,805,373)   ($  5,650,832)    $  2,053,910     ($ 4,010,480)    ($  4,837,885)

   Adjustments to reconcile net income (loss)
     to net cash provided by operating
     activities:
     Extraordinary (gain) loss on
        extinguishment of debt, net ......              --          633,267      (10,210,580)              --                --
     Depreciation and amortization  ......       5,977,678        6,940,147        8,751,489        3,927,134         4,904,796
     Program rights amortization  ........       1,342,194        1,193,559        1,263,190          662,542           760,929
     Accretion of bond discount  .........              --               --               --               --           195,926
     Gain (loss) on disposal of fixed assets        (9,344)          30,524               --               --                --
     Bad debt expense  ...................          96,932          200,039          146,147           91,470           130,713
     Deferred income taxes  ..............              --          139,462           30,000           20,000          (132,756)
     Payments of programming rights  .....      (1,278,650)      (1,310,294)      (1,233,777)        (605,078)         (607,085)
     Interest paid with refinancing of debt       (671,803)              --               --               --                --
     Change in assets and liabilities:
        Accounts receivable ..............        (853,305)      (1,353,448)        (815,241)         751,771        (2,086,735)
        Inventory ........................              --         (711,581)        (389,318)        (326,382)          590,352
        Prepaid expenses and other .......        (133,745)        (250,128)         490,636               --            50,152
        Accounts payable & accrued expenses       (113,160)         702,240         (826,453)          19,657          (942,632)
        Advances payable -- related party .             --          142,048          326,279          370,488          (124,422)
        Accrued interest .................       1,851,800        2,048,569        5,173,745              443           134,464
        Deposits and other ...............          64,133           39,633            5,843            2,631           (68,611)
                                             --------------   --------------    --------------   --------------   --------------
   Net cash provided (used) by operating
     activities  .........................       1,693,677        2,793,205        4,765,870          904,196        (2,032,794)
Cash flows from investing activities:
     Acquisitions  .......................              --               --               --               --       (17,107,329)
     Capital expenditures  ...............        (884,950)      (1,264,212)      (2,640,475)      (1,536,086)       (2,747,890)
     Purchase of intangible assets  ......              --         (943,238)      (2,334,656)      (1,895,493)         (573,239)
     Cash acquired from acquisitions  ....         803,908               --               --               --                --
     Other  ..............................         (25,065)         (53,648)        (250,000)         (28,761)         (157,500)
                                             --------------   --------------    --------------   --------------   --------------
   Net cash used for investing activities .       (106,107)      (2,261,098)      (5,225,131)      (3,460,340)      (20,585,958)
Cash flows from financing activities:
     Proceeds from long-term debt  .......      15,060,000       35,015,000       81,651,373          590,202           247,736
     Borrowings on revolving credit facility            --               --        2,591,335        2,591,335         8,800,000
     Proceeds from long-term borrowings from
        related parties ..................           5,574           26,000           20,000           13,000                --
     Repayments on revolving credit
        facility .........................              --               --       (2,591,335)              --                --
     Repayments of long-term debt  .......     (15,194,664)     (33,991,965)     (48,095,692)         (38,150)          (53,283)
     Restricted cash  ....................              --               --       (9,881,198)              --         5,012,084
     Debt issuance costs  ................        (843,380)      (1,552,539)      (3,974,454)              --                --
     Capital lease repayments  ...........         (47,347)        (154,640)        (166,050)        (138,302)         (163,481)
     Distributions to Parent  ............              --               --      (12,500,000)              --                --
     Proceeds from the issuance of PM&C Class
        B Shares .........................              --               --        4,000,000               --                --
                                             --------------   --------------    --------------   --------------   --------------
     Net cash provided (used) by financing
        activities .......................      (1,019,817)        (658,144)      11,053,979        3,018,085        13,843,056
Net increase (decrease) in cash and cash
   equivalents ...........................         567,753         (126,037)      10,594,718          461,941        (8,775,696)
Cash and cash equivalents, beginning of period     938,313        1,506,066        1,380,029        1,380,029        11,974,747
                                             --------------   --------------    --------------   --------------   --------------
Cash and cash equivalents, end of period .    $  1,506,066     $  1,380,029     $ 11,974,747      $ 1,841,970      $  3,199,051
                                             ==============   ==============    ==============   ==============   ==============

           See accompanying notes to combined financial statements

                      PEGASUS COMMUNICATIONS CORPORATION
                    NOTES TO COMBINED FINANCIAL STATEMENTS

1. THE COMPANY:

   Pegasus Communications Corporation ("Pegasus" or together with its subsidiaries and affiliates stated below, the "Company"), a Delaware corporation incorporated in May 1996, is a wholly owned subsidiary of Pegasus Communications Holdings, Inc. ("PCH" or the "Parent").

   Pegasus Media & Communications, Inc. ("PM&C") is a diversified media and communications company whose subsidiaries consist of Pegasus Broadcast Television, Inc. ("PBT"), Pegasus Cable Television, Inc. ("PCT"), Pegasus Broadcast Associates, L.P. ("PBA"), Pegasus Satellite Television, Inc. ("PST") and MCT Cablevision, Limited Partnership ("MCT"). PBT operates broadcast television stations affiliated with the Fox Broadcasting Company television network ("Fox"). PCT, together with its subsidiary, Pegasus Cable Television of Connecticut, Inc. ("PCT-CT") and MCT operate cable television systems that provide service to individual and commercial subscribers in New England and Puerto Rico, respectively. PST provides direct broadcast satellite service to customers in the New England area. PBA holds a television station license which simulcasts programming from a station operated by PBT.

   On October 31, 1994, the limited partnerships which owned and operated PCH's broadcast television, cable and satellite operations, restructured and transferred their assets to the PM&C's subsidiaries, PBT, PCT and PST, respectively. This reorganization has been accounted for as if a pooling of interests had occurred.

   Pegasus Towers L.P. ("Towers"), an affiliated entity of Pegasus, owns and operates television and radio transmitting towers located in Pennsylvania and Tennessee.

   Pegasus Communications Management Company ("PCMC"), an affiliated entity of Pegasus, provides certain management and accounting services to its affiliates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION:

   The combined financial statements include the accounts of Pegasus, PM&C, PBT, PCT, PST, PBA, MCT, Towers and PCMC. All significant intercompany transactions and balances have been eliminated.

   The 1994 conversion from limited partnerships to corporate form has been treated as a reorganization of the aforementioned subsidiaries and affiliated entities, with the assets and liabilities recorded at their historical cost. The accompanying combined financial statements and notes hereto reflect the limited partnerships' historical results of operations for the periods prior to October 31, 1994 and the operations of the Company as a corporation from that date through December 31, 1994, except for MCT which reflects the limited partnership's results of operations from the effective date of acquisition, March 1, 1993.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS:

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingencies. Actual results could differ from those estimates.

                      PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO COMBINED FINANCIAL STATEMENTS  - (Continued)

2. Summary of Significant Accounting Policies:  - (Continued)

INVENTORIES:

   Inventories consist of equipment held for resale to customers and installation supplies. Inventories are stated at lower of cost or market on a first-in, first-out basis.

PROPERTY AND EQUIPMENT:

   Property and equipment are stated at cost. The cost and related accumulated depreciation of assets sold, retired, or otherwise disposed of are removed from the respective accounts, and any resulting gains or losses are included in the statement of operations. For cable television systems, initial subscriber installation costs, including material, labor and overhead costs of the hookup, are capitalized as part of the distribution facilities. The costs of disconnection and reconnection are charged to expense. Satellite equipment that is leased to customers is stated at cost.

   Depreciation is computed for financial reporting purposes using the straight-line method based upon the following lives:

   Reception and distribution facilities  ...         7 to 11 years
   Transmitter equipment  ...................         5 to 10 years
   Equipment, furniture and fixtures  .......         5 to 10 years
   Building and improvements  ...............        12 to 39 years
   Vehicles  ................................         3 to  5 years

INTANGIBLE ASSETS:

   Intangible assets are stated at cost and amortized by the straight-line method. Costs of successful franchise applications are capitalized and amortized over the lives of the related franchise agreements, while unsuccessful franchise applications and abandoned franchises are charged to expense. Financing costs incurred in obtaining long-term financing are amortized over the term of the applicable loan. Goodwill, broadcast licenses, network affiliation agreements and other intangible assets ("Intangible Assets") are reviewed for impairment whenever events or circumstances provide evidence that suggest that the carrying amounts may not be recoverable. The Company assesses the recoverability of its Intangible Assets by determining whether the amortization of the respective Intangible Asset balance can be recovered through projected undiscounted future cash flows.

   Amortization of Intangible Assets is computed using the straight-line method based upon the following lives:

   Broadcast licenses  ...............                  40 years
   Network affiliation agreement  ....                  40 years
   Goodwill  .........................                  40 years
   Other intangibles  ................             2 to 14 years

REVENUE:

   The Company operates in three industry segments: broadcast television ("TV"), cable television ("Cable") and direct broadcast satellite television ("DBS"). The Company recognizes revenue in its TV operations when advertising spots are broadcasted. The Company recognizes revenue in its Cable and DBS operations when video and audio services are provided.

PROGRAMMING:

   The Company obtains a portion of its programming, including presold advertisements, through its network affiliation agreement with Fox and also through independent producers. The Company does not make any direct payments for this programming. For running network programming, the Company received payments from Fox, which totaled $60,608, $71,139 and $215,310 in 1993, 1994 and 1995, respectively. For

                      PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO COMBINED FINANCIAL STATEMENTS  - (Continued)

2. Summary of Significant Accounting Policies:  - (Continued)

running independent producers' programming, the Company received no direct payments. Instead, the Company retains a portion of the available advertisement spots to sell on its own account. Barter programming revenue and the related expense are recognized when the presold advertisements are broadcasted. The Company recorded barter programming revenue and related programming expenses of $2,735,500, $4,604,200 and $5,110,662 for the years ended December 31, 1993, 1994 and 1995, respectively. These amounts are presented gross as barter programming revenue and expense in the accompanying combined statements of operations.

CASH AND CASH EQUIVALENTS:

   Cash and cash equivalents include highly liquid investments purchased with an initial maturity of three months or less. The Company has cash balances in excess of the federally insured limits at various banks.

RESTRICTED CASH:

   The Company had restricted cash held in escrow of $9,881,198 and $4,869,114 at December 31, 1995 and June 30, 1996, respectively. These funds may be disbursed from the escrow only to pay interest on its Series B Senior Subordinated Notes due 2005 (the "Series B Notes").

PROGRAM RIGHTS:

   The Company enters into agreements to show motion pictures and syndicated programs on television. In accordance with the Statements of Financial Accounting Standards No. 63 ("SFAS No. 63"), only the right and associated liabilities for those films and programs currently available for showing are recorded. These rights are recorded at the lower of unamortized cost or estimated net realizable value and are amortized on the straight-line method over the license period which approximates amortization based on the estimated number of showings during the contract period. Amortization of $1,359,117, $1,238,849 and $1,306,768 is included in programming expenses for the years ended December 31, 1993, 1994 and 1995, respectively. The obligations arising from the acquisition of film rights are recorded at the gross amount. Payments for the contracts are made pursuant to the contractual terms over periods which are generally shorter than the license periods.

   The Company has entered into agreements totaling $798,800 as of December 31, 1995, which are not yet available for showing at December 31, 1995, and accordingly, are not recorded by the Company.

   At December 31, 1995, the Company has commitments for future program rights of $1,141,793, $827,793, $438,947 and $154,659 in 1996, 1997, 1998 and
1999, respectively.

INCOME TAXES:

   On October 31, 1994, in conjunction with the incorporation, PBT, PCT, and PST adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Prior to such date, the above entities operated as partnerships for federal and state income tax purposes and, therefore, no provision for income taxes was necessary. MCT is treated as a partnership for federal and state income tax purposes, but taxed as a corporation for Puerto Rico income tax purposes. The adoption of SFAS No. 109 did not have a material impact on the Company's financial position or results of operations. For the year ended December 31, 1994, income and deferred taxes are based on the Company's operations from November 1, 1994 through December 31, 1994, excluding (i) MCT, which for Puerto Rico income tax purposes is taxed as a corporation for the 12 month period ended December 31, 1994, and (ii) PBA and Towers, which are limited partnerships.

CONCENTRATION OF CREDIT RISK:

   Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables.

   Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different businesses and geographic regions. As of December 31, 1994 and 1995, the Company had no significant concentrations of credit risk.

                      PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO COMBINED FINANCIAL STATEMENTS  - (Continued)


3. INTERIM FINANCIAL INFORMATION:

   The financial statements as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 are unaudited. In the opinion of management, all adjustments, including normal recurring adjustments, necessary for a fair presentation of the results of operations have been included. Results for the six months ended June 30, 1996 may not be indicative of the results expected for the year ending December 31, 1996.

   The Company has provided unaudited footnote information for the interim periods to the extent such information is substantially different from the audited periods.

4. PROPERTY AND EQUIPMENT:

   Property and equipment consist of the following:

                                           December 31,     December 31,       June 30,
                                               1994             1995             1996
                                          --------------   --------------    --------------
                                                                              (unaudited)
Land  .................................    $    153,459     $    259,459     $    862,298
Reception and distribution facilities        22,261,777       22,839,470       26,163,561
Transmitter equipment  ................       7,249,289        7,478,134       10,371,864
Building and improvements  ............         823,428        1,554,743        1,579,571
Equipment, furniture and fixtures  ....         938,323        1,333,797        3,830,115
Vehicles  .............................         304,509          571,456          703,042
Other equipment  ......................         655,167          997,352        1,702,213
                                          --------------   --------------    --------------
                                             32,385,952       35,034,411       45,212,664
Accumulated depreciation  .............     (14,338,536)     (18,462,873)     (20,740,566)
                                          --------------   --------------    --------------
Net property and equipment  ...........    $ 18,047,416     $ 16,571,538     $ 24,472,098
                                          ==============   ==============    ==============

   Depreciation expense amounted to $3,154,394, $4,027,866, $4,140,058,
$2,065,358 and $2,277,693 for the years ended December 31, 1993, 1994, 1995 and for the six months ended June 30, 1995 and 1996, respectively.

5. INTANGIBLES:

   Intangible assets consist of the following:

                                           December 31,     December 31,       June 30,
                                               1994             1995             1996
                                          --------------   --------------    --------------
                                                                              (unaudited)
Goodwill  .............................    $28,490,035      $ 28,490,035     $ 35,980,396
Deferred franchise costs  .............     13,254,985        13,254,985       13,254,985
Broadcast licenses  ...................      3,124,461         3,124,461        4,649,461
Network affiliation agreements  .......      1,236,641         1,236,641        2,761,641
Deferred financing costs  .............      1,788,677         3,974,454        4,003,702
DBS rights  ...........................      3,130,093         4,832,160        4,832,160
Non-compete agreement  ................             --                --        1,800,000
Organization and other deferred costs        3,130,926         3,862,021        6,781,791
                                          --------------   --------------    --------------
                                            54,155,818        58,774,757       74,064,136
Accumulated amortization  .............     (6,800,992)      (10,746,347)     (13,306,773)
                                          --------------   --------------    --------------
   Net intangible assets ..............    $47,354,826      $ 48,028,410     $ 60,757,363
                                          ==============   ==============    ==============

   Amortization expense amounted to $2,823,284, $2,912,281, $4,611,431,
$1,861,771 and $2,560,737 for the years ended December 31, 1993, 1994, 1995 and for the six months ended June 30, 1995 and 1996, respectively.

                      PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO COMBINED FINANCIAL STATEMENTS  - (Continued)

6. LONG-TERM DEBT:

   Long-term debt consists of the following at:

                                                                  December 31,     December 31,       June 30,
                                                                      1994             1995             1996
                                                                 --------------   --------------    -------------
                                                                                                     (unaudited)
Series B Notes payable by PM&C, due 2005, interest at 12.5%, payable semi-annually in arrears on January 1, and July 1, net of unamortized discount of $3,804,546 and $3,608,620 as
  of December 31, 1995 and June 30, 1996, respectively .......                     $81,195,454      $81,391,380
Senior term note, due 2001, interest at the Company's option at either the bank's prime rate, plus an applicable margin or LIBOR, plus an applicable margin (9.25% at December 31,
  1994) ......................................................    $20,000,000               --               --
Subordinated term loan, due 2003, interest at the Company's
  option of either 4%, plus the higher of the bank's prime
  rate or the Federal Funds rate plus 1% or the Eurodollar
  rate, plus 6.5% (12.5% at December 31, 1994) ...............     15,000,000               --               --
Senior loan payable by MCT, due 1995, interest at prime, plus
  2% (10.5% at December 31, 1994) ............................     15,000,000               --               --
Junior loan payable by MCT, due 1995, interest at prime plus
  2% (10.5% at December 31, 1994) ............................     10,348,857               --               --
Senior five year revolving credit facility dated July 7,
  1995, interest at the Company's option at either the banks prime rate, plus an applicable margin or LIBOR, plus an
  applicable margin (8.2% at June 30, 1996) ..................             --               --        8,800,000
Mortgage payable, due 2000, interest at 8.75%  ...............             --          517,535          508,209
Other  .......................................................        995,044          867,140        4,109,253
                                                                 --------------   --------------    -------------
                                                                   61,343,901       82,580,129       94,808,842
Less current maturities  .....................................     25,578,406          271,934          363,516
                                                                 --------------   --------------    -------------
Long-term debt  ..............................................    $35,765,495      $82,308,195      $94,445,326
                                                                 ==============   ==============    =============

   On July 7, 1995, PM&C entered into a $10 million senior collateralized five-year revolving credit facility with a bank. There were no funds drawn on this facility as of December 31, 1995. The amount available under the credit facility was $1.2 million at June 30, 1996.

   On October 31, 1994, the Company repaid the outstanding balances under its senior and junior term loan agreements with a portion of the proceeds from a $20,000,000 term note agreement ("senior note") and $15,000,000 subordinated term loan agreement ("subordinated loan") from various banking institutions. The senior note and subordinated loan were scheduled to mature on December 31, 2001 and September 30, 2003, respectively. Amounts were subsequently repaid as described below.

   On July 7, 1995, the Company sold 85,000 units consisting of $85,000,000 in aggregate amount of 12.5% Series A Senior Subordinated Notes due 2005 (the "Series A Notes" and, together with the Series B Notes, the "Notes") and 8,500 shares of Class B Common Stock of PM&C (the "Note Offering"). The net proceeds from the sale were used to (i) repay approximately $38.6 million in loans and other obligations, (ii) repurchase $26.0 million of notes for approximately $13.0 million resulting in an extraordinary gain of $10.2 million, net of expenses of $2.8 million, (iii) make a $12.5 million distribution to PCH, (iv) escrow $9.7 million for the purpose of paying interest on the Notes, (v) pay $3.3 million in fees and expenses and (vi) to fund proposed acquisitions.

                      PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO COMBINED FINANCIAL STATEMENTS  - (Continued)

6. Long-Term Debt:  - (Continued)

   On November 14, 1995, the Company exchanged its Series B Notes for the Series A Notes. The Series B Notes have substantially the same terms and provisions as the Series A Notes. There was no gain or loss recorded with this transaction.

   The Series B Notes are guaranteed on a full, unconditional, senior subordinated basis, jointly and severally by each of the wholly owned direct and indirect subsidiaries of PM&C with the exception of PCT-CT.

   The Company's indebtedness contain certain financial and operating covenants, including restrictions on the Company to incur additional indebtedness, create liens and to pay dividends.

   The fair value of the Series B Notes approximates $85 million as of December 31, 1995. This amount is approximately $3.8 million higher than the carrying amount reported on the balance sheet at December 31, 1995. Fair value is estimated based on the quoted market price for the same or similar instruments.

   At December 31, 1995, maturities of long-term debt and capital leases are as follows:

                 1996  ........                   $   271,934
                 1997  ........                       296,771
                 1998  ........                       211,103
                 1999  ........                       147,244
                 2000  ........                       435,515
                 Thereafter  ..                    81,217,562
                                                  ------------
                                                  $82,508,129
                                                  ============

7. LEASES:

   The Company leases certain studios, towers, utility pole attachments, occupancy of underground conduits and headend sites under operating leases. The Company also leases office space, vehicles and various types of equipment through separate operating lease agreements. The operating leases expire at various dates through 2007. Rent expense for the years ended December 31, 1993, 1994 and 1995 was $429,304, $464,477 and $503,118, respectively.

   The Company leases equipment under long-term leases and has the option to purchase the equipment for a nominal cost at the termination of the leases. The related obligations are included in long-term debt. Property and equipment at December 31 include the following amounts for leases that have been capitalized:

                                                1994                  1995
                                             -----------           -----------
Equipment, furniture and fixtures             $ 351,854            $ 375,190
Vehicles  .........................             193,626              196,064
                                             -----------           -----------
                                                545,480              571,254
Accumulated depreciation  .........            (102,777)            (190,500)
                                             -----------           -----------
   Total Total ....................           $ 442,703            $ 380,754
                                             ===========           ===========

                      PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO COMBINED FINANCIAL STATEMENTS  - (Continued)

7. Leases:  - (Continued)

   Future minimum lease payments on noncancellable operating and capital leases at December 31, 1995 are as follows:

                                                      Operating      Capital
                                                       Leases        Leases
                                                     -----------    ----------
1996  ............................................    $160,000      $183,000
1997  ............................................     131,000       157,000
1998  ............................................     106,000        88,000
1999  ............................................      31,000        23,000
2000  ............................................       9,000         6,000
Thereafter  ......................................      15,000         3,000
                                                     -----------    ----------
Total minimum payments  ..........................    $452,000       460,000
                                                     -----------
Less: amount representing interest  ..............                    56,000
                                                                    ----------
Present value of net minimum lease payments
  including current maturities of $142,000 .......                  $404,000
                                                                    ==========

8. COMMITMENTS AND CONTINGENT LIABILITIES:

LEGAL MATTERS:

   The operations of the Company are subject to regulation by the Federal Communications Commission ("FCC") and other franchising authorities, including the Connecticut Department of Public Utility Control ("DPUC").

   During 1994, the DPUC ordered a reduction in the rates charged by PCT-CT for its basic cable service tier and equipment charges and refunds for related overcharges, plus interest, retroactive to September 1, 1993 requiring PCT-CT to issue refunds totaling $141,000. In December 1994, the Company filed an appeal with the FCC. In March 1995, the FCC granted a stay of the DPUC's rate reduction and refund order pending the appeal. The FCC has not ruled on the appeal and the outcome cannot be predicted with any degree of certainty. The Company believes it will prevail in its appeal. In the event of an adverse ruling, the Company expects to make refunds in kind rather than cash.

   The Company is currently contesting a claim for unpaid premiums on its workers' compensation insurance policy assessed by the state insurance fund of Puerto Rico. Based upon current information available, the Company's liability related to the claim is estimated to be less than $200,000.

   From time to time the Company is also involved with claims that arise in the normal course of business. In the opinion of management, the ultimate liability with respect to these claims will not have a material adverse effect on the combined operations, cash flows or financial position of the Company.

9. INCOME TAXES:

   Effective October 1, 1994, in conjunction with the incorporation of PBT, PCT, and PST, the Company, excluding MCT which for Puerto Rico income tax purposes has been treated as a corporation and Towers and PBA which are limited partnerships, adopted SFAS No. 109.

                      PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO COMBINED FINANCIAL STATEMENTS  - (Continued)

9. Income Taxes:  - (Continued)

   The following is a summary of the components of income taxes from operations:

                                              1994                     1995
                                           ----------                ---------
Federal -- deferred  .......                $104,644                 $23,000
State and local  ...........                  34,818                   7,000
                                           ----------                ---------
   Provision for income
     taxes  ................                $139,462                 $30,000
                                           ==========                =========

   The deferred income tax assets and liabilities recorded in the combined balance sheets at December 31, 1994 and 1995, are as follows:

                                                          1994            1995
                                                      -------------   -------------
Assets:
   Receivables ....................................    $    77,232     $    42,440
   Excess of tax basis over book basis from tax
     gain recognized upon incorporation of
     subsidiaries  ................................      1,876,128       1,751,053
   Loss carryforwards .............................        745,862       9,478,069
   Other ..........................................        739,810         806,312
                                                      -------------   -------------
     Total deferred tax assets  ...................      3,439,032      12,077,874
Liabilities:
   Excess of book basis over tax basis of property,
     plant and equipment  .........................     (1,224,527)     (1,015,611)
   Excess of book basis over tax basis of
     amortizable intangible assets  ...............       (597,837)     (4,277,512)
     Total deferred tax liabilities  ..............     (1,822,364)     (5,293,123)
                                                      -------------   -------------
   Net deferred tax assets ........................      1,616,668       6,784,751
   Valuation allowance ............................     (1,756,130)     (6,954,213)
                                                      -------------   -------------
   Net deferred tax liabilities ...................    $  (139,462)    $  (169,462)
                                                      =============   =============

   The Company has recorded a valuation allowance of $6,954,213 to reflect the estimated amount of deferred tax assets which may not be realized due to the expiration of the Company's net operating loss carryforwards and portions of other deferred tax assets related to prior acquisitions. The valuation allowance increased primarily as the result of net operating loss carryforwards generated during 1995 which may not be utilized.

   At December 31, 1995, the Company has net operating loss carryforwards of approximately $9.5 million which are available to offset future taxable income and expire through 2010.

   A reconciliation of the federal statutory rate to the effective tax rate is as follows:

                                                           1994         1995
                                                        ----------   ----------
U.S. statutory federal income tax rate  .............     (34.00%)     (34.00%)
Net operating loss attributable to the partnerships        29.55        --
Foreign net operating income (loss)  ................     (18.14)      (27.09)
State net operating loss  ...........................       (.96)       --
Valuation allowance  ................................      25.70        61.46
Other  ..............................................        .72        --
                                                        ----------   ----------
Effective tax rate  .................................       2.87%         .37%
                                                        ==========   ==========

                      PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO COMBINED FINANCIAL STATEMENTS  - (Continued)

10. RELATED PARTY TRANSACTIONS:

   Related party transaction balances at December 31, 1994 and 1995 are as follows:

                                                           1994         1995
                                                        ----------   ----------
Notes payable  ........................................  $211,728     $257,228
Interest expense related to subordinated notes payable    594,875           --

   At December 31, 1994 and 1995, PCMC had advances payable to an affiliate for $142,048 and $468,327, respectively. The advances are payable on demand and are non-interest bearing.

   At December 31, 1994 and 1995, Towers had a demand note payable to an affiliate, with interest accruing at 8% per annum, for $131,815 and $151,815, respectively. Total interest expense on the affiliated debt was $10,440 and $10,901 for the years ended December 31, 1994 and 1995, respectively. Also, at December 31, 1994 and 1995, PBA had a demand note payable to an affiliate, with interest accruing at prime plus two percent payable monthly in arrears, for $79,913 and $105,413, respectively. The effective interest rate was 10.25% at December 31, 1995. Total interest expense on the affiliated debt was $6,876 and $11,858, for the years ended December 31, 1994 and 1995, respectively.

11. SUPPLEMENTAL CASH FLOW INFORMATION:

   Significant noncash investing and financing activities are as follows:

                                                      Years ended December 31,               Six months ended June 30,
                                           ---------------------------------------------   ----------------------------
                                                1993            1994            1995           1995            1996
                                            -------------   -------------    ------------   ------------   ------------
                                                                                            (unaudited)    (unaudited)
Acquisition of subsidiaries  ............    $33,804,622
Refinancing of long-term debt  ..........     24,074,135
Capital contribution and related
  reduction of debt .....................      7,650,335     $15,069,173
Barter revenue and related expense  .....      2,735,500       4,604,200     $5,110,662     $2,319,960      $2,482,357
Intangible assets and related affiliated
  debt ..................................      2,994,811              --             --             --              --
Acquisition of program rights and
  assumption of related program payables              --       1,797,866      1,335,275        317,265              --
Acquisition of plant under capital
  leases ................................        289,786         168,960        121,373        121,373         247,736
Redemption of minority interests and
  related receivable ....................             --          49,490        246,515             --              --
Interest converted to principal  ........             --         867,715             --             --              --
Issuance of put/call agreement  .........             --              --             --             --       3,050,000

   For the years ended December 31, 1993, 1994, 1995 and for the six months ended June 30, 1995 and 1996, the Company paid cash for interest in the amount of $3,280,520, $3,757,097, $3,620,931, $3,349,836 and $5,531,271,
respectively. The Company paid no taxes for the years ended December 31, 1993, 1994, 1995 and for the six months ended June 30, 1995 and 1996.

                      PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO COMBINED FINANCIAL STATEMENTS  - (Continued)

12. COMMON STOCK:

   At December 31, 1994, common stock consists of the following:

   PM&C common stock, $1.00 par value; 1,000 shares
     authorized; 394 issued and outstanding .............               $394
   PST common stock, $1.00 par value; 20,000 shares
     authorized; 100 issued and outstanding .............                100
                                                                      ------
      Total common stock ................................               $494
                                                                      ======

   At December 31, 1995, common stock consists of the following:

   PM&C Class A common stock, $0.01 par value; 230,000
     shares authorized; 161,500 issued and outstanding.               $1,615
   PM&C Class B common stock, $0.01 par value; 20,000
     shares authorized; 8,500 issued and outstanding ..                   85
                                                                    --------
      Total common stock ..............................               $1,700
                                                                    ========

   On July 7, 1995, as part of a plan of reorganization, PM&C agreed to exchange 161,500 Class A Shares for all of the existing common stock outstanding of PM&C, all outstanding shares of PST and a 99% limited interest in PBA. The Company also acquired all of the outstanding interests of MCT for nominal consideration. Additionally, the Company issued 8,500 Class B Shares of PM&C on July 7, 1995 in connection with the Note Offering (see footnote
6).

   In May 1996, Pegasus was incorporated. Pegasus is authorized to issue 30,000,000 shares of Class A and 15,000,000 shares of Class B, $0.01 par value common stock and 5,000,000 shares of Preferred Stock.

13. INDUSTRY SEGMENTS:

   The Company operates in three industry segments: broadcast television
(TV), cable television (Cable), and direct broadcast satellite television
(DBS). TV consists of three Fox affiliated television stations, of which one also simulcasts its signal in Hazelton and Williamsport, Pennsylvania. Cable and DBS consists of cable television services and direct broadcast satellite services/equipment, respectively. Information regarding the Company's business segments in 1993, 1994, and 1995 is as follows:

                                    TV          DBS         Cable      Other      Combined
                                ----------   ---------    ----------   -------   ----------
                                                      (in thousands)
1993
   Revenues .................    $10,307                   $ 9,134      $ 46      $19,487
   Operating income (loss) ..        488                      (625)      (46)        (183)
   Identifiable assets ......     34,939      $2,995        38,251       319       76,504
   Incentive compensation ...        106          --            86        --          192
   Corporate expenses .......        649          --           612         4        1,265
   Depreciation &
     amortization  ..........      1,501          --         4,405        72        5,978
   Capital expenditures .....        127          --           691        67          885
1994
   Revenues .................    $17,808      $  174       $10,148      $ 61      $28,191
   Operating income (loss) ..      2,057        (103)         (769)      (25)       1,160
   Identifiable assets ......     36,078       4,438        34,535       343       75,394
   Incentive compensation ...        327          --           105        --          432
   Corporate expenses .......        860           5           634         7        1,506
   Depreciation &
     amortization  ..........      2,184          61         4,632        63        6,940
   Capital expenditures .....        411          57           704        92        1,264


                      PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO COMBINED FINANCIAL STATEMENTS  - (Continued)

13. Industry Segments:  - (Continued)

                                    TV          DBS         Cable      Other      Combined
                                ----------   ---------    ----------   -------   ----------
                                                      (in thousands)
1995
   Revenues .................    $19,973      $1,469       $10,606      $100      $32,148
   Operating income (loss) ..      2,252        (752)       (1,103)      (33)         364
   Identifiable assets ......     36,906       5,577        52,934       353       95,770
   Incentive compensation ...        415           9           104        --          528
   Corporate expenses .......        782         114           450        18        1,364
   Depreciation &
     amortization  ..........      2,591         719         5,364        77        8,751
   Capital expenditures .....      1,403         216           953        69        2,641

14. SUBSEQUENT EVENTS:

A. PEGASUS SAVINGS PLAN

   Effective January 1, 1996, the Company adopted the Pegasus Communications Savings Plan (the "U.S. Plan"). The U.S. Plan is intended to be qualified under sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. Substantially all the Company's employees who have completed at least one year of service are eligible to participate. Participants may make salary contributions up to 6% of their base salary.

   The Company makes employing matching contributions up to 100% of participant contributions. Company matching contributions vest over a four year period.

B. ACQUISITIONS

   On January 29, 1996, PCH acquired 100% of the outstanding stock of Portland Broadcasting, Inc. ("PBI"), a wholly owned subsidiary of Bride Communications, Inc. ("BCI") which owns the tangible assets of WPXT, Portland, Maine. PCH immediately transferred the ownership of PBI to the Company. The aggregate purchase price was approximately $11,700,000 of which $4,200,000 was allocated to fixed and tangible assets and $7,500,000 to goodwill. On June 20, 1996, PCH acquired the FCC license of WPXT for aggregate consideration of $3,000,000.

   Effective March 1, 1996, the Company acquired the principal tangible assets of WTLH, Inc. and certain of its affiliates for approximately $5,000,000 in cash, except for the FCC license and Fox affiliation agreement. Additionally, WTLH License Corp., a subsidiary of the Company entered into a put/call agreement regarding the FCC license and Fox affiliation agreement with General Management Consultants, Inc. ("GMC"), the licensee of WTLH, Tallahassee, Florida. As a result of entering into the put/call agreement, the Company recorded $3,050,000 in intangible assets and long term debt representing the FCC license and Fox affiliation agreement and the related contingent liability. In August 1996, the Company exercised the put/call agreement for $3,050,000.

   The aggregate purchase price of WTLH, Inc. and the related FCC licenses and Fox affiliation agreement is approximately $8,050,000 of which $2,150,000 was allocated to fixed and tangible assets and $5,900,000 to various intangible assets. In addition, the Company granted the owners of WTLH a warrant to purchase $1,000,000 of stock at the initial public offering price. The warrant expires 120 days after the effective date of the registration statement relating to the Company's initial public offering.

   On March 21, 1996, the Company entered into a definitive agreement to acquire all of the assets of Dom's Tele Cable, Inc. ("Dom's") for approximately $25 million in cash and $1.4 million in assumed liabilities. Dom's operates a cable system serving ten communities contiguous to MCT. The Company completed this transaction on August 29, 1996.

                      PEGASUS COMMUNICATIONS CORPORATION
            NOTES TO COMBINED FINANCIAL STATEMENTS  - (Continued)

14. Subsequent Events:  - (Continued)

   On May 30, 1996, PCH entered into an agreement with Harron Communications Corp., under which the Company will acquire the rights to provide DIRECTV programming in certain rural areas of Texas and Michigan and related assets in exchange for approximately $17.9 million in cash and $11.9 million of the Company's Class A Common Stock.

   The above acquisitions have been or will be accounted for as purchases.

C. ADDITIONAL ACQUISITIONS AND DEPOSITIONS

   On July 8, 1996, the Company entered into a letter of intent to purchase the direct broadcast satellite assets of Chillicothe Telephone Company for approximately $12 million in cash.

   In July 1996, the Company entered into a letter of intent to sell certain assets of its New England cable system for approximately $7 million in cash. The Company anticipates recognizing a gain in the transaction.

D. PRO FORMA INCOME (LOSS) PER SHARE

   Historical earnings per share has not been provided since it is not meaningful due to the combined presentation of Pegasus. Pro forma earnings per share has been presented as if Pegasus operated as a consolidated entity for the year ended December 31, 1995 and the six months ended June 30, 1996.

   The pro forma income (loss) per share has been calculated based upon 5,142,500 shares outstanding and has been retroactively applied. The pro forma average shares consists of the following:

                                                    Class A      Class B        Total
                                                   ---------   -----------    -----------
o Exchange for 161,500 Class A shares of PM&C  .                3,380,435     3,380,435
o Exchange for 8,500 Class B shares of PM&C  ...    191,792                     191,792
o Exchange for 5,000 shares of Parent
  non-voting common stock  .....................    263,606                     263,606
o Exchange for certain assets and liabilities
  of PCMC at an assumed offering price of $15
  per share  ...................................                1,306,667     1,306,667
                                                   ---------   -----------    -----------
                                                    455,398     4,687,102     5,142,500
                                                   =========   ===========    ===========

E. STOCK OPTION PLANS

   In September 1996, the Pegasus Communications 1996 Stock Option Plan, which provides for the granting of up to 450,000 qualified and non qualified stock options, and the Pegasus Restricted Stock Option Plan, which provides for the granting for up to 270,000 shares, were adopted.

F. NEW CREDIT FACILITY

   On August 29, 1996, PM&C entered into a $50.0 million seven-year senior revolving credit facility, which is collateralized by substantially all of the assets of PM&C. On the same date, the Company had drawn $8.8 million to repay all amounts outstanding under the $10 million senior collateralized five-year revolving credit facility and approximately $23 million to fund the acquisition of Dom's.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
Portland Broadcasting, Inc.
Portland, Maine

We have audited the accompanying balance sheets of Portland Broadcasting, Inc. as of September 25, 1994 and September 24, 1995, and the related statements of operations, deficiency in assets, and cash flows for each of the three fiscal years in the period ended September 24, 1995. These financial statements are the responsibility of Portland Broadcasting, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Portland Broadcasting, Inc. as of September 25, 1994 and September 24, 1995, and the results of its operations and its cash flows for each of the three fiscal years in the period ended September 24, 1995, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Notes 3 and 5, the Company has incurred recurring operating losses, has a working capital deficiency and is delinquent in paying certain creditors. These conditions raise substantial doubt about Portland Broadcasting, Inc.'s ability to continue as a going concern. Management's plans in regard to these matters also are described in Note 3. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Ernst & Young LLP
Pittsburgh, Pennsylvania


October 27, 1995

                         PORTLAND BROADCASTING, INC.
                                BALANCE SHEETS

                                                   September 25,     September 24,     December 31,
                                                       1994              1995              1995
                                                  ---------------   ---------------    --------------
                                                                                        (unaudited)
Assets
Current assets:
   Customer accounts receivable ...............    $    764,709      $    879,983      $    903,700
   Deferred film costs--current ...............          89,702           121,018           178,320
   Other assets ...............................          70,434            14,314            91,619
                                                  ---------------   ---------------    --------------
Total current assets  .........................         924,845         1,015,315         1,173,639
Property, plant, and equipment:
   Land .......................................          63,204            63,204            63,204
   Building ...................................         111,128           113,401           114,859
   Equipment ..................................       2,954,857         3,073,797         3,127,742
                                                  ---------------   ---------------    --------------
                                                      3,129,189         3,250,402         3,305,805
   Less accumulated depreciation ..............      (2,635,855)       (2,716,061)       (2,733,461)
                                                  ---------------   ---------------    --------------
                                                        493,334           534,341           572,344
Deposits and other assets  ....................          35,114            21,523             5,036
                                                  ---------------   ---------------    --------------
                                                   $  1,453,293      $  1,571,179      $  1,751,019
                                                  ===============   ===============    ==============
Liabilities
Current liabilities:
   Bank overdraft .............................    $     34,859      $     23,324      $         --
   Accounts payable and accrued expenses ......       1,244,646         1,117,621         1,424,950
   Accrued officers' compensation .............         588,000           621,750           621,750
   Accrued interest ...........................         433,454           992,699         1,106,258
   Current portion of long-term debt ..........       6,731,182         6,615,165         6,621,177
   Current portion of film contract commitments       1,222,244         1,246,862         1,300,241
   Notes payable to affiliated companies ......       1,452,586         1,509,217         1,503,684
                                                  ---------------   ---------------    --------------
Total current liabilities  ....................      11,706,971        12,126,638        12,578,060
Long-term liabilities, less current portion:
   Long-term debt .............................          24,417           346,489           302,168
   Film contract commitments ..................         154,057            69,638            32,242
                                                  ---------------   ---------------    --------------
                                                        178,474           416,127           334,410
Deficiency in assets:
   Common stock, no par -- authorized 1,000
     shares; issued and outstanding 411 shares           10,662            10,662            10,662
   Retained deficit ...........................     (10,442,814)      (10,982,248)      (11,172,113)
                                                  ---------------   ---------------    --------------
                                                    (10,432,152)      (10,971,586)      (11,161,451)
                                                  ---------------   ---------------    --------------
                                                   $  1,453,293      $  1,571,179      $  1,751,019
                                                  ===============   ===============    ==============

See accompanying notes.

                         PORTLAND BROADCASTING, INC.
                           STATEMENTS OF OPERATIONS

                                                          Fiscal year ended                          Fiscal quarters ended
                                        ----------------------------------------------------   --------------------------------
                                          September 26,     September 25,     September 24,     December 25,      December 31,
                                              1993              1994               1995             1994              1995
                                         ---------------   ---------------    ---------------   --------------   --------------
                                                                                                 (unaudited)      (unaudited)
Broadcasting revenues:
   Local .............................     $1,258,595        $1,890,080        $ 2,089,864       $  614,558        $  549,286
   National and regional .............      1,928,266         2,303,805          2,894,417          906,756           742,793
   Other .............................        820,325           217,523            352,100           75,729           134,056
                                         ---------------   ---------------    ---------------   --------------   --------------
                                            4,007,186         4,411,408          5,336,381        1,597,043         1,426,135
Less: Agency commissions  ............        482,321           548,197            663,594          210,120           164,367
 Credits and other allowances  .......         76,152            39,769            115,413           17,813            40,612
                                         ---------------   ---------------    ---------------   --------------   --------------
                                            3,448,713         3,823,442          4,557,374        1,369,110         1,221,156
Station operating costs and expenses:
   Broadcasting operations ...........      1,137,090         1,211,682          1,374,379          228,391           279,473
   Selling, general, and
     administrative  .................      1,544,980         1,604,265          1,853,808          545,878           703,955
   Officer's compensation ............         84,308            90,000            146,528           33,770            35,000
   Depreciation and amortization .....        410,891           311,945            202,738           47,546            59,183
                                         ---------------   ---------------    ---------------   --------------   --------------
                                            3,177,269         3,217,892          3,577,453          855,585         1,077,611
                                         ---------------   ---------------    ---------------   --------------   --------------
Income before interest expense and
   nonoperating (loss) income ........        271,444           605,550            979,921          513,525           143,545
Interest expense  ....................       (670,779)         (784,763)        (1,114,355)              --          (196,160)
Nonoperating (loss) income  ..........         57,432           304,807           (405,000)        (172,178)         (137,250)
                                         ---------------   ---------------    ---------------   --------------   --------------
Net (loss) income  ...................     $  (341,903)      $  125,594        $   (539,434)     $  341,347        $  (189,865)
                                         ===============   ===============    ===============   ==============   ==============

See accompanying notes.

                         PORTLAND BROADCASTING, INC.
                      STATEMENTS OF DEFICIENCY IN ASSETS

                                              Common        Retained          Deficiency
                                               Stock         Deficit          in Assets
                                             ---------   ---------------    ---------------
Balance at September 27, 1992  ...........    $10,662     $(10,226,505)      $(10,215,843)
  Net loss  ..............................         --         (341,903)          (341,903)
                                             ---------   ---------------    ---------------
Balance at September 26, 1993  ...........     10,662      (10,568,408)       (10,557,746)
  Net income  ............................         --          125,594            125,594
                                             ---------   ---------------    ---------------
Balance at September 25, 1994  ...........     10,662      (10,442,814)       (10,432,152)
  Net loss  ..............................         --         (539,434)          (539,434)
                                             ---------   ---------------    ---------------
Balance at September 24, 1995  ...........     10,662      (10,982,248)       (10,971,586)
  Net loss (unaudited)  ..................         --         (189,865)          (189,865)
                                             ---------   ---------------    ---------------
Balance at December 31, 1995 (unaudited)      $10,662     $(11,172,113)      $(11,161,451)
                                             =========   ===============    ===============

See accompanying notes.

                         PORTLAND BROADCASTING, INC.
                           STATEMENTS OF CASH FLOWS

                                                              Fiscal year ended                          Fiscal quarter ended
                                            ----------------------------------------------------   --------------------------------
                                              September 26,     September 25,     September 24,     December 25,      December  31,
                                                  1993              1994               1995             1994              1995
                                             ---------------   ---------------    ---------------   --------------  --------------
                                                                                                     (unaudited)      (unaudited)

Operating activities
Net (loss) income  .......................      $(341,903)        $ 125,594         $(539,434)        $ 341,347        $(189,865)

Adjustments to reconcile net (loss)
  income to net cash provided by operating
  activities:
     Depreciation and amortization  ......        410,891           311,945           202,738            47,546           59,183
     Payments on film contract
        commitments ......................       (128,875)         (127,838)         (216,975)          (65,790)         (68,478)

     Gain from write-off of trade and
        film payables ....................        (57,432)         (304,807)          (82,122)               --               --
     Loss on contingency reserve for film
        contracts ........................             --                --           400,000                --               --
     Net change in operating assets and
        liabilities (using) or providing
        cash:
          Customer accounts receivable  ..        (38,612)          (93,717)         (115,274)         (340,036)         (23,717)

          Other assets  ..................          4,641           (41,991)           57,756               634          (60,817)

          Accounts payable and accrued
             expenses ....................         98,098           (25,402)         (138,560)          (77,081)         284,005
          Accrued officer's compensation           55,000            45,000            33,750             8,438               --
          Accrued interest  ..............         71,302           187,710           559,245           125,784          113,559
                                             ---------------   ---------------    ---------------   --------------   ------------
Net cash provided by operating activities          73,110            76,494           161,124            40,842          113,870
Investing activities
Net purchases of equipment  ..............        (15,664)          (40,811)          (88,801)          (19,651)         (70,028)

Financing activities
Proceeds from long-term debt  ............             --            87,857                --                --               --
Repayment of long-term debt  .............        (56,771)         (126,710)         (126,357)          (15,306)         (38,309)

Borrowings (repayments) on notes payable
   to affiliated company and officer .....           (675)            3,170            54,034            (5,885)          (5,533)
                                             ---------------   ---------------    ---------------   --------------  -------------
Net cash used by financing activities  ...        (57,446)          (35,683)          (72,323)          (21,191)         (43,842)
                                             ---------------   ---------------    ---------------   --------------  -------------
Change in cash  ..........................             --                --                --                --               --
Cash at beginning of period  .............             --                --                --                --               --
                                             ---------------   ---------------    ---------------   --------------  -------------
Cash at end of period  ...................      $       --        $      --         $       --        $      --        $       --
                                             ===============   ===============    ===============   ==============  =============

See accompanying notes.

                         PORTLAND BROADCASTING, INC.
                        NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

   Portland Broadcasting, Inc. (the "Company") is principally engaged in television broadcasting. The Company, a wholly owned subsidiary of Bride Communications, Inc. (Bride), operates a television station, WPXT-TV, Channel 51, a FOX network affiliate, in Portland, Maine.

2. SIGNIFICANT ACCOUNTING POLICIES

 BASIS OF ACCOUNTING

   The accounts of the Company are maintained on the accrual basis of accounting. The financial statements include only the accounts of the Company and do not include the accounts of Bride, its parent, or other Bride subsidiaries.

 DEFERRED FILM COSTS AND FILM CONTRACT COMMITMENTS

   The Company has contracts with various film distributors from which films are leased for television transmission over various contract periods (generally one to five years). The total obligations due under these contracts are recorded as liabilities and the related film costs are stated at the lower of amortized cost or estimated net realizable value. Deferred film costs are amortized based on an accelerated method over the contract period.

   The portions of the cost to be amortized within one year and after one year are reported in the balance sheet as current and other assets, respectively, and the payments under these contracts due within one year and after one year are similarly classified as current and long-term liabilities.

 BANK OVERDRAFT

   Bank overdraft represents the overdrawn balance of the Company's demand deposit accounts with a financial institution, and is included in the change in accounts payable and accrued expenses for statement of cash flow purposes.

 PROPERTY, PLANT, AND EQUIPMENT

   Property, plant, and equipment are stated at cost or value received in exchange for broadcasting. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. In general, estimated useful lives of such assets are 19 years for buildings and range from 5 to 10 years for equipment.

 BARTER TRANSACTIONS

   Revenue from barter transactions (advertising provided in exchange for goods and services) is recognized as income when advertisements are broadcast and goods or services received are capitalized or charged to operations when received or used. Included in the statements of operations is broadcasting net revenue from barter transactions of $290,168, $278,935, and $331,233 and station operating costs and expenses from barter transactions of $307,525, $277,806, and $321,667 for 1993, 1994, and 1995, respectively. Included in the balance sheets is equipment capitalized from barter transactions of $4,437, $8,869, and $30,814 during 1993, 1994, and 1995, respectively, and deferred barter expense of $21,581, $26,593, and $7,103 at September 26, 1993, September 25, 1994, and September 24, 1995, respectively.

 INCOME TAXES

   The operations of the Company are included in the consolidated federal and state income tax returns filed under Bride Communications, Inc. and subsidiaries. Federal and state income taxes are provided based on the amount that would be payable on a separate company basis. Tax benefits are allocated to loss members in the same year the losses are availed of by the profit members of the consolidated group. Investment tax credits have been accounted for using the flow-through method.

                         PORTLAND BROADCASTING, INC.
                 NOTES TO FINANCIAL STATEMENTS  - (Continued)

2. Significant Accounting Policies  - (Continued)

   Deferred income taxes are normally provided on timing differences between financial and tax reporting due to depreciation, allowance for doubtful accounts, and vacation and officer's salary accrual. However, certain net operating loss carryovers have been utilized to eliminate current tax liability.

 FISCAL YEAR

   The Company operates on a 52/53 week fiscal year corresponding to the national broadcast calendar. The Company's fiscal year ends on the last Sunday in September.

 RECLASSIFICATIONS

   Certain amounts from the prior year have been reclassified to conform to the statement presentation for the current year. These reclassifications have no effect on the statements of operations.

3. GOING CONCERN

   At September 24, 1995, the Company was delinquent in payment of amounts due to former shareholders, amounts due under film contract commitments, certain of its trade payables, and other contractual obligations. The amounts owing under all such obligations are classified as current liabilities in the accompanying financial statements. Other delinquencies, if declared in default and not cured, could adversely affect the Company's ability to continue operations.

   During 1995, the senior obligation to a bank was sold by the bank to former shareholders, who also hold other notes receivable from the Company as described in Note 4. At September 24, 1995, the Company continues to be in default on this former bank obligation, which currently has no stated maturity or repayment terms.

   Management continues to negotiate settlements with its creditors. Settlement arrangements are comprised of extended payment schedules with additional interest charges, and write-off of a percentage of the balance due.

   The Company may require additional funding in order to sustain its operations. Management is currently pursuing the sale of the net assets of the Company as discussed in Note 8. The Company expects its efforts in this regard to be successful, and has no reason to believe that the net proceeds would not be sufficient to repay its recorded liabilities and recover the stated value of its assets; however, no estimate of the outcome of the Company's negotiations can be determined at this time.

   If the Company is unable to arrange additional funding as may be required, or successfully complete the sale transaction as further discussed in Note 8, the Company may be unable to continue as a going concern.

4. LONG-TERM LIABILITIES

 LONG-TERM DEBT

   Long-term debt consists of the following:

                                                                      September 25,     September 24,
                                                                          1994              1995
                                                                     ---------------   ---------------
Term notes payable to former shareholders:
   Stock purchase agreement ......................................     $2,789,875        $2,789,875
   Bank term note acquired by former shareholders ................             --         3,347,595
Term note payable to a bank (in default)  ........................      3,441,202                --
Notes payable under noncompete agreements with former
   shareholders ..................................................        430,228           430,228
Consent judgment, film contract payable  .........................             --           286,645
Capital equipment notes  .........................................         10,138            35,655
Other  ...........................................................         84,156            71,656
                                                                     ---------------   ---------------
                                                                        6,755,599         6,961,654
Less current portion  ............................................      6,731,182         6,615,165
                                                                     ---------------   ---------------
                                                                       $   24,417        $  346,489
                                                                     ===============   ===============

                         PORTLAND BROADCASTING, INC.
                 NOTES TO FINANCIAL STATEMENTS  - (Continued)

4. Long-Term Liabilities  - (Continued)

   The term notes payable to former shareholders in connection with a stock purchase agreement were issued by Bride in October 1987 in the amount of $2,010,000. These notes were assigned to the Company by Bride, which was agreed to by the former shareholders. The notes were due in quarterly payments of principal and interest at 10% from August 1989 through November 1992. In accordance with the terms of the notes, accrued interest in the amount of $779,875 was capitalized into the note balance on November 11, 1992, and interest was accrued at 12% thereafter on the adjusted note balance of $2,789,875.

   Scheduled principal payments of the term notes payable to former shareholders have not been made when due. At September 24, 1995, the entire obligation is reflected as currently payable.

   The bank term note of $3,347,595 was purchased from the bank by the former shareholders on May 30, 1995. The note provided $3,600,000 for the purpose of paying off existing notes payable, along with accrued interest, and to provide additional working capital. The note was payable in monthly payments of interest only through August 1990, followed by 25 consecutive monthly payments of principal and interest based on a 108-month amortization, followed by one final installment of the balance of principal and interest. Interest continues to be applied on the unpaid balance at a monthly rate equivalent to the Bank of New York Prime plus 3.00% per annum, or 10.75% and 11.75% as of September 25, 1994 and September 24, 1995, respectively. The note is secured by a pledge of the stock of Portland and substantially all tangible and intangible property. The note also contains restrictive covenants with respect to the payment of dividends, distributions, obtaining additional indebtedness, etc.

   Notes payable under noncompete agreements totaling $430,228 were payable to former shareholders in scheduled quarterly installments through November 1992; however, no installment payments have been made.

   In March 1995, the Company entered into a consent judgment related to a film contract payable of $300,000. Under the terms of the judgment, the amount is unsecured, and is being repaid over three- or four-year monthly installments including interest at 10%. A balloon payment of $159,324 or $219,368 is due at the end of the third year or fourth year, respectively, the former amount representing a discount of $100,000 from principal. Payments on long-term debt disclosed below assume a four-year repayment schedule. The amount had previously been included in the current portion of film contract commitments at September 25, 1994.

   Other long-term liabilities relate to a 6% promissory note for $84,156 related to the previous lease agreement for a building. The payment terms are $500 weekly through September 1997, with an additional $15,817 lump sum due at the end of this term. The Company is currently negotiating a new lease for its current facility.

   Future principal payments of long-term debt are as follows: 1996 -- $6,615,165; 1997 -- $71,662; and 1998 -- $274,827. The Company paid interest of $599,477, $492,441, and $305,942 in 1993, 1994, and 1995, respectively.

 FILM CONTRACT COMMITMENTS

   Film contract commitments are payable under license arrangements for program material in monthly installments over periods ranging from one to five years. Annual payments required under these commitments are as follows:
1995, and prior, payments not made when due -- $1,162,578; 1996 -- $84,284;
and 1997 -- $69,638.

5. OFFICER'S COMPENSATION

   Accrued officer's compensation totaling $588,000 and $621,750 was recorded by the Company at September 25, 1994 and September 24, 1995, respectively, pursuant to a resolution approved by the Board of Directors (Board). The Board resolution provides for payments only in the event of sufficient cash flows or pursuant to the sale or liquidation of the Company. In addition, the amount of officer's compensation paid is limited by certain covenants of the note payable to former shareholders acquired from a bank.

                         PORTLAND BROADCASTING, INC.
                 NOTES TO FINANCIAL STATEMENTS  - (Continued)

6. CONCENTRATION OF CREDIT RISK

   Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of customers' accounts receivable. Credit is extended based on the Company's evaluation of the customer's financial condition, and the Company does not require collateral. The Company's accounts receivable consist primarily of credit extended to a variety of businesses in the greater Portland area and to national advertising agencies for the purchase of advertising.

7. INCOME TAXES

   The Company has unused income tax loss carryforwards approximating $6,039,000 for tax purposes expiring between years 2001 and 2008.

   An investment tax credit carryforward of $89,641 (after reduction required by the Tax Reform Act of 1986) expires in 2001.

   Deferred tax assets and liabilities result from temporary differences in the recognition of income and expense for financial and income tax reporting purposes including the temporary differences between book and tax deductibility of the officer's salary accrual, vacation accrual, bad debt reserve and depreciation. They represent future tax benefits or costs to be recognized when those temporary differences reverse. At September 24, 1995, a valuation allowance of $2,821,579 ($2,643,744 at September 25, 1994) was recorded to offset net deferred tax assets. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                    1994             1995
                                                -------------    -------------
Deferred tax assets:
   Accrued officer's salary .................    $   235,200     $   248,700
   Contingent liability .....................             --         160,000
   Accrued interest to shareholders .........          7,143             387
   Bad debt reserve .........................         13,346          16,800
   Accrued vacation .........................          4,374           7,779
   Net operating loss carryforwards .........      2,415,084       2,405,479
   Investment tax credit carryforward .......         89,641          89,641
                                                -------------    -------------
Total deferred assets  ......................      2,764,788       2,928,786
Valuation allowance for deferred tax assets       (2,643,744)     (2,821,579)
                                                -------------    -------------
Net deferred tax assets  ....................        121,044         107,207
Deferred tax liability:
 Depreciation  ..............................        121,044         107,207
                                                -------------    -------------
Net deferred tax assets  ....................    $        --     $         --
                                                =============    =============

   During 1994 and 1995, the Company utilized net operating loss carryforwards of approximately $235,000 and $24,000, realizing a benefit of approximately $89,000 and $5,500, respectively.

8. SUBSEQUENT EVENT

   On October 16, 1995, the Company entered into an Asset Purchase Agreement for the sale of substantially all assets and liabilities of the Company, with the exception of the station's FCC License.

                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders of
WTLH, Inc.

We have audited the accompanying balance sheets of WTLH, Inc. as of December 31, 1994 and 1995, and the related statements of operations, capital deficiency, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WTLH, Inc. as of December 31, 1994 and 1995, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.


Jacksonville, Florida


March 8, 1996

                                  WTLH, INC.
                                BALANCE SHEETS

                                                        December 31,     December 31,     February 29,
                       ASSETS                               1994             1995             1996
                                                       --------------   --------------    --------------
                                                                                           (unaudited)
Current assets:
   Cash ............................................    $   190,582      $   337,665       $   375,813
   Accounts receivable, less allowance for doubtful
     accounts of $8,000 at December 31, 1994 and
     1995 and February 29, 1996  ...................        623,317          673,434           588,961
   Film rights .....................................        154,098          200,585           200,585
   Prepaid expenses ................................          6,925            4,475             1,388
   Deferred income taxes ...........................        176,753           71,347            72,209
                                                       --------------   --------------    --------------
     Total current assets  .........................      1,151,675        1,287,506         1,238,956
Equipment, net  ....................................         77,283           51,005            50,246
Building and equipment under capital leases, net  ..        226,003          692,819           682,514
Film rights  .......................................        216,745          262,022           228,591
Deferred income taxes  .............................         24,291           24,790            24,790
Deposits and other assets  .........................         11,914            8,992             8,992
                                                       --------------   --------------    --------------
     Total assets  .................................    $ 1,707,911      $ 2,327,134       $ 2,234,089
                                                       ==============   ==============    ==============
         LIABILITIES AND CAPITAL DEFICIENCY
Current liabilities:
   Accounts payable ................................    $   148,449      $   175,809       $   112,539
   Accrued interest due affiliates .................        237,360          180,953           182,456
   Other accrued expenses ..........................         76,460           74,489            65,742
   Current portion of long-term debt to affiliates .          4,250                0                 0
   Current portion of capital lease obligations ....         92,247           61,559            65,432
   Current portion of film rights payable ..........        169,475          225,211           225,211
                                                       --------------   --------------    --------------
     Total current liabilities  ....................        728,241          718,021           651,380
Long-term liabilities:
   Long-term debt to affiliates ....................        610,257          531,181           494,893
   Obligations under capital leases ................        187,772          692,619           686,051
   Film rights payable .............................        248,138          280,117           239,335
   Subordinated debt ...............................      1,200,000        1,200,000         1,200,000
                                                       --------------   --------------    --------------
     Total liabilities  ............................      2,974,408        3,421,938         3,271,659
Shareholder deficiency:
   Common stock, $1 par value, 1,000 shares
     authorized, 100 shares issued and outstanding              100              100               100
   Additional paid-in capital ......................            900              900               900
   Accumulated deficit .............................     (1,145,639)        (973,946)         (916,712)
   Receivable from affiliate .......................       (121,858)        (121,858)         (121,858)
                                                       --------------   --------------    --------------
     Total capital deficiency  .....................     (1,266,497)      (1,094,804)       (1,037,570)
                                                       --------------   --------------    --------------
     Total liabilities and capital deficiency  .....    $ 1,707,911      $ 2,327,134       $ 2,234,089
                                                       ==============   ==============    ==============

See accompanying notes to financial statements.

                                  WTLH, INC.
                           STATEMENTS OF OPERATIONS

                                                     Years Ended                     Two Months Ended
                                          --------------------------------   --------------------------------
                                            December 31,     December 31,     February 28,     February 29,
                                                1994             1995             1995             1996
                                           --------------   --------------    --------------   --------------
                                                                               (Unaudited)      (Unaudited)
Revenues:
   Broadcasting revenue, net of agency
     commissions of $587,810, $585,124,
     $80,559 and $79,300  ..............     $2,256,174       $2,313,467        $316,268         $325,964
   Barter broadcasting revenue .........        310,208          470,589          51,701           78,431
                                           --------------   --------------    --------------   --------------
     Total revenues  ...................      2,566,382        2,784,056         367,969          404,395
                                           --------------   --------------    --------------   --------------
Operating expenses:
   Technical and operations ............        278,312          320,215          46,777           33,256
   Programming, including amortization
     of $194,993, $199,260, $31,624 and
     $33,431  ..........................        242,769          253,959          39,614           42,946
   Barter programming ..................        310,208          470,589          51,701           78,431
   General and administrative ..........        401,675          440,370          20,537           11,104
   Promotion ...........................        237,419          346,529          28,174           26,236
   Sales ...............................        279,031          300,903          46,363           51,066
   Depreciation ........................        135,474          107,197          14,985           11,064
   Management fee ......................         55,600           40,500          11,000           21,400
                                           --------------   --------------    --------------   --------------
     Total operating expenses  .........      1,940,488        2,280,262         259,151          275,503
                                           --------------   --------------    --------------   --------------
     Income from operations  ...........        625,894          503,794         108,818          128,892
Interest expense  ......................       (135,064)        (163,111)        (31,162)         (19,853)
Other expenses, net  ...................              0          (63,743)         (8,189)         (17,089)
                                           --------------   --------------    --------------   --------------
     Income before income taxes  .......        490,830          276,940          69,467           91,950
Provision for income taxes  ............        190,000          105,247          26,437           34,716
                                           --------------   --------------    --------------   --------------
     Net income  .......................     $  300,830       $  171,693        $ 43,030         $ 57,234
                                           ==============   ==============    ==============   ==============

See accompanying notes to financial statements.

                                  WTLH, INC.
                       STATEMENTS OF CAPITAL DEFICIENCY

                                          Additional                        Receivable          Total
                               Common      Paid-In                             From            Capital
                               Stock       Capital          Deficit         Affiliate        Deficiency
                              --------   ------------    ---------------   -------------   ---------------
Balance, December 31, 1993      $100         $900        $ (1,446,469)     $ (121,858)      $ (1,567,327)
Net income  ...............        0            0             300,830               0            300,830
                              --------   ------------    ---------------   -------------   ---------------
Balance, December 31, 1994       100          900          (1,145,639)       (121,858)        (1,266,497)
Net income  ...............        0            0             171,693               0            171,693
                              --------   ------------    ---------------   -------------   ---------------
Balance, December 31, 1995       100          900            (973,946)       (121,858)        (1,094,804)
Net income (unaudited)  ...        0            0              57,234               0             57,234
                              --------   ------------    ---------------   -------------   ---------------
Balance February 29, 1996
  (unaudited) .............     $100         $900        $   (916,712)     $ (121,858)      $ (1,037,570)
                              ========   ============    ===============   =============   ===============

See accompanying notes to financial statements.

                                  WTLH, INC.
                           STATEMENTS OF CASH FLOWS

                                                            Years Ended                     Two Months Ended
                                                 --------------------------------   --------------------------------
                                                   December 31,     December 31,     February 28,     February 29,
                                                       1994             1995             1995             1996
                                                  --------------   --------------    --------------   --------------
                                                                                      (unaudited)      (unaudited)
Cash flows from operating activities:
   Net income .................................     $ 300,830        $ 171,693         $ 43,030         $ 57,234
   Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation  ............................       135,474          107,197           14,985           11,064
     Deferred income taxes  ...................       186,243          104,907           26,437             (862)
     Loss on sale of vehicle  .................             0            2,853                0                0
     Change in assets and liabilities:
        Accounts receivable ...................      (191,338)         (50,117)         188,612           84,473
        Film rights ...........................       106,738          (91,764)         (91,347)          33,431
        Prepaid expenses ......................           675            2,450            3,954            3,087
        Other assets ..........................           276            2,922           11,813                0
        Accounts payable ......................      (104,678)          27,360          (28,631)         (63,270)
        Accrued interest due affiliates .......        27,172          (56,407)         (54,121)           1,503
        Other accrued expenses ................       (20,109)          (1,973)         (50,664)          (8,747)
        Film rights payable ...................       (84,401)          87,715          (29,672)         (40,782)
                                                  --------------   --------------    --------------   --------------
          Net cash provided by operating
             activities .......................       356,882          306,836           34,396           77,131
                                                  --------------   --------------    --------------   --------------
Cash flows for investing activities:
   Purchase of property and equipment .........       (34,973)         (28,311)         (16,672)               0
   Proceeds from sale of vehicle ..............             0            2,723                0                0
                                                  --------------   --------------    --------------   --------------
        Net cash used in investing activities .       (34,973)         (25,588)         (16,672)               0
                                                  --------------   --------------    --------------   --------------
Cash flows (for) from financing activities:
   Principal payments on long-term debt to
     affiliates  ..............................      (108,586)         (83,324)               0          (36,288)
   Advances from affiliates ...................             0                0           31,436                0
   Payments made under capital leases .........       (16,426)         (50,841)               0           (2,695)
                                                  --------------   --------------    --------------   --------------
        Net cash (used in) provided by
          financing activities  ...............      (125,012)        (134,165)          31,436          (38,983)
                                                  --------------   --------------    --------------   --------------
Net increase in cash  .........................       196,897          147,083           49,160           38,148
Cash (overdraft) at beginning of year  ........        (6,315)         190,582          190,582          337,665
                                                  --------------   --------------    --------------   --------------
Cash at end of year  ..........................     $ 190,582        $ 337,665         $239,742         $375,813
                                                  ==============   ==============    ==============   ==============
Supplemental Disclosure of Cash Flow
   Information:
   Cash paid for interest .....................     $ 103,287        $ 224,404         $ 16,881         $ 12,607
                                                  ==============   ==============    ==============   ==============
   Cash paid for income taxes .................     $       0        $   7,757         $      0         $      0
                                                  ==============   ==============    ==============   ==============
Supplemental Schedule of Noncash
   Investing and Financing Activities:
   Capital lease obligation incurred for
     building  ................................     $       0        $ 525,000         $525,000         $      0
                                                  ==============   ==============    ==============   ==============

See accompanying notes to financial statements.

                                  WTLH, INC.
                        NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   Organization -- WTLH, Inc. (the Company) was formed in 1988 to own and operate a broadcast television station, WTLH, located in Tallahassee, Florida. The station is a Fox Network affiliate.

   Unaudited Interim Financial Information -- The unaudited balance sheet as of February 29, 1996 and the unaudited statements of operations and accumulated deficit and cash flows for the two months ended February 28, 1995 and February 29, 1996 (interim financial information) are unaudited and have been prepared on the same basis as the audited financial statements included herein. In the opinion of the Company, the interim financial information includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results of the interim period. The results of operations for the two month period ending February 29, 1996 are not necessarily indicative of the results for a full year. All disclosures for the two month periods ended February 28, 1995 and February 29, 1996 included herein are unaudited.

   Property and Equipment -- Equipment is stated at cost less accumulated depreciation. The Company operates in leased facilities with lease terms ranging up to 2014. Real property and equipment leased under capital leases are amortized over the lives of the respective leases using the straight-line method. Maintenance and repairs are expensed as incurred.

   Depreciation of equipment is computed using principally accelerated methods based upon the following estimated useful lives:

   Tower and building under lease  ......                      20 years
   Transmitter and studio equipment  ....                     5-7 years
   Computer equipment  ..................                       5 years
   Furniture and fixtures  ..............                       7 years
   Other equipment  .....................                     5-7 years

   Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Film Rights -- The Company enters into agreements to show motion pictures and syndicated programs on television. Only the rights and associated liabilities for those films and programs currently available for showing are recorded on the Company's books. These rights are recorded at cost, the gross amount of the contract liability. Program rights are amortized over the license period, which approximates amortization based on the estimated number of showings during the contract period, using the straight-line method except where an accelerated method would produce more appropriate matching of cost with revenue. Payments for the contracts are made pursuant to contractual terms over periods which are generally shorter than the license periods.

   Programming -- The Company obtains a portion of its programming, including presold advertisements, through its network affiliation agreement with Fox Broadcasting, Inc. ("Fox"), and also through independent producers.

   The Company does not make any direct payments for network and certain independent producers' programming. For broadcasting network programming, the Company receives payments from Fox, which totaled $38,559, $63,023, $11,302 and $6,955 for the years ended December 31, 1994 and 1995 and the two month period ended February 28, 1995 and February 29, 1996, respectively. For running independent producers' programming, the Company receives no direct payments. Instead, the Company retains a portion of the available advertisement spots to sell on its own account, which are recorded as broadcasting revenue. Management estimates the value, and related programming expense, of the presold advertising included in the

                                  WTLH, INC.
                 NOTES TO FINANCIAL STATEMENTS  - (Continued)

1. Summary of Significant Accounting Policies:  - (Continued)

independent producers' programming to be $310,208, $470,589, 51,701 and $78,431 for the years ended December 31, 1994 and 1995 and the two month periods ended February 28, 1995 and February 29, 1996, respectively. These amounts are presented gross as barter broadcasting revenue and barter programming expense in the accompanying financial statements.

   Income Taxes -- Deferred income tax assets are recognized for the expected future consequences of events that have been included in the financial statements and income tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

2. PROPERTY AND EQUIPMENT:

   The major classes of equipment consist of the following:

                                                                  February 29,
                                        1994          1995            1996
                                     -----------   -----------    --------------
                                                                   (Unaudited)
Transmitter and studio equipment      $731,962      $718,958        $718,958
Computer equipment  ..............      40,772        25,019          25,019
Furniture and fixtures  ..........      27,914        27,914          27,914
Other equipment  .................      56,141        63,827          63,827
                                     -----------   -----------    --------------
                                       856,789       835,718         835,718
Less accumulated depreciation  ...     779,506       784,713         785,472
                                     -----------   -----------    --------------
                                      $ 77,283      $ 51,005        $ 50,246
                                     ===========   ===========    ==============

   Building and equipment under capital leases consist of the following:

                                      December 31,   December 31,   February 29,
                                          1994           1995            1996
                                     --------------  -------------   ----------
                                                                    (Unaudited)
Building  ........................    $      0       $525,000        $525,000
Transmitter and studio equipment        38,400         38,400          38,400
Tower  ...........................     210,055        210,055         210,055
Computer equipment  ..............      41,300         41,300          41,300
Furniture and fixtures  ..........       7,950          7,950           7,950
Vehicle  .........................       8,952              0               0
                                     ------------  -------------   -------------
                                       306,657        822,705         822,705
Less accumulated depreciation  ...      80,654        129,886         140,191
                                     ------------  -------------   -------------
                                      $226,003       $692,819        $682,514
                                     ============  =============   =============

   Depreciation expense amounted to $135,474, $107,197, $13,936 and $10,305 for the years ended December 31, 1994 and 1995 and the two months ended February 28, 1995 and February 29, 1996, respectively.

                                  WTLH, INC.
                 NOTES TO FINANCIAL STATEMENTS  - (Continued)

3. LONG-TERM DEBT TO AFFILIATES:

   The following is a summary of long-term debt to affiliates:

                                                              December 31,     December 31,     February 29,
                                                                  1994             1995             1996
                                                             --------------   --------------    --------------
                                                                                                 (Unaudited)
Note payable to affiliated company through common
  ownership, interest at 12.97%, due at the earlier of
  August 12, 1999 or the date the station is refinanced or
  sold, collateralized by an assignment of outstanding
  accounts receivable ....................................      $453,673         $418,623         $392,335
Note payable to stockholders, interest at 12.97%, due
  upon sale of the station ...............................       156,584          112,558          102,558
Other  ...................................................         4,250                0                0
                                                             --------------   --------------    --------------
   Total .................................................       614,507          531,181          494,893
   Less current portion ..................................         4,250                0                0
                                                             --------------   --------------    --------------
   Long-term debt to affiliates ..........................      $610,257         $531,181         $494,893
                                                             ==============   ==============    ==============

   Scheduled maturities of long-term debt to affiliates, exclusive of $112,558 for sale of the station, are as follows:

     1999  .................................       $418,623
                                                 ==========

4. LEASES:

   The Company leases a broadcasting tower, a vehicle and computer and other equipment which have been accounted for as capital leases. The following is a summary of capital lease obligations:

                                                              December 31,     December 31,     February 29,
                                                                  1994             1995             1996
                                                             --------------   --------------    --------------
                                                                                                 (Unaudited)
Lease of a building with stockholders, interest at 10.4%,
  payable in varying monthly installments through January
  1, 2014 ................................................      $      0         $497,634         $498,314
Lease of a broadcasting tower with an affiliated company
  through common ownership, interest at 12.97%, payable in
  varying monthly installments through October 2010 ......       210,055          210,055          210,055
Lease of equipment, interest at 14.47%, payable in
  monthly installments of $1,114 through August 1998 .....        33,283           25,170           23,710
Leases of computer equipment, interest ranging from
  12.05% to 17.42%, payable in monthly installments
  ranging from $166 to $725 through April 1998 ...........        27,653           19,329           17,794
Lease of a vehicle, interest at 9%, payable in monthly
  installments of $285 through July 1996 .................         4,776                0                0
Lease of telephone equipment, interest at 14.33%, payable
  in monthly installments of $227 through January 1997 ...         4,252            1,990            1,610
                                                             --------------   --------------    --------------
   Total .................................................       280,019          754,178          751,483
   Less current portion ..................................       (92,247)         (61,559)         (65,432)
                                                             --------------   --------------    --------------
   Long-term portion .....................................      $187,772         $692,619         $686,051
                                                             ==============   ==============    ==============

                                  WTLH, INC.
                 NOTES TO FINANCIAL STATEMENTS  - (Continued)

4. Leases:  - (Continued)

   The Company also leases its studios, the land surrounding its tower from an affiliated company, three vehicles from its stockholders and various other equipment under non-cancelable operating leases. The leases expire at various dates through 2014. Rent expense under non-cancelable operating leases totaled $141,684, $166,680, $25,522, and $25,900 for the years ended December 31, 1994 and 1995 and the two months ended February 28, 1995 and February 29, 1996, respectively. Future minimum payments as of December 31, 1995 under capital leases and non-cancelable operating leases consist of the following:

                                                    Capital        Operating
           Year ended December 31:                  Leases           Leases
           -----------------------                -----------      -----------
1996  .......................................     $   97,613        $151,728
1997  .......................................        102,767          63,575
1998  .......................................         94,240          46,495
1999  .......................................         88,211          35,321
2000  .......................................         92,428          36,387
Thereafter  .................................      1,473,638         634,110
                                                  -----------      -----------
     Total lease payments  ..................      1,948,897         967,616
     Less amount representing interest  .....      1,194,719               0
                                                  -----------      -----------
     Present value of net minimum lease
        payments ............................     $  754,178        $967,616
                                                  ===========      ===========

5. FILM RIGHTS PAYABLE:

   Commitments for film rights payable as of December 31, 1995 are as follows for years ending December 31:

          1996 .....................................           $225,211
          1997 .....................................            143,208
          1998 .....................................             93,668
          1999 .....................................             40,457
          2000 .....................................              2,784
                                                            -----------
                                                               $505,328
                                                            ===========

   The Company has entered into agreements totaling $154,500 as of December 31, 1995, which are not yet available for showing at December 31, 1995, and, accordingly, are not recorded on the Company's financial statements.

6. INCOME TAXES:

   The provision for income taxes is summarized as follows:

                         Year Ended                      Two Months Ended
              --------------------------------   -------------------------------
                December 31,     December 31,     February 28,     February 29,
                    1994             1995             1995             1996
               --------------   --------------    --------------   -------------
                                                   (Unaudited)      (Unaudited)
Current  ...      $  3,757         $      0          $     0          $35,578
Deferred  ..       186,243          105,247           26,437             (862)
               --------------   --------------    --------------   -------------
                  $190,000         $105,247          $26,437          $34,716
               ==============   ==============    ==============   =============

                                  WTLH, INC.
                 NOTES TO FINANCIAL STATEMENTS  - (Continued)

6. Income Taxes:  - (Continued)

   The differences between the federal statutory tax rate and the Company's effective tax rate are as follows:

                                                           Year Ended                      Two Months Ended
                                                --------------------------------   --------------------------------
                                                  December 31,     December 31,     February 28,     February 29,
                                                      1994             1995             1995             1996
                                                 --------------   --------------    --------------   --------------
                                                                                     (Unaudited)      (Unaudited)
Federal income tax at federal statutory rate          34.0 %           34.0 %           34.0 %           34.0%
State income taxes, net of federal income tax
  benefit ....................................         3.6              3.6              3.6              3.6
Other  .......................................         1.1              0.6              0.4              0.1
                                                 --------------   --------------    --------------   --------------
                                                      38.7 %           38.2 %           38.0 %           37.7 %
                                                 ==============   ==============    ==============   ==============

   The components of net deferred tax assets are as follows:

                                     December 31,     December 31,     February 29,
                                         1994             1995             1996
                                    --------------   --------------    --------------
                                                                        (Unaudited)
Current deferred tax assets:  ...
   Net operating loss benefits ..      $ 80,714         $14,044           $     0
   Accrued interest due
     affiliates  ................        92,869          54,293            72,209
   Allowance for doubtful
     accounts  ..................         3,170           3,010                 0
                                    --------------   --------------    --------------
                                        176,753          71,347            72,209
Long-term deferred tax assets:
   Program rights amortization ..        24,291          24,790            24,790
                                    --------------   --------------    --------------
                                       $201,044         $96,137           $96,999
                                    ==============   ==============    ==============

   At December 31, 1995, the Company has recorded a deferred tax asset of $96,137, including the benefit of approximately $37,000 in loss carryforwards, which expire in 2006. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized.

   The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

7. RELATED PARTY TRANSACTIONS:

   The Company has a $121,858 receivable from an affiliated company for reimbursement of certain costs. The receivable is non interest bearing with no fixed terms of repayment. The receivable has been presented as a reduction of stockholders' equity in the accompanying financial statements.

   The Company paid $55,600, $151,500 (including $111,000 of payments for lease obligations which have been reclassified for financial statement presentation purposes) $11,000 and $21,400 in management fees to an affiliated company through common ownership for the years ended December 31, 1994 and 1995 and the two months ended February 28, 1995 and February 29, 1996, respectively.

   The Company made payments to stockholders and affiliates under leases as described in Note 4 aggregating $45,777, $138,236, $20,500 and $23,039 for the years ended December 31, 1994 and 1995 and the two months ended February 28, 1995 and February 29, 1996, respectively.

                                  WTLH, INC.
                 NOTES TO FINANCIAL STATEMENTS  - (Continued)

8. FINANCIAL INSTRUMENTS:

   Concentrations of Credit Risk -- Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of accounts receivable and cash. Concentrations of credit risk with respect to receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different business and geographic regions, of which approximately 60% was related to national accounts.

   Disclosures About Fair Value of Financial Instruments -- The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

       Cash and Accounts Receivable: The carrying amount approximates fair value.

       Long-Term Debt: The fair value of the Company's long-term debt approximates fair value since the debt was settled in full in 1996. See
   Note 10.

9. SUBORDINATED DEBT:

   The $1,200,000 subordinated debt is non-interest bearing and is payable to the Company's former stockholder under certain circumstances. The debt is subordinate to up to $1,500,000 of institutional or stockholder loans and is collateralized by all tangible and intangible personal property of the Company.

   In connection with the sale of the Company (see Note 10) a settlement agreement was entered into that reduced the outstanding liability to $521,100, which was paid in March 1996.

10. SUBSEQUENT EVENT:

   On March 8, 1996, the principal assets of the Company were sold to Pegasus Media & Communications, Inc. for $5 million in cash, including payments under noncompetition agreements with the owners and an employee of the station.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Harron Communications Corp.

We have audited the accompanying combined balance sheets of the DBS Operations of Harron Communications Corp. (operating divisions of Harron Communications Corp., as more fully described in Note 1 to financial statements) (the "Divisions") as of December 31, 1995 and 1994, and the related combined statements of operations, and cash flows for the years then ended. These financial statements are the responsibility of the Divisions' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the DBS Operations of Harron Communications Corp. at December 31, 1995 and 1994, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations had the Divisions been unaffiliated with Harron Communications Corp. As discussed in Notes 1 and 8 to the combined financial statements, Harron Communications Corp. provides financing and certain legal, treasury, accounting, tax, risk management and other corporate services to the Divisions.

DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania


April 26, 1996, except for
Note 9 as to which the
date is October 8, 1996

                DBS OPERATIONS OF HARRON COMMUNICATIONS CORP.
                           COMBINED BALANCE SHEETS
                DECEMBER 31, 1994 AND 1995, AND JUNE 30, 1996

                                                              December 31,
                                                     ------------------------------      June 30,
                                                          1994            1995             1996
                                                      -------------   -------------    -------------
                                                                                       (Unaudited)
ASSETS
CURRENT ASSETS:
   Cash ...........................................    $  140,311      $   452,016     $   313,923
   Accounts Receivable, net of allowance for
     doubtful accounts of $64,100 in 1995 and 1996         71,818          485,803         323,659
   Inventory ......................................       766,945          304,335          31,079
                                                      -------------   -------------    -------------
          Total current assets  ...................       979,074        1,242,154         668,661
                                                      -------------   -------------    -------------
PROPERTY AND EQUIPMENT  ...........................        14,270           71,777          71,777
   Accumulated depreciation .......................        (1,000)          (9,565)        (17,132)
                                                      -------------   -------------    -------------
          Property and equipment, net  ............        13,270           62,212          54,645
                                                      -------------   -------------    -------------
FRANCHISE COSTS  ..................................     5,399,321        5,590,167       5,590,167
   Accumulated amortization .......................      (224,877)        (775,423)     (1,058,599)
                                                      -------------   -------------    -------------
          Franchise costs, net  ...................     5,174,444        4,814,744       4,531,568
                                                      -------------   -------------    -------------
TOTAL  ............................................    $6,166,788      $ 6,119,110     $ 5,254,874
                                                      =============   =============    =============
LIABILITIES AND DIVISION DEFICIENCY
CURRENT LIABILITIES:
   Accounts payable ...............................    $  272,340      $    49,290     $    22,987
   Accrued expenses (Note 4)  .....................       121,085          504,339         651,127
                                                      -------------   -------------    -------------
          Total current liabilities  ..............       393,425          553,629         674,114
                                                      -------------   -------------    -------------
DUE TO AFFILIATE (Note 8)  ........................     6,708,407        8,399,809       7,997,900
                                                      -------------   -------------    -------------
    Total liabilities  ............................     7,101,832        8,953,438       8,672,014
COMMITMENTS AND CONTINGENCIES
DIVISION DEFICIENCY  ..............................      (935,044)      (2,834,328)     (3,417,140)
                                                      -------------   -------------    -------------
TOTAL  ............................................    $6,166,788      $ 6,119,110     $ 5,254,874
                                                      =============   =============    =============

                 See notes to combined financial statements.

                DBS OPERATIONS OF HARRON COMMUNICATIONS CORP.
                      COMBINED STATEMENTS OF OPERATIONS
                 YEARS ENDED DECEMBER 31, 1994 AND 1995, AND
                   SIX MONTHS ENDED JUNE 30, 1995 AND 1996

                                            Year Ended                    Six Months Ended
                                           December 31,                       June 30,
                                 --------------------------------   -----------------------------
                                      1994             1995             1995            1996
                                  -------------   ---------------    ------------   -------------
                                                                             (Unaudited)
REVENUES:
   Programming ................     $  95,488       $ 1,677,581       $ 576,032      $1,606,878
   Equipment and other ........       279,430           835,379         147,175         289,708
                                  -------------   ---------------    ------------   -------------
                                      374,918         2,512,960         723,207       1,896,586
                                  -------------   ---------------    ------------   -------------
COST OF SALES:
   Programming ................        42,464           707,880         245,717         798,796
   Equipment and other ........       233,778           901,420         135,386         288,284
                                  -------------   ---------------    ------------   -------------
                                      276,242         1,609,300         381,103       1,087,080
                                  -------------   ---------------    ------------   -------------
GROSS PROFIT  .................        98,676           903,660         342,104         809,506
                                  -------------   ---------------    ------------   -------------
OPERATING EXPENSES:
   Selling ....................        17,382           463,425          85,806          87,241
   General and administrative .       199,683         1,009,633         341,657         594,479
   Corporate allocation .......       103,200           139,700          69,800          76,393
   Depreciation and
     amortization  ............       225,877           559,111         274,661         290,743
                                  -------------   ---------------    ------------   -------------
                                      546,142         2,171,869         771,924       1,048,856
                                  -------------   ---------------    ------------   -------------
LOSS FROM OPERATIONS  .........      (447,466)       (1,268,209)       (429,820)       (239,350)
INTEREST EXPENSE  .............       487,578           631,075         307,843         343,462
                                  -------------   ---------------    ------------   -------------
NET LOSS  .....................    $ (935,044)     $ (1,899,284)      $(737,663)    $  (582,812)
                                  =============   ===============    ============   =============

See notes to combined financial statements.

                DBS OPERATIONS OF HARRON COMMUNICATIONS CORP.

                      COMBINED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1994 AND 1995, AND
                   SIX MONTHS ENDED JUNE 30, 1995 AND 1996


                                                           Year Ended                     Six Months Ended
                                                          December 31,                        June 30,
                                                --------------------------------   ------------------------------
                                                     1994             1995              1995            1996
                                                 -------------   ---------------    -------------   -------------
                                                                                            (Unaudited)
OPERATING ACTIVITIES:
   Net loss ..................................    $  (935,044)    $ (1,899,284)     $  (737,663)    $ (582,812)
   Adjustments to reconcile net loss to net
     cash provided by (used in) operating
     activities:
     Depreciation and amortization  ..........        225,877          559,111          274,661        290,743
     Changes in assets and liabilities:
        Accounts receivable ..................        (71,818)        (413,985)         (35,256)       162,144
        Inventory ............................       (766,945)         462,610         (169,343)       273,256
        Accounts payable .....................        272,340         (223,050)        (165,084)       (26,303)
        Accrued expenses .....................        121,085          383,254           66,048        146,788
                                                 -------------   ---------------    -------------   -------------
          Net cash provided by (used in)
             operating activities ............     (1,154,505)      (1,131,344)        (766,637)       263,816
                                                 -------------   ---------------    -------------   -------------
INVESTING ACTIVITIES:
   Purchase of property and equipment ........        (14,270)         (57,507)         (48,217)            --
   Purchase of franchise rights and other ....                        (190,846)        (189,690)            --
                                                 -------------   ---------------    -------------   -------------
          Net cash used in investing
             activities ......................        (14,270)        (248,353)        (237,907)            --
                                                 -------------   ---------------    -------------   -------------
FINANCING ACTIVITIES -- Advances from (to)
   affiliate, net ............................      1,309,086        1,691,402        1,006,890       (401,909)
                                                 -------------   ---------------    -------------   -------------
NET INCREASE (DECREASE) IN CASH  .............        140,311          311,705            2,346       (138,093)
CASH, BEGINNING OF PERIOD ....................                         140,311          140,311        452,016
                                                 -------------   ---------------    -------------   -------------
CASH, END OF PERIOD ..........................    $   140,311      $   452,016       $  142,657      $ 313,923

                                                 =============   ===============    =============   =============

                 See notes to combined financial statements.

                DBS OPERATIONS OF HARRON COMMUNICATIONS CORP.
                    NOTES TO COMBINED FINANCIAL STATEMENTS
                    YEARS ENDED DECEMBER 31, 1994 AND 1995

1. PRESENTATION AND NATURE OF BUSINESS


   Basis of Presentation -- The DBS Operations of Harron Communications Corp. (the "Divisions") are comprised of the assets and liabilities of two operating divisions of Harron Communications Corp. ("Harron") that provide direct broadcast satellite ("DBS") services. On October 8, 1996 Harron sold its DBS operations to Pegasus Communications Corporation (see Note 9). These divisions have no separate legal existence apart from Harron.


   The historical combined financial statements of the DBS Operations of Harron Communications Corp. do not necessarily reflect the results of operations or financial position that would have existed if the component DBS operating divisions were independent companies. Harron provides certain legal, treasury, accounting, tax, risk management and other corporate services to the Divisions (see Note 8). There are no significant intercompany transactions or balances between the component divisions.

   Nature of Business -- The Divisions provide direct broadcast satellite television distribution services and sell the related equipment in rural territories located in Michigan and Texas franchised by the National Rural Telecommunications Cooperative ("NRTC") and DIRECTV. While these franchises are exclusive as they relate to programming provided by DIRECTV, other programming providers may offer DBS services within the Divisions' markets.

   In 1993, the Divisions purchased their initial franchises with a potential subscriber base of 343,174 homes for approximately $5,395,000. In July 1994, the Divisions added their first DBS subscriber. In 1995, the Divisions purchased an additional franchise with a potential subscriber base of 7,695 homes for approximately $190,000. Total subscribers at December 31, 1995 and 1994 were 6,573 and 1,737 homes, respectively.

   Under the franchise agreements, DIRECTV operates a satellite through which programming is transmitted. The NRTC provides certain billing and collection services to the Divisions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Accounts Receivable -- Accounts receivable consist of amounts due from customers for programming services and equipment purchases and installation. In 1995, the Divisions sold equipment and related installation to approximately 50 customers under contracts with repayment terms of up to 48 months. The Divisions have provided a reserve for estimated uncollectible amounts of $64,100 at December 31, 1995. Bad debt expense in 1994 and 1995 was $0 and $87,400, respectively.

   Inventory -- Inventory, consisting of DBS systems (primarily, satellite dishes and converter boxes) and related parts and supplies, is stated at the lower of cost (first in - first out method) or market. Because of the nature of the technology involved, the value of inventory held by the Divisions is subject to changing market conditions. Accordingly, inventory has been written down to its estimated net realizable value, and results of operations in 1995 include a corresponding charge of approximately $105,000.

   In 1995, the Divisions provided demonstration units to certain dealers and others. The cost of demonstration units is expensed when such units are placed in service. In 1995, demonstration units amounting to approximately $32,000 were placed in service.

   Property and Equipment -- Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

   Franchise Costs -- Franchise acquisition costs are capitalized and are being amortized using the straight-line method over the remaining minimum franchise period (originally 10 years) which approximates the estimated useful life of the satellite operated by DIRECTV.

                DBS OPERATIONS OF HARRON COMMUNICATIONS CORP.
            NOTES TO COMBINED FINANCIAL STATEMENTS  - (Continued)
                    YEARS ENDED DECEMBER 31, 1994 AND 1995

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  - (Continued)

   The Divisions evaluate the carrying value of long-term assets, including franchise acquisition costs, based upon current anticipated undiscounted cash flows, and recognizes impairment when it is probable that such estimated cash flows will be less than the carrying value of the asset. Measurement of the amount of the impairment, if any, is based upon the difference between the carrying value and the estimated fair value.

   Revenue Recognition -- Revenue in connection with programming services and associated costs are recognized when such services are provided. Amounts received in advance of the services being provided are recorded as unearned revenue. Revenue in connection with the sale of equipment and installation and associated costs are recognized when the equipment is installed.

   Income Taxes -- The Divisions are included in the consolidated tax return of Harron. Accordingly, income taxes have been presented in these combined financial statements as though the Divisions filed a separate combined federal income tax return and separate state tax returns.

   The Divisions account for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes (See Note 5).

   Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Unaudited Data -- The combined balance sheet as of June 30, 1996 and the combined statements of operations and cash flows for the three months ended June 30, 1995 and 1996 have been prepared by the Divisions and have not been audited. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the combined financial position, results of operations and cash flows of the Divisions as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 have been made. The combined results of operations for the six months ended June 30, 1996 are not necessarily indicative of operating results for the full year.

   Disclosures About Fair Value of Financial Instruments -- The following disclosure of the estimated fair value of financial instruments is made in accordance with SFAS No. 107, Disclosures About Fair Value of Financial Instruments.

       Cash, Accounts Receivable, Accounts Payable, and Accrued Expenses -- The carrying amounts of these items approximate their fair values as of December 31, 1994 and 1995 because of their short maturity.

       Due to Affiliates -- A reasonable estimate of fair value is not practicable to obtain because of the related party nature of this item.

3. PROPERTY AND EQUIPMENT

   Property and equipment consist of the following:

                                  Estimated
                                    Years                  December 31,
                                                    --------------------------
                                 Useful Life           1994            1995
                                -------------        ---------       ---------
Furniture and fixtures  .            10              $ 8,550         $19,435
Computer equipment  .....             5                5,720          25,839
Automobiles  ............             3                               21,005
Other  ..................             3                                5,498
                                                     ---------       ---------
                                                      14,270          71,777
Accumulated depreciation .                            (1,000)         (9,565)
                                                     ---------       ---------
                                                     $13,270         $62,212
                                                     =========       =========

                DBS OPERATIONS OF HARRON COMMUNICATIONS CORP.
            NOTES TO COMBINED FINANCIAL STATEMENTS  - (Continued)
                    YEARS ENDED DECEMBER 31, 1994 AND 1995

4. ACCRUED EXPENSES

   Accrued expenses consist of the following:

                                                    December 31,
                                        --------------------------------------
                                          1994                        1995
                                        ----------                  ----------
Programming  .........                  $ 33,038                    $200,300
Commissions  .........                     5,618                      84,676
Salaries and benefits                     25,000                      16,019
Unearned revenue  ....                    47,339                     165,496
Other  ...............                    10,090                      37,848
                                        ----------                  ----------
                                        $121,085                    $504,339
                                        ==========                  ==========

5. INCOME TAXES

   The Divisions account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes, which requires an asset and liability approach for financial accounting and reporting of income taxes. Under this approach, deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax law will be reflected in the tax provision as they occur. Deferred income taxes reflect the net tax effects of (a) temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss carryforwards.

   For each year presented, there is no provision or benefit for income taxes due to net losses incurred and the effect of recording a 100% valuation allowance on net deferred tax assets.

   Significant items comprising the Divisions' deferred tax assets and liabilities at December 31, are as follows:

                                                  1994               1995
                                               -----------       -------------
Differences between book and tax basis:
   Intangible assets ...................       $  17,000         $    85,000
   Inventory ...........................                              52,000
   Other ...............................                              24,000
Net operating carryforwards  ...........         342,000             978,000
                                               -----------       -------------
          Net deferred tax asset  ......         359,000           1,139,000
Valuation allowance  ...................        (359,000)         (1,139,000)
                                               -----------       -------------
Net deferred tax balance  ..............       $       0         $         0
                                               ===========       =============

   The Divisions have recorded a valuation allowance of $359,000 and $1,139,000 at December 31, 1994 and 1995, respectively, against deferred tax assets, reducing these assets to amounts which are more likely than not to be realized. The increase in the valuation allowance of $780,000 from December 31, 1994 is primarily attributable to the increase in the tax benefits associated with the Divisions' net operating loss carryforwards. The benefits of these net operating loss carryforwards are not transferable pursuant to the transaction described in Note 9.

                DBS OPERATIONS OF HARRON COMMUNICATIONS CORP.
            NOTES TO COMBINED FINANCIAL STATEMENTS  - (Continued)
                    YEARS ENDED DECEMBER 31, 1994 AND 1995

6. DIVISION DEFICIENCY

   Changes in division deficiency for the years ended December 31, 1994 and 1995 are as follows:

 Balance, January 1, 1994  ..............................     $         0
   1994 Net Loss ........................................        (935,044)
                                                              -------------
Balance, December 31, 1994 ..............................        (935,044)
   1995 Net loss ........................................      (1,899,284)
                                                              -------------
Balance, December 31, 1995 ..............................     $(2,834,328)
                                                              =============

7. EMPLOYEE SAVINGS PLAN

   Employees of the Divisions who have completed one year of service, as defined, may contribute from 1% to 15% of their earnings to a 401(k) plan administered by Harron for its employees. The Divisions will match 50% of the employee contributions up to 6% of earnings. The Divisions' expense related to the savings plan was $0 and $1,280 in 1994 and 1995, respectively.

8. RELATED PARTY TRANSACTIONS

   Amounts due to affiliate represent cash advances for franchise acquisitions, capital expenditures and working capital deficiencies. Interest expense of approximately $488,000 and $631,000 was charged in 1994 and 1995, respectively, and was added to the outstanding balance. The rate of interest is determined by Harron based on its cost of borrowed funds. At December 31, 1995, this rate was approximately 8.3%. Although these advances have no stated repayment terms, Harron has agreed not to seek repayment through March 1997.

   Approximately $103,200 and $139,700 of Harron's corporate expenses has been charged to the Divisions in 1994 and 1995, respectively. In addition, approximately $26,000 and $143,000 has been charged to the Divisions for Harron's regional support of the Divisions' operations in 1994 and 1995, respectively, and are included in general and administrative expenses. These costs include legal, treasury, accounting, tax, risk management, advertising and building rent and are charged to the Divisions based on management's estimate of the Divisions' allocable share of such costs. Management believes that its allocation method is reasonable.

   The Divisions' assets have been pledged as collateral for certain loans of Harron that have outstanding balances of approximately $188,000,000 at December 31, 1995.

9. SUBSEQUENT EVENT


   On October 8, 1996, Harron contributed its DBS operations and related assets to Pegasus Communications Corporation ("Pegasus") in exchange for (a) cash in the amount of $17.9 million and (b) 852,110 shares of Class A Common Stock of Pegasus. On that date, Pegasus consummated an initial public offering of its Class A Common Stock at an initial public offering price of $14 per share.

                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Dom's Tele Cable, Inc.

We have audited the accompanying balance sheets of Dom's Tele Cable, Inc. as of May 31, 1995 and 1996 and the related statements of operations and deficit and cash flows for the years ended May 31, 1994, 1995 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dom's Tele Cable, Inc. as of May 31, 1995 and 1996, and the results of operations and deficit and its cash flows for the years ended May 31, 1994, 1995 and 1996 in conformity with generally accepted accounting principles.

As discussed in Note 11, to the financial statements, the Company has restated the depreciation expense for the year ended May 31, 1994, to properly reflect the calculation of depreciation expense.


COOPERS & LYBRAND L.L.P.

San Juan, Puerto Rico
August 9, 1996

                            DOM'S TELE CABLE, INC.
                                BALANCE SHEETS
                            MAY 31, 1995 AND 1996

                                                            May 31,         May 31,
                                                             1995            1996
                                                         -------------   -------------
                        ASSETS
Property, plant, and equipment net of accumulated
  depreciation and amortization ......................    $ 5,077,102     $ 4,839,293
Cash  ................................................         60,648         146,368
Accounts receivable, trade -- net of allowance for
  doubtful accounts of $26,900 and $30,390 for May 31,
  1995 and 1996, respectively ........................        107,876          26,314
Prepaid expenses  ....................................         85,536          62,856
Other assets  ........................................         11,086          11,086
Due from related parties  ............................            212             212
Deferred tax asset  ..................................        330,200               0
                                                         -------------   -------------
     Total assets  ...................................    $ 5,672,660     $ 5,086,129
                                                         =============   =============
       LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Liabilities:
   Notes and loans payable ...........................    $ 6,079,357     $ 5,086,232
   Accounts payable, trade ...........................        695,519         194,856
   Accrued expenses ..................................        942,227       1,055,337
   Unearned revenues .................................         53,852          41,369
   Income tax payable ................................         16,840          15,410
                                                         -------------   -------------
                                                            7,787,795       6,393,204
                                                         -------------   -------------
Commitments and contingencies  .......................        477,083         495,352
Stockholders' Deficiency:
   Common stock -- $10 par value; authorized, 100,000
     shares, issued and outstanding 9,575 shares  ....         95,750          95,750
   Accumulated deficit ...............................     (2,687,968)     (1,898,177)
                                                         -------------   -------------
                                                           (2,592,218)     (1,802,427)
                                                         -------------   -------------
     Total liabilities and stockholders' deficiency  .    $ 5,672,660     $ 5,086,129
                                                         =============   =============

  The accompanying notes are an integral part of these financial statements.

                            DOM'S TELE CABLE, INC.
                     STATEMENTS OF OPERATIONS AND DEFICIT
               FOR THE YEARS ENDED MAY 31, 1994, 1995 AND 1996

                                             May 31,           May 31,           May 31,
                                              1994              1995              1996
                                         ---------------   ---------------    --------------
                                           As Restated
Revenues  ............................     $ 5,356,652       $ 5,447,228       $ 6,015,072
Operating costs and expenses  ........       1,521,390         1,950,762         1,909,206
                                         ---------------   ---------------    --------------
     Gross profit  ...................       3,835,262         3,496,466         4,105,866
                                         ---------------   ---------------    --------------
     Marketing, general, and
        administrative expenses ......       1,346,487         1,412,951         1,636,322
     Depreciation and amortization  ..         634,750           491,295           505,042
                                         ---------------   ---------------    --------------
                                             1,981,237         1,904,246         2,141,364
                                         ---------------   ---------------    --------------
Operating income  ....................       1,854,025         1,592,220         1,964,502
Non-operating (income) expenses:
   Other .............................              --           (50,000)               --
   Interest expense ..................         753,047           777,461           827,800
                                         ---------------   ---------------    --------------
   Income before benefit (provision)
     for income taxes  ...............       1,100,978           864,759         1,136,702
   Benefit (provision) for income
     taxes  ..........................         184,000           129,356          (346,911)
                                         ---------------   ---------------    --------------
     Net income  .....................       1,284,978           994,115           789,791
Deficit at beginning of period  ......      (4,967,061)       (3,682,083)       (2,687,968)
                                         ---------------   ---------------    --------------
Deficit at end of period  ............    $ (3,682,083)     $ (2,687,968)     $ (1,898,177)
                                         ===============   ===============    ==============

  The accompanying notes are an integral part of these financial statements.

                            DOM'S TELE CABLE, INC.
                           STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED MAY 31, 1994, 1995 AND 1996

                                                      May 31,         May 31,          May 31,
                                                       1994            1995             1996
                                                   -------------   -------------    -------------
                                                    As Restated
Cash flows from operating activities:
   Net income ..................................    $ 1,284,978     $   994,115     $   789,791
                                                   -------------   -------------    -------------
Adjustments to reconcile net income to net cash
   provided by operating activities: ...........
     Depreciation and amortization  ............        634,750         491,295         505,042
     Provision for doubtful accounts  ..........         50,595           9,241         110,408
     Changes in assets and liabilities:
        Increase in accounts
          receivables, trade  ..................        (24,781)        (51,864)        (28,846)
        (Increase) decrease in accounts
          receivable, other  ...................        (14,743)         35,866              --
        (Increase) decrease in prepaid expenses         (35,218)         (4,845)         22,679
        Increase in other assets ...............         (3,916)             --              --
        (Increase) decrease in due from related
          parties  .............................         (2,887)          3,414              --
        (Increase) decrease in deferred tax
          asset  ...............................       (184,000)       (146,200)        330,200
        Increase (decrease) in accounts payable         238,870         266,705        (500,663)
        Increase (decrease) in accrued expenses        (186,870)       (120,322)        113,110
        Increase (decrease) in income tax
          payable  .............................             --          16,840          (1,430)
        Decrease in unearned revenues ..........        (12,483)        (22,908)        (12,483)
        Increase in contingencies ..............             --         191,083          18,269
                                                   -------------   -------------    -------------
          Total adjustments  ...................        459,317         668,305         556,286
                                                   -------------   -------------    -------------
          Net cash provided by operating
             activities ........................      1,744,295       1,662,420       1,346,077
                                                   -------------   -------------    -------------
Cash flows from investing activities:
   Capital expenditures ........................       (390,172)       (249,727)       (267,232)
                                                   -------------   -------------    -------------
          Net cash used in investing activities        (390,172)       (249,727)       (267,232)
                                                   -------------   -------------    -------------
Cash flows from financing activities:
   Payments of notes payable ...................     (1,469,104)     (1,443,650)     (1,011,925)
   Proceeds from issuance of loan payable ......         40,000              --          18,800
                                                   -------------   -------------    -------------
          Net cash used in financing activities      (1,429,104)     (1,443,650)       (993,125)
                                                   -------------   -------------    -------------
Net increase (decrease) in cash  ...............        (74,981)        (30,957)         85,720
Cash, beginning of period  .....................        166,586          91,605          60,648
                                                   -------------   -------------    -------------
Cash, end of period  ...........................    $    91,605     $    60,648     $   146,368
                                                   =============   =============    =============
Supplemental disclosure of cash flows
   information:
 Cash paid during the period for interest  .....    $   713,821     $   805,421     $   833,209
                                                   =============   =============    =============

  The accompanying notes are an integral part of these financial statements.

                            DOM'S TELE CABLE, INC.
                        NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

   Dom's Tele Cable, Inc. (the "Company") was incorporated pursuant to the provisions of the General Corporations Law of the Commonwealth of Puerto Rico on February 23, 1983. The Company operates a cable television system under a franchise authorization by the Public Service Commission of Puerto Rico and the Federal Communications Commission which includes the towns of San German, Lajas, Cabo Rojo, Sabana Grande, Hormigueros, Guanica, Rincon, Anasco, Las Marias, and Maricao in Puerto Rico.

CLASSIFICATION OF ACCOUNTS

   There is no distinction between current assets and liabilities and non-current assets and liabilities inasmuch such distinction is not practical in the cable industry.

REVENUE RECOGNITION

   Revenues as well as costs and expenses are recognized under the accrual method of accounting; as such revenues are earned as the related costs and expenses are incurred.

UNEARNED REVENUES

   Unearned revenues are recorded when a customer pays for the services before they are delivered or rendered, and are included in income over the contract or service period.

INITIAL SUBSCRIBER INSTALLATION COSTS

   Initial subscriber installation costs, including material, labor and overhead costs of the drop, are capitalized and depreciated over a period no longer than 7 years.

HOOKUP REVENUES

   The excess of revenues over selling costs for initial cable television hookups are deferred and amortized over the estimated average period that subscribers are expected to remain connected to the system, which is estimated at 10 years.

PROPERTY, PLANT, AND EQUIPMENT

   Property, plant, and equipment are stated at cost. Expenditures for additions and improvements that increase the productive capacity or extend the useful life of the assets are capitalized and expenditures for maintenance and repairs are charged to operations. When properties are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the books, and any gain or loss from disposal is included in operations. Fully depreciated assets are written off against accumulated depreciation.

   Depreciation of property, and equipment is computed on the straight-line method based upon the following estimated useful lives:

       Tower and distribution system                           18 years
       Machinery and equipment                                  5 years
       Furniture and fixtures                                   5 years
       Motor vehicles                                           5 years
       Building                                                30 years
       Leasehold improvements                                   5 years

                            DOM'S TELE CABLE, INC.
                 NOTES TO FINANCIAL STATEMENTS  - (Continued)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  - (Continued)

INCOME TAXES

   Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

   Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

FAIR VALUE OF FINANCIAL INSTRUMENTS

   For cash and accounts receivable, the estimated fair value is the same or approximately the same as the recorded value.

RISKS AND UNCERTAINTIES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

   Certain reclassifications have been made to the 1995 financial statements to be consistent with the current year presentation.

2. FRANCHISE FEES AND COMMITMENTS

   The Company was granted a cable television franchise for certain municipalities on December 28, 1984 by the Puerto Rico Service Commission for twenty years. The franchise agreement requires a payment of 3% of the Company's gross revenues. In addition, the Company has to pay its subscribers 5% interest on its customer deposits.

   The Company's pole rental agreements with the Puerto Rico Telephone Company and the Puerto Rico Electric Power Authority are renewed on a yearly basis. These contracts specify that the Company will pay $3.00 and $7.33, respectively, for the use of each pole. The rental expense for the years ended May 31, 1994, 1995, and 1996, amounted to $58,334, $73,063 and $73,065, respectively.

3. RELATED PARTY TRANSACTION

   The Company was partially owned by Three-Sixty Corporation. Transactions with Three-Sixty Corporation not disclosed elsewhere are management fees amounting to $55,367, $54,952 and $55,367 in May 31, 1994, 1995, and 1996,
respectively.

   In October 1994, all of the Company's stock was acquired by the majority stockholder.

                            DOM'S TELE CABLE, INC.
                 NOTES TO FINANCIAL STATEMENTS  - (Continued)

4. PROPERTY, PLANT, AND EQUIPMENT

   Property, plant, and equipment consists of:

                                                                May 31,        May 31,
                                                                 1995            1996
                                                             -------------   ------------
Building  .....................................               $   122,713    $   122,713
Tower and distribution  .......................                11,006,704     11,223,338
Furniture and fixtures  .......................                   137,498        142,128
Equipment  ....................................                   394,703        433,743
Leasehold improvements  .......................                    32,350         39,279
                                                             -------------   ------------
                                                               11,693,968     11,961,201
Less accumulated depreciation and amortization                  6,781,354      7,286,396
Land  .........................................                   164,488        164,488
                                                             -------------   ------------
Property, plant and equipment, net  ...........               $ 5,077,102    $ 4,839,293
                                                             =============   ============

5. NOTES AND LOANS PAYABLE

                                                                 May 31,        May 31
                                                                  1995           1996
                                                              -------------   -----------
Loan payable in 84 monthly installments which fluctuates
  from $13,543 up to $67,711 during the term of the loan in
  accordance with a payment schedule known as the Term
  Loan, plus interest at .75% over the prevailing prime
  rate as published from time to time by Citibank N.A. in
  New York or at 2% over the U.S. Internal Revenue Code
  Section 936 interest rate for the portion of the loan
  funded with 936 funds. The loan matures on July 1, 1996.     $  974,315     $  188,874
Loan payable in 83 monthly installments which fluctuates
  from $15,000 up to $100,000 during the term of the loan
  in accordance with the payment schedule and one final
  balloon payment of $3,305,000, known as the Credit
  Facility Loan, plus interest at .75% over the prevailing
  prime rate as published from time to time by Citibank
  N.A. in New York or at 2% over the U.S. Internal Revenue
  Code Section 936 interest rate for the portion of the
  loan funded with 936 funds. The loan matures on July 1,
  1996. ...................................................     5,080,020      4,880,021
Loan payable to Western Bank of Puerto Rico in 60 equal
  monthly installments of $1,112, plus interest at 2% over
  the prevailing prime rate, and collateralized with a
  motor vehicle. This loan was paid in full on January 19,
  1996. ...................................................        25,022             --
Capital lease equipment bearing interest at 7.56% with a
  residual value of $3,900. This lease agreement is due in
  2001. ...................................................            --         17,337
                                                              -------------   -----------
                                                               $6,079,357     $5,086,232
                                                              =============   ===========

                            DOM'S TELE CABLE, INC.
                 NOTES TO FINANCIAL STATEMENTS  - (Continued)

5. NOTES AND LOANS PAYABLE  - (Continued)

Aggregate maturities of notes and loans payable are as follows:

 Years Ending May 31,
 --------------------
        1997 ..............................................    $5,072,483
        Thereafter ........................................        13,749
                                                             ------------
                                                               $5,086,232
                                                             ============

   On October 26, 1995, Philip Credit Corporation sold, assigned and transferred all of its rights, title, and interest, in and to the credit agreement dated June 28, 1988, as amended to Lazard Freres & Co., L.L.C. The credit agreement between the Company is comprised of a Term Loan and a Credit Facility Loan which are collateralized by substantially all of the assets owned by the Company along with a personal guarantee of the Company's stockholder.

   The credit agreement contains certain restrictive covenants such as: (i) subscriber debt ratio; (ii) subscriber payment; (iii) number of homes in cable system; (iv) number of subscribers; (v) combined plant mileage; and
(vi) subscribers' mileage ratio. As of May 31, 1995, and 1996, the Company was not in compliance with certain of the restrictive covenants and is in default on principal payments amounting to approximately $1,500,000 on the Credit Facility Loan. See Note 10.

6. INCOME TAXES

   The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," as of June 1, 1993. The application of the statement did not affect the Company's financial position and result of operations because the components of the deferred tax primarily relate to net operating loss carryforwards of $1,611,300 for which a valuation allowance of 100% was provided. During 1994, the Company changed its conclusion about the realization of operating loss carryforwards and decided to record $184,000 for the realization of losses during 1995. The Company did not recognize a deferred tax asset for net operating losses to be realized after May 31, 1995 because management expects to have completed the assets sale and liquidation of the Company shortly after May 31, 1996.

   The components of deferred tax asset were as follows:

                                              May 31,               May 31,
                                                1995                  1996
                                             -----------           -----------
Net operating loss carryforwards             $ 712,758             $ 500,677
Valuation allowance  .............            (382,558)             (500,677)
                                             -----------           -----------
                                             $ 330,200             $      --
                                             ===========           ===========

   The comparison of income tax expense at the Puerto Rico statutory rate to the Company's income tax benefit (provision) is as follows:

                                        May 31,         May 31,        May 31,
                                         1994            1995            1996
                                      ------------   -------------    ----------
                                      As Restated
Tax at statutory rate  ............... $ 462,411       $ 363,199      $ 443,314
Adjustment due to:
     Benefit of net operating loss
        carryforwards ................  (456,149)       (354,255)      (439,187)
     Alternative minimum tax  ........         0          16,844         16,711
     Change in valuation allowances  .  (184,000)       (146,200)       330,200
     Others, net  ....................    (6,262)         (8,944)        (4,127)
                                      ------------   -------------    ----------
                                       $ (184,000)     $ (129,356)    $ 346,911
                                      ============   =============    ==========

                            DOM'S TELE CABLE, INC.
                 NOTES TO FINANCIAL STATEMENTS  - (Continued)

7. CONCENTRATION OF CREDIT RISK

   Substantially all of the Company's business activity is with customers located in eight municipalities located in the southwestern area of Puerto Rico and as such the Company is subject to the risks of Puerto Rico and more specifically the economy of such geographic area.

8. CONTINGENCIES

   The Company is involved in various litigations arising in the normal course of business. Management believes that the outcome of these uncertainties will not have a material adverse effect on its financial statements.

   The Company has not filed the Copyright Statement of Accounts with the Copyright Office nor has paid royalty fees and interest amounting to approximately $477,083 and $495,352 for May 31, 1995, and 1996, respectively. The Company can be subject to various remedies for copyright infringement and additional penalties for not filing the Copyright Statement of Accounts. Management has accrued $477,083 and $495,352 for May 31, 1995 and 1996, respectively, for royalty fees and interest for the unexpired filing periods, which is three years in accordance with the statute of limitations. Management plans to make the filing and payment concurrently with the proposed sale of the Company.

9. SIGNIFICANT TRANSACTIONS

   On January 11, 1996, the Company's sole stockholder signed a letter of intent with respect to the liquidation of the Company's operations and the eventual sale of its net assets, in an transaction that should be consummated on or before August 31, 1996. Long-term obligations payable to Lazard Freres & Co., L.L.C., at present, CIBC Wood Gundy Securities Corporation, will be paid from the proceeds of this sale. In the event the planned sale is not made the Company may need to seek additional financing from other sources or restructure its debt.

10. SUBSEQUENT EVENTS

   Effective on June 1, 1996, the Company was liquidated and a new legal entity was incorporated under the laws of the Commonwealth of Puerto Rico known as DOMAR Inc., to be in accordance with the sale contract agreement entered with the buyer, Pegasus Media & Communications, Inc.

   On July 1, 1996, Lazard Freres & Co., L.L.C., sold, assigned and transferred all of its rights, title, interest and obligation to CIBC Wood Gundy Securities Corporation.

11. PRIOR PERIOD ADJUSTMENT

   The Company restated its depreciation expense by $520,329 to correct the depreciation expense for the year ended May 31, 1994. The effect was to increase net income for the year ended May 31, 1994 by $520,329.

================================================================================

  No dealer, sales representative or any other person has been authorized to give any information or to make any representations not contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities offered hereby in any jurisdiction in which such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                                    ------
                              TABLE OF CONTENTS


                                                  Page
                                                  ------
Prospectus Summary  ....................             3
Risk Factors  ..........................            21
The Registered Exchange Offer  .........            27
Certain Federal Income Tax
  Considerations of the Registered
  Exchange Offer .......................            35
The Company  ...........................            36
Use of Proceeds  .......................            39
Dividend Policy  .......................            39
Class A Common Stock Information  ......            40
Capitalization  ........................            41
Selected Historical and Pro Forma
  Combined Financial Data ..............            42
Pro Forma Combined Financial Data  .....            45
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations ...........................            52
Business  ..............................            60
Management and Certain Transactions  ...            88
Ownership and Control  .................            95
Description of Indebtedness  ...........            97
Description of Capital Stock  ..........            99
Shares Eligible for Future Sale  .......           102
Plan of Distribution  ..................           104
Legal Matters  .........................           105
Experts  ...............................           105
Additional Information  ................           106
Index to Financial Statements  .........           F-1


                                    ------

================================================================================

================================================================================


                                     LOGO





                      PEGASUS COMMUNICATIONS CORPORATION

                            OFFER TO EXCHANGE ITS
                             CLASS A COMMON STOCK
                          WHICH HAS BEEN REGISTERED
                      UNDER THE SECURITIES ACT OF 1933,
                             AS AMENDED, FOR ANY
                          OR ALL OF THE OUTSTANDING
                           CLASS B COMMON STOCK OF
                               PEGASUS MEDIA &
                             COMMUNICATIONS, INC.



                                    ------
                                  PROSPECTUS
                                    ------






                                November 7, 1996





================================================================================